As filed with the Securities and Exchange Commission on August 7, 2014

Registration No. 333-196585

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SYSCO CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	5140	74-1648137
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1390 Enclave Parkway

Houston, TX 77077-2099

(281) 584-1390

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Russell T. Libby

Executive Vice President—Corporate Affairs and Chief Legal Officer

Sysco Corporation

1390 Enclave Parkway

Houston, TX 77077-2099

(281) 584-1390

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew R. Brownstein Benjamin M. Roth Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	B. Joseph Alley, Jr. Arnall Golden Gregory LLP 171 17th Street, NW Suite 2100 Atlanta, GA 30309 (404) 873-8500	Marni J. Lerner Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2502

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement and upon completion of the merger described in the enclosed consent solicitation/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)(4)
Common Stock, $1.00 par value per share	89,100,089	N/A	$1,320,560,000.00	$170,088.13

(1)	Represents the estimated maximum number of shares of the Registrant’s common stock estimated to be issued in connection with the merger described herein. The number of shares of common stock represents the number of shares of Registrant’s common stock issuable in respect of USF Holding Corp. common stock issued as of March 29, 2014 and the estimated number of shares of the Registrant’s common stock that holders of USF Holding Corp. restricted stock awards and RSU awards will be entitled to receive at the effective time of the merger.
(2)	Based on the sum of the aggregate book value of USF Holding Corp. equity securities and restricted stock awards and RSU awards to be cancelled in the merger described herein as of March 29, 2014, the last practicable date prior to the date of the filing of this registration statement, reduced by estimated cash to be paid per Rule 457(f)(3). USF Holding Corp. is a private company and no market exists for its equity securities.
(3)	Determined in accordance with Section 6(b) of the Securities Act and Rule 457(f)(2) and (3) thereunder at a rate equal to $128.80 per $1.0 million of the proposed aggregate offering price or 0.0001288 of the proposed maximum aggregate offering price.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this consent solicitation statement/prospectus is not complete and may be changed. We may not sell the securities discussed herein until the Registration Statement filed with the Securities and Exchange Commission is effective. This consent solicitation statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION—DATED AUGUST 7, 2014

CONSENT SOLICITATION STATEMENT OF USF HOLDING CORP.	PROSPECTUS OF SYSCO CORPORATION

, 2014

To Stockholders of USF Holding Corp.:

As you may be aware, USF Holding Corp. (which we refer to as USF) entered into an Agreement and Plan of Merger, dated as of December 8, 2013 (which we refer to as the merger agreement), among Sysco Corporation (which we refer to as Sysco) and two of Sysco’s wholly owned subsidiaries, pursuant to which, through a series of mergers, USF will become a wholly owned subsidiary of Sysco (which we collectively refer to as the merger).

The aggregate purchase price paid by Sysco will consist of $500 million in cash and approximately 89.1 million shares of Sysco’s common stock, subject to downward adjustment pursuant to the merger agreement (which we refer to as the merger consideration). The precise amount of the aggregate merger consideration and the resulting per share merger consideration will not be known until shortly before the closing of the merger.

Sysco’s common stock is traded on the New York Stock Exchange under the symbol “SYY.” On December 6, 2013, the last trading day prior to the announcement of the merger, the last reported sale price of Sysco common stock on the NYSE was $34.31. On             , 2014, the most recent practicable date prior to the printing of this consent solicitation statement/prospectus, the last reported sale price of Sysco common stock on the NYSE was $            . We urge you to obtain current stock price quotations for Sysco common stock from a newspaper, the internet or your broker.

The USF board of directors has carefully considered the merger and the terms of the merger agreement and has determined that the merger and the merger agreement are fair, advisable and in the best interest of USF and its stockholders. Accordingly, the USF board of directors has unanimously approved the merger and the merger agreement. However, the approval of USF stockholders holding a majority of the outstanding USF common stock is required for the merger to close, and you are being sent this document to ask you to adopt and approve the merger agreement and the merger by executing and returning the written consent furnished with this consent solicitation statement/prospectus. No vote of Sysco stockholders is required to complete the merger.

Certain stockholders of USF, representing approximately 98% of the outstanding shares of USF common stock, have entered into a voting agreement with Sysco under which they have agreed to execute and return consents with respect to their shares of USF common stock adopting and approving the merger agreement and the merger. Therefore, under the voting agreement, we expect to receive a number of consents sufficient to satisfy the majority approval requirement described above.

The USF board of directors has set July 23, 2014 as the record date for determining holders of USF common stock entitled to execute and deliver written consents with respect to this solicitation. If you are a record holder of outstanding USF common stock on that date, you are urged to complete, date and sign the enclosed written consent and promptly return it to USF. See “Solicitation of Written Consents.”

We encourage you to read carefully this consent solicitation statement/prospectus and the documents incorporated by reference into this consent solicitation statement/prospectus in their entirety, including the section entitled “Risk Factors” beginning on page 22.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this consent solicitation statement/prospectus, or determined if this consent solicitation statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This consent solicitation statement/prospectus is dated                 , 2014, and is first being mailed to USF stockholders on or about                 , 2014.

John A. Lederer
President and Chief Executive Officer

USF Holding Corp.

9399 W. Higgins Rd.

Rosemont, Illinois 60018

Notice of Solicitation of Written Consent

To Stockholders of USF Holding Corp.:

Pursuant to an Agreement and Plan of Merger, dated as of December 8, 2013 (which we refer to as the merger agreement), among Sysco Corporation (which we refer to as Sysco), Scorpion Corporation I, Inc., a wholly owned subsidiary of Sysco (which we refer to as Merger Sub One), Scorpion Company II, LLC, a wholly owned subsidiary of Sysco (which we refer to as Merger Sub Two) and USF Holding Corp. (which we refer to as USF), Merger Sub One will be merged with and into USF, with USF continuing as the surviving corporation and a wholly owned subsidiary of Sysco, immediately followed by the merger of USF with and into Merger Sub Two, with Merger Sub Two continuing as the surviving entity and a wholly owned subsidiary of Sysco (which we collectively refer to as the merger).

This consent solicitation statement/prospectus is being delivered to you on behalf of the USF board of directors to request that holders of USF common stock as of the record date of July 23, 2014 execute and return written consents to adopt and approve the merger agreement and the merger.

This consent solicitation statement/prospectus describes the proposed merger and the actions to be taken in connection with the merger and provides additional information about the parties involved. Please give this information your careful attention. A copy of the merger agreement is attached as Annex A to this consent solicitation statement/prospectus.

A summary of the appraisal rights that may be available to you is described in “Appraisal Rights.” Please note that if you wish to exercise appraisal rights you must not sign and return a written consent approving the merger, or a consent that fails to indicate a decision on the proposal. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the merger. In addition, you must take all other steps necessary to perfect your appraisal rights.

The USF board of directors has carefully considered the merger and the terms of the merger agreement and has determined that the merger and the merger agreement are fair, advisable and in the best interests of USF and its stockholders.

Please complete, date and sign the written consent furnished with this consent solicitation statement/prospectus and return it promptly to USF by one of the means described in “Solicitation of Written Consents.”

By Order of the Board of Directors,

Juliette W. Pryor
General Counsel and Chief Compliance Officer

-i-

-ii-

ADDITIONAL INFORMATION

This document, which forms part of a registration statement on Form S-4 filed by Sysco with the Securities and Exchange Commission, which we refer to as the SEC, constitutes a prospectus of Sysco under Section 5 of the Securities Act of 1933, as amended, which we refer to as the Securities Act, with respect to the shares of Sysco common stock to be issued to USF stockholders pursuant to the merger agreement. This document also constitutes a consent solicitation statement of USF with respect to the proposal to adopt the merger agreement.

This consent solicitation statement/prospectus incorporates important business and financial information about Sysco that is contained in documents filed with the SEC and that is not included in or delivered with this document. You may obtain this information without charge through the SEC’s website (www.sec.gov) or upon your written or oral request from Sysco at www.sysco.com/investors, by emailing investor_relations@corp.sysco.com or telephoning (281) 584-2615. To ensure timely delivery, any request should be made no later than             , 2014. For additional details about where you can find information about Sysco, see “Where You Can Find More Information.”

Information on the internet websites of Sysco or USF, or any subsidiary of Sysco or USF, is not part of this document. You should not rely on that information in deciding whether to approve the merger and adopt and approve the merger agreement and the transactions contemplated thereby unless that information is in this document or has been incorporated by reference into this document.

You should rely only on the information contained or incorporated by reference in this document. We have not authorized anyone to provide you with different information. This document is dated             , 2014. You should not assume that information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to USF stockholders nor the issuance by Sysco of common stock in the merger will create any implication to the contrary.

This consent solicitation statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a consent, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Sysco has supplied all information relating to Sysco contained or incorporated by reference in this document, and USF has supplied all information relating to USF in this document.

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of USF, may have regarding the merger and the merger agreement, and brief answers to those questions. USF urges you to read carefully the remainder of this consent solicitation statement/prospectus because the information in this section may not provide all the information that might be important to you with respect to the merger. Additional important information is also contained in the annexes and exhibits to, and the documents incorporated by reference in, this consent solicitation statement/prospectus. See “Where You Can Find More Information.”

Q: What is the proposed transaction?

A: USF has entered into an agreement with Sysco pursuant to which Sysco will acquire USF on the terms and subject to the conditions set forth in the merger agreement. The merger will take place in two steps. First, Merger Sub One, a wholly owned subsidiary of Sysco, will merge with and into USF, with USF continuing as a wholly owned subsidiary of Sysco. Second, USF will merge with and into Merger Sub Two, a wholly owned subsidiary of Sysco, immediately following the initial merger, with Merger Sub Two surviving the second merger as a wholly owned subsidiary of Sysco. Except as the context otherwise requires, we refer herein to the initial merger and the second merger together as the merger. In connection with the merger, Sysco will also assume or refinance all of USF’s outstanding debt.

The merger agreement is included as Annex A to this consent solicitation statement/prospectus. It is the legal document that governs the merger.

Q: Who is soliciting my written consent?

A: The USF board of directors is providing these consent solicitation materials to you. These materials also constitute a prospectus with respect to the Sysco common stock issuable to USF stockholders in connection with the merger.

Q: What am I being asked to approve?

A: You are being asked to adopt and approve the merger agreement and the merger.

Q: Who is entitled to give a written consent?

A: The USF board of directors has set July 23, 2014 as the record date for determining holders of shares of USF common stock entitled to execute and deliver written consents with respect to this solicitation. Holders of USF common stock on the record date will be entitled to give or withhold a consent using the written consent furnished with this consent solicitation statement/prospectus. If you are a USF stockholder on the record date and you are entitled to vote on the proposal, you will be able to give or withhold consent with respect to the proposal.

Q: What will I receive in the merger?

A: Under the merger agreement, Sysco will pay to USF common stockholders and equity award holders an aggregate amount equal to approximately 89.1 million shares of Sysco common stock and $500 million in cash, subject to reduction pursuant to the terms of the merger agreement. See “The Merger Agreement—Merger Consideration; Purchase Price Adjustments.” The precise amount of the aggregate merger consideration and the resulting per share merger consideration will not be known until shortly before the closing of the merger.

The aggregate merger consideration will be allocated among USF’s outstanding common stock and equity awards. Each outstanding USF restricted stock award and RSU award will fully vest upon closing of the merger and will convert into the right to receive the merger consideration on the same basis as the outstanding shares of

USF common stock. Each outstanding USF option and equity appreciation right, which we refer to as an EAR, will fully vest at closing and will convert into the right to receive an amount in cash approximately equal to the difference between the value of the per share merger consideration and the exercise price of the respective option or EAR. The exact amount of the consideration to be paid to each holder of USF common stock or equity awards will vary, depending on the total purchase price and the number of shares and equity awards outstanding at the time of closing of the merger. For illustrative purposes only, if there were no adjustments to the aggregate merger consideration and the capitalization of USF at closing was the same as on August 4, 2014, the most recent practicable date before the mailing of this consent solicitation statement/prospectus, each USF stockholder or holder of a USF restricted stock award or RSU award would receive $0.93 in cash and 0.1939 shares of Sysco common stock per share of USF common stock and the holder of each USF option or EAR would receive an amount in cash equal to $7.91 minus the relevant exercise price of such option or EAR. If there were adjustments to the aggregate merger consideration resulting in a reduction of approximately 2.0 million shares of Sysco common stock, to 87.1 million shares of Sysco common stock, and of $10 million, to $490 million in cash, and the capitalization of USF at closing was the same as August 4, 2014, each USF stockholder or holder of a USF restricted stock award or Restricted Stock Unit, which we refer to as an RSU, award would receive $0.92 in cash and 0.1894 shares of Sysco common stock per share of USF common stock and the holder of each USF option or EAR would receive an amount in cash equal to $7.74 minus the relevant exercise price of such option or EAR.

Q: What is the recommendation of the USF board of directors?

A: The USF board of directors has determined that the merger agreement and the merger are advisable and fair to and in the best interests of USF and its stockholders, and unanimously recommends that USF’s stockholders adopt and approve the merger agreement and the merger.

Q: What stockholder consent is required to approve the merger?

A: We cannot complete the merger unless USF stockholders adopt and approve the merger agreement and the merger. Adoption and approval of the merger agreement and the merger require the approval of the holders of a majority of the outstanding shares of USF common stock.

Certain stockholders of USF, representing approximately 98% of the outstanding shares of USF common stock, have entered into a voting agreement with Sysco under which they have agreed to execute and return consents with respect to their shares of USF common stock adopting and approving the merger agreement and the merger. Therefore, under the voting agreement, we expect to receive consents representing a sufficient number of shares to satisfy the majority approval requirement described above.

As of the record date, all directors and executive officers of USF as a group owned and were entitled to grant consents with respect to 2,606,799 shares of USF common stock, or approximately 0.57% of the issued and outstanding shares of USF common stock on that date. USF currently expects that its directors and executive officers will deliver written consents in favor of the adoption and approval of the merger agreement and the merger.

Q: How can I return my written consent?

A: If you hold shares of USF common stock as of the record date for granting written consent and you wish to submit your consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to USF. Once you have completed, dated and signed your written consent, deliver it to USF by faxing your written consent to USF Holding Corp., Attention: Juliette Pryor, General Counsel and Chief Compliance Officer at (847) 720-1761, by emailing a .pdf copy of your written consent to legal@usfoods.com, or by mailing your written consent to USF Holding Corp. at 9399 W. Higgins Road, Suite 500, Rosemont, IL, 60018, Attention: Juliette Pryor, General Counsel and Chief Compliance Officer. USF will not be holding a stockholders’ meeting to consider this proposal, and therefore you will be unable to vote in person by attending a stockholders’ meeting.

Q: What happens if I do not return my written consent?

A: If you are a record holder of shares of USF common stock and you do not return your written consent, that will have the same effect as a vote against the proposal to adopt and approve the merger agreement and the merger.

Q: What if I am a record holder and I do not indicate a decision with respect to the proposal?

A: If you are a record holder and you return a signed written consent without indicating your decision on a proposal, you will have given your consent to adopt and approve the merger agreement and the merger.

Q: What is the deadline for returning my written consent?

A: The USF board of directors has set             , 2014 as the targeted final date for receipt of written consents, which is the date on which USF expects to receive consents under the Voting Agreement. USF reserves the right to extend the final date for receipt of written consents beyond             , 2014. Any such extension may be made without notice to USF stockholders. Once a sufficient number of consents to adopt and approve the merger agreement and the merger have been received, the consent solicitation will conclude.

Q: Can I change or revoke my written consent?

A: Yes. If you are a record holder on the record date of shares of USF common stock, you may change or revoke your consent to a proposal at any time before the consents of a sufficient number of shares to approve and adopt such proposal have been filed with the corporate secretary of USF. If you wish to change or revoke your consent before that time, you may do so by sending in a new written consent with a later date by one of the means described in the section entitled “Solicitation of Written Consents—Submission of Consents,” or delivering a notice of revocation to the corporate secretary of USF.

Q: Can I exercise appraisal rights?

A: If you are a USF stockholder who does not approve the merger via written consent, you may, by strictly complying with Section 262 of the Delaware General Corporation Law, be entitled to the appraisal rights described therein. Section 262 of the Delaware General Corporation Law is attached to this consent solicitation statement/prospectus as Annex C. Failure to follow precisely any of the statutory procedures set forth in Annex C may result in the loss or waiver of appraisal rights under Delaware law. Delaware law requires that, among other things, you send a demand for appraisal to the surviving company in the merger after receiving a notice from Sysco or USF that appraisal rights are available to you, which notice will be sent to non-consenting stockholders in the future. This consent solicitation/prospectus is not intended to constitute such a notice. Do not send in your demand prior to mailing of such notice because any demand for appraisal made prior to your receipt of such notice may not be effective to perfect your rights. See “Appraisal Rights.”

Q: What are the material United States federal income tax consequences of the merger?

A: The merger is intended to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Assuming that the merger does qualify as a reorganization for U.S. federal income tax purposes, a U.S. holder of shares of USF common stock generally will recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration and will recognize gain or loss with respect to any cash received in lieu of fractional shares of Sysco common stock. See “Material United States Federal Income Tax Consequences of the Merger.”

Q: When do you expect to complete the merger?

A: We anticipate that we will complete the merger either late in the third quarter or during the fourth quarter of this calendar year. However, we cannot assure you when or if the merger will occur. We must first obtain the requisite approval of USF stockholders and satisfy other conditions, including regulatory clearances and approvals, before we can complete the merger.

Q: Whom should I contact if I have questions?

A: If you have questions about the merger or the process for returning your written consent, or if you need additional copies of this document or a replacement written consent, please contact: USF Holding Corp., Attention: Juliette Pryor, General Counsel and Chief Compliance Officer, 9399 W. Higgins Road, Rosemont, IL 60018.

SUMMARY

This summary highlights selected material information from this consent solicitation statement/prospectus and may not contain all of the information that is important to you. To understand the merger agreement fully and for a more complete description of the legal terms of the merger, you should carefully read the entire documents to which we have referred you, including the complete merger agreement included with this consent solicitation statement/prospectus as Annex A. See “Where You Can Find More Information.”

Parties to the Merger Agreement

USF Holding Corp.

USF, through its operating subsidiary, US Foods, Inc., is a leading foodservice distributor, with approximately $22 billion in net sales for fiscal year 2013. US Foods provides a link between over 5,000 suppliers and its 200,000 foodservice customers nationwide. US Foods offers an array of food and non-food products with approximately 350,000 stock-keeping units or SKUs as well as value-added distribution services. US Foods has also developed a private label product portfolio representing approximately 30,000 SKUs and approximately $7 billion in net sales in fiscal year 2013. In addition, many of US Foods’ customers depend on it for business functions such as product selection, menu preparation and costing strategies.

USF common stock is not listed on an exchange or quoted on any automated services, and there is no established trading market for shares of USF common stock.

USF is organized under the laws of Delaware. The address and telephone number of USF’s principal executive offices are 9399 W. Higgins Road, Suite 500, Rosemont, IL 60018 and (847) 720-8000.

Sysco Corporation

Sysco Corporation, acting through its subsidiaries and divisions, is the largest North American distributor of food and related products primarily to the foodservice or food-away-from-home industry. Sysco provides products and related services to approximately 425,000 customers, including restaurants, healthcare and educational facilities, lodging establishments and other foodservice customers.

Sysco Corporation is organized under the laws of Delaware. Sysco’s common stock (NYSE: SYY) is listed on the New York Stock Exchange, which we refer to as the NYSE. The address and telephone number of Sysco’s principal executive offices are 1390 Enclave Parkway, Houston, TX 77077-2099 and (281) 584-1390.

Scorpion Corporation I, Inc.

Scorpion Corporation I, Inc., which we refer to as Merger Sub One, is a Delaware corporation, and a wholly owned subsidiary of Sysco formed solely for the purpose of implementing the merger. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

The address and telephone number of the principal executive offices of Scorpion Corporation I, Inc. are 1390 Enclave Parkway, Houston, TX 77077-2099 and (281) 584-1390.

Scorpion Company II, LLC

Scorpion Company II, LLC, which we refer to as Merger Sub Two, is a Delaware company and a wholly owned subsidiary of Sysco formed solely for the purpose of implementing the merger. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

The address and telephone number of the principal executive offices of Scorpion Company II, LLC are 1390 Enclave Parkway, Houston, TX 77077-2099 and (281) 584-1390.

The Merger

The Merger

At the effective time of the merger, Merger Sub One will merge with and into USF, so that USF, as the surviving corporation, will become a wholly owned subsidiary of Sysco. Immediately thereafter, USF will merge with and into Merger Sub Two, with Merger Sub Two continuing as the surviving company in the merger. We refer to Merger Sub One and Merger Sub Two together as the merger subs. We refer to the two mergers collectively as the merger.

Under the merger agreement, Sysco will pay to USF common stockholders and equity award holders an aggregate amount equal to approximately 89.1 million shares of Sysco common stock and $500 million in cash, in each case subject to reduction pursuant to the terms of the merger agreement. See “The Merger Agreement—Merger Consideration; Purchase Price Adjustments.” The precise amount of the aggregate merger consideration and the resulting per share merger consideration will not be known until shortly before the closing of the merger.

The aggregate merger consideration will be allocated among USF’s outstanding common stock and equity awards. The exact amount of the consideration to be paid to each holder of USF common stock or equity awards will vary, depending on the total purchase price and the number of shares and equity awards outstanding at the time of the closing of the merger.

For illustrative purposes only, if there were no adjustments to the aggregate merger consideration and the capitalization of USF at closing was the same as on August 4, 2014, the most recent practicable date before the mailing of this consent solicitation statement/prospectus, each USF stockholder or holder of a USF restricted stock award or RSU award would receive $0.93 in cash and 0.1939 shares of Sysco common stock per share of USF common stock and the holder of each USF option or EAR would receive an amount in cash equal to $7.91 minus the relevant exercise price of such option or EAR. If there were adjustments to the aggregate merger consideration resulting in a reduction of approximately 2.0 million shares of Sysco common stock, to 87.1 million shares of Sysco common stock, and of $10 million, to $490 million in cash, and the capitalization of USF at closing was the same as on August 4, 2014, each USF stockholder or holder of a USF restricted stock award or RSU award would receive $0.92 in cash and 0.1894 shares of Sysco common stock per share of USF common stock and the holder of each USF option or EAR would receive an amount in cash equal to $7.74 minus the relevant exercise price of such option or EAR. See “The Merger Agreement—Allocation of Aggregate Merger Consideration.”

Treatment of USF Equity Awards

Each outstanding USF restricted stock award and RSU award will fully vest upon closing of the merger and will convert into the right to receive the merger consideration on the same basis as the outstanding shares of USF common stock. Each outstanding USF option and EAR will fully vest at closing and will convert into the right to receive an amount in cash approximately equal to the difference between the value of the per share merger consideration and the exercise price of the respective option or EAR. See “The Merger Agreement—Treatment of USF Equity Awards.”

USF’s Reasons for the Merger

The USF board of directors has unanimously approved the merger and the merger agreement. The USF board of directors reviewed several factors in reaching its decision to approve the merger and the merger agreement and believes that the merger is advisable and fair to and in the best interests of USF and its stockholders. See “The Merger—USF’s Reasons for the Merger; Recommendations of the USF Board.”

Recommendation of the Board of Directors of USF

The USF Board recommends that USF stockholders adopt and approve the merger agreement and the merger by executing and delivering the written consent furnished with this consent solicitation/prospectus. The USF Board believes the merger consideration to USF stockholders is fair, advisable and in the best interests of USF and its stockholders. See “The Merger—USF’s Reasons for the Merger; Recommendation of the USF Board.”

Interests of Certain Executive Officers of Sysco in the Merger

Certain of the executive officers of Sysco have interests in the merger that may be different from, or in addition to, the interests of Sysco stockholders generally.

These interests include the following:

•

In light of their respective efforts in connection with the execution of the merger agreement, certain of Sysco’s executive officers received cash awards following the execution of the merger agreement.

•

In recognition of their respective contributions and ongoing efforts related to the planning of the integration of Sysco and USF, certain of Sysco’s executive officers were granted cash incentive awards, the receipt of which is conditioned generally upon (a) the closing of the merger, (b) the approval of a definitive integration plan, (c) successful completion of the project objectives for the executive officer’s assigned role, and (d) the executive officer’s employment in good standing with Sysco on the date that the merger closes (unless the executive officer retires on or after December 31, 2014, is at least 55 years of age, and has no less than 10 years of service with Sysco).

For more information pertaining to the interests of certain Sysco executive officers in the merger, see the section entitled “The Merger—Interests of Certain Executive Officers of Sysco in the Merger.”

Interests of Directors and Executive Officers of USF in the Merger

The directors and executive officers of USF have certain interests in the merger that may be different from, or in addition to, the interests of USF stockholders generally. The members of the USF board of directors were aware of these interests and considered them, among other matters, in approving the merger agreement and the merger and in determining to recommend to USF stockholders to adopt and approve the merger agreement and the merger.

These interests include the following:

•

Each outstanding USF restricted stock award and RSU award will fully vest upon the closing of the merger and will convert into the right to receive the merger consideration on the same basis as the outstanding shares of USF common stock. Each outstanding USF option will fully vest upon the closing of the merger and will convert into the right to receive an amount in cash approximately equal to the excess, if any, of the value of the per share merger consideration upon the closing of the merger over the exercise price of the respective USF option.

•	USF’s executive officers are parties to severance agreements that provide for cash severance payments and benefits in the event of certain terminations of employment.

•

USF has awarded transaction and retention bonus opportunities to certain employees of USF, including certain executive officers. Transaction bonuses are payable on the closing date of the merger, so long as the employee remains employed through such date or experiences an earlier qualifying termination of employment. Retention bonuses are payable on the later of (x) December 31, 2014 and (y) 180 days after the closing of the merger, so long as the employee remains employed through such date; however, if the employee experiences a qualifying termination of employment after the closing of the merger but before the date the retention bonus would otherwise be paid, the employee will receive the retention bonus upon the date of the employee’s termination of employment.

•

The chief executive officer of USF may grant, in his discretion, additional cash bonuses to employees of USF, including executive officers other than himself, in an aggregate amount not to exceed $3,000,000.

•

Sysco has agreed to pay a prorated portion of the annual bonus otherwise due in respect of the USF fiscal year in which closing of the merger occurs to USF employees who participate in the annual bonus plan of USF, including the executive officers.

•

Sysco has agreed to pay each employee of USF who is not covered by a collective bargaining agreement, including the executive officers, from the closing of the merger through December 31, 2014, base salary or wages that are the same as those provided as of immediately prior to the closing date.

•	USF’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

•

As of the record date, all directors and executive officers of USF as a group owned and were entitled to grant consents with respect to 2,606,799 shares of USF common stock, or approximately 0.57% of the issued and outstanding shares of USF common stock on that date. USF currently expects that its directors and executive officers will deliver written consents in favor of the adoption and approval of the merger agreement and the merger.

For more information pertaining to the interests of certain USF stockholders, executive officers and directors in the merger, see the sections entitled “The Merger—Interests of Directors and Executive Officers of USF in the Merger” and “Principal Stockholders of USF.”

Board of Directors and Management

Pursuant to the stockholders agreement, Sysco has agreed to increase the size of the Sysco board of directors by two members at the consummation of the merger, and certain of USF’s primary stockholders will be entitled to designate candidates for appointment to the additional seats on the terms and conditions set forth in the stockholders agreement. See “Stockholders Agreement.”

Comparison of the Rights of Stockholders of Sysco and USF

If USF stockholders approve the merger and exchange their stock for Sysco stock and cash, they will become Sysco stockholders and will have rights different from those they currently have as USF stockholders. See “Comparison of Rights of Stockholders.”

The Merger Agreement

The merger agreement is attached as Annex A to this consent solicitation statement/prospectus. USF and Sysco encourage you to read the merger agreement carefully in its entirety, as well as the section of this consent solicitation statement/prospectus entitled “The Merger Agreement.” The merger agreement is the principal document governing the merger and the related transactions.

Conditions to the Merger

USF and Sysco currently anticipate that the transaction will close either late in the third quarter or during the fourth quarter of this calendar year, subject to receipt of the required USF stockholder approval and required regulatory approvals and the satisfaction or waiver of the other conditions to the merger in the merger agreement.

The obligation of each of USF and Sysco to complete the merger is subject to the satisfaction or waiver of a number of customary conditions, including the following:

•	the approval of the merger by USF stockholders;

•

the waiting period (including any extension thereof) applicable to the consummation of the merger under the Hart-Scott-Rodino (“HSR”) Act having terminated or expired without the imposition of a burdensome condition;

•	the absence of any law or injunction that restrains, enjoins or otherwise prohibits the consummation of the merger;

•	the accuracy of the other party’s representations and warranties, subject to certain standards, including materiality and material adverse effect qualifications;

•

the other party having performed or complied with, in all material respects, their obligations under the merger agreement required to be performed or complied with prior to the closing of the merger; and

•	the effectiveness of the registration statement on Form S-4 of which this consent solicitation statement/prospectus forms a part.

In addition, USF’s obligation to complete the merger is subject to the satisfaction or waiver of the following:

•

the authorization for listing on the NYSE, subject to official notice of issuance, of the shares of Sysco common stock that will be issued or reserved for issuance pursuant to the merger agreement; and

•

receipt by USF of an opinion from its counsel, dated as of the closing date, to the effect that, on the basis of certain facts, representations and assumptions set forth as referred to in such opinion, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

See “The Merger Agreement—Conditions to the Consummation of the Merger.”

Termination of the Merger Agreement

Either Sysco or USF may terminate the merger agreement prior to the closing date, before or after USF stockholder approval has been received, for the following reasons:

•	by mutual written consent;

•

if the closing of the merger does not occur on or before March 8, 2015, with certain permitted extensions of such date by either party if all conditions to closing other than the receipt of regulatory approvals have been satisfied, for 60 days at a time, up to September 8, 2015;

•

if the other party materially breaches its representations or warranties or fails to perform its covenants, and such breach is not cured, or is not capable of being cured, within a designated period after receipt of a notice of breach; or

•

if there is a law that makes consummation of the merger illegal or if any government authority issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting the merger.

See “The Merger Agreement—Termination of the Merger Agreement and Termination Fee.”

Termination Fee

Generally, if the merger agreement is terminated by either party as a result of failure to obtain the required regulatory approvals, Sysco must pay USF a termination fee of $300 million, payable within two business days after written notice of such termination.

Non-Solicitation by USF of Alternative Proposals

USF and its subsidiaries and representatives may not solicit, initiate, knowingly encourage or assist, or respond to the submission of any proposal or offer, or participate in or provide information to any person with respect to any liquidation, dissolution or recapitalization, merger or consolidation, acquisition or purchase of all or a significant portion of the assets or equity of USF or its subsidiaries or any similar transaction or business combination.

See “The Merger Agreement—Covenants.”

Accounting Treatment of the Merger

Sysco and USF prepare their financial statements in accordance with accounting principles generally accepted in the United States, which we refer to as GAAP. The merger will be accounted for in accordance with FASB ASC Topic 805, Business Combinations, with Sysco considered as the accounting acquirer and USF as the accounting acquiree. Accordingly, consideration to be given by Sysco to complete the merger with USF will be allocated to assets and liabilities of USF based on their estimated fair values as of the completion date of the merger, with any excess purchase price being recorded as goodwill.

Material United States Federal Income Tax Consequences

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the completion of the merger, which condition is waivable by USF, that USF receive a written opinion from its counsel to the effect that the merger will so qualify. Assuming that the merger does qualify as a reorganization for U.S. federal income tax purposes, a U.S. holder of shares of USF common stock generally will recognize gain (but not loss) in an amount not to exceed the cash received as part of the merger consideration and will recognize gain or loss with respect to any cash received in lieu of fractional shares of Sysco common stock. USF stockholders should consult their tax advisors for a full understanding of all of the tax consequences of the merger to them.

See “Material United States Federal Income Tax Consequences of the Merger.”

Regulatory Approval

The merger is subject to certain filing requirements and applicable waiting periods under United States antitrust laws. The Federal Trade Commission (“FTC”), the Department of Justice, a state attorney general or a private party may challenge the merger at any time before or after it is completed. On January 17, 2014, Sysco and USF made pre-merger notification filings under the HSR Act. The completion of the merger is conditioned upon the expiration or termination of the HSR Act waiting period and receipt of all required antitrust clearances, consents and approvals. On February 18, 2014, Sysco and USF received a “second request” from the FTC for additional information with respect to the merger and are complying with this request. Sysco and USF have also been notified that several state attorneys general are investigating the merger under antitrust laws and Sysco and USF are cooperating with those state investigations. See “The Merger—Regulatory Approvals.”

Appraisal Rights

Under the General Corporation Law of the State of Delaware, which we refer to as the DGCL, if you do not wish to accept the consideration provided for in the merger agreement and the proposed merger is consummated, you have the right (assuming all statutory conditions are met) to seek appraisal of your shares of USF common stock and to receive payment in cash for the fair value of your USF common stock as determined by the Delaware Court of Chancery. To exercise your appraisal rights, you must (among other things) submit a written demand for appraisal to USF or to the surviving company in the merger, as applicable, within 20 days after the date of mailing of a separate notice that will be mailed to non-consenting stockholders following USF’s receipt of the requisite written consents. The demand for appraisal must not be sent prior to the date of such separate notice; under Delaware case law, a demand submitted prior to the date of the notice may not be effective to perfect your appraisal rights. Only the stockholder of record may submit a demand for appraisal; therefore, if your shares are not registered in your name, you will not be able to take these steps yourself, but must have them done by the record holder. To preserve your right to demand appraisal of your shares, you must not submit a written consent approving the proposal to adopt the merger agreement, or otherwise consent to or vote FOR the proposal to adopt the merger agreement, and you must not submit a written consent form that fails to indicate a decision, as such a consent form will be treated as an approval. However, so long as you do not return a consent form at all, it is not necessary to affirmatively vote against or disapprove the merger. In addition, you must hold your shares continuously through the effective date of the proposed merger, meet other statutory conditions and take all other steps to perfect your appraisal right, which are not all listed here. A copy of the relevant statute, Section 262 of the DGCL, is appended to this consent solicitation statement/prospectus as Annex C for information purposes only. This consent solicitation statement/prospectus is not intended to constitute the notice of appraisal rights under Section 262. See “Appraisal Rights.”

Solicitation of Written Consents

Adoption and approval of the merger agreement and the merger requires the approval of the holders of a majority of the outstanding shares of USF common stock. See “Solicitation of Written Consents.”

No stockholder approval of Sysco is required by the merger agreement or applicable law.

Voting Agreement

Following the execution of the merger agreement, certain stockholders of USF, who collectively hold approximately 98% of the outstanding shares of USF common stock, entered into a voting agreement with Sysco pursuant to which they have agreed to execute and return consents with respect to their shares of USF common stock adopting and approving the merger agreement and the merger. The voting agreement provides for a sufficient number of consents to be executed and delivered by such holders that would suffice to constitute effective adoption and approval of the merger agreement and the merger. See “Principal Stockholders of USF.”

Risk Factors

In evaluating the merger, merger agreement and transactions contemplated thereby, you should carefully read this consent solicitation statement/prospectus, the documents incorporated by reference into this consent solicitation statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

SELECTED HISTORICAL FINANCIAL DATA OF SYSCO

The following selected financial information is intended to aid you in understanding certain financial aspects of Sysco. The annual historical information for Sysco set forth below is derived from its audited consolidated financial statements as of and for fiscal years 2009 through 2013. The information for Sysco as of and for the 39 weeks ended March 30, 2013 and March 29, 2014 set forth below is derived from its unaudited consolidated interim financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring adjustments, that the management of Sysco considers necessary for a fair presentation of the financial position and results of operations for such periods in accordance with GAAP.

The information regarding Sysco that is set forth below is only a summary and should be read together with Sysco’s historical consolidated financial statements and related notes. Sysco’s fiscal year ends on the Saturday nearest to June 30th. This resulted in a 52-week year ending on June 29, 2013 for fiscal 2013, June 30, 2012 for fiscal 2012, July 2, 2011 for fiscal 2011 and June 27, 2009 for fiscal 2009. Sysco’s fiscal year ending July 3, 2010 for fiscal 2010, contained 53 weeks. Sysco’s historical consolidated financial statements and related notes are contained in its Annual Report on Form 10-K for the year ended June 29, 2013 and its Quarterly Report on Form 10-Q for the quarter ended March 29, 2014, as well as other information filed by Sysco with the SEC. See “Where You Can Find More Information.”

The historical results set forth below and elsewhere in this consent solicitation statement/prospectus are not necessarily indicative of the future performance of Sysco or USF. All amounts are in U.S. dollars.

	39 Weeks Ended		Fiscal Years
	March 29, 2014	March 30, 2013	2013	2012	2011	2010 (53 weeks)	2009
	(Unaudited)
Income Statement:	(in thousands, except per share data)		(in thousands, except per share data)
Sales	$34,229,720	$32,810,177	$44,411,233	$42,380,939	$39,323,489	$37,243,495	$36,853,330
Operating income(1)	1,162,600	1,198,635	1,658,478	1,890,632	1,931,502	1,975,868	1,872,211
Earnings before income taxes	1,075,091	1,108,950	1,547,455	1,784,002	1,827,454	1,849,589	1,770,834
Income taxes	397,729	399,566	555,028	662,417	675,424	669,606	714,886
Net earnings	677,362	709,384	992,427	1,121,585	1,152,030	1,179,983	1,055,948
Basic earnings per share:
Basic earnings per share	$1.16	$1.21	$1.68	$1.91	$1.96	$1.99	$1.77

Diluted earnings per share:
Diluted earnings per share	$1.15	$1.20	$1.67	$1.90	$1.96	$1.99	$1.77

Dividends declared per common share	$.86	$.83	$1.11	$1.07	$1.03	$.99	$.94

	As of		Fiscal Year Ends
	March 29, 2014	March 30, 2013	2013	2012	2011	2010	2009
	(Unaudited)
Balance Sheet:	(in thousands)		(in thousands)
Total assets	$13,138,264	$12,657,210	$12,663,947	$12,137,207	$11,427,190	$10,336,436	$10,160,321
Long-term debt	2,986,613	2,557,314	2,639,986	2,763,688	2,279,517	2,472,662	2,467,486

(1)	Sysco’s results have been impacted by a number of charges and adjustments during the periods presented within the selected historical financial data. A summary of certain of these charges and adjustments and the impact on Sysco’s operating income is as follows:

	39 Weeks Ended		Fiscal Year
	March 29, 2014	March 30, 2013	2013	2012	2011	2010 (53 Weeks)	2009
	(Unaudited)
	(in thousands)		(in thousands)
(Negative) / positive impact
Impact of restructuring executive retirement plans	$(2,323)	$(17,608)	$(20,990)	$—	$—	$—	$—
Impact of multiemployer pension charge	(1,451)	(43,201)	(41,876)	(21,899)	(41,544)	(2,944)	—
Impact of severance charges	(5,109)	(15,341)	(23,206)	(14,452)	(8,735)	—	—
Impact of US Foods merger and integration costs	(36,769)	—	—	—	—	—	—
Impact of change in estimate of self insurance	(23,841)	—	—	—	—	—	—
Impact of contingency accrual	(20,000)	—	—	—	—	—	—
Impact of facility closure charges	(2,497)	(1,974)	(2,645)	—	—	—	—
Impact of corporate owned life insurance	—	—	—	—	28,197	21,544	—
Impact of 53rd week	—	—	—	—	—	41,720	—
Impact of one-time acquisition-related charge	—	—	(5,998)	—	—	—	—

Total selected items impacting operating income	$(91,990)	$(78,124)	$(94,715)	$(36,351)	$(22,082)	$60,320	$—

Market Values of Sysco Securities

Sysco’s common stock is listed and quoted on the NYSE under the symbol “SYY.” The table below sets forth, for the calendar quarters indicated, the high and low per share sale prices of Sysco common stock as reported by the NYSE and cash dividends declared.

	High	Low	Dividends Declared Per Share
Fiscal Year Ended July 2, 2011
First Quarter	$31.55	$27.13	0.25
Second Quarter	30.18	28.22	0.26
Third Quarter	30.54	27.31	0.26
Fourth Quarter	32.76	27.81	0.26
Fiscal Year Ended June 30, 2012
First Quarter	31.73	25.48	0.26
Second Quarter	29.62	25.09	0.27
Third Quarter	31.18	28.70	0.27
Fourth Quarter	30.20	27.05	0.27
Fiscal Year Ended June 29, 2013
First Quarter	31.41	28.23	0.27
Second Quarter	32.40	29.75	0.28
Third Quarter	35.62	30.55	0.28
Fourth Quarter	35.40	33.07	0.28
Fiscal Year Ending June 28, 2014
First Quarter	36.05	31.37	0.28
Second Quarter	43.40	31.13	0.28
Third Quarter	37.08	34.07	0.29
Fourth Quarter

On December 6, 2013, the last trading day prior to the announcement of the merger, the last reported sale price of Sysco common stock on the NYSE was $34.31. On                 , 2014, the most recent practicable date prior to the printing of this consent solicitation statement/prospectus, the last reported sale price of Sysco common stock on the NYSE was $            . We urge you to obtain current stock price quotations for Sysco common stock from a newspaper, the internet or your broker.

There is no established public trading market for USF’s common stock. USF has not declared any dividends during the periods set forth in the table above.

SELECTED HISTORICAL FINANCIAL DATA OF USF

USF operates on a 52-53-week fiscal year, with all periods ending on Saturday. When a 53-week fiscal year occurs, USF reports the additional week in the fourth fiscal quarter. Fiscal years 2013, 2012, 2011, 2010 and 2009 ended on December 28, 2013, December 29, 2012, December 31, 2011, January 1, 2010, and January 2, 2009, respectively. All years presented were 52 weeks, except for fiscal 2009, which consisted of 53 weeks. The following table presents selected consolidated financial data for the last five fiscal years and the 13 weeks ended March 29, 2014 and March 30, 2013:

	13 Weeks Ended		Fiscal Year
	March 29, 2014	March 30, 2013	2013	2012	2011	2010	2009 (53 Weeks)
	(Unaudited)
	(in millions)		(in millions)
Consolidated Statements of Operations Data:
Net sales	$5,457	$5,405	$22,297	$21,665	$20,345	$18,862	$18,961
Cost of goods sold	4,562	4,496	18,474	17,972	16,840	15,452	15,508

Gross profit	895	909	3,823	3,693	3,505	3,410	3,453
Operating expenses:
Distribution, selling and administrative costs	878	884	3,494	3,350	3,194	3,055	3,095
Restructuring and tangible asset impairment charges	—	2	8	9	72	11	47
Intangible asset impairment charges	—	—	—	—	—	—	21

Total operating expenses	878	886	3,502	3,359	3,266	3,066	3,163

Operating income	17	23	321	334	239	344	290
Interest expense—net	73	82	306	312	307	341	359
Loss on extinguishment of debt	—	24	42	31	76	—	—
Gain on repurchase of senior subordinated notes	—	—	—	—	—	—	(11)

(Loss) income before income taxes	(56)	(83)	(27)	(9)	(144)	3	(58)
Income tax (provision) benefit	(9)	(12)	(30)	(42)	42	(16)	14

Net loss	$(65)	$(95)	$(57)	$(51)	$(102)	$(13)	$(44)

Other Data:
Cash flows from operating activities	$31	$(10)	$322	$316	$419	$481	$89
Cash flows from investing activities	(40)	(51)	(187)	(380)	(338)	(258)	(146)
Cash flows from financing activities	1	(32)	(197)	103	(301)	(30)	(363)
Capital expenditures	41	55	191	294	304	272	165
EBITDA(a)	117	93	667	659	506	652	597
Adjusted EBITDA(a)	169	156	845	841	812	736	690
Balance Sheet Data:
Cash and cash equivalents	$172	$149	$180	$242	$203	$423	$230
Total assets	9,290	9,255	9,186	9,263	8,916	9,054	8,976
Total debt	4,818	4,858	4,770	4,814	4,641	4,855	4,886

(a)

USF management uses EBITDA and Adjusted EBITDA to measure operating performance. EBITDA is defined as Net loss, plus Interest expense—net, Income tax (provision) benefit, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for (1) Sponsor fees; (2) Restructuring and tangible, and Intangible asset impairment charges; (3) share-based compensation expense; (4) other gains, losses, or charges as specified under USF’s debt agreements; and (5) the non-cash impact of LIFO adjustments. EBITDA and Adjusted EBITDA, are supplemental measures of USF’s performance. They are not required by, or presented in accordance with, GAAP. They are not measurements of USF’s performance under GAAP. In addition, they should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with GAAP, or as alternatives to cash flows from operating activities as measures of USF’s liquidity. See additional information for the use of these measures and Non-GAAP reconciliations below.

Non-GAAP Reconciliations

EBITDA and Adjusted EBITDA are not measures of USF’s financial condition, liquidity or profitability. They should not be considered as a substitute for net income (loss) from continuing operations, operating profit or any other performance measures derived in accordance with GAAP, nor are they a substitute for cash flow from operating activities as a measure of USF’s liquidity. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account items such as interest and principal payments on USF’s indebtedness, working capital needs, tax payments and capital expenditures.

USF presents EBITDA because it considers EBITDA to be an important supplemental measure of USF’s performance. It also is frequently used by securities analysts, investors and other interested parties to evaluate companies in USF’s industry. USF presents Adjusted EBITDA because it excludes items that are not related to USF’s ongoing performance. This makes it easier to compare USF’s performance between periods and to similar companies. Adjusted EBITDA is the key metric used by USF’s Chief Operating Decision Maker to assess operating performance. USF believes these non-GAAP financial measures provide meaningful supplemental information about USF’s operating performance because they exclude amounts that USF’s management and board of directors do not consider part of core operating results. USF’s management uses these non-GAAP financial measures to evaluate USF’s historical financial performance, establish future operating and capital budgets, and determine variable compensation for management and employees.

USF’s debt agreements specify items that should be added to EBITDA in arriving at Adjusted EBITDA. These include Sponsor fees, share-based compensation expense, impairment charges, restructuring charges, the non-cash impact of LIFO, and gains and losses on debt transactions. When there are other small, specified costs to add to EBITDA to arrive at Adjusted EBITDA, USF combines those items under Other.

The charge resulting from lump-sum payment settlements to retirees and former employees participating in several of USF’s subsidiary, US Foods-sponsored pension plans, and direct and incremental costs related to the merger agreement, were also added back to EBITDA to arrive at Adjusted EBITDA. Costs to optimize USF’s business were also added back to EBITDA to arrive at Adjusted EBITDA. These business transformation costs include third party and duplicate or incremental internal costs. Those items are related to functionalization, and significant process and systems redesign in US Foods’ replenishment, finance, category management and human resources functions; company rebranding; cash & carry retail store strategy; and implementation and process and system redesign related to US Foods’ sales model.

These items are added to EBITDA to arrive at Adjusted EBITDA as part of US Foods’ debt agreements. Accordingly, USF’s management includes those adjustments when assessing USF’s operating performance. USF cautions readers that amounts presented in accordance with USF’s definitions of EBITDA and Adjusted EBITDA may not be comparable to similar measures used by other companies, because not all companies and analysts calculate EBITDA and Adjusted EBITDA in the same manner.

The following table reconciles EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income (loss) for the last five fiscal years and for the 13 weeks ended March 29, 2014 and March 30, 2013:

	2013	2012	2011	2010	2009 (53 Weeks)
	(in millions)
Net loss	$(57)	$(51)	$(102)	$(13)	$(44)
Interest expense—net	306	312	307	341	359
Income tax provision (benefit)	30	42	(42)	16	(14)
Depreciation and amortization expense	388	356	343	308	296

EBITDA	667	659	506	652	597
Adjustments:
Sponsor fees(1)	10	10	10	11	8
Restructuring and tangible asset impairment charges(2)	8	9	72	11	47
Intangible asset impairment charges(3)	—	—	—	—	21
Share-based compensation expense(4)	8	4	15	3	4
LIFO reserve change(5)	12	13	59	30	(38)
Loss on extinguishment of debt(6)	42	31	76	—	—
Pension settlement(7)	2	18	—	—	—
Business transformation costs(8)	61	75	45	18	—
Legal(9)	—	—	3	1	43
Gain on repurchase of senior subordinated notes(10)	—	—	—	—	(11)
Other(11)	35	22	26	10	19

Adjusted EBITDA	$845	$841	$812	$736	$690

(1)	Consists of management fees paid to the USF Sponsors.
(2)	Consists primarily of facility closing, severance and related costs, and tangible asset impairment charges.
(3)	Intangible asset impairment charges for private label brand names.
(4)	Share-based compensation represents costs recorded for vesting of USF stock option awards, restricted stock and restricted stock units.
(5)	Consists of changes in the LIFO reserve.
(6)

Includes fees paid to debt holders, third-party costs, early redemption premiums, and the write-off of old debt facility unamortized debt issuance costs. See Note 11—Debt in the Notes to USF’s Audited Consolidated Financial Statements for a further description of debt refinancing transactions.

(7)	Consists of charges resulting from lump-sum payment settlements to retirees and former employees participating in several US Foods-sponsored pension plans.
(8)	Consists primarily of costs related to functionalization and significant process and systems redesign.
(9)

Includes settlement costs accrued in 2011 and 2009 for class action matters and costs incurred for Ahold-related legal matters in 2010 and 2009. See Note 21—Commitments and Contingencies in the Notes to USF’s Audited Consolidated Financial Statements for a further description of legal matters and the indemnification by Ahold for certain matters.

(10)	Consists of a gain from an open market purchase of USF’s senior subordinated notes, net of the unamortized debt issuance costs write-off.
(11)	Other includes gains, losses or charges, including $4 million of 2013 direct and incremental costs related to the merger agreement, as specified under US Foods’ debt agreements.

	13 Weeks Ended
	March 29, 2014	March 30, 2013
	(Unaudited)
	(in millions)
Net income	$(65)	$(95)
Interest expense, net	73	82
Income tax provision (benefit)	9	12
Depreciation and amortization expense	100	94

EBITDA	117	93
Adjustments:
Sponsor fees(1)	3	3
Restructuring and tangible asset impairment charges(2)	—	2
Share-based compensation expense(3)	3	4
LIFO reserve change(4)	25	2
Loss on extinguishment of debt(5)	—	24
Business transformation costs(6)	12	14
Other(7)	9	14

Adjusted EBITDA	$169	$156

(1)	Consists of management fees paid to the USF sponsors.
(2)	Primarily consists of facility closing, severance and related costs, and tangible asset impairment charges.
(3)	Share-based compensation represents costs recorded for vesting of USF stock option awards, restricted stock and restricted stock units.
(4)	Consists of changes in the LIFO reserve.
(5)

Includes fees paid to debt holders, third party costs, early redemption premium, and the write off of old debt facility unamortized debt issuance costs. See Note 9—Debt in the Notes to USF’s Unaudited Consolidated Financial Statements for a further description of debt refinancing transactions.

(6)	Consists primarily of costs related to functionalization and significant process and systems redesign.
(7)

Other includes gains, losses or charges as specified under the US Foods’ debt agreements, including $4 million of direct and incremental costs for the 13 weeks ended March 29, 2014, related to the merger.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL DATA

The Unaudited Pro Forma Combined Financial Statements have been developed from the historical consolidated financial statements of Sysco and USF. Sysco’s financials are incorporated by reference into this document and USF’s financials are included in this document. Sysco and USF have different fiscal year ends, with the most recent annual period of Sysco ended on June 29, 2013, and the most recent annual period of USF ended on December 28, 2013. As such, amounts related to the historical operations of USF have been adjusted to align the periods over which those operations occurred with the periods presented by adding the necessary quarterly results together to match Sysco’s fiscal reporting periods. The Unaudited Pro Forma Combined Statements of Operations for the nine months ended March 29, 2014 and for the year ended June 29, 2013 combine the historical consolidated statements of operations of Sysco and USF, giving effect to the merger as if it had been consummated on July 1, 2012, the beginning of the earliest period presented. The Unaudited Pro Forma Combined Balance Sheet combines the consolidated balance sheets of Sysco and US Foods, giving effect to the merger as if it had been consummated on March 29, 2014.

The Unaudited Pro Forma Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Sysco would have been if the merger had occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. Sysco expects to incur significant costs associated with integrating the operations of Sysco and USF. The Unaudited Pro Forma Combined Financial Statements do not reflect the costs of any integration activities including planning costs or any benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the merger, except to the extent that such integration costs have been incurred during the periods presented. In addition, the Unaudited Pro Forma Combined Financial Statements (excluding the balance sheet) do not include one-time costs directly attributable to the transaction or professional fees incurred by Sysco or USF pursuant to provisions contained in the merger agreement as those costs are not considered part of the purchase price. The Unaudited Pro Forma Combined Financial Statements do not include the effect of any divestitures or other requirements that may be imposed by the Federal Trade Commission.

The following information has been derived from, and should be read in conjunction with, the Unaudited Pro Forma Condensed Combined Financial Statements and the related notes included in this registration statement.

39 Weeks Ended March 29, 2014 and 52 Weeks Ended June 29, 2013

(in thousands, except per share data)

	39 weeks ended March 29, 2014	52 weeks ended June 29, 2013
Sales	$50,919,863	$66,417,107
Operating income	1,348,094	1,886,255
Earnings before income taxes	1,050,281	1,412,963
Income taxes	391,341	502,682
Net earnings	658,940	910,281
Basic earnings per share:
Basic earnings per share	$0.98	$1.35

Diluted earnings per share:
Diluted earnings per share	$0.97	$1.34

	As of March 29, 2014
Total assets	$24,399,312
Long-term debt	8,039,991

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this consent solicitation statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risk factors in deciding whether to grant your consent to the proposal presented in this consent solicitation statement/prospectus. In addition, you should read and consider the risks associated with each of the businesses of Sysco and USF because these risks will relate to the surviving company. Descriptions of some of these risks can be found in the Annual Report on Form 10-K filed by Sysco for the year ended June 29, 2013, as updated by other reports filed with the SEC, which is filed with the SEC and incorporated by reference into this consent solicitation statement/prospectus. You should also consider the other information in this consent solicitation statement/prospectus and the other documents incorporated by reference into this consent solicitation statement/prospectus. See “Where You Can Find More Information.”

Risks Relating to the Merger

The closing and consummation of the merger is subject to receipt of regulatory approval and the satisfaction of certain other conditions, and we cannot predict whether or when such conditions will be satisfied or waived or whether the merger will be completed.

The completion of the merger is subject to receipt of regulatory approvals, including antitrust approval, and other customary conditions, including, without limitation:

•	the approval of the stockholders of USF;

•	the effectiveness of the registration statement on Form S-4 of which this consent solicitation statement/prospectus forms a part;

•	the expiration or termination of the applicable waiting period under the HSR Act (including any extension thereof);

•	the accuracy of the representations and warranties in the merger agreement and compliance with the respective covenants of the parties, subject to certain qualifiers;

•	the absence of any law or injunction that prohibits the consummation of the merger; and

•	the receipt by USF of a customary tax opinion with respect to the merger.

Sysco and USF may fail to secure the requisite approvals in a timely manner or on terms desired or anticipated, and the merger may not close in the anticipated time frame, if at all. Sysco and USF have no control over certain conditions in the merger agreement, and cannot predict whether such conditions will be satisfied or waived. Regulatory authorities may impose conditions on the completion of the merger or require changes to the terms of the transaction. Such conditions or changes may prevent the closing of the merger or cause the merger to be delayed, and delays may cause the parties to incur additional, potentially burdensome transaction costs. Sysco and USF have also been notified that several state attorneys general are investigating the merger under antitrust laws and Sysco and USF are cooperating with those state investigations. Additionally, in February 2014, the Federal Trade Commission (the “FTC”) requested additional information and documentary materials in connection with the merger under notification requirements of the HSR Act, which is frequently referred to as a “second request,” and Sysco and USF are continuing to work closely and cooperate with the FTC as it conducts its review of the merger. Sysco and USF can agree at any time to terminate the merger agreement, even if USF stockholders have already approved the merger and the merger agreement. Sysco and USF can also terminate the merger agreement under other specified circumstances.

Sysco and USF may be required to accept certain remedies to obtain regulatory approval for the merger, and any such remedies could reduce the projected benefits of the merger and negatively impact the combined company.

The imposition of remedies as a condition to obtaining regulatory approval for the transaction could limit the revenues of the combined company and negatively impact the combined company. The potential remedies may negatively impact the projected benefits of the proposed merger, including any potential synergies or cost savings, along with the business, financial condition and competitiveness of Sysco, as the combined company. Even if regulatory approval for the merger is obtained, any remedies could result in the total revenues of the combined post-merger entity being less than the combined historical revenues of Sysco and USF. Additionally, neither party will be obligated to continue to seek regulatory approval if such approval would require the divestiture of assets representing in excess of $2 billion of revenue generated in calendar year 2013.

The value of the merger consideration at the closing may not be the same as at the time of signing or on the date of this consent solicitation/prospectus.

If the merger is completed, up to 89.1 million shares of Sysco common stock may be issued to USF stockholders and RSU holders. Any change in the price of Sysco common stock prior to the completion of the merger will affect the dollar value of the merger consideration that USF stockholders and RSU holders will receive upon completion of the merger.

The market price of Sysco common stock is subject to general price fluctuations in the market for publicly traded equity securities and has experienced volatility in the past. Changes in the price of Sysco common stock could result from a variety of factors, including general market and economic conditions, changes in Sysco’s business, operations and prospects and regulatory considerations. Market assessments of the benefits of the proposed merger and the likelihood that the proposed merger will be completed, as well as general and industry-specific market and economic conditions, may also impact the market price of Sysco common stock. Many of these factors are beyond Sysco’s control. USF stockholders should obtain current market quotations for shares of Sysco common stock.

The market price of Sysco’s common stock may decline as a result of the merger.

The market price of Sysco’s common stock may decline as a result of the merger for a number of reasons, including:

•	the integration of USF by Sysco may not be as successful as expected or may take longer than expected;

•	there may be sales of substantial amounts of Sysco common stock after the merger;

•	Sysco may not achieve the perceived benefits of the merger as rapidly as, or to the extent, anticipated by financial or industry analysts; or

•	the effect of the merger on Sysco’s financial results may not be consistent with the expectations of financial or industry analysts.

These factors are, to some extent, beyond Sysco’s control.

The issuance of shares of Sysco common stock to USF stockholders in the merger may have a negative impact on Sysco’s financial results, including earnings per share.

If the merger is completed, up to approximately 89.1 million shares of Sysco common stock may be issued to USF stockholders, holders of USF restricted stock and RSU holders, representing approximately         % of the number of shares of Sysco common stock expected to be outstanding following the consummation of the merger. Once shares of Sysco common stock are issued in connection with the merger, Sysco’s earnings per share may be lower than would have been reported by Sysco in the absence of the merger. There can be no assurance that any increase in Sysco’s earnings per share will occur, even over the long-term. Any increase in Sysco’s earnings per share as a result of the merger is likely to require, among other things, Sysco to successfully manage the operations of USF and increase the consolidated earnings of Sysco after the merger.

USF stockholders will have substantially different rights with respect to their stockholdings following the merger.

Upon consummation of the merger, the USF stockholders, who presently hold stock in a private Delaware corporation, will become stockholders of Sysco, a public Delaware corporation. There are material differences between the rights of USF stockholders under the USF governing documents and the rights of Sysco stockholders under the Sysco governing documents. See “Comparison of Rights of Stockholders.”

The proposed merger may adversely impact Sysco’s and/or USF’s current business operations and relationships with employees, vendors and customers.

The announcement of the merger could cause disruptions in and create uncertainty surrounding Sysco’s and/or USF’s businesses. This could affect Sysco’s and/or USF’s relationships with customers, vendors and employees, which could have an adverse effect on Sysco’s and/or USF’s business, financial results and operations. Prospective suppliers, customers or other third parties may delay or decline to enter into agreements with Sysco and/or USF as a result of the merger. Sysco and/or USF may also lose current suppliers and customers, or current suppliers or customers could modify their relationships with Sysco and/or USF in an adverse manner, in either case as a result of the merger. Furthermore, uncertainties as to the effect of the merger transaction may adversely impact employee morale and impede Sysco’s and/or USF’s ability to retain key employees. The loss of key employees could impact Sysco’s ability to successfully integrate the businesses of Sysco and USF and fully realize the anticipated benefits of the merger. In addition, Sysco and USF have devoted, and will continue to devote, significant management resources to complete the merger, which may cause Sysco’s and/or USF’s business and operating results to suffer.

The merger agreement also places restrictions on how USF conducts its business before the merger is completed. These restrictions could result in USF’s inability to respond effectively, and in a timely manner, to competitive pressures, industry developments and future opportunities. This could harm USF’s business, financial results and operations.

The integration of the businesses of Sysco and USF may be more difficult, costly or time-consuming than expected, and the merger may not result in any or all of the anticipated benefits, including cost synergies.

The success of the merger between Sysco and USF, including the realization of the anticipated benefits, will depend, in part, on the ability of Sysco, as the combined company, to successfully integrate the businesses of Sysco and USF. Failure to effectively integrate the businesses could adversely impact the expected benefits of the merger, including cost synergies stemming from supply chain efficiencies, merchandising activities and overlapping general and administrative functions.

The integration of two large independent companies will be complex and time-consuming, and Sysco and USF will be required to devote significant management attention and incur substantial costs to integrate Sysco’s and USF’s business practices, policies, cultures and operations. The integration process could also result in the loss of key employees and the disruption of each company’s ongoing businesses, which could materially impact the combined company’s future financial results.

Furthermore, during the integration planning process and after the closing of the merger, Sysco and USF may encounter additional challenges and difficulties, including those related to, without limitation, managing a larger combined company; streamlining supply chains, consolidating corporate and administrative infrastructures and eliminating overlapping operations; retaining Sysco’s existing vendors and customers; unanticipated issues in integrating information technology, communications and other systems; and unforeseen and unexpected liabilities related to the merger or USF’s business. Delays encountered in the integration could adversely impact the business, financial condition and operations of the combined company.

Directors and officers of USF may have conflicts of interest that may influence them to support or approve the merger.

USF stockholders should be aware that certain members of the USF board and executive officers of USF have interests in the transaction contemplated by the merger agreement that may be different from, or are in addition to, the general interests of USF stockholders, as described in “The Merger—Interests of Directors and Executive Officers of USF in the Merger.”

Sysco may not be able to retain some of the vendors and customers used by USF after the proposed merger, which could negatively impact the anticipated benefits of the merger.

The vendors or customers of USF may have termination rights that are triggered upon completion of the merger, and such vendors or customers may decide not to renew their existing relationship with the combined company, and may instead select one of Sysco’s competitors. If Sysco is unable to retain and maintain these vendor and customer relationships, then the business, financial condition and operations of Sysco, as the combined company, could be adversely impacted.

Consummation of the merger will require Sysco to incur significant additional indebtedness, which could adversely impact Sysco’s financial condition and may hinder Sysco’s ability to obtain additional financing and pursue other business and investment opportunities.

USF’s outstanding debt, which was approximately $4.8 billion at the time the merger agreement was signed, will become debt of Sysco or a Sysco subsidiary (including indebtedness which remains the obligation of USF) if the merger is completed. The purchase price, as well as any refinancing of USF’s indebtedness, is expected to be financed with a combination of new debt and cash on Sysco’s balance sheet. Sysco has secured fully committed bridge financing.

Sysco is party to a 364-day bridge term loan agreement with a syndicate of banks and other lending institutions, pursuant to which Sysco may borrow up to $3.3865 billion in term loans on the closing date of the merger to fund the merger consideration, refinance certain indebtedness of USF and pay related fees and expenses, subject to the conditions set forth therein. There is a risk that these conditions will not be satisfied and that the bridge facility may not be funded when required.

Any outstanding debt of USF that is assumed upon the closing of the merger may include restrictive covenants that, among other things, could limit Sysco’s ability to engage in certain business transactions or incur additional indebtedness.

The incurrence of additional indebtedness could have negative consequences, including increasing Sysco’s vulnerability to adverse economic and industry conditions, and limiting Sysco’s ability to obtain additional financing and implement and pursue strategic initiatives and opportunities. Additionally, if Sysco does not achieve the expected benefits and cost savings from the merger with USF, or if the financial performance of Sysco, as the combined company, does not meet current expectations, then Sysco’s ability to service the debt may be adversely impacted. Sysco’s credit ratings may also be impacted as a result of the incurrence of additional acquisition-related indebtedness. Currently, certain credit rating agencies have put Sysco on watch for a potential downgrade.

The unaudited pro forma financial data for Sysco and USF included in this consent solicitation statement/prospectus are preliminary, and Sysco’s actual financial position and operations after the completion of the merger may differ materially from the unaudited pro forma financial data included in this consent solicitation statement/prospectus.

The unaudited pro forma financial data for both Sysco and USF in this consent solicitation statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what Sysco’s actual financial position or operations would have been had the merger been completed on the dates indicated. For more information, see “Pro Forma Financial Statements.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information included in this consent solicitation statement/prospectus (including information included or incorporated by reference in this document) that look forward in time or that express beliefs, expectations or hopes are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are all statements other than statements of historical facts. Generally, the words “anticipates,” “may,” “can,” “plans,” “believes,” “estimates,” “expects,” “projects,” “intends,” “likely,” “will,” “should,” “to be” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. Such forward-looking statements reflect the views of management at the time such statements are made and are subject to a number of known and unknown risks, uncertainties, estimates and assumptions that are difficult to predict and that may cause actual results to differ materially from current expectations, including, but not limited to, those factors set forth under the section entitled “Risk Factors,” as well as, among others, risks and uncertainties relating to:

•	the ability of the parties to satisfy the conditions precedent and consummate the proposed merger;

•	the timing of the consummation of the proposed merger;

•	the ability of the parties to secure regulatory approvals in a timely manner or on the terms desired or anticipated;

•	the ability of Sysco to integrate the acquired operations;

•	the ability to realize the anticipated benefits of the merger;

•	fluctuations in the market value of Sysco common stock;

•	the effects of the merger on Sysco’s financial results;

•	the ability of the combined company to retain and hire key personnel;

•	the results of financing efforts, including Sysco’s ability to obtain financing on favorable terms;

•	the potential for adverse changes in the ratings given to Sysco’s and USF’s debt by nationally accredited ratings organizations;

•	the ability to implement the anticipated business plans of the combined company following closing and achieve anticipated benefits and savings;

•	disruption of management’s attention from ongoing business operations due to the pending merger and the integration of the businesses of Sysco and USF following the merger;

•

the effect of the announcement of the proposed merger or the consummation of the merger on either party’s relationships with its respective customers, vendors, employees, lenders, operating results and businesses generally;

•	Sysco’s and USF’s ability to effectively manage their regulatory compliance and service quality;

•	the outcome of any legal proceedings;

•	the effects of any unfavorable outcome with respect to any of Sysco’s or USF’s current or future legal, governmental or regulatory proceedings, audits or disputes;

•	interruption of supplies due to lack of long-term contracts;

•	the effect of intense competition on the business of Sysco, USF and/or the combined company;

•	changes in industry pricing practices;

•	changes in competitors’ cost structures;

•	the impact of severe weather and of crop conditions;

•	the impact of natural disasters or terrorist acts;

•	potential labor issues, including work stoppages;

•	increased medical, retiree and pension expenses and related funding requirements;

•	general economic conditions, including inflation risk, changes in consumer confidence and the risk that decreases in consumer spending, particularly on food-away-from-home, may not reverse;

•	changes in accounting policies or practices;

•

costs and risks associated with government laws and regulations, including environmental, health, safety, food safety, transportation, labor and employment, laws and regulations, and changes in existing laws or regulations; and

•	changes in fuel prices.

For a discussion of additional factors impacting Sysco’s business, see Sysco’s Annual Report on Form 10-K for the year ended June 29, 2013, as filed with the SEC and Sysco’s subsequent filings with the SEC. Neither Sysco nor USF undertakes to update or revise any forward-looking statements, based on new information or otherwise.

THE COMPANIES

Sysco Corporation

Sysco, acting through its subsidiaries and divisions, is the largest North American distributor of food and related products primarily to the foodservice or food-away-from-home industry. It provides products and related services to approximately 425,000 customers, including restaurants, healthcare and educational facilities, lodging establishments and other foodservice customers.

Founded in 1969, Sysco commenced operations as a public company in March 1970, when the stockholders of nine companies exchanged their stock for Sysco common stock. Since its formation, Sysco has grown from $115.0 million to $44.4 billion in annual sales, both through internal expansion of existing operations and through acquisitions.

Sysco is organized under the laws of Delaware. The address and telephone number of its executive offices are 1390 Enclave Parkway, Houston, TX 77077-2099 and (281) 584-1390.

Scorpion Corporation I, Inc.

Merger Sub One is a Delaware corporation, and a wholly owned subsidiary of Sysco formed solely for the purpose of implementing the merger. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

The address and telephone number of the principal executive offices of Scorpion Corporation I, Inc. are 1390 Enclave Parkway, Houston, TX 77077-2099 and (281) 584-1390.

Scorpion Company II, LLC

Merger Sub Two is a Delaware company and a wholly owned subsidiary of Sysco formed solely for the purpose of implementing the merger. It has not carried on any activities or operations to date, except for those activities incidental to its formation and undertaken in connection with the transactions contemplated by the merger agreement.

The address and telephone number of the principal executive offices of Scorpion Company II, LLC are 1390 Enclave Parkway, Houston, TX 77077-2099 and (281) 584-1390.

USF Holding Corp.

USF, through its operating subsidiary, US Foods, is a leading foodservice distributor, with about $22 billion in net sales for fiscal year 2013. US Foods provides a link between over 5,000 suppliers and its 200,000 foodservice customers nationwide. US Foods offers an array of food and non-food products with approximately 350,000 stock-keeping units or “SKUs” as well as value-added distribution services. US Foods has also developed a private label product portfolio representing approximately 30,000 SKUs and approximately $7 billion in net sales in fiscal year 2013. In addition, many of US Foods’ customers depend on it for business functions such as product selection, menu preparation and costing strategies.

A sales force of approximately 5,000 associates market USF’s products to a diverse customer base. USF’s principal customers include independently owned, single and multi-location restaurants, regional concepts, national chains, hospitals, nursing homes, hotels and motels, country clubs, fitness centers, government and military organizations, colleges and universities, and retail locations. USF has standardized its operations across the country. That allows USF to manage the business as a single operating segment with 61 divisions nationwide. USF supports its business with one of the largest private refrigerated fleets in the U.S., with roughly 6,000 trucks traveling an average of approximately 200 million miles each year. For business segment information, see Note 16—Business Segment Information in the Notes to USF’s Consolidated Financial Statements (unaudited).

In 2011, US Foods defined a new long-term vision: “To create a great American food company focused solely on foodservice.” This statement serves as a guide for USF’s corporate strategy, summarized in four words: food, food people, and easy.

Food: To be a great American food company, USF’s strategy focuses on offering customers great brands and innovative products, supported by an industry-leading category management capability. USF strives to be the first to market with meaningful advances in product taste, quality, affordability or ease of use. USF is building a cost-competitive, differentiated and efficient product assortment in every market, which corresponds to the needs of each individual customer category.

Food People: USF’s business model emphasizes local relationships with customers. To support this, USF’s selling and marketing approach enables salespeople to easily share USF’s wide assortment, and help customers select the products that fit their needs. They also are able to present value-added services that allow customers to better operate their businesses.

Easy: USF offers customers a variety of tools and services so they can succeed in a competitive and challenging market. For example, USF’s mobile and Internet-enabled ordering tools allow customers to place orders, track shipments, and quickly and efficiently see product details.

USF has also focused on making US Foods more efficient. That resulted in significant improvements in centralizing US Foods’ operations and organizing them along functional lines. This includes customer-facing areas (such as category management and merchandising functions) as well as support functions (such as finance).

USF’s investments in the business reflect these strategic priorities. In 2014, USF plans to enhance its category management and merchandising initiatives, and to optimize supply chain management. USF continues to look for opportunities to provide its customers with new and innovative products and services.

Business

USF conducts all of its operations through its wholly owned subsidiary, US Foods. All of the indebtedness, as further described in Note 11—Debt in the Notes to USF’s Audited Consolidated Financial Statements, is an obligation of US Foods and its subsidiaries. US Foods completed the registration of $1,350 million aggregate principal amount of outstanding 8.5% Senior Notes due 2019 (“Senior Notes”) and became subject to rules and regulations of the Securities and Exchange Commission, including periodic and current reporting requirements under the Securities Exchange Act of 1934, as amended, and rules and regulations promulgated there under. US Foods did not receive any proceeds from the registration of the Senior Notes. The Senior Notes due 2019 are traded over the counter and are not listed on any stock exchange. USF, the parent company, is not a public filer and its common stock is not publicly traded.

Corporate History

US Foods’ roots date back over 150 years to a number of heritage companies, including Monarch Foods, founded in 1853, and White Swan, founded in 1872. During the 20th century, through acquisition and organic growth, three organizations emerged that would eventually become US Foods. These companies were US Foodservice, PYA/Monarch, and Alliant Foodservice. In 2000, Koninklijke Ahold N.V. (“Ahold”) entered the U.S. foodservice distribution industry, embarking on a period of rapid growth through acquisition. Ahold purchased US Foods and PYA/Monarch in April and December of 2000, respectively. In November 2001, Ahold acquired Alliant Foodservice. With this acquisition, US Foods established itself as the second largest broadline foodservice distribution company in the U.S. In 2007, USF—formed and controlled by investment funds associated with or managed by Clayton, Dubilier & Rice, LLC, which we refer to as CDR, and Kohlberg Kravis Roberts & Co., L.P, which we refer to as KKR (collectively the “Sponsors”)—acquired all of the outstanding common shares of US Foods.

Customers and Products

USF’s sales force of approximately 5,000 associates serves a diverse group of customers. These include independently owned single- and multi-unit location restaurants, regional concepts, national chains, hospitals, nursing homes, hotels and motels, country clubs, fitness centers, government and military organizations, colleges and universities, and retail locations. In fiscal 2013, no individual customer represented more than 4% of total customer sales, and USF’s top 50 customers represented approximately 45% of customer sales.

USF’s customers rely on it for support in many areas, including product expertise and selection, menu preparation, recipe ideas and pricing strategies. They also require nationally branded and private label products, value-added offerings, and customer service. USF’s customers typically purchase products from multiple foodservice distributors.

USF has relationships with group purchasing organizations (“GPOs”) that act as agents for their members, negotiating pricing, delivery, and other terms. Some of USF’s customers who are members of GPOs purchase their products directly from USF pursuant to the terms negotiated by their GPOs. In fiscal 2013, about 24% of USF’s total customer purchases came from customers pursuant to terms negotiated by GPOs. GPOs primarily focus on healthcare, hospitality, education, government/military and restaurant chains.

The sales mix for USF’s principal product categories for the years ended December 28, 2013, December 29, 2012 and December 31, 2011 are: meats and seafood (34%); dry grocery products (19%); refrigerated and frozen grocery products (16%); equipment, disposables and supplies (10%); dairy (10%); beverage products (6%); and produce (5%).

Merchandising

USF’s Merchandising Group manages procurement and USF’s portfolio of products, including private label and national brands. It is responsible for setting and executing product and category strategies and working with each division to ensure USF’s category vision is implemented. It concentrates on optimizing economies of scale and leveraging USF’s purchasing scale. USF implemented a strategic vendor management process to ensure its supplier partners provide the most effective combination of quality, service and price over the long-term. This allows USF to use a national marketing calendar to more effectively reach its diverse customer base.

The Merchandising Group’s test kitchen facilitates product research and development. A team of chefs and product developers works closely with USF’s category managers and supplier partners to develop products that only are available from USF, and serve to differentiate USF’s offerings. This product innovation and marketing program is a centerpiece of USF’s strategy of becoming a leading food company. The Merchandising Group also uses extensive food safety and quality assurance resources to ensure consistency, integrity, and high standards of excellence in the products USF distributes.

Logistics

USF’s Logistics Group focuses on increasing company-managed inbound freight, freight reduction and freight optimization initiatives. This group includes national operations and logistics support teams in Chicago, and a field-based logistics team. The national logistics team handles the building, tracking and execution of inbound transportation loads, using USF’s centralized transactional processing. The logistics support team works with operations and divisions to identify opportunities, reduce costs, and manage broader strategic initiatives associated with managing inbound freight. The logistics support team also manages carrier and vendor relationships, such as the inbound freight component of a vendor relationship, versus the product cost component—which is managed by USF’s Merchandising Group. The Logistics Group’s goal is to improve overall service levels and reduce inbound freight expenses, as well as investigate and implement network-wide opportunities.

Suppliers

USF purchases from over 5,000 individual suppliers, none of which accounts for more than 10% of USF’s aggregate purchases. USF’s supplier base consists generally of large corporations, selling national brand name and private label products. Additionally, regional suppliers support targeted geographic initiatives and private label programs requiring regional distribution. USF generally negotiates supplier agreements on a centralized basis.

Product Brands and Other Intellectual Property

To meet the needs of its customers, USF offers a broad assortment of categories and brands. In many categories, USF offers products under USF’s own brands and trademarks.

USF’s brands are positioned in a variety of ways, primarily to support the requirements of its customers. Some are value brands, which offer a wide variety of lower cost products for customers who demand consistent quality and superior value. Others are positioned to match or exceed the quality of comparable manufacturer brand products. USF increasingly focuses on bringing unique, innovative products with exclusive, differentiated brands to its customers. USF has applied to register the trademark US Foods—and has registered the trademarks Food Fanatics and ChefStore—in connection with its overall US Foods brand strategy and with its new retail outlets. USF has also registered or applied to register the following trademarks in the United States in connection with its brand portfolio: Chef’s Line, Rykoff Sexton, Stock Yards and Metro Deli in its Best tier; Monarch, Monogram, Molly’s Kitchen and Glenview Farms, among others, in its Better tier; and Valu+Plus and Harvest Value in its Good Tier. Other than the US Foods trademark, and the trademarks for USF’s brand portfolio, USF does not believe that trademarks, patents, copyrights or trade secrets are material to its business.

Regulation

As a marketer and distributor of food products in the United States, USF is subject to regulation by numerous federal, state and local regulatory agencies. At the federal level, USF is subject to the Federal Food, Drug and Cosmetic Act, the Bioterrorism Act and regulations promulgated by the U.S. Food and Drug Administration (the “FDA”). The FDA regulates manufacturing and holding requirements for foods, specifies the standards of identity for certain foods, and prescribes the format and content of certain information required to appear on food product labels. For certain product lines, USF is also subject to the Federal Meat Inspection Act, the Poultry Products Inspection Act, the Perishable Agricultural Commodities Act, the Country of Origin Labeling Act, and regulations promulgated under this by the U.S. Department of Agriculture (the “USDA”). The USDA imposes standards for product quality and sanitation, including the inspection and labeling of meat and poultry products and the grading and commercial acceptance of produce shipments from USF’s vendors.

USF and its products are also regulated through measures such as the licensing of its facilities, enforcement by state and local health agencies of state and local standards for its products and facilities, and regulation of its trade practices in connection with the sale of its products.

USF’s facilities are generally inspected at least annually by federal and/or state authorities. These facilities are also subject to inspections and regulations issued pursuant to the Occupational Safety and Health Act by the U.S. Department of Labor, which requires USF to comply with certain manufacturing, health and safety standards to protect its employees from accidents, and to establish hazard communication programs to transmit information about the hazards of certain chemicals present in some of the products USF distributes.

USF is also subject to regulation by numerous federal, state and local regulatory agencies. In particular, among other things, USF services certain federal government agencies—including the Department of Defense and Department of Veterans Affairs facilities—as well as certain state and local entities. This subjects USF to government contractor regulation at those respective levels. USF’s operations are subject to zoning, environmental and building regulations, as well as laws that prohibit discrimination in employment on the basis of disability—including the Americans with Disabilities Act—and other laws relating to accessibility and the removal of barriers. USF’s workers’ compensation and workers’ compensation self-insurance are subject to regulation by state regulatory agencies.

Environmental, Health and Safety Matters

USF’s operations are subject to a broad range of federal, state and local laws and regulations, including those governing environmental issues (e.g., discharges to air, soil and water, the handling and disposal of solid and hazardous wastes, and the investigation and remediation of contamination resulting from releases of petroleum products and other regulated substances), employee health and safety and fleet safety. Compliance with environmental, health and safety laws and/or regulations is not currently requiring USF to incur material expenditures. However, the discovery of currently unknown conditions, new laws or regulations or changes in the enforcement of existing requirements, could require USF to incur additional costs or result in unexpected liabilities that could be significant.

Seasonality

USF’s business does not fluctuate significantly from quarter to quarter and, as a result, is not considered seasonal.

Research and Development

As noted above, the Merchandising Group’s test kitchen facilitates product research and development, with a focus on exclusive product development and product performance attributes. The cost of these activities is not considered material to USF’s operations.

Employees

USF’s subsidiary, US Foods, employs a large and diverse workforce, of which approximately 64% are non-exempt employees. As of December 28, 2013, USF had approximately 25,000 employees. USF’s non-exempt employee base is primarily comprised of warehouse and driver labor, consisting of approximately 16,000 non-exempt employees. Approximately 4,500 of USF’s employees were members of local unions associated with the International Brotherhood of Teamsters and other labor organizations. In fiscal year 2013, eight agreements covering approximately 900 employees were renegotiated. In fiscal year 2014, 12 agreements covering approximately 1,600 employees will be subject to renegotiation. USF believes that it has good relations with both union and non-union employees and that it is well-regarded in the communities in which it operates.

USF is organized under the laws of Delaware. The address and telephone number of USF’s principal executive offices are 9399 W. Higgins Road, Suite 500, Rosemont, Illinois, 60018 and (847) 720-8000.

SOLICITATION OF WRITTEN CONSENTS

The USF board of directors is providing these consent solicitation materials. USF stockholders are being asked to adopt and approve the merger agreement and the merger by executing and delivering the written consent furnished with this consent solicitation statement/prospectus.

Shares Entitled to Consent and Consent Required

Only USF stockholders of record at the close of business on the record date of July 23, 2014 will be notified of and be entitled to execute and deliver a written consent. On the record date, the outstanding securities of USF eligible to consent with respect to the proposal consisted of shares of USF common stock. Under USF’s certificate of incorporation and the DGCL, each holder of USF common stock is entitled to one vote for each share of common stock held of record.

Adoption and approval of the merger agreement and the merger requires the approval of the holders of a majority of the outstanding shares of USF common stock.

On December 9, 2013, certain stockholders of USF, representing approximately 98% of the outstanding shares of USF common stock, entered into a voting agreement with Sysco under which they agreed to execute and return consents with respect to their shares of USF common stock adopting and approving the merger agreement and the merger. Therefore, under the voting agreement, we expect to receive a number of consents sufficient to satisfy the majority approval requirement described above. For additional information, see “The Merger—Voting Agreement.”

Submission of Consents

You may consent to the proposal with respect to your shares by completing and signing the written consent furnished with this consent solicitation statement/prospectus and returning it to USF.

If you hold shares of USF common stock as of the record date and you wish to give your written consent, you must fill out the enclosed written consent, date and sign it, and promptly return it to USF. Once you have completed, dated and signed the written consent, you may deliver it to USF by faxing it to USF Holding Corp., Attention: Juliette Pryor, General Counsel and Chief Compliance Officer, at (847) 720-1761, by emailing a pdf copy of your written consent to legal@usfoods.com, or by mailing your written consent to USF Holding Corp. at 9399 W. Higgins Road, Suite 500, Rosemont, IL 60018, Attention: Juliette Pryor, General Counsel and Chief Compliance Officer.

The USF board of directors has set             , 2014 as the targeted final date for receipt of written consents, which is the date on which USF expects to receive consents under the Voting Agreement. USF reserves the right to extend the final date for receipt of written consents beyond             , 2014. Any such extension may be made without notice to USF stockholders. Once a sufficient number of consents to adopt and approve the merger agreement and the merger have been received, the consent solicitation will conclude.

Executing Consents; Revocation of Consents

You may execute a written consent to approve the proposal (which is equivalent to a vote FOR the proposal) or disapprove the proposal (which is equivalent to a vote AGAINST the proposal). If you do not return your written consent, it will have the same effect as a vote against the proposal. If you are a record holder and you return a signed written consent without indicating your decision on a proposal, you will have given your consent to adopt and approve the merger agreement and the merger.

Your consent to a proposal may be changed or revoked at any time before the consents of a sufficient number of shares to approve the proposal have been filed with the Secretary of USF. If you wish to change or revoke a previously given consent before that time, you may do so by delivering a notice of revocation to the corporate secretary of USF or by delivering a new written consent with a later date.

Solicitation of Consents; Expenses

The expense of preparing, printing and mailing these consent solicitation materials is being borne by Sysco. Officers and employees of USF may solicit consents by telephone and personally, in addition to solicitation by mail. These persons will receive their regular salaries but no special compensation for soliciting consents.

THE MERGER

The Merger

At the effective time of the merger, Merger Sub One will merge with and into USF, so that USF, as the surviving corporation, will become a wholly owned subsidiary of Sysco. Immediately thereafter, USF will merge with and into Merger Sub Two, with Merger Sub Two continuing as the surviving company in the merger.

Under the merger agreement, Sysco will pay to USF common stockholders and equity award holders an aggregate amount equal to approximately 89.1 million shares of Sysco common stock and $500 million in cash, subject to potential reduction pursuant to the terms of the merger agreement. See “The Merger Agreement—Merger Consideration; Purchase Price Adjustments.” The precise amount of the aggregate merger consideration and the resulting per share merger consideration will not be known until shortly before the closing of the merger.

The aggregate merger consideration will be allocated among USF’s outstanding common stock and equity awards. The exact amount of the consideration to be paid to each holder of USF common stock or equity awards will vary, depending on the total purchase price and the number of shares and equity awards outstanding at the time of closing of the merger.

For illustrative purposes only, if there were no adjustments to the aggregate merger consideration and the capitalization of USF at closing was the same as on August 4, 2014, the most recent practicable date before the mailing of this consent solicitation statement/prospectus, each USF stockholder or holder of a USF restricted stock award or RSU award would receive $0.93 in cash and 0.1939 shares of Sysco common stock per share of USF common stock and the holder of each USF option or EAR would receive an amount in cash equal to $7.91 minus the relevant exercise price of such option or EAR. If there were adjustments to the aggregate merger consideration resulting in a reduction of approximately 2.0 million shares of Sysco common stock, to 87.1 million shares of Sysco common stock, and of $10 million, to $490 million in cash, and the capitalization of USF at closing was the same as on August 4, 2014, each USF stockholder or holder of a USF restricted stock award or RSU award would receive $0.92 in cash and 0.1894 shares of Sysco common stock per share of USF common stock and the holder of each USF option or EAR would receive an amount in cash equal to $7.74 minus the relevant exercise price of such option or EAR.

Background of the Merger

Each of USF and Sysco periodically evaluate opportunities to achieve their long-term operational and financial goals and to enhance stockholder value through potential strategic transactions, including business combinations, divestitures, acquisitions and similar transactions.

During the late summer and early fall of 2012, representatives of USF, KKR and CDR, consisting principally of John A. Lederer, President and Chief Executive Officer—USF, David Schreibman, Executive Vice President, Strategy—USF, Michael Calbert, at the time, Member—KKR and Richard J. Schnall, Partner—CDR, and representatives of Sysco, consisting principally of William DeLaney, President and Chief Executive Officer, Robert Kreidler, Executive Vice President and Chief Financial Officer, and Russell T. Libby, Senior Vice President, General Counsel and Secretary, held exploratory discussions regarding the possibility of a strategic combination of USF and Sysco. On August 13, 2012, Sysco and USF entered into a confidentiality agreement relating to a potential transaction. Discussions did not progress to the point of any definitive proposals being made and discussions terminated on or about October 12, 2012 primarily due to the view of Sysco management that it was not the appropriate time for Sysco to undertake an acquisition of the magnitude of USF.

In August 2013, in connection with USF’s ongoing periodic review of potential strategic alternatives, representatives of KKR and CDR, consisting principally of Mr. Calbert and Mr. Schnall, contacted Mr. Kreidler to re-initiate discussions regarding a possible transaction. On September 13, 2013, Mr. Kreidler and Mr. Schnall of CDR met in person in New York City and Mr. Calbert of KKR participated in the meeting by phone. Following these preliminary conversations, on September 23, 2013 the Sysco board of directors held an in-person meeting and determined to authorize Sysco management and Sysco’s advisors, including Goldman Sachs, to continue discussions with USF and its advisors regarding a potential strategic combination of USF and Sysco. Following this board meeting, Mr. Kreidler and Goldman Sachs, Sysco’s financial advisor, contacted representatives of KKR and CDR, consisting principally of Mr. Calbert and Mr. Schnall, to indicate Sysco’s willingness to resume discussions regarding a potential transaction.

On September 25, 2013, Goldman Sachs, on behalf of Sysco, sent a preliminary transaction term sheet for a potential acquisition of USF by Sysco to representatives of USF. The term sheet provided for, among other things, an acquisition of USF for consideration consisting of a combination of cash and Sysco common stock, with purchase price adjustments based on USF’s 2013 financial performance. Following receipt of the term sheet, representatives of Sysco, consisting principally of Mr. Kreidler and Mr. Libby, and assisted by Goldman Sachs and Wachtell, Lipton, Rosen & Katz, referred to as Wachtell Lipton, legal advisors to Sysco, and representatives of USF, KKR and CDR, consisting principally of Mr. Lederer, Mr. Schreibman, Mr. Calbert and Mr. Schnall, engaged in periodic discussions regarding the terms of a potential transaction. As part of these discussions, representatives of KKR and CDR, consisting principally of Mr. Calbert and Mr. Schnall, indicated that USF would be unwilling to pursue any transaction that did not include a termination fee payable by Sysco to USF in the event that the transaction failed to close due to the failure to obtain the required antitrust approvals. In connection with such discussions and over the course of the following weeks, certain members of the USF board of directors reviewed the proposed transaction and the term sheet and participated in periodic discussions with USF management and outside counsel with respect to issues raised thereby, including with respect to the proposed treatment of the required antitrust approvals. Members of the USF board of directors who did not participate in such discussions were regularly updated as to the status of the discussions.

On October 8, 2013, Goldman Sachs, on behalf of Sysco, sent a revised draft transaction term sheet to representatives of USF. The revised term sheet provided for, among other things, a $300 million termination fee payable by Sysco in the event that the transaction failed to close due to the failure to obtain the required antitrust approvals.

Sysco and USF entered into a revised confidentiality agreement, dated as of October 9, 2013, relating to the potential transaction. Throughout this period, each party engaged in due diligence investigations of the business and financial condition of the other party, including through online data rooms made available by each party.

On October 14, 2013, representatives of Sysco, including Mr. DeLaney, Mr. Kreidler and Mr. Libby, representatives of USF, including Mr. Lederer, Mr. Schreibman, Fareed Kahn, Chief Financial Officer and Juliette Pryor, Executive Vice President, General Counsel and Compliance Officer, representatives of KKR, including Nathaniel H. Taylor, Member, and representatives of CDR, including Robert Volpe, Principal, and their respective financial and legal advisors met at the offices of Wachtell Lipton in New York City to discuss the terms of a potential transaction, including the proposed purchase price, which at that time was being discussed as an aggregate equity value of $3.5 billion, subject to adjustment, payable in a mix of cash and Sysco common stock plus the assumption of all USF indebtedness, and the requirement to pursue necessary regulatory approvals and to present information about the respective businesses of USF and Sysco.

On October 16, 2013, representatives of Sysco, including Ajoy Karna, Senior Vice President-Finance and Treasurer, Matthew Whitney, Vice President—Business Transformation Initiatives and Jesse Morris, Vice President-Finance and Chief Financial Officer for Foodservice Operations, and representatives of USF, including Mr. Schreibman, Mr. Khan, and Dirk Locascio, Senior Vice President—Financial Planning and Analysis, and certain of their respective advisors met in Atlanta, Georgia to conduct in-person discussions regarding financial due diligence relating to the transaction.

On October 23, 2013, representatives of Sysco, including Mr. DeLaney, Mr. Kreidler and Mr. Libby, and representatives of USF, including Mr. Lederer, Mr. Khan, Mr. Locascio and Mr. Schreibman, Mr. Taylor of KKR and Mr. Volpe of CDR, who participated in the meeting by telephone, and certain of their respective advisors met in Atlanta, Georgia to continue such discussion. On October 23, 2013, the parties discontinued discussions regarding the potential transaction, due to a disagreement as to the appropriate purchase price calculation.

On October 26, 2013, the Sysco board of directors held a telephonic meeting to discuss the potential transaction and authorized Sysco’s representatives to resume discussions with USF and its representatives.

On October 31, 2013, the Sysco board of directors held a telephonic meeting to approve Sysco management’s continued pursuit of a potential transaction based on the then-current version of the draft transaction term sheet.

On November 1, 2013, Goldman Sachs, on behalf of Sysco, sent a revised draft transaction term sheet to representatives of USF. The term sheet provided for, among other things, a mechanism that would have resulted in a downward adjustment to the purchase price equal to 9.5 times the amount by which USF’s 2013 adjusted EBITDA was less than $850 million (but no adjustment unless USF’s 2013 adjusted EBITDA was $845 million or less). Sysco further requested that the parties resume discussions regarding a potential transaction on the terms set forth in the term sheet, which subsequently occurred. During this period, the parties continued to discuss the structure and terms of a potential acquisition of USF by Sysco, including exchanging comments on the draft transaction term sheet.

On November 5, 2013, the Sysco board of directors held a telephonic meeting to receive an update on the status of discussions regarding the potential transaction. Following the meeting, Sysco sent a revised draft transaction term sheet to representatives of USF.

On November 9, 2013, representatives of Sysco, including Mr. DeLaney, Mr. Kreidler and Michael Green, Executive Vice President—Foodservice Operations, and representatives of USF, including Mr. Lederer, Mr. Schreibman, Ms. Pryor Mr. Khan, Mr. Locascio, Stuart Schuette, Chief Operating Officer, Pietro Satriano, Chief Merchandising Officer, Mark Scharbo, Chief Supply Chain Officer, Keith Roland, Chief Information Officer and Dave Esler, Chief Human Resources Officer, and certain of their respective advisors met in Atlanta, Georgia to conduct in-person discussions regarding business due diligence related to the transaction.

On November 13, 2013, Wachtell Lipton sent drafts of a merger agreement and a stockholders agreement to be executed by KKR and CDR to Simpson Thacher & Bartlett LLP, referred to as Simpson Thacher, legal advisor to USF. The draft merger agreement provided, among other things, that Sysco could elect to pay certain USF stockholders an amount in cash equal to the value of the merger consideration as of the signing date, in lieu of the mix of cash and stock consideration that would be received by the other USF stockholders at closing. Subsequently, the parties and their advisors held ongoing discussions regarding the draft agreements. In connection with such discussions and during the following weeks, members of the USF board of directors reviewed the proposed transaction and drafts of the merger agreement and related documents and participated in various discussions with USF management and counsel with respect to issues raised thereby, including with respect to the form of the merger consideration to be paid to USF stockholders in the merger. Members of the USF board of directors not participating in such discussions were regularly updated as to the status of the discussions.

On November 15, 2013, the Sysco board of directors held an in-person meeting in Houston, Texas to receive an update on the status of discussions regarding the potential transaction.

On November 20, 2013, certain members of the USF board of directors, namely Mr. Calbert and Mr. Schnall, and certain members of the Sysco board of directors, including Jackie Ward, Joe Hafner, Richard Tilghman, Judith Craven, Hans Koerber and Mr. Libby, met in Houston, Texas to discuss the proposed transaction, including with respect to the governance of the combined company upon consummation of the proposed transaction.

On November 22, 2013, representatives of KKR, including Mr. Calbert and Mr. Taylor, representatives of CDR, including Mr. Schnall, Nate Sleeper, Partner, and Mr. Volpe, representatives of Sysco, including Mr. DeLaney, Mr. Kreidler and Mr. Libby, and certain of Sysco’s advisers met in Houston, Texas to conduct in-person discussions regarding financial due diligence relating to the transaction. On the same day, Simpson Thacher sent a revised draft of the merger agreement to Wachtell Lipton, which provided, among other things, that all USF stockholders would receive the same merger consideration consisting of a combination of cash and Sysco stock, eliminating the possibility that certain USF stockholders would receive disparate value if the price of Sysco common stock fluctuated between signing and closing and enabling all stockholders to share in the ownership of the combined company. On November 24, 2013, Simpson Thacher sent a revised draft of the stockholders agreement to Wachtell Lipton. Subsequently, the parties continued to discuss and exchange drafts of such documents. As part of these discussions, Sysco and USF agreed that all USF stockholders would receive the same form of merger consideration and Sysco would file a registration statement with the SEC to register the issuance of Sysco common stock to the USF stockholders in the merger.

On November 25, 2013, the Sysco board of directors held a meeting in Atlanta, Georgia to receive an update on the status of discussions regarding the potential transaction.

On December 2, 2013, representatives of Sysco, including Mr. DeLaney, Mr. Thomas Bené, Executive Vice President and Chief Commercial Officer, and Mr. William Goetz, Senior Vice President—Marketing and Chief Marketing Officer, and representatives of USF, including Mr. Lederer, Mr. Schuette, Mr. Satriano and Mr. Esler, met in Dallas, Texas to discuss matters relating to communications (but not negotiations over transaction terms) with respect to the proposed transaction.

On December 5, 2013, Wachtell Lipton sent a draft voting agreement to be entered into by KKR and CDR to Simpson Thacher. Subsequently, the parties and their advisors continued to discuss and exchange revised drafts of such agreement.

On December 7, 2013, the Sysco board of directors held a telephonic meeting to consider the proposed transaction. At the request of the Sysco board of directors, representatives of Goldman Sachs and Wachtell Lipton participated in the meeting. The Sysco board of directors reviewed and discussed the proposed acquisition of USF. Representatives of Wachtell Lipton then reviewed the terms of the proposed merger agreement, stockholders agreement and other transaction documents to be entered into with USF and its stockholders. Following discussion, the Sysco board of directors unanimously approved the merger agreement and related documents, and other matters in connection with the transactions.

Following various discussions between members of the USF board of directors and USF’s management and counsel over the course of the preceding days to consider the proposed transaction, the merger agreement and related documents, on December 8, 2013, the USF board of directors, by written consent in lieu of a meeting, unanimously approved the merger agreement and related documents, and other matters in connection with the transactions.

On December 8, 2013, the parties finalized and executed the merger agreement, stockholders agreement, voting agreement and other transaction documents. On December 9, 2013, Sysco and USF issued a joint press release announcing the transaction.

USF’s Reasons for the Merger; Recommendation of the USF Board

On December 8, 2013, the USF board of directors, by written consent in lieu of a meeting, unanimously approved the merger agreement, the merger and the other transactions contemplated thereby and unanimously recommended that the USF stockholders adopt the merger agreement and approve the merger and the other transactions contemplated thereby.

In considering USF’s reasons for the merger, you should be aware that USF’s directors may have interests in the merger that may be different from, or in addition to, the interests of USF stockholders generally. These interests are described in “—Interests of Directors and Executive Officers of USF in the Merger.”

In the course of reaching their decision, the members of the USF board of directors consulted with US Foods management and legal advisors, reviewed a significant amount of information and considered a number of factors, including, among others, the following:

•	the value to be received by USF stockholders as merger consideration;

•	the fact that, because the merger consideration consists mostly of stock, USF stockholders will be able to participate in the future growth of the combined entity;

•	the fact that the transaction is expected to be partially tax-free to USF stockholders for U.S. federal income tax purposes;

•

the opportunity for USF stockholders to benefit from an increase in the price of Sysco common stock between the announcement and completion of the transaction because the stock consideration consists of a fixed number of shares of Sysco common stock (subject to purchase price adjustments);

•	the fact that the inclusion of a cash portion of the merger consideration allows USF stockholders to achieve some immediate liquidity;

•

USF’s financial condition, results of operations, business, competitive position and business strategy, on both a historical and prospective basis, as well as current industry, economic and market conditions and trends;

•

USF’s future prospects if USF were to remain independent, including the competitive landscape and the business, financial and execution risks, relationships with customers and suppliers and increasing competition, and other risks associated with continued independence;

•	the historical financial condition, results of operations, business and prospects of Sysco, and the business reputation and capabilities of Sysco and its management;

•	the belief that Sysco would have the resources needed to complete the merger and the fact that the transaction was not subject to a financing contingency;

•

the analysis of other potential alternatives involving USF, including continued growth as an independent company, an initial public offering of USF common stock and the absence of other likely acquirers of USF, and the timing and likelihood of accomplishing such alternatives;

•	the strategic benefits of a transaction with Sysco, including the complementary nature of USF and Sysco with respect to personnel, product portfolio, supply chains and geographic coverage;

•

the understanding that the terms of the merger agreement and the other transaction documents, taken as a whole, provide a significant degree of certainty that the transaction will be completed, including the facts that (i) the merger agreement provides for a reverse termination fee payable to USF in certain circumstances if the merger agreement is terminated as a result of failure to obtain the required regulatory approvals, (ii) the merger agreement requires USF and Sysco to use reasonable best efforts to obtain regulatory approvals, including by agreeing to the divestiture or holding separate of assets representing an aggregate amount of revenue not to exceed a designated threshold, (iii) the merger agreement does not include a financing condition to Sysco’s obligation to consummate the merger and (iv) there are limited circumstances in which Sysco may terminate the merger agreement; and

•	the determination that the terms of the merger agreement (including the parties’ representations, warranties and covenants and the conditions to their respective obligations) are fair and reasonable.

In the course of reaching its decision, the members of the USF board of directors also considered a number of potentially negative factors including, among others, the following:

•

the fact that there can be no assurance that all conditions to the parties’ obligations to consummate the merger will be satisfied and, as a result, the merger might be delayed or not be completed, including due to a failure to obtain required antitrust approvals in accordance with the terms agreed upon by the parties, or due to a failure of other closing conditions, and the resulting risks to USF and its stockholders (including with respect to the diversion of management and employee attention, potential employee attrition and potential adverse effects on USF’s customer or other commercial relationships following the announcement of a transaction);

•	the restrictions on USF’s business during the pendency of a transaction (which may delay or prevent USF from undertaking certain opportunities that may arise during such time);

•

the risk that, because the stock portion of the consideration is a fixed number of shares (subject to purchase price adjustments), USF stockholders could be adversely affected by a decrease in the trading price of Sysco common stock;

•	the fact that the receipt of the merger consideration will be partially taxable to USF stockholders for U.S. federal income tax purposes;

•

the risks that the financial results or stock price of the combined entity might decline, including the possible adverse effects on the stock price and financial results of the combined entity if any expected benefits or synergies are not obtained on a timely basis or at all;

•	the challenges involved in combining the businesses, personnel and operations of the two entities and realizing any anticipated cost savings or operating synergies;

•

the fact that some of USF’s directors and US Foods’ executive officers may have interests in such a transaction that may be different from, or in addition to, those of USF’s stockholders generally, including as result of employment and compensation arrangements and the manner in which they could be affected by the transaction;

•	the fact that the merger agreement does not provide USF with a termination right with respect to any decrease in Sysco’s stock price;

•

the restrictions on USF’s ability to negotiate alternative transactions and the inability of USF to terminate the merger agreement even if the USF board of directors were to change its recommendation, both of which the members of the USF board of directors understood were conditions to Sysco’s willingness to enter into a transaction, although having the effect (in combination with the voting agreement) of preventing USF stockholders from accepting a competing business combination transaction, but which the members of the USF board of directors determined were fair and reasonable to USF and its stockholders in light of (among other things) the benefits of the merger to the USF stockholders; and

•	other risks and uncertainties as described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

While the members of the USF board of directors considered potentially positive and potentially negative factors, they concluded that, overall, the potentially positive factors outweighed the potentially negative factors. Accordingly, the USF board of directors unanimously determined that the merger agreement, the merger and the transactions contemplated thereby are advisable and fair to, and in the best interests of, USF and its stockholders and unanimously recommended that the USF stockholders adopt and approve the merger agreement and the merger.

The foregoing discussion is not intended to be an exhaustive list of the information and factors considered by the members of the USF board of directors in their consideration of the merger, but is merely a summary of the material positive factors and material negative factors considered by the members of the USF board of directors in that regard. In view of the number and variety of factors and the amount of information considered, the members of the USF board of directors did not find it practicable to, and did not make specific assessments of, quantify, or otherwise assign relative weights to, the specific factors considered in reaching its determination. In addition, the members of the USF board of directors did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to its ultimate determination, and individual members of the USF board of directors may have given different weights to different factors. Based on the totality of the information presented, the members of the USF board of directors reached the unanimous decision to approve the merger agreement and the merger in light of the factors described above and other factors that the members of the USF board of directors felt were appropriate.

This explanation of USF’s reasons for the merger and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

Sysco’s Reasons for the Merger

The following discussion includes the material reasons and factors considered by the Sysco board of directors in making its decision:

•

the assessment of the Sysco board of directors and Sysco’s senior management that the combined company would be more effective at leveraging customer insights, enhancing and expanding channels, increasing customer retention and building human capital than Sysco on a standalone basis;

•	the potential opportunity to achieve efficiencies with suppliers, create exclusive products and offer lower product prices;

•	the opportunity to reduce operating costs, lower product costs, further develop enterprise structure and integrate higher margin products;

•	the possibility that the merger would create enhanced stockholder value with strong earnings per share growth and substantial cash flow in excess of Sysco’s base strategic plan; and

•	the results of the due diligence review of USF’s business.

Sysco’s board of directors also considered potential risks and potentially negative factors concerning the merger in connection with its deliberations on the proposed transaction, including the following material factors:

•	the possibility that any economic risks of the transaction could be amplified by Sysco’s expansion in the sector due to slow growth in the industry;

•	the potential risk that Sysco’s ability to engage in additional domestic acquisitions may be more limited after the merger;

•	the risk that the merger would potentially face heightened regulatory scrutiny, that the regulatory approval process could be protracted and could result in remedies;

•	the risk that the anticipated synergies would be more difficult to achieve or would take longer to achieve than anticipated;

•	the risk that, as a result of the merger, the combined company might experience customer attrition; and

•	the potential challenges of integrating Sysco’s and USF’s complex information technology systems.

The foregoing discussion of factors considered by Sysco’s board of directors is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Sysco’s board of directors did not find it useful, and did not attempt, to qualify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of Sysco’s board of directors may have given different weights to different factors. Sysco’s board of directors conducted an overall analysis of the factors described above, including through discussions with, and questioning of, Sysco’s management and Sysco’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Interests of Certain Executive Officers of Sysco in the Merger

Certain of the executive officers of Sysco have interests in the merger that may be different from, or in addition to, the interests of Sysco stockholders generally.

Cash Awards Paid Following the Execution of the Merger Agreement

In light of the respective efforts of the executive officers identified below in connection with the execution of the merger agreement, the compensation committee of the board of directors of Sysco approved the following lump sum cash awards, each of which were paid within 30 days of the committee’s approval on March 21, 2014.

Executive Officer	Award ($)
Robert C. Kreidler Executive Vice President and Chief Financial Officer	$429,000

Michael W. Green Executive Vice President and President of Foodservice Operations	$143,000

Wayne R. Shurts Executive Vice President and Chief Technology Officer	$117,400

William B. Day Executive Vice President, Merchandising	$104,000

All Other Executive Officers (5 persons)	$570,000

Cash Incentive Awards

In addition, in recognition of the respective contributions and ongoing efforts of the executive officers identified below related to the planning of the integration of Sysco and USF, the compensation committee of the board of directors of Sysco approved lump sum cash awards in the amounts disclosed below. Each executive officer’s receipt of his respective award is conditioned upon (a) the closing of the merger, (b) the approval of a definitive integration plan, (c) successful completion of the project objectives for the executive officer’s assigned role (except in the case of Joel Grade, Sysco’s Senior Vice President—Finance and Chief Accounting Officer who did not have an assigned role), and (d) the executive officer’s employment in good standing with Sysco on the date that the merger closes (unless the executive officer retires on or after December 31, 2014, is at least 55 years of age, and has no less than 10 years of service with Sysco).

Executive Officer	Award ($)
Robert C. Kreidler Executive Vice President and Chief Financial Officer	$715,000

Michael W. Green Executive Vice President and President of Foodservice Operations	$536,250

Wayne R. Shurts Executive Vice President and Chief Technology Officer	$440,250

William B. Day Executive Vice President, Merchandising	$208,080

All Other Executive Officers (5 persons)	$1,466,782

Interests of Directors and Executive Officers of USF in the Merger

The directors and executive officers of USF have interests in the merger that may be different from, or in addition to, the interests of USF stockholders generally. The USF board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the merger and in determining to recommend to USF stockholders to adopt and approve the merger agreement and the merger.

USF’s current executive officers are: John A. Lederer, President, Chief Executive Officer; Fareed Khan, Chief Financial Officer; Mark Scharbo, Chief Supply Chain Officer; Pietro Satriano, Chief Merchandising

Officer; Stuart Schuette, Chief Operating Officer; Juliette W. Pryor, Executive Vice President, General Counsel and Chief Compliance Officer; Dave Esler, Chief Human Resources Officer; Keith Roland, Chief Information Officer; and David Schreibman, Executive Vice President, Strategy.

Treatment of USF Equity Awards in the Merger

Each outstanding USF restricted stock award and RSU award, including those held by the directors and executive officers of USF, will fully vest upon the closing of the merger and will convert into the right to receive the merger consideration on the same basis as outstanding shares of USF common stock. Each outstanding USF option and EAR, including those held by the directors and executive officers of USF, will fully vest upon the closing of the merger and convert into the right to receive an amount in cash approximately equal to the excess, if any, of the value of the per share merger consideration upon the closing of the merger over the exercise price of the respective USF option. See “The Merger Agreement—Treatment of USF Equity Awards.”

For illustrative purposes, the tables below show the value the executive officers would receive in respect of their outstanding equity awards upon the closing of the merger, based on an assumed closing date of April 30, 2014, and an assumed price per share of USF common stock of $8.03 (based on a price per share of Sysco common stock of $36.81, which is the average closing market price of a share of Sysco common stock on the NYSE over the first five business days following the first public announcement of the merger agreement). The directors do not hold any equity awards.

Stock Options

Executive Officer	Unvested Options (#)	Value of Unvested Options ($)
John Lederer	2,180,190	6,175,791

Fareed Khan	218,750	444,063

Mark Scharbo	463,385	940,672

Pietro Satriano	593,384	1,544,570

Stuart Schuette	340,717	822,655

All Other Executive Officers as a Group (4 persons)	1,057,982	2,440,952

Restricted Stock and RSUs

Executive Officer	Outstanding Unvested Restricted Stock (#)	Outstanding Unvested RSU Awards (#)	Aggregate Value of Unvested Restricted Stock and RSUs ($)
John Lederer	166,667	125,000	2,342,086

Fareed Khan	111,111	0	892,221

Mark Scharbo	55,556	31,256	697,100

Pietro Satriano	44,444	31,256	607,871

Stuart Schuette	17,778	31,256	393,743

All Other Executive Officers as a Group (4 persons)	37,000	100,000	1,100,110

Transaction, Retention and Discretionary Bonuses

Each of the executive officers, except Mr. Lederer, is entitled to a transaction bonus and a retention bonus in the amounts set forth in the table below. The transaction bonuses are payable on the closing date of the merger, so long as the executive officer remains employed through such date or is terminated without “cause” (as defined in the executive officer’s severance agreement) by USF prior to such date. Retention bonuses are payable on the later of (x) December 31, 2014 and (y) 180 days after the closing of the merger, so long as the executive officer remains employed through such date; however, if the executive officer’s employment is terminated by USF without “cause” after the closing of the merger but before the date the retention bonus would otherwise be paid, the executive officer will receive the retention bonus upon the date of his or her termination of employment.

USF’s chief executive officer is also authorized to grant, in his discretion, additional cash bonuses to employees of USF, including the executive officers (other than himself), in an aggregate amount not to exceed $3,000,000.

Executive Officer	Transaction Bonus ($)	Retention Bonus ($)	Aggregate All Bonuses ($)(1)
John Lederer	—	—	—

Fareed Khan	250,000	600,000	850,000

Mark Scharbo	250,000	450,000	700,000

Pietro Satriano	1,000,000	500,000	1,500,000

Stuart Schuette	1,000,000	600,000	1,600,000

All Other Executive Officers as a Group (4 persons)	3,000,000	1,830,000	4,830,000

(1)

This amount does not include any portion of the $3,000,000 discretionary bonus pool that Mr. Lederer is authorized to allocate to employees of USF, including the executive officers (other than himself) because this amount has not been allocated yet.

Payment of Annual Bonus Opportunity

Sysco has agreed to pay, within 75 days following the closing of the merger, a prorated portion of the annual bonus otherwise due in respect of the USF fiscal year in which the merger occurs to USF employees who participate in the annual bonus plan of USF, including the executive officers of USF.

For illustrative purposes, if the closing of the merger had occurred on April 30, 2014, the table below shows the prorated amount of the annual bonuses that each of the executive officers would receive, assuming a target level payout.

Executive Officer	Prorated Annual Bonus ($)
John Lederer	430,833

Fareed Khan	150,000

Mark Scharbo	112,500

Pietro Satriano	125,000

Stuart Schuette	150,000

All Other Executive Officers as a Group (4 persons)	457,500

Potential Severance Payments and Benefits to Executive Officers

USF has entered into severance agreements with each of its executive officers. Under the severance agreements, the executive officers are employed “at will” but are required to provide 45 days’ notice of termination of employment. The severance agreements allow for automatic renewal for successive one-year periods absent notice of non-renewal at least 90 days prior to end of the term.

In the event that (1) an executive officer’s employment is terminated by USF other than for “cause” (as such term is defined in the severance agreement) or (2) the executive officer resigns with “good reason” (as such term is defined in the severance agreement), the executive officer is entitled to the following compensation and benefits under the severance agreements:

•	all accrued but unpaid base salary through the date of the executive officer’s termination of active employment;

•

then current year USF annual incentive plan award pro-rated to the date of the executive officer’s termination of active employment, based on actual performance of USF based on the then current year annual incentive plan metrics;

•

continuation of base salary, as in effect immediately before the termination, for 18 months (24 months in the case of Mr. Lederer), payable in accordance with USF’s normal payroll cycle and procedures (lump sum payment in the case of Mr. Lederer if his termination occurs within 24 months after the closing of the merger);

•

payment of a fixed bonus amount, calculated by multiplying (x) the product of the dollar amount of the executive officer’s then target annual bonus opportunity and a percentage equal to the average of the percentage of the executive officer’s annual target bonus actually achieved in each of the two years preceding the date of termination of the executive officer’s active employment, by (y) 1.5 (two in the case of Mr. Lederer), which amount will be payable in equal installments for 18 months in accordance with USF’s normal payroll cycle and procedures (lump sum payment in the case of Mr. Lederer if his termination occurs within 24 months after the closing of the merger);

•	continuation of medical and dental coverage through COBRA, with the aggregate cost of premiums for 18 months (24 months for Mr. Lederer) and a gross-up for related income taxes, payable in a lump sum;

•	lump sum payment for unused vacation accrued during the calendar year of the executive officer’s termination;

•	12 months of career transition and outplacement services; and

•

tax gross-up if payments trigger excess parachute payment excise tax; however, pursuant to the terms of the merger agreement, USF has agreed to submit to a vote of its stockholders payments that might otherwise be subject to excise taxes. Such vote will require that certain executive officers waive payments that would otherwise be subject to excise taxes. As a result, no tax gross-up payments would be payable.

In connection with the merger, Mr. Lederer has agreed to reduce his prorated incentive plan award, continuation of base salary payments and fixed bonus amount by $3,000,000.

As a condition for receiving these severance payments and benefits, the executive must execute, deliver and not revoke a release of claims and abide by the restrictive covenants below. Pursuant to the terms of their severance agreements, for 18 months (24 months for Mr. Lederer), the executive officer may not (1) compete in the foodservice distribution industry, (2) solicit any employees of USF or its affiliates, or (3) disparage USF or its affiliates in any way. Additionally, the executive officer may not use confidential information of USF or its affiliates at any time.

“Good reason” is deemed to exist in these cases:

•	there is a material diminution in title and/or duties, responsibilities or authority, including a change in reporting responsibilities;

•	USF changes the geographic location of the executive officer’s principal place of business to a location that is at least 50 miles away from the geographic location prior to the change;

•	there is a willful failure or refusal by USF to perform any material obligation under the severance agreement; or

•

there is a reduction in the executive’s annual rate of base salary or annual bonus target, other than a reduction which is part of a general cost reduction affecting at least 90% of the executives holding positions of comparable levels of responsibility and that does not exceed 10% of the executive officer’s annual base salary and target bonus percentage, in the aggregate, when combined with any such prior reductions.

Upon any event described above, the executive officer will have 90 days from the date the triggering event arises to provide written notice of the grounds for a “good reason” termination, and USF will have 30 days to cure the claimed event. Resignation by the executive officer following USF’s cure, or before the expiration of the 30-day cure period, constitutes a voluntary resignation and not a termination for “good reason”.

See “—Quantification of Potential Payments to USF Named Executive Officers in Connection with the Merger” below for an estimate of the amount of the potential severance compensation and benefits payable to USF’s “named executive officers” under their severance agreements. The total amount of severance compensation and benefits that the USF executive officers, other than USF’s named executive officers, may potentially receive in connection with the merger is $4,745,931, as follows:

Type of Compensation	Total Amount ($)
Cash Severance (with pro-rated annual incentive plan bonus assuming target level payout)	4,555,877

Lump Sum for Continuation of Medical and Dental Coverage	90,054

Value of Outplacement Services	100,000

Total	4,745,931

Indemnification; Directors’ and Officers’ Insurance

Following the consummation of the merger, the surviving entity in the merger will indemnify and hold harmless all past and present employees, agents, officers and directors of USF and its subsidiaries for actions taken by those individuals prior to the effective time of the merger to the same extent USF provided indemnification to those directors and officers pursuant to USF’s and its subsidiaries’ organizational documents in effect as of the date of the merger agreement. Under the terms of the merger agreement, Sysco will maintain for six years following the closing of the merger directors and officers insurance covering the persons currently covered under USF’s directors and officers insurance for events occurring at or prior to the closing of the merger.

Consents

As of the record date, all directors and executive officers of USF as a group owned and were entitled to grant consents with respect to shares of USF common stock, or approximately 0.57% of the issued and outstanding shares of USF common stock on that date. USF currently expects that its directors and executive officers will deliver written consents in favor of the adoption and approval of the merger agreement and the merger.

Quantification of Potential Payments to USF Named Executive Officers in Connection with the Merger

Set forth below is information about the compensation for each USF “named executive officer” that is based on or otherwise relates to the merger. Under applicable SEC rules, USF named executive officers are required to consist of USF’s executive officers who, during 2013, served as USF’s principal executive officer and principal financial officer and the three most highly compensated executive officers who were serving as such at the end of 2013. For 2013, the named executive officers were: John A. Lederer, President, Chief Executive Officer; Fareed Khan, Chief Financial Officer; Mark Scharbo, Chief Supply Chain Officer; Pietro Satriano, Chief Merchandising Officer; and Stuart Schuette, Chief Operating Officer. In addition, Allan D. Swanson, former Chief Financial Officer, was a named executive officer in 2013, but is not receiving any compensation or benefits in connection with the merger apart from those due to him in his capacity as a USF stockholder and those due to him in respect of his vested equity awards.

The amounts set forth in the table below, which represent an estimate of each named executive officer’s golden parachute compensation, assume the following:

•	that consummation of the merger constitutes a change in control for purposes of the applicable compensation plan or agreement;

•	that the change in control was consummated on April 30, 2014;

•	each named executive officer’s employment is terminated without “cause” or with “good reason” immediately following the change in control; and

•

the value of the vesting acceleration of the named executive officers’ equity awards is calculated assuming a price per share of USF common stock of $8.03 (based on a price per share of Sysco common stock of $36.81, which is the average closing market price of a share of Sysco common stock on the NYSE over the first five business days following the first public announcement of the merger agreement).

The amounts reported below are estimated based on multiple assumptions that may or may not actually occur, including the assumptions described above, and elsewhere in this joint consent solicitation statement/prospectus. As a result, the golden parachute compensation, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Golden Parachute Compensation

Named Executive Officer	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Other (4)(5)	Totals
	$
John Lederer Chief Executive Officer and President	917,716	8,517,877	39,307	—	9,474,900

Fareed Khan Chief Financial Officer	1,770,428	1,336,284	54,325	850,000	4,011,037

Mark Scharbo Chief Supply Chain Officer	1,190,121	1,637,772	54,967	700,000	3,582,860

Pietro Satriano Chief Merchandising Officer	1,122,388	2,152,441	54,967	1,500,000	4,829,796

Stuart Schuette Chief Operating Officer	1,346,865	1,216,398	54,801	1,600,000	4,218,064

(1)

The amounts in this column reflect continuation of annual base salary, as in effect immediately before the termination, for 18 months for Messrs. Khan, Scharbo, Satriano and Schuette and 24 months for Mr. Lederer and a fixed bonus amount (described below), each of which is payable in equal monthly installments over 18 months for Messrs. Khan, Scharbo, Satriano and Schuette and in a lump sum for Mr. Lederer. The named executive officers’ base salaries in effect at the time of this filing are as follows: Mr. Lederer ($1,175,000), Mr. Khan ($600,000), Mr. Scharbo ($450,000), Mr. Satriano ($500,000) and Mr. Schuette ($600,000). The fixed bonus amount is calculated by multiplying (x) the product of the dollar amount of the named executive officer’s then target annual bonus opportunity and a percentage equal to the average of the percentage of the named executive officer’s annual target bonus actually achieved in each of the two years preceding the date of termination by (y) 1.5 (2 in the case of Mr. Lederer). The relevant percentage for each of the named executive officers and the most recent target annual bonuses are as follows: Mr. Lederer (43.98% and $1,292,500), Mr. Khan (106.73% and $450,000), Mr. Scharbo (79.53% and $337,500), Mr. Satriano (43.98% and $375,000) and Mr. Schuette (43.98% and $450,000). The relevant percentages for Messrs. Khan and Scharbo reflect the percentages from the most recent annual bonus cycle because each of them has not been employed by USF long enough to have received two annual bonus payouts. These severance amounts are “double trigger” payments, payable if the named executive officer resigns for “good reason” or is terminated by USF or any successor without “cause”, and executes a release of claims and complies with certain restrictive covenants (as described above). The amounts above also include a pro rata bonus for the year of termination as required by the merger agreement, which is payable “single-trigger” (i.e., automatically as a result of the closing of the merger) within 75 days following the closing of the merger. The pro rata bonus amounts have been determined assuming a target level payout. In connection with the merger, Mr. Lederer has agreed to reduce his continuation of base salary payments, fixed bonus amount and pro rata bonus by $3,000,000.

Named Executive Officer	Base Salary Continuation ($)	Bonus Continuation ($)	Pro Rata Bonus ($)
John Lederer Chief Executive Officer and President	—	486,883	430,833

Fareed Khan Chief Financial Officer	900,000	720,428	150,000

Mark Scharbo Chief Supply Chain Officer	675,000	402,621	112,500

Pietro Satriano Chief Merchandising Officer	750,000	247,388	125,000

Stuart Schuette Chief Operating Officer	900,000	296,865	150,000

(2)

The amounts in this column reflect the value (spread value in the case of options) in respect of unvested options, restricted stock and RSU awards, in each case, that vest upon the closing of the merger and are settled in accordance with the terms of the merger agreement. The amounts payable to each named executive officer in respect of each type of equity award are set forth in the table below. Such amounts are “single-trigger”.

Named Executive Officer	Options ($)	Restricted Stock ($)	RSU Awards ($)
John Lederer Chief Executive Officer and President	6,175,791	1,338,336	1,003,750

Fareed Khan Chief Financial Officer	444,063	892,221	—

Mark Scharbo Chief Supply Chain Officer	940,672	446,115	250,985

Pietro Satriano Chief Merchandising Officer	1,544,570	356,885	250,986

Stuart Schuette Chief Operating Officer	822,655	142,757	250,986

(3)

The amounts in this column reflect a payment for the continuation of health and welfare benefits for an 18-month period for Messrs. Khan ($29,325), Schuette ($29,801), Satriano ($29,967) and Scharbo ($29,967) and for a 24-month period for Mr. Lederer ($14,307). The amounts in this column also include $25,000 for 12 months of career transition and outplacement services. These benefits are “double trigger”, payable if the named executive officer resigns for “good reason” or is terminated by USF or any successor without “cause”, and executes a release of claims and complies with certain restrictive covenants (as described above).

(4)

The amounts in this column reflect the sum of the transaction bonus and retention bonus granted to the named executive officers by Mr. Lederer, as discussed under “—Transaction, Retention and Discretionary Bonuses” above. These amounts do not include any bonuses that have not yet been allocated. The amounts payable in respect of each type of bonus are set forth in the table below. The transaction bonuses are payable “single-trigger” on the closing date of the merger, so long as the named executive officer remains employed through such date or is terminated by USF without “cause”. The retention bonuses are payable on the later of (x) December 31, 2014 and (y) 180 days after the closing of the merger, so long as the named executive officer remains employed through such date; however, if the named executive officer’s employment is terminated by USF without “cause” after the closing of the merger but before the date the retention bonus would otherwise be paid, the payment of the retention bonuses will accelerate “double-trigger”.

Named Executive Officer	Transaction Bonus ($)	Retention Bonus ($)
John Lederer Chief Executive Officer and President	—	—

Fareed Khan Chief Financial Officer	250,000	600,000

Mark Scharbo Chief Supply Chain Officer	250,000	450,000

Pietro Satriano Chief Merchandising Officer	1,000,000	500,000

Stuart Schuette Chief Operating Officer	1,000,000	600,000

(5)

Pursuant to the terms of the merger agreement, USF has agreed to submit to a vote of its stockholders payments that might otherwise be subject to Sections 4999 and 280G of the Code to avoid the application of excise taxes or the loss of a deduction with respect to such amounts. Such vote will require Messrs. Lederer,

Schuette, Scharbo and Satriano to waive payments that would otherwise be subject to excise taxes. As a result, no tax gross-up payments would be payable in respect of the excise taxes.

Board of Directors and Management After the Merger

Pursuant to the stockholders agreement, Sysco has agreed to increase the size of the Sysco board of directors by two members at the consummation of the merger, and certain of USF’s principal stockholders will be entitled to designate candidates for appointment to the additional seats on the terms and conditions set forth in the stockholders agreement. See “Stockholders Agreement.” The initial designees to the Sysco board of directors are currently expected to be Michael Calbert and Richard J. Schnall.

Mr. Calbert has been a USF director since 2007. He is a former member of KKR, which he joined in 2000. Previously, Mr. Calbert served as the Chief Financial Officer of Randall’s Food Markets. He started his professional career as a consultant with Arthur Anderson Worldwide. Mr. Calbert is currently on the board of directors of Dollar General and Academy Sports & Outdoors. Mr. Schnall has been a USF director since 2007. He is a financial partner of CDR. Prior to joining CDR in 1996, he worked in the Investment Banking Division of Donaldson, Lufkin & Jenrette, Inc. and Smith Barney & Co. Mr. Schnall serves as a director of Envision Healthcare Corporation, and David’s Bridal.

Information about Sysco’s directors and executive officers, including biographical information, executive compensation and relationships and related transactions between management and Sysco, can be found in Sysco’s proxy statement for the 2013 annual meeting of stockholders and annual report on Form 10-K for the fiscal year ended June 29, 2013, both of which are filed with the SEC and incorporated by reference herein. For more details about how you can obtain copies of Sysco’s proxy statement and Form 10-K, see “Where You Can Find More Information.”

Accounting Treatment

Sysco and USF prepare their financial statements in accordance with U.S. GAAP. The merger will be accounted for in accordance with FASB ASC Topic 805, Business Combinations, with Sysco considered as the accounting acquirer and USF as the accounting acquiree. Accordingly, consideration to be given by Sysco to complete the merger with USF will be allocated to assets and liabilities of USF based on their estimated fair values as of the completion date of the merger, with any excess purchase price being recorded as goodwill.

Regulatory Approvals

The merger is subject to review by the FTC under the HSR Act. Under the HSR Act, Sysco and USF are required to make pre-merger notification filings, and Sysco and USF must await the expiration of statutory waiting periods prior to completing the merger. On January 17, 2014, Sysco and USF made pre-merger notification filings under the HSR Act. The completion of the merger is conditioned upon the expiration or termination of the HSR Act waiting period and receipt of all required antitrust clearances, consents and approvals. On February 18, 2014, Sysco and USF each received a “second request” from the FTC for additional information with respect to the merger and are complying with this request. Sysco and USF have also been notified that several state attorneys general are investigating the merger under antitrust laws and Sysco and USF are cooperating with those state investigations.

Notwithstanding the possible expiration of the statutory waiting period and clearance of the merger, and even after completion of the merger, the FTC or a state attorney general could challenge or seek to block the merger under antitrust laws, as it deems necessary or desirable in the public interest. Moreover, a competitor, customer or other third party could initiate a private action under antitrust laws challenging or seeking to enjoin the merger, before or after it is completed. Sysco and USF do not believe that the completion of the merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if this challenge is made, what the result will be. See “The Merger Agreement—Conditions to the Consummation of the Merger” for certain conditions to the merger.

Treatment of Equity Awards

Each outstanding USF restricted stock award and RSU award will fully vest upon closing of the merger and will convert into the right to receive the merger consideration on the same basis as the outstanding shares of USF common stock. Each outstanding USF option and EAR will fully vest at closing and will convert into the right to receive an amount in cash approximately equal to the difference between the value of the per share merger consideration and the exercise price of the respective option or EAR. See “The Merger Agreement—Treatment of USF Equity Awards.”

Voting Agreement

On December 9, 2013, Sysco entered into a voting agreement with the holders of approximately 98% of USF’s outstanding common stock, pursuant to which such stockholders agreed to deliver a written consent in favor of the approval of the merger following the delivery of an effective registration statement on Form S-4 filed by Sysco with respect to the shares of Sysco common stock to be issued in the merger.

THE MERGER AGREEMENT

The following is a summary of the material terms and provisions of the merger agreement. This summary does not purport to describe all of the terms and provisions of the merger agreement and is qualified in its entirety by the complete text of the merger agreement, which is included as Annex A to this consent solicitation statement/prospectus and which is incorporated by reference herein. All stockholders of USF are urged to read the merger agreement carefully and in its entirety, as well as this consent solicitation statement/prospectus, before making any decisions regarding the merger and the merger agreement, as the merger agreement is the principal legal document governing the merger and its express terms and conditions govern the rights and obligations of the parties to the merger.

The merger agreement contains representations and warranties made by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement. Accordingly, in reviewing the representations and warranties in the merger agreement and the descriptions of them included or incorporated by reference in this consent solicitation statement/prospectus, it is important to bear in mind that such representations and warranties should not be treated as categorical statements of fact, but rather as a way of allocating risk between the parties. Such representations and warranties have been qualified by disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement, and may apply standards of materiality in a way that is different from what may be material to you or other investors.

Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by Sysco and USF. In any event, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this consent solicitation statement/prospectus and in the documents incorporated by reference herein. See “Where You Can Find More Information.”

General

The boards of directors of each of Sysco and USF have unanimously approved the merger agreement, which provides for the acquisition by Sysco of USF through the merger. The merger will take place in two steps. First, Merger Sub One will merge with and into USF. Immediately thereafter, USF will merge with and into Merger Sub Two, with Merger Sub Two as the surviving company and a wholly owned subsidiary of Sysco.

Merger Consideration; Purchase Price Adjustments

Under the merger agreement, Sysco will pay to USF common stockholders and equity award holders an aggregate amount equal to approximately 89.1 million shares of Sysco common stock and $500 million in cash, subject to reduction pursuant to the terms of the merger agreement and as described herein.

The aggregate merger consideration will be reduced based on one or both of the following two factors:

•

Transaction Bonus Pool. USF may elect to allocate an amount up to $10 million to be paid to certain of USF’s executive officers and other key employees in connection with the closing of the merger. The cash portion of the merger consideration will be reduced in an amount equal to the amount paid pursuant to such provision. If the full $10 million is paid, the cash portion of the merger consideration will be reduced from $500 million to $490 million.

•

Pension Plan Underfunding. The number of shares of Sysco common stock to be included in the aggregate merger consideration will be reduced by an amount related to the amount by which USF’s pension benefit obligations exceed the fair value of the related plan assets, as calculated pursuant to the merger agreement. The reduction will be based on the lesser of (1) such underfunding amount prior to the signing of the merger agreement (which was equal to $68.9 million) and (2) such underfunding amount calculated as of the last day of the calendar quarter prior to the quarter in which the closing of the merger occurs (or, if the underfunding amount has not yet been calculated for such quarter, the last day of the immediately preceding calendar quarter). For example, if the lesser of such amounts remained equal to $68.9 million, the reduction will be equal to 2,046,332 shares of Sysco common stock (calculated as $68.9 million/$33.67).

The merger agreement also provides for a potential reduction in the merger consideration based on USF’s 2013 adjusted EBITDA. Based on the final results of USF’s 2013 adjusted EBITDA as reported to Sysco, there will be no reduction in the merger consideration as a result of this provision.

Allocation of Aggregate Merger Consideration

The aggregate merger consideration will be allocated among USF’s outstanding common stock and equity awards. Each outstanding USF restricted stock award and RSU award will fully vest upon closing of the merger and will convert into the right to receive the merger consideration on the same basis as the outstanding shares of USF common stock. Each outstanding USF option and EAR will fully vest at closing and will convert into the right to receive an amount in cash approximately equal to the difference between the value of the per share merger consideration and the exercise price of the respective option or EAR. The merger consideration that will be paid per share of common stock and per equity award will not be finally determined prior to closing and will depend on a number of factors, including purchase price adjustments and changes in USF’s capitalization.

For illustrative purposes, if there were no adjustments to the aggregate merger consideration and the capitalization of USF at closing was the same as on August 4, 2014, the most recent practicable date before the mailing of this consent solicitation statement/prospectus, each USF stockholder or holder of a USF restricted stock award or RSU award would receive $0.93 in cash and 0.1939 shares of Sysco common stock per share of USF common stock and the holder of each USF option or EAR would receive an amount in cash equal to $7.91 minus the relevant exercise price of such option or EAR. If there were adjustments to the aggregate merger consideration resulting in a reduction of approximately 2.0 million shares of Sysco common stock, to 87.1 million shares of Sysco common stock, and of $10 million, to $490 million in cash, and the capitalization of USF at closing was the same as on August 4, 2014, each USF stockholder or holder of a USF restricted stock award or RSU award would receive $0.92 in cash and 0.1894 shares of Sysco common stock per share of USF common stock and the holder of each USF option or EAR would receive an amount in cash equal to $7.74 minus the relevant exercise price of such option or EAR.

The exact amount of the consideration to be paid to each holder of USF common stock or equity awards will vary, depending on the total purchase price, after adjustments, and the number of shares and equity awards outstanding at the time of closing of the merger.

USF 2013 Adjusted EBITDA

USF’s 2013 adjusted EBITDA for purposes of calculating the final purchase price is defined as the net income (loss), plus interest expense, net, provision (benefit) for income taxes and depreciation and amortization expense of USF’s principal operating subsidiary for 2013, as adjusted, calculated in a manner consistent with the calculation of the equivalent defined terms in the documents filed with the SEC by USF’s principal operating subsidiary prior to the date of the merger agreement. For purposes of this calculation, USF’s 2013 adjusted EBITDA may not exceed USF’s 2013 EBITDA by more than the sum of (1) $161 million, (2) the non-cash impact of LIFO (but only to the extent that such non-cash impact of LIFO is included in the calculation of USF’s 2013 EBITDA) and (3) the aggregate amount of the expenses incurred by USF and its subsidiaries as a result of the transactions contemplated by the merger agreement (solely to the extent such expenses have reduced USF’s 2013 EBITDA, and excluding any amounts paid or payable to certain of USF’s significant stockholders). Based on the final results of USF’s 2013 adjusted EBITDA as reported to Sysco, there will be no reduction in the merger consideration as a result of this provision.

Treatment of USF Equity Awards

Each outstanding USF restricted stock award and RSU award will fully vest at closing and will convert into the right to receive the merger consideration on the same basis as outstanding shares of common stock. Each outstanding USF option and EAR will fully vest at closing and convert into the right to receive an amount in cash approximately equal to the difference between the value of the per share merger consideration and the exercise price of the respective option or EAR.

Fractional Shares

No fractional shares of Sysco common stock will be issued in connection with the merger and no dividends or other distributions with respect to Sysco common stock will be payable on or with respect to any fractional share. In lieu of the issuance of any such fractional share, Sysco will pay to each former USF stockholder who otherwise would be entitled to receive a fractional share of Sysco common stock an amount in cash, without interest, in the amount equal to such fractional amount multiplied by the average price of Sysco common stock on the last day preceding the closing date.

Closing and Effective Time of the Merger

The closing of the merger is expected to take place at 10:00 a.m. on the fifth business day following the satisfaction or waiver of all conditions set forth in the merger agreement (other than such conditions as may, by their terms, only be satisfied at the closing, but subject to the satisfaction or waiver of those conditions at closing), or such other date as Sysco and USF may mutually agree. The date on which the closing of the merger occurs is referred to as the closing date.

The closing date will be delayed if USF has failed to deliver to Sysco audited annual financial statements of USF for USF’s three most recently ended fiscal years that have ended at least 95 days (or 80 days in the case of any fiscal year ended after December 31, 2013) prior to such date, or failed to deliver USF’s quarterly financials for each subsequent interim quarterly period that has ended at least 45 days prior to such date.

In the event of any delay due to USF’s failure to timely deliver such financial statements, unless Sysco otherwise consents, the closing will occur no earlier than the date that is the later of (1) the 20th calendar day after all of such required financials have been delivered and (2) if the financials are delivered during any regular quarterly period during which directors and executive officers of Sysco are not permitted to trade Sysco securities under Sysco’s then current insider trading policies in effect, the 10th business day after the end of such blackout period.

Conversion of Shares; Exchange Agent

Prior to closing, Sysco will select an exchange agent. On the closing date, Sysco will deposit with the exchange agent certificates or book entry shares representing the shares of Sysco common stock issuable to USF stockholders and cash due to be paid to USF stockholders as merger consideration and in lieu of fractional shares.

On the closing date, Sysco will cause the exchange agent to pay the merger consideration to each record holder of USF common stock who has surrendered their stock certificates, if applicable, and properly completed and duly executed a letter of transmittal at least two business days prior to the closing date. Following the closing date, Sysco will cause the exchange agent to pay all other common stockholders the merger consideration following receipt of a completed and duly executed letter of transmittal.

As of the effective time of the merger and until surrendered, each certificate or book-entry share of USF common stock will represent for all purposes solely the right to receive the applicable merger consideration, including any cash in lieu of fractional shares of Sysco common stock related to such shares.

Appraisal Rights

The merger agreement provides that shares of USF common stock which are held by stockholders who do not vote in favor of the merger or consent thereto in writing and who properly demand appraisal of such shares pursuant to Section 262 of the DGCL shall not be converted into the right to receive the merger consideration and instead shall be entitled to the rights provided under Section 262. Section 262 provides holders of USF common stock with the ability to seek the appraised value of their shares. A holder of record of USF common stock who properly seeks appraisal and complies with the applicable requirements under Delaware law will forego the merger consideration and instead be entitled to receive a cash payment equal to the fair value of his, her or its shares of USF common stock as determined by the Delaware Court of Chancery. Stockholders who follow this procedure are referred to below and elsewhere in this consent solicitation/prospectus as dissenting stockholders. Following an appraisal proceeding, the court will determine the fair value of the shares of USF common stock held by such holder, exclusive of any element of value arising from the accomplishment or expectation of the merger. Dissenting stockholders will not know the appraised fair value at the time such holders must elect whether to seek appraisal. The ultimate amount dissenting stockholders receive in an appraisal proceeding may be more or less than, or the same as, the amount such holders would have received under the merger agreement. Failure to follow exactly the procedures specified under Delaware law will result in the loss of appraisal rights. A detailed description of the appraisal rights available to holders of USF common stock and procedures required to exercise statutory appraisal rights is included in the section entitled “Appraisal Rights.”

Indemnification of Directors and Officers

For six years from the closing date, the surviving company must indemnify and hold harmless all past and present employees, agents, officers and directors of USF and its subsidiaries to the extent that each person is currently indemnified by USF and its subsidiaries, and must honor any indemnification agreements between USF or any of its subsidiaries and any such person. Additionally, for six years from the closing date, the surviving company must maintain directors’ and officers’ liability insurance covering all individuals who are currently covered by USF’s directors’ and officers’ liability insurance, for events occurring at or prior to the closing and on terms no less favorable than such existing insurance, subject to a premium cap of 250% of USF’s current annual premium. Alternatively, prior to the closing date and with Sysco’s consent, USF may purchase a six-year tail policy.

Representations and Warranties

The merger agreement includes customary representations and warranties of USF to Sysco with respect to:

•	due incorporation and corporate organization;

•	capitalization;

•	due authorization to enter into the merger agreement and perform USF’s obligations thereunder;

•	the inapplicability of certain anti-takeover laws;

•

absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements as a result of USF entering into and performing under the merger agreement;

•	accuracy of USF’s financial statements;

•	SEC filings and compliance with the Sarbanes-Oxley Act of 2002;

•	absence of undisclosed liabilities;

•	USF’s pension underfunding amount;

•	ownership of USF’s assets;

•	intellectual property;

•	material contracts;

•	insurance;

•	certain employee benefits matters and compliance with applicable laws;

•	tax matters, including qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code;

•	absence of certain litigation;

•	regulatory matters;

•	environmental matters;

•

absence of certain changes, events or developments since September 28, 2013, including the absence of any changes, events or developments that have had or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on USF;

•	certain labor and employee relations matters;

•	ownership of, and leases for, real property;

•	absence of brokers;

•	certain affiliate agreements; and

•	information supplied for purposes of this consent solicitation statement/prospectus.

The merger agreement also includes representations and warranties by Sysco and the merger subs to USF, including:

•	due incorporation and corporate organization;

•	capitalization;

•	due authorization to enter into the merger agreement and perform the obligations of Sysco and the merger subs thereunder;

•

absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements as a result of Sysco and the merger subs entering into and performing under the merger agreement;

•	accuracy of Sysco’s financial statements;

•	SEC filings and compliance with the Sarbanes-Oxley Act of 2002;

•	absence of undisclosed liabilities;

•	absence of certain litigation;

•	regulatory matters;

•

absence of certain changes, events or developments since June 29, 2013, including the absence of any changes, events or developments that have had or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect on Sysco;

•	financial ability to fund the cash amount of the merger consideration;

•	operations of the merger subs;

•	absence of brokers;

•	information supplied for purposes of this consent solicitation statement/prospectus; and

•	tax matters.

These representations and warranties are generally subject to materiality and/or material adverse effect (as described below) qualifiers, as well as by specific disclosures in the applicable party’s disclosure letter.

Definition of Material Adverse Effect

For the purposes of the merger agreement, “material adverse effect” means any change, event, fact, effect or occurrence that has, or would reasonably be expected to have, a material adverse effect on the financial condition, business, assets or results of operations of USF or Sysco, or any of their subsidiaries, taken as a whole.

In determining whether there has been a Sysco material adverse effect or a USF material adverse effect, or whether such material adverse effect could or would occur, any change, event, fact, effect or occurrence attributable to, arising out of, or resulting from any of the following are disregarded:

•

general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the principal industries in which the applicable party and its respective subsidiaries operate, provided that such changes, events, effects or occurrences may be taken into account to the extent that such changes, events, facts, effects or occurrences negatively and disproportionately affect the applicable party and its subsidiaries, taken as a whole, in relation to other entities in their principal industries;

•	the taking of any action required by the merger agreement;

•

the announcement of the merger agreement or pendency of the merger, including any litigation arising from the merger and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners, sales representatives or employees of the applicable party and its respective subsidiaries, in each case to the extent attributable to, arising out of or resulting from the announcement of the merger agreement or pendency of the merger;

•	the taking of any action by a party expressly with the prior written approval of the other party;

•

pandemics, earthquakes, tornados, hurricanes, floods and acts of god, provided that such changes, events, effects or occurrences may be taken into account to the extent that such changes, events, facts, effects or occurrences negatively and disproportionately affect the applicable party and its respective subsidiaries, taken as a whole, in relation to other entities in their principal industries;

•

acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof, provided that such changes, events, effects or occurrences may be taken into account to the extent that such changes, events, facts, effects or occurrences negatively and disproportionately affect the applicable party and its respective subsidiaries, taken as a whole, in relation to other entities in their principal industries;

•

any change in applicable law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date of the merger agreement, provided that such changes, events, effects or occurrences may be taken into account to the extent that such changes, events, facts, effects or occurrences negatively and disproportionately affect the applicable party and its respective subsidiaries, taken as a whole, in relation to other entities in their principal industries; and

•

the failure, in and of itself, of the applicable party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of the merger agreement (provided that the underlying facts giving rise or contributing to such occurrence may be taken into account in determining whether a material adverse effect has occurred).

Covenants

Covenants Relating to the Conduct of USF’s Business

USF has agreed that, prior to the closing date, other than as required or expressly permitted by the merger agreement, its business and the business of its subsidiaries will be conducted in the ordinary course of business consistent with past practice in all material respects, and that USF will, and will cause each of its subsidiaries to, use commercially reasonable efforts to preserve intact their business and assets. USF has also agreed that neither it nor its subsidiaries will, during the period between the execution of the merger agreement and the closing date, subject to certain limited exceptions as set forth in the merger agreement, without the prior written consent of Sysco or unless required by applicable law, do any of the following:

•	amend or otherwise change in any material respect their respective organizational documents;

•

sell, lease, transfer, license, assign or otherwise dispose of any asset with a value in excess of $1 million or in the aggregate in excess of $5 million other than the disposition of fleet, excess real property or inventory in the ordinary course of business consistent with past practice;

•

except as required by applicable law or as required under the terms of any collective bargaining agreement or benefit plan as in effect on the date of the merger agreement, increase compensation or benefits or pay amounts not required to be paid, other than certain customary and ordinary course adjustments to base salaries or base wages; grant, accelerate or modify the exercisability or vesting of equity compensation; establish or amend collective bargaining agreements other than in the ordinary course of business; hire or terminate without cause employees or consultants, other than in the ordinary course of business; promote employees, other than to fill positions or roles in existence at USF on the date of the merger agreement in the ordinary course of business consistent with past practice; establish, materially amend or terminate any benefit plan; or fund compensation or benefits under any benefit plan, other than in the ordinary course of business;

•

except in the ordinary course of business consistent with past practice, and with respect to actions required by the merger agreement, issue, sell or grant options, warrants or rights, redeem, repurchase or otherwise acquire, any USF or subsidiary securities or make any changes in the capital structure of USF or any of its subsidiaries;

•

incur any debt other than under current credit facilities required for working capital expenses of USF and its subsidiaries in the ordinary course of business, debt in a principal amount not in excess of $20 million or indebtedness incurred by a subsidiary of USF to USF or to another wholly owned subsidiary of USF;

•	create or incur any lien on any asset, other than in the ordinary course of business consistent with past practice or permitted liens;

•	declare, set aside or pay any dividend or other distribution, other than dividends or distributions between USF and its subsidiaries;

•

split, combine, subdivide or reclassify or issue securities in substitution of the capital stock, other equity interests or voting securities, or convertible securities of USF or any of its subsidiaries;

•

repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or other equity interests or voting securities of USF or any of its subsidiaries, or any convertible security, or any warrants, calls, options or other rights to acquire any such capital stock, equity interests or voting securities, other than in the ordinary course of business consistent with past practice pursuant to management equity agreements in effect as of the date of the merger agreement;

•

merge or consolidate with any other entity, acquire a material amount of stock or assets of any other entity, or effect any business combination, recapitalization or similar transaction with a value in excess of $25 million in the aggregate, other than between USF and any subsidiary or purchases of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to agreements existing as of the date hereof;

•

except in the ordinary course of business consistent with past practice (including extensions at the end of a term in the ordinary course of business consistent with past practice and entering into new customer agreements and supplier agreements), enter into, transfer or terminate (except for any termination upon expiration of a term in accordance with the terms and conditions thereof) or materially modify or amend, any material contract, release, assign or otherwise change any material right under any material contract, or waive any material right under or discharge any other party of any material obligation under any material contract;

•

make any material loan, advance or capital contribution to or investment in any person, other than loans, advances or capital contributions to or investments in its subsidiaries in the ordinary course of business consistent with past practice;

•

except for dispositions of excess real estate in the ordinary course of business consistent with past practice, acquire or dispose of any real property or any direct or indirect interest in any real property;

•	make any material change to its accounting methods, policies or practices with respect to the maintenance of books of account and records, except as required by GAAP or applicable law;

•	make any material changes with respect to tax reporting or enter into any material settlements or agreements with respect to certain tax matters, liabilities or enforcement actions;

•	make any capital expenditures or commitments for capital expenditures or enter into any fleet capital leases, in each case other than in the ordinary course of business consistent with past practice;

•	forgive, cancel or compromise any material debt or claim, or waive, release or assign any right or claim of material value, other than in the ordinary course of business consistent with past practice;

•

enter into any settlement, compromise or release contemplating or involving any admission of wrongdoing or misconduct or providing for any relief or settlement other than the payment of money not in excess of $5 million individually or $25 million in the aggregate;

•	adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of USF or any of its subsidiaries; or

•	authorize any of, or agree or commit to do any of, the foregoing.

Covenants Relating to the Conduct of Sysco’s Business

Sysco has agreed that neither it nor its subsidiaries will, during the period between the execution of the merger agreement and the closing date, subject to certain limited exceptions as set forth in the merger agreement, without the prior written consent of USF or unless required by applicable law, do any of the following:

•	amend or otherwise change its organizational documents so that the rights of the USF stockholders party to the stockholders agreement would not be given full effect (see “Stockholders Agreement”);

•

merge or consolidate with any other person, acquire a material amount of the stock or assets of any other person or effect any business combination, recapitalization or similar transaction, in each case if such action would reasonably be expected to materially delay or prevent the regulatory approval of the merger;

•	declare or pay any dividend on shares of Sysco common stock, other than ordinary course quarterly dividends in accordance with past practice (including increases in the amount thereof); or

•	engage in any action or activity that would require Sysco to obtain the approval of its stockholders in connection with the consummation of the transactions contemplated by the merger agreement.

Non-Solicitation

USF and its subsidiaries may not solicit, initiate, knowingly encourage or assist, or respond to the submission of any proposal or offer, or participate in or provide information to any person with respect to any liquidation, dissolution or recapitalization, merger or consolidation, acquisition or purchase of all or a significant portion of the assets or equity of USF or its subsidiaries or any similar transaction or business combination.

Efforts

Under the merger agreement, Sysco and USF agreed to use their reasonable best efforts to ensure the timely consummation of the merger. Additionally, Sysco and USF agreed that:

•

USF must use commercially reasonable efforts to obtain any transaction consents required pursuant to any material USF agreement and that Sysco will cooperate in this effort, but that USF is not obligated to make any payments to third parties to obtain these consents and will not commit to making such payments without Sysco’s prior approval;

•

USF will use commercially reasonable efforts to provide all cooperation that is reasonably requested by Sysco to assist Sysco in arranging third party debt financing for the merger consideration and the repayment of USF’s existing debt, and USF will take reasonable actions to effect the repayment of its existing credit facilities on the closing date;

•	USF and Sysco will cooperate, coordinate and consult with each other in all necessary regulatory filings, including with the United States Federal Trade Commission;

•

USF and Sysco will cooperate, coordinate and consult each other to resolve any objections to the transaction by government authorities pursuant to antitrust laws and to secure clearances for the transaction under antitrust laws;

•

in seeking to obtain government approval or to comply with government orders, neither Sysco or any of its subsidiaries, nor USF or any of its subsidiaries, must take any action with respect to their respective assets, businesses or product lines if such action (1) is not conditioned on the consummation of the merger or (2) would require the divestiture or holding separate of assets of Sysco, USF or their subsidiaries representing, in the aggregate, in excess of $2 billion of revenue generated between January 1, 2013 and December 31, 2013; and

•

if there is no decree, order or injunction restricting or prohibiting the merger, but an appeal is pending, Sysco is not obligated to close the merger until the termination date, with applicable extensions, provided that all other conditions to the merger are satisfied. See “—Termination of the Merger Agreement and Termination Fee.”

Generally, if the merger agreement is terminated due to a failure to obtain regulatory approval prior to the termination date, provided that all of the other conditions to closing (other than certain conditions which by their nature may only be satisfied at the closing) are satisfied, Sysco will be obligated to pay USF a termination fee. See “—Termination of the Merger Agreement and Termination Fee.”

Employee Matters

Upon closing of the merger, Sysco has agreed to provide to each employee of USF who is not covered by a collective bargaining agreement the following compensation and benefits:

•	from the closing date through December 31, 2014, base salary or wages that are the same as those provided as of immediately prior to the closing date;

•	a prorated annual bonus determined pursuant to the applicable USF benefit plan in respect of the fiscal year of USF in which the closing date occurs;

•

from the closing date through the last day of USF’s 2014 fiscal year, employee benefits on the same terms and conditions as are provided immediately prior to the closing, except if the closing occurs following USF’s 2014 fiscal year, employee benefits will be determined by Sysco in consultation with

USF’s senior management, provided that, in all cases, the U.S. Foodservice, Inc. Defined Pension Benefit Plan will be maintained through the last day of USF’s 2014 fiscal year;

•

in the case of any such employee who is not entitled to severance under an individual severance, employment or similar agreement and who experiences a qualifying termination of employment prior to June 30, 2015, severance benefits at a level equal to the greater of those provided under the USF severance plan and those provided under the Sysco Involuntary Severance Plan; and

•

recognition of service credit to the same extent as recognized under any similar USF benefit plan in which such employee participated or was eligible to participate immediately prior to closing, other than for purposes of benefit accrual under any defined benefit plan, for benefit plans that are frozen to new participants and to the extent such recognition would result in a duplication of benefits. In addition, Sysco will use commercially reasonable efforts to waive any pre-existing condition limitations to the extent such condition was satisfied or waived under a comparable USF benefit plan prior to the closing date and credit any payments made under a comparable USF benefit plan prior to the closing date against out-of-pocket maximums and deductible payments and co-payments.

Sysco has also agreed to provide to each employee of USF who is covered by a collective bargaining agreement with the compensation and benefits required under the terms of such agreement.

In addition, USF has agreed to submit to a vote of its stockholders certain payments that might otherwise be subject to Sections 4999 and 280G of the Code to avoid the application of excise taxes or the loss of a deduction with respect to such amounts.

Conditions to the Consummation of the Merger

The obligations of each party to complete the merger are conditioned upon:

•	the accuracy of the representations and warranties of the other party (generally to a material adverse effect standard, with the exception of certain specified representations);

•	the other party’s performance and compliance with all covenants, obligations and agreements contained in the merger agreement;

•	the expiration or termination of applicable approvals, clearances or waiting periods under antitrust laws;

•	the absence of any law which restrains, enjoins or otherwise prohibits the closing; and

•	the effectiveness under the securities laws of this filing on Form S-4, which shall not be the subject of any stop order or proceedings seeking a stop order.

In addition, USF’s obligations to complete the merger are conditioned upon:

•

the authorization for listing on the NYSE, subject to official notice of issuance, of the shares of Sysco common stock that will be issued or reserved for issuance pursuant to the merger agreement; and

•

receipt by USF of an opinion from its counsel, dated as of the closing date, on which Sysco may also rely, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

Termination of the Merger Agreement and Termination Fee

Termination

Either Sysco or USF may terminate the merger agreement prior to the closing date, before or after USF stockholder approval has been received, for the following reasons:

•	by mutual written consent;

•

if the closing does not occur on or before March 8, 2015, with certain permitted extensions of such date by either party if all conditions to closing other than the receipt of regulatory approvals have been satisfied, for 60 days at a time, up to September 8, 2015;

•

if the other party materially breaches its representations or warranties or fails to perform its covenants, and such breach is not cured, and is not capable of being cured, within a designated period after receipt of a notice of breach; or

•

if there is a law that makes consummation of the merger illegal or if any government authority issues an order or takes any other action permanently restraining, enjoining or otherwise prohibiting the merger.

The termination right is not available to either party if that party breached its representations or warranties or failed to fulfill its obligations or to comply with its covenants under the merger agreement such that the other party is not obligated to consummate the merger agreement.

Termination Fee

If the merger agreement is terminated by either party as a result of failure to obtain the required regulatory approvals or because the merger was not consummated by March 8, 2015 (or, due to permissible extensions, by September 8, 2015), Sysco generally will be obligated to pay USF a termination fee of $300 million within two business days after written notice of such termination, provided that all of the conditions to closing other than those relating to the required regulatory approvals (other than certain conditions which by their nature may only be satisfied at the closing) are satisfied. However, Sysco will have no obligation to pay the termination fee if the failure of the regulatory approvals condition is caused by USF’s breach of its obligations described under “—Covenants—Efforts” above.

The payment of this termination fee is the sole remedy of USF, its equityholders and any of their affiliates, against Sysco and the merger subs, or any of their directors, officers, and other affiliates. USF has agreed that in no event will USF, its equityholders or any of their affiliates be entitled to recover any money damages or any other remedy with respect to:

•	any losses suffered as a result of the failure of the merger to be consummated;

•	the termination of the merger agreement;

•	any liabilities or obligations arising under the merger agreement; or

•	any claims or actions arising out of or relating to any breach, termination or failure of the merger agreement.

Transaction Fees and Expenses

All fees and expenses incurred in connection with or related to the merger agreement and the operative documents and the related transactions will be paid by the party incurring such fees or expenses, whether or not such transactions are consummated.

STOCKHOLDERS AGREEMENT

The following is a summary of certain material terms and provisions of the stockholders agreement. This summary does not purport to describe all of the terms and provisions of the stockholders agreement and is qualified in its entirety by the complete text of the stockholders agreement, which is included as Annex D to this consent solicitation statement/prospectus and which is incorporated by reference herein. All stockholders of USF are urged to read the stockholders agreement carefully and in its entirety, as well as this consent solicitation statement/prospectus, before making any decisions regarding the merger and the merger agreement.

Concurrently with entering into the merger agreement, Sysco entered into the stockholders agreement, dated as of December 8, 2013, with CDR, KKR, and certain investment funds affiliated with CDR and KKR that will receive shares of Sysco common stock in the merger. The stockholders agreement becomes effective at the closing of the merger, and sets forth certain governance arrangements and contains various provisions relating to, among other things, board representation, the acquisition of additional equity interests in Sysco, prohibitions on taking certain actions relating to Sysco, transfer restrictions, voting arrangements, and registration rights.

Pursuant to the stockholders agreement, each of CDR and KKR will be entitled to designate one director for nomination to Sysco’s board of directors. The right to designate a director will terminate for each stockholder when such stockholder has sold 75% of the Sysco common stock initially received by such stockholder in the merger, or if such stockholder makes certain competing investments as described below. For as long as a stockholder has the right to designate a director (and in some cases for an additional six months thereafter), such stockholder will be required to vote their shares of Sysco common stock in accordance with the Sysco board’s recommendation on any matter put to a vote of Sysco stockholders. The initial directors who will be appointed by CDR and KKR are expected to be Richard J. Schnall and Michael Calbert, respectively.

The stockholders agreement generally restricts any transfers of the shares of Sysco common stock received in the merger for fifteen months after the closing of the merger, with certain limited exceptions. Following this initial fifteen-month time period, each stockholder will be entitled to customary registration rights. Certain prohibitions on transferring shares of Sysco common stock to persons that would, after giving effect to such transfer, be 5% holders of Sysco common stock and limitations on the number of shares of Sysco common stock that may be transferred in a single day will continue to apply.

The stockholders agreement contains a customary standstill provision, as well as a non-solicitation provision relating to certain members of Sysco’s and USF’s management teams, each of which are effective from the closing date of the merger until the later of: (1) one year after the applicable stockholder no longer has a designee on the Sysco board and (2) the date on which the applicable stockholder has sold 75% of the shares of Sysco common stock that it initially received in the merger.

The stockholders who are party to the stockholders agreement have agreed to certain restrictions on investments in specified entities for a limited period, and to maintain procedures to prevent Sysco’s confidential information from being shared with other portions of their business that may have investments in the food service distribution business. Subject to certain exceptions, each stockholder will lose its right to designate a nominee to the Sysco board of directors if it makes an investment in certain specified entities or another entity that engages in the wholesale food distribution business in North America, other than to a de minimis extent, and/or other than with respect to certain passive minority investments in publicly traded companies.

The stockholders agreement will terminate with respect to CDR and KKR, respectively, on the date that CDR and its affiliated investment funds or KKR and its affiliated investment funds, as applicable, beneficially own less than 1% of Sysco’s outstanding voting shares.

DESCRIPTION OF SYSCO CAPITAL STOCK

As a result of the merger, USF stockholders who receive Sysco common stock in the merger will become stockholders in Sysco. Your rights as stockholders of Sysco will be governed by Delaware law and the restated certificate of incorporation and bylaws of Sysco. The following discussion briefly summarizes the material terms of Sysco’s common stock. We urge you to read the applicable provisions of the Delaware General Corporation Law, Sysco’s restated certificate of incorporation and amended and restated bylaws carefully and in their entirety. Copies of Sysco’s governing documents are incorporated by reference as Exhibits 3.1 through 3.5 to the registration statement of which this consent solicitation statement/prospectus forms a part.

Authorized Capital Stock

The entire authorized capital stock of Sysco consists of 2 billion shares of common stock, par value $1.00 per share, and 1.5 million shares of preferred stock, par value $1.00 per share. At the close of business on                 , 2014, (i)              shares of Sysco common stock were issued and outstanding, (ii) no shares of Sysco preferred stock were issued and outstanding, (iii)              shares of Sysco common stock were held by Sysco in its treasury, (iv)              shares of Sysco common stock were subject to options to purchase Sysco common stock, (v)              shares of Sysco common stock were subject to awards with respect to restricted Sysco common stock, (vi)              shares of Sysco common stock were subject to restricted stock unit awards with respect to Sysco common stock and (vii)              shares of Sysco common stock were reserved for issuance pursuant to future awards under benefit plans of Sysco.

Common Stock

Dividend Rights

Holders of Sysco common stock are entitled to receive dividends as and when declared by the board of directors in its discretion, payable out of any of Sysco’s assets at the time legally available for the payment of dividends. Dividends declared and payable to Sysco’s common stockholders are subject to the dividend rights that holders of any preferred stock or a series of preferred stock might have. The payment of dividends on the common stock will be a business decision to be made by Sysco’s board of directors from time to time based upon results of Sysco’s operations and financial condition and any other factors as Sysco’s board of directors considers relevant.

Voting Rights

Each holder of a share of Sysco stock is entitled to one vote per share, and is entitled to vote on all matters presented to a vote of stockholders, including the election of directors. Holders of common stock have no cumulative voting rights. As a result, under the Delaware General Corporation Law, the holders of more than one-half of the outstanding shares of common stock generally will be able to elect all of Sysco’s directors then standing for election and holders of the remaining shares will not be able to elect any director, subject to any voting rights held by holders of Sysco preferred stock.

Directors will be elected by a majority of votes cast on the matter, except that where the number of nominees exceeds the number of directors to be elected at a meeting as of the meeting’s record date, then each director will be elected by a plurality of the votes cast. Abstentions will be disregarded with respect to the election of directors. If Sysco issues preferred stock, holders of such stock may possess voting rights. Under the currently designated series of preferred stock, each holder of the series is entitled to 2,000 votes per share on all matters submitted to a vote of stockholders, subject to certain adjustments. No shares of this series of preferred stock, or any other preferred stock, are outstanding.

Liquidation Rights

In the event of any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary or, in the event of insolvency, the common stockholders of Sysco will be entitled to share equally in any distribution of Sysco’s assets after Sysco pays its liabilities and the liquidation preference of any outstanding preferred stock. The following transactions will not constitute a liquidation, dissolution or winding up of Sysco: consolidation or merger of Sysco with another corporation or corporations; reorganization; purchase or redemption of all or part of the outstanding shares of any class or classes of stock of the corporation; or the sale or transfer of the property and business of Sysco.

Preemptive Rights and Other Rights

Sysco common and preferred stock holders are not entitled to any preemptive rights to purchase or receive any shares of Sysco stock, any obligation convertible into or exchangeable for shares of Sysco stock or any warrants, options, or rights to purchase or subscribe for any convertible or exchangeable obligation. The Sysco board of directors, at its discretion, may issue such stock or other securities to any party and on terms it deems advisable.

In addition, with respect to the common stock, there are no conversion rights or redemption or sinking fund provisions.

Preferred Stock

Sysco’s restated certificate of incorporation permits Sysco’s board of directors to issue up to 1.5 million shares of preferred stock in one or more series, with such voting powers, full or limited, or no voting powers, and such designations, powers and relative, participating, optional or other special rights and qualifications, limitations or restrictions as the board of directors may decide, including, among others: when and at what prices to redeem shares of this stock; whether the shares of the stock are subject to a retirement or sinking fund for the repurchase or redemption of these shares; the terms of any dividends that these shares will be entitled to; and the rights of shares upon a liquidation or dissolution or any other distribution of assets of Sysco.

Sysco has designated 450,000 shares of Series A Junior Participating Preferred Stock, but none of the shares of this series, or other preferred stock, are outstanding.

The issuance of preferred stock could adversely affect the rights of holders of common stock.

Miscellaneous

Sysco’s certificate of incorporation contains no restrictions on the alienability of Sysco common stock. Sysco’s common stock is traded on the New York Stock Exchange under the symbol “SYY.”

Transfer Agent and Registrar

The transfer agent and registrar for Sysco common stock is American Stock Transfer & Trust Company, LLC.

Certain Anti-Takeover Effects

Certain provisions of Sysco’s charter, Sysco’s bylaws and the DGCL could make it more difficult to consummate an acquisition of control of Sysco by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by Sysco’s board of directors, regardless of whether Sysco’s stockholders support the transaction. The summary of the provisions set forth below does not purport to be complete and is qualified in its entirety by reference to Sysco’s charter, Sysco’s bylaws and the DGCL.

Business Combinations

Section 203 of the DGCL restricts a wide range of transactions (“business combinations”) between a corporation and an interested stockholder. An “interested stockholder” is, generally, any person who beneficially owns, directly or indirectly, 15% or more of the corporation’s outstanding voting stock. Business combinations are broadly defined to include (a) mergers or consolidations with, (b) sales or other dispositions of more than 10% of the corporation’s assets to, (c) certain transactions resulting in the issuance or transfer of any stock of the corporation or any subsidiary to, (d) certain transactions resulting in an increase in the proportionate share of stock of the corporation or any subsidiary owned by, or (e) receipt of the benefit (other than proportionately as a stockholder) of any loans, advances or other financial benefits by, an interested stockholder. Section 203 provides that an interested stockholder may not engage in a business combination with the corporation for a period of three years from the time of becoming an interested stockholder unless (a) the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder prior to the time that person became an interested stockholder; (b) upon consummation of the transaction which resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation’s voting stock (excluding, for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, shares owned by persons who are directors and also officers and shares owned by certain employee stock plans); or (c) the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock not owned by the interested stockholder. The restrictions on business combinations with interested stockholders contained in Section 203 of the DGCL do not apply to a corporation whose certificate of incorporation or, under certain circumstances, bylaws, contains a provision expressly electing not to be governed by the statute; however, Sysco has not opted out of Section 203.

Supermajority Requirement for Business Combinations

In addition to the requirements of Section 203 of the DGCL, Sysco’s charter provides that the affirmative vote of 80% of Sysco’s outstanding stock entitled to vote will be required for certain business combinations not approved by a majority of Sysco’s directors who are not affiliated with the interested party in the potential transaction, except in certain circumstances. This provision of Sysco’s charter may only be amended by the affirmative vote of 80% of Sysco’s outstanding stock entitled to vote.

Classified Board Structure

Pursuant to Sysco’s bylaws, the Sysco board of directors will be divided into at least two classes of directors until Sysco’s 2014 annual meeting of stockholders. At Sysco’s 2011 annual meeting of stockholders, Sysco’s stockholders approved an amendment to Sysco’s bylaws to provide for a phased-in declassification of Sysco’s board of directors. Beginning with Sysco’s 2014 annual meeting of stockholders, and at each annual meeting thereafter, all directors will be elected annually.

Advance Notice Provisions

Stockholders seeking to nominate candidates to be elected as Sysco directors at an annual meeting or to bring business before a Sysco annual meeting must comply with advance written notice procedures set forth in Sysco’s bylaws. Only persons who are nominated by or at the direction of Sysco’s board, or by a stockholder who has given timely written notice to Sysco’s secretary before the meeting to elect directors, will be eligible for election as directors. At any annual meeting of stockholders, the business to be conducted is limited to business brought before the meeting by or at the direction of the Sysco board of directors, or business which is a proper matter for stockholder action under Delaware law and which is brought by a stockholder who has given timely written notice to Sysco’s secretary of its intention to bring such business before the meeting. A stockholder must give notice that is received at Sysco’s principal executive offices in writing not less than 90 days nor more than 130 days prior to the date of the anniversary of the previous year’s annual meeting. However, if the annual meeting is scheduled to be held on a date more than 30 days prior to or delayed by more than 60 days after the anniversary date, notice by the stockholder to be timely must be received not later than the later of the close of business 90 days prior to the annual meeting or the tenth day following the day on which the notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was first made by Sysco. In the case of a special meeting of stockholders called for the purpose of electing directors, a stockholder must give notice to nominate a director not later than the close of business on the tenth day following the day notice of the special meeting was mailed to stockholders or public disclosure of the date of the meeting was first made by Sysco. A stockholder’s notice must also contain certain information specified in the bylaws. To be eligible for nomination, a stockholder’s director nominees are required to execute certain documents, including a written representation and agreement. The certificate of incorporation and bylaws of Sysco provide that 35% of the shares entitled to vote at a meeting shall constitute a quorum except as otherwise required by law.

Special Meetings

Only Sysco’s board of directors may call a special meeting of stockholders.

Additional Authorized Shares of Capital Stock

The additional shares of authorized common stock and preferred stock available for issuance under Sysco’s charter could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Limitation of Liability; Indemnification

Sysco’s certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director’s personal liability to Sysco or its stockholders for monetary damages resulting from a breach of fiduciary duty, except in respect of:

•	a breach of the director’s duty of loyalty to Sysco or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	the unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derives an improper personal benefit.

These provisions may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or Sysco from bringing a lawsuit against Sysco’s directors. However, these provisions do not limit or eliminate Sysco’s rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. Also, these provisions will not alter a director’s liability under federal securities laws.

Sysco’s certificate of incorporation and bylaws also provide that Sysco must indemnify its directors and officers to the fullest extent permitted by Delaware law, and Sysco’s bylaws provide that Sysco must advance expenses, as incurred, to Sysco’s directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions. These rights are deemed to have fully vested at the time the indemnitee assumes his or her position with Sysco and will continue as to an indemnitee who has ceased to be a director or officer and will inure to the benefit of the indemnitee’s heirs, executors and administrators.

USF MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis of financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the notes thereto for the 13 weeks ended March 29, 2014 and the consolidated financial statements and the notes thereto for the fiscal year ended December 28, 2013. This discussion of USF’s results includes certain non-GAAP financial measures. USF believes these provide meaningful supplemental information about its operating performance, because they exclude amounts that USF’s management and board of directors do not consider part of core operating results when assessing USF’s performance and underlying trends. More information on the rationale for these measures is discussed in “—Non-GAAP Reconciliations” below.

Overview

USF conducts all of its operations through its wholly owned subsidiary, US Foods. All of the indebtedness, as further described in Note 9—Debt, in the Notes to USF’s Unaudited Consolidated Financial Statements, is an obligation of US Foods, and its subsidiaries. Through its wholly owned operating subsidiary, US Foods, USF is a leading foodservice distributor in the United States, with about $22 billion in net sales for fiscal 2013. USF provides an important link between over 5,000 suppliers and its 200,000 foodservice customers nationwide. USF offers an innovative array of fresh, frozen and dry food, and non-food products, with approximately 350,000 stock-keeping units (“SKUs”). US Foods provides value-added services that meet specific customer needs. USF believes US Foods has one of the most extensive private label product portfolios in foodservice distribution. For the latest fiscal year, this represented about 30,000 SKUs, and approximately $7 billion in net sales. Many customers benefit from USF’s support services, such as product selection, menu preparation and costing strategies.

A sales force of approximately 5,000 associates market USF’s food products to a diverse customer base. USF’s principal customers include independently owned single and multi-location restaurants, regional concepts, national chains, hospitals, nursing homes, hotels and motels, country clubs, fitness centers, government and military organizations, colleges and universities, and retail locations. USF supports its business with one of the largest private refrigerated fleets in the U.S., with roughly 6,000 trucks traveling an average of 200 million miles each year. USF has standardized its operations across the country. That allows it to manage the business as a single operating segment with 61 divisions nationwide.

Outlook

The foodservice market is affected by general economic conditions, consumer confidence, and continued pressure on consumer disposable income. During the first quarter of 2014, USF experienced inflationary pressures in several product categories. Periods of prolonged product cost inflation may have a negative impact on profit margins and earnings to the extent such product cost increases are not able to be passed on to customers due to resistance to higher prices or having a negative impact on consumer spending.

The foodservice market is highly competitive and fragmented, with intense competition and modest demand growth.

During 2014, USF expects to face pressures on consumer spending and competition. Because USF does not anticipate any material improvement in the demand for foodservice, USF will likely see modest demand growth. USF will remain focused on executing its growth strategies, adding value for and differentiating itself with its customers, and driving continued operational improvement in the business.

Proposed Acquisition by Sysco

Merger Agreement

On December 8, 2013, USF entered into the merger agreement with Sysco, Merger Sub One and Merger Sub Two, pursuant to which Sysco will acquire USF on the terms and subject to the conditions set forth in the merger agreement. See “The Merger.”

Impact of the Proposed Merger on the Business

USF has agreed that, prior to the closing date, other than as required or expressly permitted by the merger agreement, its business and the business of its subsidiaries will be conducted in the ordinary course of business consistent with past practice in all material respects, and that USF will, and will cause each of its subsidiaries to, use commercially reasonable efforts to preserve intact their business and assets. USF has also agreed that neither it nor its subsidiaries will, during the period between the execution of the merger agreement and the closing date, subject to certain limited exceptions as set forth in the merger agreement, without the prior written consent of Sysco or unless required by applicable law, do any of the following:

•	amend or otherwise change in any material respect their respective organizational documents;

•

sell, lease, transfer, license, assign or otherwise dispose of any asset with a value in excess of $1 million or, in the aggregate, in excess of $5 million other than the disposition of fleet, excess real property or inventory in the ordinary course of business consistent with past practice;

•

except as required by applicable law or as required under the terms of any collective bargaining agreement or benefit plan as in effect on the date of the merger agreement, increase compensation or benefits or pay amounts not required to be paid, other than certain customary and ordinary course adjustments to base salaries or base wages; grant, accelerate or modify the exercisability or vesting of equity compensation; establish or amend collective bargaining agreements other than in the ordinary course of business; hire or terminate without cause employees or consultants, other than in the ordinary course of business; promote employees, other than to fill positions or roles in existence at USF on the date of the merger agreement in the ordinary course of business consistent with past practice; establish, materially amend or terminate any benefit plan; or fund compensation or benefits under any benefit plan, other than in the ordinary course of business;

•

except in the ordinary course of business consistent with past practice, and with respect to actions required by the merger agreement, issue, sell or grant options, warrants or rights, redeem, repurchase or otherwise acquire any USF or subsidiary securities or make any changes in the capital structure of USF or any of its subsidiaries;

•

incur any debt other than under current credit facilities required for working capital expenses of USF and its subsidiaries in the ordinary course of business, debt in a principal amount not in excess of $20 million or indebtedness incurred by a subsidiary of USF to USF or to another wholly owned subsidiary of USF;

•	create or incur any lien on any asset, other than in the ordinary course of business consistent with past practice or permitted liens;

•	declare, set aside or pay any dividend or other distribution, other than dividends or distributions between USF and its subsidiaries;

•

split, combine, subdivide or reclassify or issue securities in substitution of the capital stock, other equity interests or voting securities, or convertible securities of USF or any of its subsidiaries;

•

repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or other equity interests or voting securities of USF or any of its subsidiaries, or any convertible security, or any warrants, calls, options or other rights to acquire any such capital stock, equity interests or voting securities, other than in the ordinary course of business consistent with past practice pursuant to management equity agreements in effect as of the date of the merger agreement;

•

merge or consolidate with any other entity, acquire a material amount of stock or assets of any other entity, or effect any business combination, recapitalization or similar transaction with a value in excess of $25 million in the aggregate, other than between USF and any subsidiary or purchases of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to agreements existing as of the date hereof;

•

except in the ordinary course of business consistent with past practice (including extensions at the end of a term in the ordinary course of business consistent with past practice and entering into new customer agreements and supplier agreements), enter into, transfer or terminate (except for any termination upon expiration of a term in accordance with the terms and conditions thereof) or materially modify or amend, any material contract, release, assign or otherwise change any material right under any material contract, or waive any material right under or discharge any other party of any material obligation under any material contract;

•

make any material loan, advance or capital contribution to or investment in any person, other than loans, advances or capital contributions to or investments in its subsidiaries in the ordinary course of business consistent with past practice;

•

except for dispositions of excess real estate in the ordinary course of business consistent with past practice, acquire or dispose of any real property or any direct or indirect interest in any real property;

•	make any material change to its accounting methods, policies or practices with respect to the maintenance of books of account and records, except as required by GAAP or applicable law;

•	make any material changes with respect to tax reporting or enter into any material settlements or agreements with respect to certain tax matters, liabilities or enforcement actions;

•	make any capital expenditures or commitments for capital expenditures or enter into any fleet capital leases, in each case other than in the ordinary course of business consistent with past practice;

•	forgive, cancel or compromise any material debt or claim, or waive, release or assign any right or claim of material value, other than in the ordinary course of business consistent with past practice;

•

enter into any settlement, compromise or release contemplating or involving any admission of wrongdoing or misconduct or providing for any relief or settlement other than the payment of money not in excess of $5 million individually or $25 million in the aggregate;

•

adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of USF or any of its subsidiaries; or

•	authorize any of, or agree or commit to do any of, the foregoing.

See “The Merger Agreement—Covenants.”

Results of Operations

Accounting Periods

USF operates on a 52-53-week fiscal year, with all periods ending on Saturday. When a 53-week fiscal year occurs, USF reports the additional week in the fourth quarter. Fiscal 2013, 2012 and 2011 all consisted of 52 weeks.

Selected Historical Results of Operations

The following table presents selected historical results of operations of USF’s business for the periods indicated:

	13 Weeks Ended		Fiscal Year
	March 29, 2014	March 30, 2013	2013	2012	2011
	(Unaudited)
	(in millions)		(in millions)
Net sales	$5,457	$5,405	$22,297	$21,665	$20,345
Cost of goods sold	4,562	4,496	18,474	17,972	16,840

Gross profit	895	909	3,823	3,693	3,505
Operating expenses:
Distribution, selling and administrative costs	878	884	3,494	3,350	3,194
Restructuring and tangible asset impairment charges	—	2	8	9	72

Total operating expenses	878	886	3,502	3,359	3,266

Operating income	17	23	321	334	239
Interest expense, net	73	82	306	312	307
Loss on extinguishment of debt	—	24	42	31	76

Income (loss) before income taxes	(56)	(83)	(27)	(9)	(144)
Income provision (benefit)	9	12	(30)	(42)	42

Net income (loss)	$(65)	$(95)	$(57)	$(51)	$(102)

Percentage of Net Sales:
Gross profit	16.4%	16.8%	17.1%	17.0%	17.2%
Distribution, selling and administrative costs	16.1%	16.4%	15.7%	15.5%	15.7%
Operating expenses	16.1%	16.4%	15.7%	15.5%	16.1%
Operating income	0.3%	0.4%	1.4%	1.5%	1.2%
Net income (loss)	(1.2)%	(1.8)%	(0.3)%	(0.2)%	(0.5)%
Other Data:
EBITDA(1)	$117	$93	$667	$659	$506
Adjusted EBITDA(1)	$169	$156	$845	$841	$812

(1)

EBITDA and Adjusted EBITDA are used by USF to measure operating performance. EBITDA is defined as Net loss, plus Interest expense—net, Income tax provision (benefit) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for (1) Sponsor fees; (2) Restructuring and tangible and intangible asset impairment charges; (3) share-based compensation expense; (4) other gains, losses, or charges as specified under USF’s debt agreements; and (5) the non-cash impact of LIFO adjustments. EBITDA and Adjusted EBITDA are supplemental measures of USF’s performance that are not required by, or presented in accordance with, GAAP. They are not measurements of USF’s performance under GAAP and should not be considered as alternatives to net income (loss) or any other performance measures derived in accordance with GAAP, or as alternatives to cash flows from operating activities as measures of USF’s liquidity. See additional information about the use of these measures and Non-GAAP reconciliations below.

Non-GAAP Reconciliations

USF believes these non-GAAP financial measures provide an important supplemental measure of USF’s operating performance. This is because they exclude amounts that USF’s management and board of directors do not consider part of core operating results when assessing USF’s performance. USF management uses these non-GAAP financial measures to evaluate USF’s historical financial performance, establish future operating and capital budgets, and determine variable compensation for management and employees. Accordingly, USF management includes those adjustments when assessing the business’ operating performance.

USF’s debt agreements specify items that should be added to EBITDA in arriving at Adjusted EBITDA. These include, among other things, Sponsor fees, share-based compensation expense, impairment charges, restructuring charges, the non-cash impact of LIFO adjustments, and gains and losses on debt transactions. Where there are other small, specified costs to add to EBITDA to arrive at Adjusted EBITDA, USF combines those items under Other.

The non-recurring charges resulting from lump-sum payment settlements to former employees participating in several US Foods-sponsored pension plans were also added to EBITDA in arriving at Adjusted EBITDA. Costs to optimize USF’s business were also added back to EBITDA to arrive at Adjusted EBITDA. These business transformation costs included third party and duplicate or incremental internal costs. Those items are related to functionalizing and optimizing USF’s processes and systems in areas such as replenishment, finance, and category management, as well as in implementing USF’s new brand image.

All of the items just mentioned are specified as additions to EBITDA to arrive at Adjusted EBITDA, per the US Foods’ debt agreements. USF cautions readers that amounts presented in accordance with USF’s definitions of EBITDA and Adjusted EBITDA may not be the same as similar measures used by other companies. Not all companies and analysts calculate EBITDA or Adjusted EBITDA in the same manner.

USF presents EBITDA because it is an important supplemental measure of USF’s performance. USF also knows that it is frequently used by securities analysts, investors and other interested parties to evaluate companies in USF’s industry. USF presents Adjusted EBITDA as it is the key operating performance metric used by USF’s Chief Operating Decision Maker to assess operating performance.

The following is a quantitative reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is Net income (loss) for the periods indicated:

	13-Weeks Ended		Fiscal Year
	March 29, 2014	March 30, 2013	2013	2012	2011
	(Unaudited)
	(in millions)		(in millions)
Net income (loss)	$(65)	$(95)	$(57)	$(51)	$(102)
Interest expense, net	73	82	306	312	307
Income tax provision (benefit)	9	12	30	42	(42)
Depreciation and amortization expense	100	94	388	356	343

EBITDA	117	93	667	659	506
Adjustments:
Sponsor fees(1)	3	3	10	10	10
Restructuring and tangible asset impairment charges(2)	—	2	8	9	72
Share-based compensation expense(3)	3	4	8	4	15
LIFO reserve change(4)	25	2	12	13	59
Loss on extinguishment of debt(5)	—	24	42	31	76
Legal(6)	—	—	—	—	3
Pension Settlement(7)	—	—	2	18	—
Business transformation costs(8)	12	14	61	75	45
Other(9)	9	14	35	22	26

Adjusted EBITDA	$169	$156	$845	$841	$812

(1)	Consists of management fees paid to the USF sponsors.
(2)	Consists primarily of facility closing, severance and related costs, and tangible asset impairment charges.
(3)	Share-based compensation represents costs recorded for vesting of USF stock option awards, restricted stock and restricted stock units.
(4)	Consists of changes in the LIFO reserve.

(5)

Includes fees paid to debt holders, third party costs, early redemption premium, and the write off of old debt facility unamortized debt issuance costs. See Note 9—Debt in the Notes to USF’s Unaudited Consolidated Financial Statements and Note 11—Debt in the Notes to USF’s Audited Consolidated Financial Statements for a further description of debt refinancing transactions.

(6)	Includes settlement costs accrued in 2011 for a class action matter.
(7)	Consists of charges resulting from lump-sum payment settlements to retirees and former employees participating in several US Foods-sponsored pension plans.
(8)	Consists primarily of costs related to functionalization and significant process and systems redesign.
(9)

Other includes gains, losses or charges as specified under the US Foods’ debt agreements, including $4 million of direct and incremental costs for the 13 weeks ended March 29, 2014 and $4 million of direct and incremental costs for the fiscal year ended December 28, 2013, related to the merger.

13 Weeks Ended March 29, 2014 and March 30, 2013

Highlights

Net sales increased $52 million, or 1.0%, in 2014 from 2013. Gross profit decreased $14 million, or 1.5%, for the first quarter of 2014. Operating expenses as a percentage of net sales were 16.1% in 2014 versus 16.4% in 2013. Operating income as a percentage of net sales decreased to 0.3% compared to 0.4% in 2013. Interest expense-net decreased $9 million to $73 million in 2014 from $82 million a year ago. In January 2013, USF redeemed the remaining $355 million in principal of its 11.25% Senior Subordinated Notes (“Senior Subordinated Notes”) and recorded a loss on extinguishment of debt of $24 million. There were no debt refinancing transactions in the first quarter of 2014. Net loss was $65 million for the 13 weeks ended March 29, 2014 versus $95 million for this time last year.

Net Sales

Net sales increased $52 million, or 1.0%, to $5,457 million in the first quarter of 2014 from $5,405 million in 2013. The increase was primarily due to increased sales to independent restaurants, healthcare and hospitality customers, partially offset by decreased sales to national chain customers. Case volume decreased 1.3% from the prior year. Higher product cost favorably impacted net sales in 2014 by approximately $110 million, as a significant portion of USF’s business is based on percentage markups over actual cost. Lower case volume, primarily with national chain customers, unfavorably impacted 2014 Net sales by approximately $60 million.

Gross Profit

Gross profit decreased $14 million, or 1.5%, to $895 million in the latest quarter from $909 million last year. Lower gross profit reflected the 1.3% decrease in case volume and commodity pricing pressures, partially offset by merchandising initiatives. Gross profit as a percentage of net sales decreased by 0.4% to 16.4% versus 16.8% in 2013.

Distribution, Selling and Administrative Expenses

Distribution, selling and administrative expenses decreased $6 million, or 0.7%, to $878 million in 2014 from $884 million in 2013. As a percentage of net sales, USF saw a decrease of 0.3% to 16.1% from 16.4% at this time last year. Decreases in Distribution, selling and administrative costs included a $13 million decrease in payroll and related costs, primarily driven by lower incentive compensation costs from a year ago and a $4 million decrease in pension costs for US Foods-sponsored plans. These decreases were partially offset by a $6 million increase in Depreciation and amortization expense, primarily due to investments in technology, and $4 million of 2014 direct and incremental costs related to the merger agreement.

Restructuring and Tangible Asset Impairment Charges

In the most recent quarter, certain Assets held for sale were adjusted to equal their estimated fair value less costs to sell, resulting in tangible asset impairment charges of $0.1 million in the first quarter of 2014 versus $2 million at this time last year.

Operating Income

Operating income decreased $6 million, or 26.1%, to $17 million, compared with $23 million in 2013. Operating income as a percent of net sales decreased 0.1% to 0.3% for the three months from 0.4% in 2013. The change was primarily due to the factors discussed above.

Interest Expense

Interest expense decreased $9 million to $73 million from $82 million in the 2014 quarter due to lower overall borrowing costs as a result of the US Foods’ 2013 debt refinancing transactions and a decrease in average borrowings.

Loss on Extinguishment of Debt

The 2013 loss on extinguishment of debt of $24 million consisted of an early redemption premium and a write-off of unamortized debt issuance costs related to the Senior Subordinated Notes redemption. For a detailed description of the Senior Subordinated Notes redemption transaction, see Note 9—Debt in the Notes to the USF Unaudited Consolidated Financial Statements.

Income Taxes

The determination of USF’s overall effective tax rate requires the use of estimates. The effective tax rate reflects the income earned and taxed in various United States federal and state jurisdictions. Tax law changes, increases and decreases in temporary and permanent differences between book and tax items, tax credits and USF’s change in income in each jurisdiction all affect the overall effective tax rate.

For interim periods, USF estimates annual pre-tax income, temporary and permanent differences between book and tax items and other items, including changes in its valuation allowance, to derive a year to date effective tax rate for the interim period.

USF estimated its annual effective tax rate to be applied to the results of the 13 weeks ended March 29, 2014 and March 30, 2013. In estimating its annual effective tax rate, USF excluded the effects of the valuation allowance necessary as a result of the tax amortization of its goodwill and trademarks. The valuation allowance impact of the tax amortization of goodwill and trademarks has been measured discretely for the quarter to calculate the income taxes. Given USF’s cumulative tax loss position, the impact of the projected current year book income and non-deductible items is being offset by a commensurate valuation allowance adjustment within the annual effective tax rate. USF concluded that to use the forecasted annual effective tax rate, unadjusted for the effects of the valuation allowance related to the tax amortization of the goodwill and trademarks as described above would not be reliable for use in quarterly reporting of income taxes due to such rate’s significant sensitivity to minimal changes in forecasted annual pre-tax income. The impact of including the tax goodwill and trademarks amortization in the annual effective tax rate computation, as applied to the year-to-date pre-tax loss of $56 million, would be distortive to the financial statements. As a result of these considerations, USF’s management concluded that the readers of the financial statements would best benefit from a tax provision for the quarter that reflects the accretion of the valuation allowance on a discrete, ratable basis.

The valuation allowance against the net deferred tax assets was $117 million at December 28, 2013. The deferred tax assets related to federal and state net operating losses increased $32 million during the 13 weeks ended March 29, 2014, which resulted in a $149 million total valuation allowance at March 29, 2014. A full valuation allowance on the net deferred tax assets will be maintained until sufficient positive evidence related to sources of future taxable income exists to support a reversal of the valuation allowance.

The effective tax rate for the 13 weeks ended March 29, 2014 and March 30, 2013 of 16% and 15%, respectively, varied from the 35% federal statutory rate primarily due to the increase in the valuation allowance.

During the 13 weeks ended March 29, 2014 and March 30, 2013, the valuation allowance increased $32 million and $11 million, respectively, as a result of increased deferred tax assets (net operating losses) not covered by future reversals of deferred tax liabilities.

Net Loss

USF’s net loss declined $30 million to $65 million in 2014 as compared with a net loss of $95 million in 2013. The lower net loss was primarily due to the factors discussed above.

Fiscal Years Ended December 28, 2013 and December 29, 2012

Highlights

This is a comparison of results between fiscal 2013 and 2012:

•	Net sales increased $632 million, or 2.9%, to $22,297 million.

•

Operating income, as a percentage of net sales, was 1.4% in 2013 as compared to 1.5% in 2012. Fiscal 2013 operating income included an increase in variable compensation expense of approximately $50 million, as compared to 2012.

•	Adjusted EBITDA increased 0.5% or $4 million, to $845 million.

•

In June 2013, US Foods amended its term loan facilities. In January 2013, US Foods redeemed the remaining $355 million in principal of its 11.25% Senior Subordinated Notes. These transactions resulted in an aggregate loss on extinguishment of debt of $42 million.

Net Sales

Net sales increased $632 million, or 2.9%, to $22,297 million in 2013 versus $21,665 million in 2012. The improvement was primarily due to increased sales to independent restaurants, healthcare and hospitality customers. Case volume grew 1.2%, or $280 million, over the prior year. Approximately $350 million of the net sales increase came from higher product cost, as a significant portion of USF’s business is based on percentage markups over actual cost. Less than 1% of the 2013 sales growth was attributable to acquisitions.

Gross Profit

Gross profit increased $130 million, or 3.5%, to $3,823 million in 2013, from $3,693 million in 2012. Gross profit as a percentage of net sales rose by 0.1% to 17.1% in 2013, as compared to 17.0% in 2012. Higher gross profit reflected favorable product cost due to merchandising initiatives, and higher case volume, partially offset by commodity pricing pressures.

Distribution, Selling and Administrative Costs

Distribution, selling and administrative costs increased $144 million, or 4.3%, to $3,494 million in 2013, compared to $3,350 million in 2012. Distribution, selling and administrative costs as a percentage of net sales grew by 0.2% to 15.7% for 2013 versus 15.5% for 2012. The 2013 increase in Distribution, selling and administrative expenses was primarily due to a $111 million increase in payroll and related costs, driven by higher incentive compensation costs from a year ago, higher wages related to year-over-year wage inflationary increases, and increased sales volume.

Other increases in Distribution, selling and administrative expenses included (1) a $23 million increase in Depreciation and amortization expense, due to recent capital expenditures for fleet replacement and investments in technology; (2) $9 million increase in amortization of intangible assets resulting from USF’s 2012 business acquisitions; (3) a $23 million increase in self-insurance costs due to less favorable business insurance experience in 2013; and (4) a $9 million increase in bad debt costs. These increases were offset by productivity improvements from US Foods’ selling and distribution activities initiatives, and business transformation costs that were $14 million lower in 2013 than in the prior year. Pension expense decreased $15 million in 2013 from a year ago, primarily due to a 2012 settlement charge resulting from lump-sum payments to retirees and former employees participating in several US Foods-sponsored pension plans.

Restructuring and Tangible Asset Impairment Charges

During 2013, USF recognized Restructuring and tangible asset impairment charges of $8 million. USF closed three distribution facilities that ceased operating in 2014. That resulted in $4 million of severance and related costs. Certain Assets held for sale in 2013 were adjusted down to their estimated fair value, less costs to sell. That resulted in tangible asset impairment charges of $2 million. USF also incurred $2 million of other severance costs, including $1 million for a multiemployer pension withdrawal liability.

During 2012, USF recognized Restructuring and tangible asset impairment charges of $9 million. USF closed four facilities, including three distribution centers and one administrative support office. The closed facilities were consolidated into other US Foods operations. These actions resulted in $5 million of tangible asset impairment charges and minimal severance and related costs. In 2012, USF recognized $3 million of net severance and related costs for initiatives to optimize and transform its business processes and systems. Also, certain Assets held for sale were adjusted to their estimated fair value, less costs to sell. This created tangible asset impairment charges of $2 million. Additionally, USF reversed $2 million of liabilities for unused leased facilities.

Operating Income

Operating income decreased $13 million or 3.9% to $321 million in 2013, compared to $334 million in 2012. Operating income as a percentage of net sales decreased 0.1% to 1.4% in 2013 from 1.5% in 2012. The operating income changes were primarily due to the factors discussed above.

Interest Expense

Interest expense decreased $6 million to $306 million in 2013 from $312 million in 2012. Lower overall borrowing costs as a result of the US Foods’ debt refinancing transactions were partially offset by an increase in average borrowings.

Loss on Extinguishment of Debt

During 2013 and 2012, USF entered into a series of debt refinancing transactions to extend debt maturities or lower borrowing costs. The 2013 Loss on extinguishment of debt was $42 million. It consisted of a $20 million premium related to the early redemption of US Foods’ 11.25% Senior Subordinated Notes, a write-off of $13 million of unamortized debt issuance costs related to the old debt facilities, and $9 million of lender fees and third party costs related to these transactions.

The 2012 Loss on extinguishment of debt was $31 million. This included $12 million of lender fees and third party costs related to the transactions, a write off of $10 million of unamortized debt issuance costs related to the old debt facilities, and a $9 million premium from the early redemption of US Foods’ Senior Subordinated Notes. For a detailed description of USF’s debt refinancing transactions, see Note 11—Debt in the Notes to USF’s Audited Consolidated Financial Statements.

Income Taxes

The effective tax rate of 109% for 2013 was primarily affected by a $32 million increase in the valuation allowance related to intangible assets, and a $5 million decrease in deferred tax assets for stock awards settled.

The effective tax rate of 487% for 2012 was primarily affected by a $44 million increase in the valuation allowance related to intangible assets. See Note 19—Income Taxes in the Notes to USF’s Audited Consolidated Financial Statements for a reconciliation of USF’s effective tax rates to the statutory rate.

Net Loss

Net loss increased $6 million to $57 million in 2013, as compared to net loss of $51 million in 2012. The 2013 increase in net loss was primarily due to the factors discussed above.

Fiscal Years Ended December 29, 2012 and December 31, 2011

Highlights

Net sales increased $1,320 million, or 6.5%, in 2012 compared to 2011. Gross profit, as a percentage of net sales, decreased to 17.0% in 2012 from 17.2% in 2011. Operating expenses, as a percentage of net sales, decreased to 15.5% in 2012 in contrast to 16.1% in 2011. Operating income, as a percentage of net sales, increased to 1.5% in 2012 as compared to 1.2% in 2011. Net interest expense grew $5 million to $312 million in 2012 from $307 million in 2011. In 2012, US Foods entered into a series of debt refinancing transactions resulting in a $31 million aggregate loss on extinguishment of debt. In May 2011, US Foods redeemed all of its 10.25% Senior Notes due June 30, 2015 (“Old Senior Notes”), with an aggregate principal of $1 billion, and recorded a loss on extinguishment of debt of $76 million. Net loss was $51 million in 2012, an improvement on the net loss of $102 million in 2011.

Net Sales

Net sales increased $1,320 million, or 6.5%, to $21,665 million in 2012, as compared to $20,345 million in 2011. This reflected higher sales to independent restaurants and national chain customers. Case volume increased 3.9%, or $800 million, over the prior year. Approximately $500 million of the net sales increase came from higher product cost, as a significant portion of USF’s business is based on percentage markups over actual cost.

Gross Profit

Gross profit increased $188 million, or 5.4%, to $3,693 million in 2012, versus $3,505 million in 2011. Gross profit, as a percentage of net sales, decreased to 17.0% in 2012 from 17.2% in 2011. The improvement in gross profit was primarily a result of higher case volume and a favorable year-over-year LIFO inventory adjustment, partially offset by commodity pricing pressures.

Distribution, Selling and Administrative Costs

Distribution, selling and administrative costs increased $156 million, or 4.9%, to $3,350 million in 2012, compared to $3,194 million in 2011. These costs as a percentage of net sales decreased by 0.2% to 15.5% for 2012 from 15.7% for 2011. The 2012 rise in Distribution, selling and administrative costs reflected a $79 million increase in payroll and related costs, due to higher wages related to year-over-year wage inflationary increases and greater sales volume, partially offset by a decrease in variable compensation. Diesel fuel costs grew $25 million as a result of higher fuel costs and increased fuel usage.

Other increases in Distribution, selling and administrative costs included (1) a $30 million rise in costs incurred to functionalize and optimize USF’s business processes and systems, (2) a $23 million increase in pension expense (primarily related to a settlement charge resulting from lump-sum payments to former employees participating in several US Foods-sponsored pension plans), and (3) a $9 million increase in depreciation expense (primarily due to recent capital expenditures for fleet replacement). The 2012 increases in this item were partially offset by an $8 million decrease in self-insurance costs from a favorable business insurance claims experience, and a $6 million decrease in bad debt expense.

Restructuring and Tangible Asset Impairment Charges

During 2012, USF recognized Restructuring and tangible asset impairment charges of $9 million. Four facilities were closed, including three distribution centers and an administrative support office. These facilities were consolidated into other US Foods operations. Closing the facilities led to $5 million of tangible asset impairment charges and minimal severance and related costs. During 2012, USF recognized $3 million of net severance and related costs for initiatives to optimize and transform its business processes and systems. In addition, certain Assets held for sale were adjusted down to their estimated fair value less costs to sell. That resulted in tangible asset impairment charges of $2 million. USF also reversed $2 million of liabilities for unused leased facilities.

During 2011, USF closed four distribution facilities and recognized Restructuring and tangible asset impairment charges of $72 million. Three facilities stopped operating in 2011 and the other closed in 2012. One facility was closed because a new one was built, and the operations of the remaining three closed facilities were consolidated into other US Foods locations. Closing the four distribution facilities resulted in $45 million of severance and related costs, including a $40 million multiemployer pension withdrawal charge, and $7 million of tangible asset impairment charges. USF also recognized $17 million of severance and related costs. This was largely the result of the reorganization and centralization of various functional areas—including finance, human resources, replenishment and category management—plus $1 million of facility closing costs. Additionally, certain other Assets held for sale were adjusted to equal their estimated fair value less costs to sell, bringing tangible asset impairment charges of $2 million.

Operating Income

Operating income rose $95 million or 39.7% to $334 million in 2012, compared to $239 million in 2011. Operating income as a percentage of net sales increased 0.3% to 1.5% in 2012 versus 1.2% for 2011. The operating income changes were primarily due to the factors discussed above.

Interest Expense

Interest expense increased $5 million to $312 million in 2012 from $307 million in 2011. That was primarily due to nominal increases in the average interest rate and average borrowings outstanding under USF’s debt facilities.

Loss on Extinguishment of Debt

During 2012 and 2011, US Foods entered into a series of debt refinancing transactions to extend debt maturities or lower borrowing costs. The 2012 Loss on extinguishment of debt was $31 million. It consisted of $12 million of lender fees and third party costs related to the transactions, a write-off of $10 million of unamortized debt issuance costs related to the old debt facilities, and $9 million premium related to the early redemption of US Foods’ Senior Subordinated Notes.

The 2011 Loss on extinguishment of debt was $76 million. This included a $64 million premium and a write-off of $12 million of unamortized debt issuance costs related to the early redemption of US Foods’ 10.25% Senior Notes due June 30, 2015. For a detailed description of US Foods’ debt refinancing transactions, see Note 11—Debt in the Notes to USF’s Audited Consolidated Financial Statements.

Income Taxes

The effective tax rate of 487% for 2012 was primarily affected by a $44 million increase in the valuation allowance related to intangible assets. The effective tax rate of 29% for 2011 was primarily affected by an $11 million increase in the valuation allowance related to intangible assets. See Note 19—Income Taxes in the Notes to USF’s Audited Consolidated Financial Statements for a discussion of the change in Income tax (provision) benefit and the overall effective tax rate on the Loss before income taxes.

Net Loss

Net loss decreased $51 million to $51 million in 2012 from a net loss of $102 million in 2011. The 2012 decrease in net loss was primarily due to the factors discussed above.

Liquidity and Capital Resources

USF’s operations and strategic objectives require continuing capital investment. Company resources include cash provided by operations, as well as access to capital from bank borrowings, various types of debt, and other financing arrangements. However, in connection with the merger agreement, USF has agreed to several debt- related terms. These include USF’s agreement (1) not to incur indebtedness in excess of $20 million other than to fund working capital expenses in the ordinary course of business and certain other agreed-upon expenditures, and (2) not to make any capital expenditures or commitments—or enter into fleet capital leases in excess of $100 million—other than in the ordinary course of business consistent with past practice.

The merger agreement provides for restrictive covenants that limit USF’s ability to take certain actions. These include raising capital and conducting other financing activities. However, USF does not believe these restrictions will prevent it from meeting its debt service obligations, ongoing costs of operations, working capital needs, and capital expenditure requirements for the next 12 months.

Indebtedness

USF’s operating subsidiary, US Foods, is highly leveraged, with significant scheduled debt maturities during the next five years. A substantial portion of USF’s liquidity needs arise from debt service requirements, and from the ongoing costs of operations, working capital and capital expenditures.

As of March 29, 2014, US Foods had $4,800 million in aggregate indebtedness outstanding. US Foods had commitments for additional borrowings under the asset-based senior secured revolving loan ABL Facility (the “ABL Facility”) and the 2012 ABS Facility (the “2012 ABS Facility”) of $895 million (of which approximately $842 million was available based on the borrowing base), all of which were secured.

USF’s primary financing sources for working capital and capital expenditures are the ABL Facility and the 2012 ABS Facility.

The ABL Facility provides for loans of up to $1,100 million, with its capacity limited by borrowing base calculations. As of March 29, 2014, US Foods had $30 million of outstanding borrowings and had issued Letters of Credit totaling $289 million under the ABL Facility. There was available capacity on the ABL Facility of $781 million at March 29, 2014, based on the borrowing base calculation.

Under the 2012 ABS Facility, US Foods and certain subsidiaries sell, on a revolving basis, their eligible receivables to a 100% owned, special purpose, bankruptcy remote subsidiary of US Foods. This subsidiary, in turn, grants to the administrative agent for the benefit of the lenders a continuing security interest in all of its rights, title and interest in the eligible receivables (as defined by the 2012 ABS Facility). The maximum capacity under the 2012 ABS Facility is $800 million, with its capacity limited by borrowing base calculations. Borrowings under the 2012 ABS Facility were $686 million at March 29, 2014. US Foods, at its option, can request additional 2012 ABS Facility borrowings up to the maximum commitment, provided sufficient eligible receivables are available as collateral. There was available capacity on the 2012 ABS Facility of $61 million at March 29, 2014, based on the borrowing base calculation.

US Foods has $1,350 million of 8.5% unsecured Senior Notes (“Senior Notes”) due June 30, 2019 outstanding as of March 29, 2014. On December 19, 2013, the indenture for the Senior Notes (the “Senior Note Indenture”) was amended so that the merger will not constitute a “Change of Control.” This was authorized through the consent of the holders of the Senior Notes. In the event of a “Change of Control,” the holders of the

Senior Notes would have the right to require US Foods to repurchase all or any part of their notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. If the merger is terminated under the terms of the merger agreement, or is not completed by September 8, 2015, the Senior Note Indenture will revert to its original terms. Holders of the Senior Notes received fees of $3.4 million as consideration for agreeing to the amendment. Under the merger agreement, Sysco funded the payment of the consent fees to the holders in December 2013. Additionally, Sysco agreed to pay the related transaction costs and fees.

Due to the debt refinancing transactions completed in 2013 and 2012, $3.4 billion of US Foods’ debt facilities will not mature until 2019. The remaining $1.4 billion of debt facilities mature at various dates, including $700 million in 2015 and $500 million in 2017. As economic conditions permit, USF will consider further opportunities to repurchase, refinance or otherwise reduce its debt obligations on favorable terms. Any further potential debt reduction or refinancing could require significant use of liquidity and capital resources. For a detailed description of US Foods indebtedness, see Note 9—Debt in the Notes to USF’s Unaudited Consolidated Financial Statements.

USF believes that the combination of cash generated from operations—together with availability under the debt agreements and other financing arrangements—will be adequate to permit it to meet its debt service obligations, ongoing costs of operations, working capital needs, and capital expenditure requirements for the next 12 months. USF’s future financial and operating performance, ability to service or refinance its debt, and ability to comply with covenants and restrictions contained in its debt agreements will be subject to (1) future economic conditions, (2) the financial health of its customers and suppliers, and (3) financial, business and other factors, many of which are beyond USF’s control.

Every quarter, USF performs a review of all of its lenders that have a continuing obligation to provide funding to it by reviewing rating agency changes. USF is not aware of any facts that indicate its lender banks will not be able to comply with the contractual terms of their agreements with USF. USF continues to monitor the credit markets generally and the strength of its lender counterparties.

USF, its Sponsors or affiliates may, from time-to-time, repurchase or otherwise retire USF’s debt and take other steps to reduce USF’s debt or otherwise improve USF’s balance sheet. These actions may include open market repurchases, negotiated repurchases, and other retirements of outstanding debt. The amount of debt that may be repurchased or otherwise retired, if any, will depend on market conditions, trading levels of USF’s debt, USF’s cash position, and other considerations. USF’s Sponsors or their affiliates may also purchase USF’s debt from time-to-time, through open market purchases or other transactions. In these cases, USF’s debt is not retired, and USF would continue to pay interest in accordance with the terms of the debt.

USF’s credit facilities, loan agreements and indentures contain customary covenants. These include, among other things, covenants that restrict USF’s ability to incur certain additional indebtedness, create or permit liens on assets, pay dividends, or engage in mergers or consolidations. Certain debt agreements also contain various and customary events of default with respect to the loans. Those include, without limitation, the failure to pay interest or principal when this is due under the agreements, cross default provisions, the failure of representations and warranties contained in the agreements to be true, and certain insolvency events. If a default event occurs and continues, the principal amounts outstanding—plus unpaid interest and other amounts owed—may be declared immediately due and payable to the lenders. If this happened, USF would be forced to seek new financing that may not be as favorable as its current facilities. USF’s ability to refinance indebtedness on favorable terms, or at all, is directly affected by the current economic and financial conditions. In addition, USF’s ability to incur secured indebtedness (which may enable it to achieve more favorable terms than the incurrence of unsecured indebtedness) depends in part on the value of its assets. In turn, that depends, on the strength of its cash flows, results of operations, economic and market conditions and other factors. As of March 29, 2014, USF was in compliance with all of its debt agreements.

Cash Flows

This table presents condensed highlights from the cash flow statements for the periods presented:

	13-Weeks Ended		Fiscal Year
	March 29, 2014	March 30, 2013	December 28, 2013	December 29, 2012	December 31, 2011
	(Unaudited)
	(in millions)		(in millions)
Net loss	$(65)	$(95)	$(57)	$(51)	$(102)
Changes in operating assets and liabilities, net of acquisitions of businesses	(23)	(61)	(123)	(101)	84
Other adjustments	119	146	502	468	437

Net cash provided by operating activities	31	(10)	322	316	419
Net cash used in investing activities	(40)	(51)	(187)	(380)	(338)
Net cash (used in) provided by financing activities	1	(32)	(197)	103	(301)

Net (decrease) increase in cash and cash equivalents	(8)	(93)	(62)	39	(220)
Cash and cash equivalents, beginning of period	180	242	242	203	423

Cash and cash equivalents, end of period	$172	$149	$180	$242	$203

Operating Activities

Cash flows provided by operating activities were $31 million for the 13 weeks ended March 29, 2014 compared with cash flows used in operating activities of $10 million for the 13 weeks ended March 30, 2013.

Cash flows provided by operating activities in 2014 and cash flows used in operating activities in 2013 were unfavorably affected by changes in operating assets and liabilities—including increases in Accounts receivable and a decrease in Accrued expenses and other liabilities—partially offset by an increase in Accounts payable.

Cash flows used in operating activities increased $41 million in 2014 from 2013. Higher Accounts payable was partially offset by an increase in Accounts receivable and lower Accrued expenses and other liabilities.

Cash flows provided by operating activities were $322 million in 2013, compared to $316 million in 2012 and $419 million in 2011.

Cash flows provided by operating activities in 2013 were unfavorably affected by changes in operating assets and liabilities. This included higher Inventories and Accounts receivable and lower Accounts payable. Cash flows provided by operating activities in 2012 were unfavorably affected by changes in operating assets and liabilities, including increases in Inventories and Accounts receivable and a decrease in Accrued expenses and other current liabilities, partially offset by an increase in Accounts payable and improved operating results. Cash flows provided by operating activities in 2011 were favorably affected by changes in operating assets and liabilities, including increases in Accounts payable and Accrued expenses and other current liabilities, and a decrease in Inventories, primarily offset by higher Accounts receivable.

Cash flows provided by operating activities increased $6 million in 2013 from 2012. Decreases in Accounts receivable and Inventories, and an increase in Accrued expenses and other current liabilities, were partially offset by lower Accounts payable and lower Operating income. The $103 million decrease in Cash flows provided by operating activities in 2012 versus 2011, was primarily due to an increase in Inventories of $239 million, partially offset by a $60 million decrease in Accounts receivable and improved operating results. The 2012 inventory increase was primarily attributable to higher inventory levels carried to support improved sales and better serve USF’s customers.

Investing Activities

Cash flows used in investing activities for the 13 weeks ended March 29, 2014 included purchases of property and equipment of $41 million, and proceeds from sales of property and equipment of $1 million. Last year’s first quarter included purchases of property and equipment of $55 million, and proceeds from sales of property and equipment of $3 million.

Capital expenditures in 2014 and 2013 included fleet replacement and investments in information technology to improve USF’s business, as well as new construction and/or expansion of distribution facilities. Additionally, USF entered into $47 million and $50 million of capital lease obligations for fleet replacement during the first quarter of 2014 and 2013, respectively.

USF expects cash capital expenditures in 2014 to be approximately $190 million. The expenditures will focus on information technology, warehouse equipment and facility construction and/or expansion. USF expects to also enter into approximately $75 million of fleet capital leases in 2014. USF expects to fund its 2014 capital expenditures with available cash balances or cash generated from operations.

Cash flows used in investing activities in 2013 included purchases of property and equipment of $191 million, and proceeds from sales of property and equipment of $15 million. Cash flows used in investing activities for 2012 included purchases of property plant and equipment of $293 million, and proceeds from sales of property and equipment of $20 million. Cash flows used in investing activities during 2011 included property plant and equipment purchases of $304 million, and proceeds from property and equipment sales of $7 million.

Capital expenditures in 2013, 2012 and 2011 included fleet replacement and investments in information technology to improve our business, as well as new construction and/or expansion of distribution facilities. Additionally, USF entered into $94 million of capital lease obligations for fleet replacement during 2013.

Cash flows used in investing activities during 2013 included the acquisition of one foodservice distributor for $14 million in cash, plus a contingent consideration of $2 million. USF also had a purchase price adjustment of $2 million in 2013 related to two 2012 acquisitions.

In 2012, cash flows used in investing activities included business acquisitions of five foodservice distributors for $106 million in cash, plus a contingent consideration of $6 million. In 2011, cash flows used in investing activities included business acquisitions of $41 million. These acquisitions have been or are being integrated into USF’s foodservice distribution network.

Financing Activities

Cash flows provided by financing activities of $1 million during the first quarter of 2014 resulted from $10 million of net borrowings on USF’s ABL facility, primarily offset by scheduled payments on other debt facilities.

For the same time in 2013, cash flows used in financing activities of $32 million primarily resulted from net payments on debt facilities, and costs and fees paid related to USF’s January 2013 debt refinancing transaction. USF used proceeds of $388 million from Senior Note issuances largely to redeem $355 million in principal of USF’s Senior Subordinated Notes, plus an early redemption premium of $20 million. USF incurred total cash costs of $6 million in connection with the 2013 debt refinancing transaction. Additionally, USF made net payments on its ABL Facility of $25 million, as well as $13 million of scheduled payments on other debt facilities. In 2013, USF paid $1 million to repurchase USF common shares from employees who left USF. The shares were acquired through a management stockholder’s agreement associated with USF’s stock incentive plan.

Cash flows used in financing activities of $197 million in 2013 primarily resulted from net payments on debt facilities, and costs and fees paid related to our 2013 debt refinancing transactions.

In June 2013, USF refinanced its term loan facilities into a new $2,100 million term facility. Lenders exchanged $1,634 million in principal under USF’s previous term loan facilities for a like amount of principal in the new facility. USF received proceeds of $466 million from continuing and new lenders purchasing additional principal in the new term loan facility. The cash proceeds were used to pay down $457 million in principal of the previous term loan facilities. In January 2013, USF used proceeds of $388 million from Senior Note issuances primarily to redeem $355 million in principal of its Senior Subordinated Notes, plus an early redemption premium of $20 million. USF incurred total cash costs of $29 million in connection with the 2013 debt refinancing transactions, including costs to register its Senior Notes. Additionally, USF made net payments on the ABL Facility of $150 million as well as $27 million of scheduled payments on other debt facilities. In 2013, USF paid $6 million of contingent consideration related to 2012 business acquisitions. In 2013, USF paid $8 million to repurchase shares of common stock of USF from employees who left USF. The shares were acquired under a management stockholder’s agreement associated with the stock incentive plan.

Retirement Plans

USF maintains several qualified retirement plans (the “Retirement Plans”) that pay benefits to certain employees at retirement, using formulas based on a participant’s years of service and compensation. USF contributed $10 million and $9 million to the Retirement Plans during the 13 weeks ended March 29, 2014 and March 30, 2013, respectively. US Foods expects to make $49 million total contributions, including the payments described above, to the Retirement Plans in 2014.

USF also contributes to various multiemployer benefit plans under collective bargaining agreements. USF contributed $8 million and $7 million during the 13 weeks ended March 29, 2014 and March 30, 2013, respectively. At March 29, 2014, USF had $58 million of multiemployer pension withdrawal liabilities relating to closed facilities, payable in monthly installments through 2031, at effective interest rates ranging from 5.9% to 6.7%. As discussed in Note 15—Commitments and Contingencies in the Notes to USF’s Unaudited Consolidated Financial Statements, US Foods was assessed an additional $17 million multiemployer pension withdrawal liability for a facility closed in 2008. USF believes they have meritorious defenses against this assessment and intend to vigorously defend itself against the claim. At this time, USF does not believe that paying this obligation is probable and, accordingly, has recorded no related liability.

Retention and Transaction Bonuses

As part of the merger agreement, USF was given rights to offer retention and transaction bonuses to certain current employees that are integral to the successful completion of the transaction. USF was approved to offer a maximum of $31.5 million and $10 million of retention bonuses and transaction bonuses, respectively. The retention and transaction bonus payments are subject to consummation of the merger and are payable on or after the transaction date. As of March 29, 2014, USF has not and is not required to record a liability for these bonuses until the merger is consummated.

Off-Balance Sheet Arrangements

USF entered into letters of credit of $90 million in favor of certain lessors securing its obligations with respect to certain leases or in favor of Ahold, securing Ahold’s contingent exposure under guarantees of USF’s obligations with respect to those leases. Additionally, USF entered into letters of credit of $184 million in favor of certain commercial insurers securing its obligations with respect to its self-insurance programs, and letters of credit of $15 million for other obligations.

Except as disclosed above, USF has no off-balance sheet arrangements that currently have or are reasonably likely to have a material effect on its consolidated financial condition, changes in financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

USF has prepared the financial information in this report in accordance with GAAP. Preparing these consolidated financial statements requires USF to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. USF bases its estimates and judgments on historical experience and other factors USF believes are reasonable under the circumstances. These assumptions form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The most critical accounting policies and estimates pertain to the valuation of goodwill and other intangible assets, property and equipment, vendor consideration, self-insurance programs, and income taxes.

Valuation of Goodwill and Other Intangible Assets

Goodwill and other intangible assets include the cost of the acquired business in excess of the fair value of the net assets recorded in Goodwill. Other intangible assets include customer relationships, the brand names comprising USF’s portfolio of exclusive brands, and trademarks. As required, USF assesses goodwill and other intangible assets with indefinite lives for impairment each year—or more frequently, if events or changes in circumstances indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, USF’s policy is to assess for impairment at the beginning of each third quarter. For other intangible assets with definite lives, USF assesses for impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. All goodwill is assigned to the consolidated Company as the reporting unit.

USF’s most recent assessment for impairment of goodwill used a discounted cash flow analysis, comparative market multiples, and comparative market transaction multiples. These were employed to determine the fair value of the reporting unit for comparison to the corresponding carrying value. If the carrying value of the reporting unit exceeds its fair value, USF must then perform a comparison of the implied fair value of goodwill with its carrying value. If the carrying value of the goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess. Based upon the most recent annual impairment analysis performed in 2013, USF believes the fair value of USF’s reporting unit substantially exceeded its carrying value.

USF’s fair value estimates of the brand name and trademark indefinite-lived intangible assets are based on a discounted cash flow analysis. Due to the many variables inherent in estimating fair value and the relative size of the recorded indefinite-lived intangible assets, differences in assumptions may have a material effect on the results of USF’s impairment analysis.

Property and Equipment

Property and equipment held and used by USF are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. For purposes of evaluating the recoverability of property and equipment, USF compares the carrying value of the asset or asset group to the estimated, undiscounted future cash flows expected to be generated by the long-lived asset or asset group. If the future cash flows do not exceed the carrying value, the carrying value is compared to the fair value of the asset. If the carrying value exceeds the fair value, an impairment charge is recorded for the excess. USF also assesses the recoverability of its closed facilities actively marketed for sale. If a facility’s carrying value exceeds its fair value, less an estimated cost to sell, an impairment charge is recorded for the excess. Assets held for sale are not depreciated. Impairments are recorded as a component of restructuring and tangible asset impairment charges in the Consolidated Statements of Comprehensive Income (Loss) and a reduction of the assets’ carrying value in the Consolidated Balance Sheets.

Vendor Consideration

USF participates in various rebate and promotional incentives with its suppliers, primarily through purchase-based programs. Consideration earned under these incentives is recorded as a reduction of inventory cost as USF’s obligations under the programs are fulfilled, primarily by the purchase of product. Consideration is typically received in the form of invoice deductions or less often in the form of cash payments. Changes in the estimated amount of incentives earned are treated as changes in estimates and are recognized in the period of change.

Self-Insurance Programs

USF accrues estimated liability amounts for claims covering general liability, fleet liability, workers’ compensation and group medical insurance programs. The amounts in excess of certain levels are fully insured. USF accrues its estimated liability for the self-insured medical insurance program. This includes an estimate for claims that are incurred but not reported, based on known claims and past claims history. USF accrues an estimated liability for the general liability, fleet liability and workers’ compensation programs, that is based on an assessment of exposure related to claims that are known and incurred but not reported, as applicable. The inherent uncertainty of future loss projections could cause actual claims to differ from USF’s estimates.

Income Taxes

USF accounts for income taxes under the asset and liability method. This requires USF to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities. USF uses enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. USF records net deferred tax assets to the extent it believes these assets will more likely than not be realized.

An uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Uncertain tax positions are recorded at the largest amount that is more likely than not to be sustained. USF adjusts the amounts recorded for uncertain tax positions when USF’s judgment changes as a result of the evaluation of new information not previously available. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-8, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update changes the criteria for reporting discontinued operations and modifies related disclosure requirements. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The update states that a strategic shift could include a disposal of (i) a major geographical area of operations, (ii) a major line of business, or (iii) a major equity method investment. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends, with early adoption permitted. USF’s adoption of this guidance in the first quarter of 2014 had no impact on its financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exist. This update requires an entity to present an unrecognized tax benefit—or a portion of an unrecognized tax benefit—in the financial statements as a reduction to a deferred tax asset for a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward except when (1) an NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position; and (2) the entity does not intend to use the deferred tax asset for this purpose (provided that the tax law permits a choice). If either of these conditions exists, an entity should present an unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. Additional recurring disclosures are not required, because this ASU does not affect the recognition, measurement or tabular disclosure of uncertain tax positions. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013. USF’s adoption of this guidance in the first quarter of 2014 had no impact on USF’s financial position, results of operation or cash flows.

Forward-Looking Statements

Some information in this MD&A section includes “forward-looking statements.” These statements are made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include information concerning USF’s liquidity and its possible or assumed future results of operations, including descriptions of its business strategies. These statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. The statements are based on assumptions that USF has made, based on its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments, and other factors USF thinks are appropriate. USF believes these judgments are reasonable. However, you should understand that these statements are not guarantees of performance or results. USF’s actual results could differ materially from those expressed in the forward-looking statements. This is due to a variety of important factors—both positive and negative—including, without limitation, the risks and uncertainties which may cause USF’s financial performance, business or operations to vary, or they may materially or adversely affect USF’s financial performance, business or operations.

Here are some important factors, among others, that could affect USF’s actual results:

•	USF’s ability to remain profitable during times of cost inflation, commodity volatility, and other factors;

•	Industry competition and USF’s ability to successfully compete;

•	USF’s reliance on third-party suppliers, including the impact of any interruption of supplies or increases in product costs;

•	Shortages of fuel and increases or volatility in fuel costs;

•	Any declines in the consumption of food prepared away from home, including as a result of changes in the economy or other factors affecting consumer confidence;

•	Costs and risks associated with labor relations and the availability of qualified labor;

•	Any change in USF’s relationships with GPOs;

•	USF’s ability to increase sales to independent customers;

•	Changes in industry pricing practices;

•	Changes in competitors’ cost structures;

•

Costs and risks associated with government laws and regulations, including environmental, health, safety, food safety, transportation, labor and employment, laws and regulations, and changes in existing laws or regulations;

•	Technology disruptions and USF’s ability to implement new technologies;

•	Liability claims related to products USF distributes;

•	USF’s ability to maintain a good reputation;

•	Costs and risks associated with litigation;

•	USF’s ability to manage future expenses and liabilities associated with its retirement benefits;

•	USF’s ability to successfully integrate future acquisitions;

•	USF’s ability to achieve the benefits that it expects from its cost savings programs;

•	Risks related to USF’s indebtedness, including its substantial amount of debt, its ability to incur substantially more debt, and increases in interest rates;

•	USF’s ability to consummate the merger; and

•	Other factors discussed in this report.

In light of these risks, uncertainties and assumptions, the forward-looking statements in this MD&A section might not prove to be accurate, and you should not place undue reliance upon them. All forward-looking statements attributable to USF—or people acting on its behalf—are expressly qualified in their entirety by the cautionary statements above. All of these statements speak only as of the date made, and neither USF nor Sysco undertakes any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

APPRAISAL RIGHTS

Under the DGCL, as more fully described below, if you do not wish to accept the merger consideration provided for in the merger agreement and the merger is consummated, you have the right to seek appraisal of your shares of USF common stock and to receive payment in cash for the fair value of your USF common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be fair value. The “fair value” of your shares of USF common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the per share merger consideration that you are otherwise entitled to receive under the terms of the merger agreement. These rights are known as appraisal rights. USF stockholders who elect to exercise appraisal rights must not vote in favor of or consent in writing to the proposal to adopt and approve the merger agreement and the merger and must comply with the provisions of Section 262 of the DGCL, which we refer to as Section 262, to perfect their rights. Strict compliance with the statutory procedures in Section 262 is required. A holder of USF common stock who wishes to exercise appraisal rights, or preserve the ability to do so, must not sign and deliver a written consent approving the merger, or sign and deliver a consent without indicating a decision on the proposal. Any written consent returned without indicating a decision on the proposal will be counted as approving the proposal.

This section is intended as a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements, and it is qualified in its entirety by reference to Section 262, the full text of which appears in Annex C to this consent solicitation statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Section 262 requires that, where a merger agreement is adopted by written consent of stockholders in lieu of a meeting, certain stockholders must be given notice that appraisal rights are available. A copy of Section 262 must be included with such notice. The notice must be provided after the merger is approved and no later than 10 days after the effective date of the merger. Only those USF stockholders who did not submit a consent in favor of the proposal to adopt the merger agreement and who have otherwise complied with Section 262 are entitled to receive such notice. The notice may be given by USF, if sent prior to effectiveness of the merger, or the surviving corporation in the merger, if given after effectiveness. If given on or after the effective date, the notice must also specify the effective date of the merger; otherwise, a supplementary notice will provide this information.

Following USF’s receipt of sufficient written consents to approve the merger, we will send all non-consenting USF stockholders who satisfy the other statutory conditions the notice regarding the receipt of such written consents. A USF stockholder wishing to exercise his, her or its appraisal rights will need to take action at that time, in response to that notice, but this description is being provided to all USF stockholders now so they can determine whether they wish to preserve their ability to demand appraisal rights in the future in response to that notice.

In order to preserve your right to receive notice and demand appraisal rights, you must not deliver a written consent in favor of the adoption and approval of the merger agreement and the merger, or deliver a consent without indicating a decision on the proposal. Consents that are signed and delivered without indicating a decision on the proposal will be counted as approving the proposal, which will also eliminate any appraisal rights. As described below, you must also continue to hold your shares through the effective time of the merger.

If you elect to demand appraisal of your shares of USF common stock, you must deliver to USF or to the surviving corporation in the merger, as applicable, at the specific address which will be included in the notice, a written demand for appraisal of your shares of USF common stock within 20 days after the date of the mailing of the notice. Do not submit a demand before the date of the notice, because under Delaware case law, a demand that is made before the notice is mailed may not be effective to perfect your appraisal rights.

A holder of shares of USF common stock wishing to exercise appraisal rights must hold of record the shares of USF common stock on the date the written demand for appraisal is made and must continue to hold the shares of USF common stock of record through the effective time of the merger, because appraisal rights will be lost if the shares of USF common stock are transferred prior to the effective time. If you are not the stockholder of record, you will need to follow special procedures as discussed further below.

If you and/or the record holder of your shares fail to comply with all of the conditions required by Section 262 to perfect your rights, and the merger is completed, you (assuming that you hold your shares through the effective date) will be entitled to receive payment for your shares of USF common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of USF common stock.

In order to satisfy the statute, a demand for appraisal in respect of shares of capital stock must reasonably inform USF or the surviving corporation, as applicable, of the identity of the stockholder of record and the stockholder’s intent to seek appraisal rights. The demand should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s name and mailing address and the number of shares registered in the holder’s name and must state that the person intends thereby to demand appraisal of the holder’s shares in connection with the merger. The demand cannot be made by the beneficial owner if he or she does not also hold the shares of USF common stock of record. The beneficial holder must, in such cases, have the registered owner, such as a bank, broker or other nominee, submit the required demand in respect of those shares of Common Stock. If you hold your shares of USF common stock through a bank, brokerage firm or other nominee and you wish to exercise appraisal rights, you should consult with your bank, broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If shares of USF common stock are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as a trustee, guardian or custodian) or other nominee, a demand for appraisal must be executed by or for such record holder. If the shares of USF common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record holder or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record holder. If a stockholder holds shares of USF common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co. (the nominee for The Depository Trust Company), a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as a record holder. A record holder, such as a broker, who holds shares of USF common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of USF common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of USF common stock as to which appraisal is sought. Where no number of shares of USF common stock is expressly mentioned, the demand will be presumed to cover all shares of USF common stock held in the name of the record holder.

At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the merger consideration for that stockholder’s shares of USF common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time will require written approval of the surviving corporation. Unless the demand is properly withdrawn by the stockholder within 60 days after the effective date of the merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration offered pursuant to the merger agreement.

Within 120 days after the effective time of the merger, but not thereafter, either the surviving corporation or any stockholder who has complied with the requirements of Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of USF common stock held by all stockholders entitled to appraisal. Upon the filing of such a petition by a stockholder, service of a copy of such petition shall be made upon the surviving corporation. Sysco has no present intent to cause US Foods to file such a petition and has no obligation to cause such a petition to be filed, and holders should not assume that the surviving corporation will file a petition. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previous written demand for appraisal. In addition, within 120 days after the effective time of the merger, any stockholder who has properly filed a written demand for appraisal and who did not submit a consent in favor of the proposal to adopt the merger agreement, upon written request, will be entitled to receive from the surviving corporation, a statement setting forth the aggregate number of shares of USF common stock not voted in favor of the proposal to adopt the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by the surviving corporation. A person who is the beneficial owner of shares of USF common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the surviving corporation such statement.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares of USF common stock and with whom agreements as to the value of their shares of USF common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided by Section 262. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of USF common stock and who hold stock represented by certificates to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of USF common stock, the Delaware Court of Chancery will appraise the shares of USF common stock, determining their fair value as of the effective time after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the value is determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of USF common stock. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time and the date of payment of the judgment.

No representation is made as to the outcome of the appraisal of fair value as determined by the Court and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Moreover, we do not anticipate offering more than the merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of USF common stock is less than the merger consideration.

In determining “fair value,” the Delaware Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Each stockholder seeking appraisal is responsible for his or her attorneys’ and expert witness expenses, although, upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of USF common stock entitled to appraisal. Any stockholder who duly demanded appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote shares of USF common stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of USF common stock, other than with respect to payment as of a record date prior to the effective time. However, if no petition for appraisal is filed within 120 days after the effective time, or if the stockholder otherwise fails to perfect his, her or its appraisal rights, successfully withdraws his, her or its demand for appraisal or loses his, her or its right to appraisal, then the right of that stockholder to appraisal will cease and that stockholder will be entitled to receive the per share merger consideration for his, her or its shares of USF common stock pursuant to the merger agreement.

FAILING TO FOLLOW PROPER STATUTORY PROCEDURES WILL RESULT IN LOSS OF YOUR APPRAISAL RIGHTS. In view of the complexity of Section 262 of the Delaware General Corporation Law, USF stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

On December 8, 2013, Sysco Corporation, a Delaware corporation (“Sysco”), entered into an Agreement and Plan of Merger (the “merger agreement”) with USF Holding Corp., a Delaware corporation (“USF”) and the parent of US Foods, Inc., Scorpion Corporation I, Inc., a Delaware corporation and a wholly owned subsidiary of Sysco (“Merger Sub One”), and Scorpion Company II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Sysco (“Merger Sub Two”), pursuant to which Sysco will acquire USF (the “merger”), on the terms and subject to the conditions set forth in the merger agreement. The transactions contemplated by the merger agreement have not yet been consummated.

The Unaudited Pro Forma Combined Balance Sheet combines the consolidated balance sheets of Sysco and USF, giving effect to the merger as if it had been consummated on March 29, 2014. The Unaudited Pro Forma Combined Statements of Operations for the nine months ended March 29, 2014, and for the year ended June 29, 2013, combine the historical consolidated statements of operations of Sysco and USF, giving effect to the merger as if it had been consummated on July 1, 2012, the beginning of the earliest period presented. Sysco and USF have different fiscal year ends, with the most recent annual period of Sysco ended on June 29, 2013, and the most recent annual period of USF ended on December 28, 2013. As such, amounts related to the historical operations of USF have been adjusted to align the period over which those operations occurred with the periods presented by adding the necessary quarterly results to match Sysco’s fiscal reporting periods. In addition, certain line items of the balance sheet and income statements were combined or reclassified in order to make the information comparable.

The Unaudited Pro Forma Combined Financial Statements were prepared using the acquisition method of accounting in accordance with FASB ASC Topic 805, Business Combinations, with Sysco considered as the accounting acquirer and USF as the accounting acquiree. Accordingly, consideration to be given by Sysco to complete the merger with USF will be allocated to assets and liabilities of USF based on their estimated fair values as of the completion date of the merger. As of the date of this registration statement, Sysco has not completed the detailed valuation studies necessary to arrive at the required estimates of the fair value of the USF assets to be acquired and the liabilities to be assumed and the related allocations of purchase price, nor has it identified all of the adjustments necessary to conform USF’s accounting policies to Sysco’s accounting policies. A final determination of the fair value of USF assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of USF that exist as of the date of completion of the merger and, therefore, cannot be made prior to the completion of the transaction. Additionally, the value of the consideration to be given by Sysco to complete the merger will be determined in part based on the trading price of Sysco’s common stock at the time of the completion of the merger. Accordingly, the pro forma purchase price adjustments are preliminary and are subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary pro forma purchase price adjustments have been made solely for the purpose of providing the Unaudited Pro Forma Combined Financial Statements presented below. Sysco estimated the fair value of USFs’ assets and liabilities based on discussions with USF management, preliminary valuation studies, due diligence and information presented in public filings. Until the merger is completed, both companies are limited in their ability to share information. Upon completion of the merger, final valuations will be performed. Increases or decreases in the fair value of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statements of operations. There can be no assurance that such finalization will not result in material changes. An estimated effective tax rate was used in preparation of these pro forma financial statements. The actual effective tax rate after the merger may differ from this estimate.

These Unaudited Pro Forma Combined Financial Statements have been developed from, and should be read in conjunction with, (1) the unaudited interim consolidated financial statements of Sysco contained in its Quarterly Report on Form 10-Q for the nine months ended March 29, 2014, (2) the audited consolidated financial statements of Sysco contained in its Annual Report on Form 10-K for the fiscal year ended June 29, 2013, both of which are incorporated by reference into this registration statement, (3) the unaudited interim consolidated balance sheet of USF as of March 29, 2014, and the related consolidated statements of comprehensive income (loss) and cash flows for the 13 weeks ended March 29, 2014 and March 30, 2013, which are included in this registration statement, and (4) the audited consolidated balance sheets of USF as of December 28, 2013 and December 29, 2012, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 28, 2013, which are included in this registration statement. The Unaudited Pro Forma Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Sysco would have been if the merger had occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

Sysco expects to incur significant costs associated with integrating the operations of Sysco and USF. The Unaudited Pro Forma Combined Financial Statements do not reflect the costs of any integration activities including planning costs or any benefits that may result from realization of future cost savings from operating efficiencies or revenue synergies expected to result from the merger, except to the extent that such integration costs have been incurred during the periods presented. In addition, the Unaudited Pro Forma Combined Financial Statements (excluding the balance sheet) do not include one-time costs directly attributable to the transaction or professional fees incurred by Sysco or USF pursuant to provisions contained in the merger agreement as those costs are not considered part of the purchase price. The Unaudited Pro Forma Combined Financial Statements do not include the effect of any divestitures or other requirements that may be imposed by the Federal Trade Commission.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of March 29, 2014

(in thousands)

	Historical
	Sysco	USF	Pro Forma Adjustments		Combined Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$341,090	$171,522	$(341,090	)(a)	$171,522
Accounts and notes receivable	3,510,518	1,461,176	—		4,971,694
Inventories	2,527,900	1,151,855	164,297	(b)	3,844,052
Deferred income taxes	121,033	15,596	(62,653	)(c)	73,976
Prepaid expenses and other current assets	74,827	106,848	(26,809	)(d)	154,866
Prepaid income taxes	64,107	—	—		64,107

Total current assets	6,639,475	2,906,997	(266,255)		9,280,217
Plant and equipment at cost, less depreciation	3,956,209	1,758,412	295,588	(e)	6,010,209
Other assets:
Goodwill	1,937,075	3,835,477	254,501	(f)	6,027,053
Intangibles, less amortization	181,036	716,217	1,713,783	(g)	2,611,036
Restricted cash	157,870	6,564	—		164,434
Other assets	266,599	66,173	(26,409	)(h,d)	306,363

Total other assets	2,542,580	4,624,431	1,941,875		9,108,886

Total assets	$13,138,264	$9,289,840	$1,971,208		$24,399,312

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Notes payable	$71,510	$—	$—		$71,510
Accounts payable	2,726,427	1,551,302	—		4,277,729
Accrued expenses	1,141,625	361,556	54,937	(i)	1,558,118
Current maturities of long-term debt	4,454	42,011	1,138	(j)	47,603

Total current liabilities	3,944,016	1,954,869	56,075		5,954,960
Other liabilities:
Long-term debt	2,986,163	4,775,591	278,237	(k)	8,039,991
Deferred income taxes	195,876	419,037	352,172	(c)	967,085
Other long-term liabilities	780,834	319,783	(4,483	)(l)	1,096,134

Total other liabilities	3,962,873	5,514,411	625,926		10,103,210
Temporary Equity	—	39,372	(39,372	)(m)	—
Shareholders’ equity:
Common stock	765,175	4,500	(4,500	)(m)	765,175
Paid-in capital	1,119,784	2,284,465	(1,446,828	)(m)	1,957,421
Retained earnings	8,687,098	(506,082)	461,145	(m,i)	8,642,161
Accumulated other comprehensive loss	(516,922)	(1,695)	1,695	(m,q)	(516,922)
Treasury stock at cost	(4,823,760)	—	2,317,067	(n)	(2,506,693)

Total shareholders’ equity	5,231,375	1,781,188	1,328,579		8,341,142

Total liabilities and shareholders’ equity	$13,138,264	$9,289,840	$1,971,208		$24,399,312

The accompanying notes are an integral part of the Unaudited Pro Forma Combined Financial Statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the 39 Weeks Ended March 29, 2014

(In thousands except for share and per share data)

	Historical		Pro Forma Adjustments		Combined Pro Forma
	Sysco	USF
Sales	$34,229,720	$16,690,143	$—		$50,919,863
Cost of sales	28,204,541	13,853,271	(26,668	)(b)	42,031,144

Gross profit	6,025,179	2,836,872	26,668		8,888,719
Operating expenses	4,862,579	2,622,825	55,221	(o)	7,540,625

Operating income	1,162,600	214,047	(28,553)		1,348,094
Interest expense	92,536	218,917	(8,613	)(p)	302,840
Other expense (income), net	(5,027)	—	—		(5,027)

Earnings before income taxes	1,075,091	(4,870)	(19,940)		1,050,281
Income tax expense (benefit)	397,729	38,860	(45,248	)(c)	391,341

Net earnings	$677,362	$(43,730)	$25,308		$658,940

Earnings per share:
Basic earnings per share (r)	$1.16				$0.98
Diluted earnings per share (r)	$1.15				$0.97
Weighted average shares outstanding	585,802,651		87,053,757	(n)	672,856,408
Weighted average diluted shares outstanding	589,834,321		87,053,757	(n)	676,888,078

The accompanying notes are an integral part of the Unaudited Pro Forma Combined Financial Statements.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended June 29, 2013

(In thousands except for share and per share data)

	Historical		Pro Forma Adjustments		Combined Pro Forma
	Sysco	USF
Sales	$44,411,233	$22,005,874	$—		$66,417,107
Cost of sales	36,543,642	18,251,786	(16,612	)(b)	54,778,816

Gross profit	7,867,591	3,754,088	16,612		11,638,291
Operating expenses	6,209,113	3,455,439	87,484	(o)	9,752,036

Operating income	1,658,478	298,649	(70,872)		1,886,255
Interest expense	128,495	325,723	(27,073	)(p)	427,145
Other expense (income)	(17,472)	63,619	—		46,147

Earnings before income taxes	1,547,455	(90,693)	(43,799)		1,412,963
Income tax expense	555,028	41,393	(93,739	)(c)	502,682

Net earnings	$992,427	$(132,086)	$49,940		$910,281

Earnings per share:
Basic earnings per share (r)	$1.68				$1.35
Diluted earnings per share (r)	$1.67				$1.34
Weighted average shares outstanding	589,397,807		87,053,757	(n)	676,451,564
Weighted average diluted shares outstanding	592,675,110		87,053,757	(n)	679,728,867

The accompanying notes are an integral part of the Unaudited Pro Forma Combined Financial Statements.

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

On December 8, 2013, Sysco and USF entered into the merger agreement whereby Sysco will acquire the USF’s business. As of the time the merger agreement was announced in December 2013, Sysco agreed to pay approximately $3.5 billion for the equity of USF, comprised of $3 billion of Sysco common stock valued using the stock price 20 days prior to the merger announcement of $33.67 (reduced by an estimated pension adjustment of $68.9 million per the terms of the merger agreement) and $500 million of cash (which may be reduced to $490 million if up to $10 million in bonuses are paid to certain USF executive officers and certain employees in connection with the closing of the merger). As part of the transaction, Sysco will also assume or refinance USF net debt, which was approximately $4.9 billion fair value as of September 28, 2013, bringing the total purchase price to $8.4 billion at the time of the merger announcement. The values noted above are as of the time the merger agreement was announced in December 2013; the value of Sysco’s common stock and the amount of USF net debt will fluctuate. As such, the components of the transaction and total purchase price noted above will not be finalized until the merger is consummated.

As of August 4, 2014, the merger consideration is estimated as follows: $3.6 billion for the equity of USF, comprised of approximately $3.1 billion of Sysco common stock valued using the seven day average closing price reported on the New York Stock Exchange for the seven (business) day period ending on August 4, 2014, of $36.24, and $500 million of cash (which may be reduced to $490 million if up to $10 million in bonuses are paid to certain USF executive officers and certain employees in connection with the closing of the merger). USF net debt to be assumed or refinanced was approximately $4.9 billion fair value as of March 29, 2014, bringing the total purchase price to $8.6 billion as of August 4, 2014. The number of shares of Sysco common stock to be included in the aggregate merger consideration, of approximately 89.1 million shares, will be reduced by an amount based on the amount by which the USF pension benefit obligations exceed the fair value of the related plan assets, as calculated pursuant to the merger agreement. The reduction will be based on the lesser of (1) such underfunding amount prior to the signing of the merger agreement (which was equal to $68.9 million) and (2) such underfunding amount calculated as of the last day of the calendar quarter prior to the quarter in which the closing of the merger occurs (or, if the underfunding amount has not yet been calculated for such quarter, the last day of the immediately preceding calendar quarter). For example, if the lesser of such amounts remained equal to $68.9 million, the reduction will be equal to 2,046,332 shares of Sysco common stock (calculated as $68.9 million/$33.67). The pro forma financial statements assume the underfunded amount from the signing of the merger agreement is the lesser amount and therefore assume approximately 87.1 million shares are issued.

The value of Sysco’s common stock, the amount of USF’s unfunded pension benefit obligation and the amount of USF net debt will fluctuate. As such, the components of the transaction and total purchase price noted above will not be finalized until the merger is consummated. After completion of the transaction, the equity holders of USF will own approximately 87.1 million shares, or roughly 13% of Sysco’s outstanding common stock. A representative from each of USF’s two majority shareholders will join Sysco’s board of directors upon closing. This merger is currently pending a regulatory review process by the Federal Trade Commission. Sysco anticipates that the merger will close either late in the third quarter or during the fourth quarter of this calendar year. Under certain conditions, including lack of regulatory approval, Sysco would be obligated to pay $300 million to the owners of USF if the merger were cancelled.

The preliminary purchase price is calculated as follows:

(in thousands, except per share data)
Cash payment	$490,000
Fair value of Sysco shares (87.1 million shares at $36.24 per share value)	3,154,704
Fair value of USF net debt assumed	4,948,067

Total estimated purchase price	$8,592,771

A change in the market price of the Sysco common stock of 10% would increase or decrease the value of the Sysco common stock to be received by USF stockholders upon completion of the transactions as set forth below, with a corresponding increase or decrease in goodwill or potentially resulting in consideration below fair value assigned that will be recorded in connection with the transaction:

	Percentage change in stock price
(in thousands, except per share amounts)	- 10%	+ 10%
Market price per share of Sysco common stock	$32.61	$39.86
Fair value of Sysco common stock to be received by USF stockholders	$2,839,233	$3,470,174

The table below represents a preliminary allocation of the total consideration to USF tangible and intangible assets and liabilities based on Sysco management’s preliminary estimate of their respective fair values as of March 29, 2014:

(in thousands)
Cash and cash equivalents	$171,522
Accounts receivable, less allowances	1,461,176
Inventories	1,316,152
Deferred income tax assets	(47,057)
Other current assets	80,039
Plant and equipment	2,054,000
Goodwill	4,089,978
Identified intangibles	2,430,000
Restricted cash	6,564
Other assets	39,764
Accounts payable	(1,551,302)
Accrued expenses and other current liabilities	(371,556)
Deferred income tax liabilities	(771,209)
Other long-term liabilities	(315,300)

Total estimated purchase price	$8,592,771

Upon completion of the fair value assessment after the merger, it is anticipated that the ultimate purchase price allocation will differ from the preliminary assessment outlined above. Any changes to the initial estimates of the fair value of assets and liabilities will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

2.	PRO FORMA ADJUSTMENTS

The Unaudited Pro Forma Combined Statements of Operations do not include any material non-recurring charges that will arise in subsequent periods as a result of the merger. The Unaudited Pro Forma Condensed Combined Financial Statements reflect the following adjustments:

(a)

Cash. Adjustment to cash reflects $500.0 million cash consideration, net of $10.0 million representing potential bonuses to be paid to certain USF executive officers and certain key employees, and borrowings of $148.9 million to offset negative cash positions. This is comprised of the following:

(in thousands)
Proceeds from Commercial Paper issuances	$148,910
Cash payment	(490,000)

Net adjustment to cash and cash equivalents	$(341,090)

(b)

Inventories. Adjustment reflects a $164.3 million increase to reflect the fair value of inventory of USF, including the elimination of related net last-in, first-out (“LIFO”) reserves to conform to Sysco’s accounting using the first-in, first-out (“FIFO”) method. As a result of this adjustment, the Unaudited

Pro Forma Condensed Combined Statements of Operations reflect a decrease in cost of sales of $26.7 million for the 39 weeks ended March 29, 2014, and $16.6 million for the year ended June 29, 2013.

(c)

Income taxes. Adjustments reflect accounting for the income tax effects of the purchase accounting adjustments at the combined statutory tax rate of 38.4%. In addition, adjustments were recorded to account for the valuation allowance necessary on the USF federal and state net operating losses that are more likely than not to be realized. Adjustments were also recorded to remove the historical USF deferred tax liability related to tax amortizable goodwill.

(d)

Prepaid expenses and other current assets. Reflects a reclassification of deferred costs for chain customers for $8.3 million from current to non-current assets to align with Sysco’s classification of similar balances and the elimination of USF debt issuance costs of $18.5 million.

(e)

Property and equipment. A $295.6 million increase to reflect the fair value of USF owned property and equipment, including that under capital lease. As a result of this adjustment, the Unaudited Pro Forma Condensed Combined Statements of Operations reflect an increase in depreciation expense of $53.2 million for the 39 weeks ended March 29, 2014, and $71.0 million for the year ended June 29, 2013, based on an average remaining useful life of these identified property and equipment of 6.6 years.

(f)

Goodwill. To eliminate USF’s previously-existing goodwill and to record goodwill resulting from the merger. Goodwill is not amortized, but rather is assessed for impairment at least annually or more frequently whenever events or circumstances indicate that goodwill might be impaired. Adjustments to goodwill are comprised of the following:

(in thousands)
Goodwill (as determined in Note 1)	$4,089,978
Elimination of USF’s pre-acquisition goodwill	(3,835,477)

Net adjustment to goodwill	$254,501

(g)

Intangible assets. To eliminate USF’s previously existing intangible assets and to record the fair value of USF’s identifiable intangible assets, including customer relationships and brands. The fair value of USF’s identifiable intangible assets of $2.4 billion comprises intangible assets with a definite useful life of $2.3 billion and intangible assets with an indefinite useful life of $140.0 million. As a result of this adjustment, the Unaudited Pro Forma Condensed Combined Statements of Operations reflect a net increase in amortization expense of $20.9 million for the 39 weeks ended March 29, 2014 and $31.0 million for the year ended June 29, 2013, based on an average remaining useful life of these identified intangible assets of 12.6 years. Intangible assets (excluding intangible assets with indefinite useful lives) are amortized on a straight-line basis over expected useful lives of 5 to 17 years. Adjustments to intangible assets are comprised of the following:

(in thousands)
Fair value of acquired intangible assets	$2,430,000
Elimination of USF’s pre-acquisition intangible assets	(716,217)

Net adjustment to intangible assets	$1,713,783

(h)

Elimination of historical debt issuance costs. Adjustment reflects the elimination of USF debt issuance costs of $34.8 million. As a result of this adjustment, the Unaudited Pro Forma Condensed Combined Statements of Operations reflect a net decrease in interest expense related to the amortization of debt issuance costs of $13.6 million for the 39 weeks ended March 29, 2014, and $17.7 million for the year ended June 29, 2013.

(i)

Accrued expenses. Reflects an increase of $44.9 million for expected future direct transaction costs and $10.0 million for transaction bonuses. USF was approved to offer these bonuses that are subject to consummation of the merger. Amounts attributable to direct transaction costs are reflected as a reduction to retained earnings.

(j)	Current maturities of long-term debt. Reflects fair value adjustment for USF debt of $1.1 million.

(k)

Long-term debt. To record Sysco’s borrowings under commercial paper issuances of $148.9 million to complete the merger and a fair value adjustment of $129.3 million to USF’s debt of $4.8 billion. The impact of increased interest expense to the Unaudited Pro Forma Condensed Combined Statements of Operations for the 39 weeks ended March 29, 2014, and for the year ended June 29, 2013, was $5.0 million and $6.7 million, respectively. Adjustments to long-term debt are comprised of the following.

(in thousands)
Commercial Paper issuances	$148,910
Fair Market Value Adjustment on USF Debt	129,327

Net adjustment to long-term debt	$278,237

(l)	Other long term liabilities. Decrease of $4.5 million to reflect the removal of deferred rent for operating leases as a purchase accounting adjustment.

(m)

USF stockholders’ equity and temporary equity. The elimination of all of USF equity, including $4.5 million of common stock, $2.3 billion of additional paid-in capital, $506.1 million of accumulated deficit, $1.7 million of accumulated other comprehensive loss, $39.4 million of temporary equity, the effects of purchase accounting and the effect of the release of treasury stock. Temporary equity is a security with redemption features that are outside the control of the issuer, is not classified as an asset or liability in conformity with GAAP, and is not mandatorily redeemable. Temporary equity includes values for common stock issuances to USF executive management and other key employees, vested restricted shares, vested restricted stock units and vested stock option awards. Until the redemption feature becomes probable, the amount shown in temporary equity is the intrinsic value of the applicable common stock at issuance and the intrinsic value of stock-based awards at grant date.

(n)

Treasury stock. As discussed in Note 1, an estimated 87.1 million shares of Sysco stock will be released from existing treasury stock to USF equity holders as part of merger consideration at an estimated per share price of $36.24, using the closing price average for the seven (business) day period ending August 4, 2014, as reported on the New York Stock Exchange. The adjustment to Treasury stock is based on the weighted average cost of Sysco’s treasury shares of $26.62 per share as of March 29, 2014, with the difference being recorded as an adjustment to paid-in capital.

(o)	Operating expenses. Adjustments to operating expenses are comprised of the following, which are discussed further in the notes as indicated below:

(in thousands)	39 weeks ended March 29, 2014	Year ended June 29, 2013
Amortization of acquired USF intangible assets (see note g)	$132,823	$177,097
Elimination of USF’s historical amortization of intangible assets (see note g)	(111,930)	(146,138)
Additional depreciation expense related to the adjustment to fair market value of USF plant and equipment (see note e)	53,217	70,956
Elimination of merger-related costs for Sysco and USF currently reflected in the historical statements of operations	(11,477)	—
Elimination of USF prior service cost and actuarial gains and losses amortization (see note q)	(7,412)	(14,431)

Net adjustment to operating expenses	$55,221	$87,484

(p)	Interest expense. Adjustments to interest expense are comprised of the following, which are discussed further in various notes:

(in thousands)	39 weeks ended March 29, 2014	Year ended June 29, 2013
Elimination of USF historical amortization of debt issuance costs (see note h)	$(13,609)	$(17,654)
Elimination of amortization of swap amounts in Accumulated Other Comprehensive Income (“AOCI”) (cash flow hedge) (see note m)	—	(16,080)
Additional interest expense related to the adjustment to fair market value of USF debt (see note k)	4,996	6,661

Net adjustment to interest expense	$(8,613)	$(27,073)

(q)

Elimination of USF prior service cost and actuarial gains and losses amortization. USF has defined benefit and defined contribution retirement plans for its employees. Also, USF contributes to various multiemployer plans under collective bargaining agreements and provides certain health care benefits to eligible retirees and their dependents. The adjustments of $7.4 million for the 39 weeks ended March 29, 2014, and $14.4 million for the year ended June 29, 2013, reflect the elimination of the amortization of pension amounts related to these plans from operating expenses. Unrecognized prior service cost and unrecognized actuarial gains and losses have been adjusted out of Accumulated Other Comprehensive Income in the Unaudited Pro Forma Combined Balance Sheet.

(r)

Earnings per share. The pro forma earnings (loss) per share of the combined company are calculated by dividing the pro forma income (loss) by the pro forma weighted average number of shares outstanding.

COMPENSATION OF NON-EMPLOYEE DIRECTORS OF USF

All members of the board of directors of US Foods and USF are entitled to be reimbursed for reasonable out-of-pocket expenses incurred in attending all board and other committee meetings. Directors who are USF employees or are employees of CDR do not receive remuneration for serving on the Boards of Directors of US Foods or USF. Non-employee directors receive a quarterly retainer of $10,000. The fees earned or paid in cash by US Foods and USF to non-employee directors for service as directors for the fiscal year 2013 were as follows:

Name	Fees Earned or Paid in Cash	Other Compensation	Total
Mr. Calbert	$40,000	$0	$40,000
Mr. Taylor	40,000	0	40,000
Mr. Liddy	0	0	0
Mr. Schnall	0	0	0
Mr. Sleeper	0	0	0

Pursuant to the stockholders agreement, Sysco has agreed to increase the size of the Sysco board of directors by two members at the consummation of the merger, and certain of USF’s primary stockholders will be entitled to designate candidates for appointment to the additional seats on the terms and conditions set forth in the stockholders agreement. See “Stockholders Agreement.” The initial designees to the Sysco board of directors are currently expected to be Richard J. Schnall and Michael Calbert.

PRINCIPAL STOCKHOLDERS OF USF

The following table sets forth information as of March 29, 2014 with respect to the ownership of the common stock of USF by:

•	Each person known to own beneficially more than 5% of the common stock of USF;

•	Each of the directors of USF;

•	Each of USF’s named executive officers; and

•	All of USF’s executive officers and directors as a group.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. As of March 29, 2014, 457,023,499 shares of common stock of USF were outstanding.

Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to USF’s knowledge, sole voting and investment power with respect to the indicated shares of USF common stock. Unless otherwise indicated, the address for each individual listed below is c/o US Foods, Inc., 9399 W. Higgins Road, Suite 500, Rosemont, IL 60018.

Name and Address of Beneficial Holder(1)	Number	Percent
Investment Funds Associated With or Managed By Clayton, Dubilier & Rice, LLC(2)(3)	225,000,000	47.63%
Clayton, Dubilier & Rice Fund VII, L.P.	120,000,000	25.41
Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P.	35,000,000	7.41%
CD&R Parallel Fund VII, L.P.	854,416	*
CDR USF Co-Investor, L.P.	49,145,584	10.40%
CDR USF Co-Investor No. 2, L.P.	20,000,000	4.23%
Investment Funds Associated With Kohlberg Kravis Roberts & Co., L.P.(3)(4)	225,000,000	47.63%
KKR 2006 Fund L.P.	199,530,000	42.24%
KKR PEI Investments, L.P.	20,000,000	4.23%
KKR Partners III, L.P.	3,670,000	*
OPERF Co-Investment LLC	1,800,000	*
Directors and Named Executive Officers
Edward M. Liddy(5)	—	—
Richard J. Schnall(5)	—	—
Nathan K. Sleeper(5)	—	—
Michael Calbert(6)	—	—
Nathaniel H. Taylor(6)	—	—
John A. Lederer(7)(8)	4,268,354	*
Fareed Khan(8)	131,333	*
Stuart S. Schuette(8)	754,462	*
Pietro Satriano(8)	709,771	*
Mark Scharbo(8)	132,126	*
All directors and executive officers as a group (15 people)	8,030,122	1.70%

*	less than 1%

(1)

This table represents shares of common stock of USF, which owns all of the outstanding shares of US Foods, Inc. As set forth in this table, investment funds associated with or managed by CDR and KKR (which collectively, with their affiliates, we refer to as the sponsors) currently beneficially own, in the aggregate, approximately 98% of the outstanding shares of USF common stock (approximately 95% on a fully diluted basis).

(2)

Represents shares held by the following investment funds associated with or managed by CDR: (a) 120,000,000 shares of common stock held by Clayton, Dubilier & Rice Fund VII, L.P., whose general partner is CD&R Associates VII, Ltd., whose sole stockholder is CD&R Associates VII, L.P., whose general partner is CD&R Investment Associates VII, Ltd.; (b) 35,000,000 shares of common stock held by Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., whose general partner is CD&R Associates VII (Co-Investment), Ltd., whose sole stockholder is CD&R Associates VII, L.P.; (c) 854,416 shares of common stock held by CD&R Parallel Fund VII, L.P., whose general partner is CD&R Parallel Fund Associates VII, Ltd.; (d) 49,145,584 shares of common stock held by CDR USF Co-Investor, L.P., whose general partner is CDR USF Co-Investor GP Limited, whose sole stockholder is Clayton, Dubilier & Rice Fund VII, L.P., and (e) 20,000,000 shares of common stock held by CDR USF Co-Investor No. 2, L.P., whose general partner is CDR USF Co-Investor GP No. 2, Limited, whose sole stockholder is CD&R Associates VII, L.P. (which collectively, we refer to as the CDR funds). CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd. are each managed by a two-person board of directors. Donald J. Gogel and Kevin J. Conway as the directors of CD&R Investment Associates VII, Ltd. and CD&R Parallel Fund Associates VII, Ltd., may be deemed to share beneficial ownership of the shares shown as beneficially owned by the funds associated with CDR. Such persons disclaim such beneficial ownership. Investment and voting decisions with respect to shares held by each of the CDR funds are made by an investment committee of limited partners of CD&R Associates VII, L.P., currently consisting of more than 10 individuals (which we refer to as the investment committee). All members of the investment committee disclaim beneficial ownership of the shares shown as beneficially owned by the investment funds managed by CDR. The address for each of Clayton, Dubilier & Rice Fund VII, L.P., CD&R Parallel Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Associates VII, Ltd., CD&R Associates VII, L.P., CD&R Parallel Fund Associates VII, Ltd., CD&R Associates VII (Co-Investment), Ltd. and CD&R Investment Associates VII, Ltd. is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The address for CDR is 375 Park Avenue, 18th Floor, New York, NY 10152.

(3)

USF and US Foods are a party to the stockholders’ agreement, among each of them and the sponsors. Among other things, USF and each stockholder that is a party to the stockholders’ agreement is required to take all necessary action to cause the USF board of directors nominees that the sponsors have chosen to be elected. These actions include recommending the nominees of the sponsors to the USF Board for inclusion in the slate of nominees recommended by the board to stockholders for election.

(4)

Represents shares held by the following investment funds associated with Kohlberg Kravis Roberts & Co., L.P.: (a) 199,530,000 shares of common stock held by KKR 2006 Fund L.P.; (b) 20,000,000 shares of common stock held by KKR PEI Investments, L.P.; (c) 3,670,000 shares of common stock held by KKR Partners III, L.P.; and (d) 1,800,000 shares of common stock held by OPERF Co-Investment LLC (which collectively we refer to as the KKR funds). The sole general partner of the KKR 2006 Fund L.P. is KKR Associates 2006 L.P., and the sole general partner of KKR Associates 2006 L.P. is KKR 2006 GP LLC. The designated member of KKR 2006 GP LLC is KKR Fund Holdings L.P. The sole general partner of KKR PEI Investments, L.P. is KKR PEI Associates, L.P., and the sole general partner of KKR PEI Associates, L.P. is KKR PEI GP Limited. The sole shareholder of KKR PEI GP Limited is KKR Fund Holdings L.P. Messrs. Henry Kravis and George Roberts have also been designated as managers of KKR 2006 GP LLC by KKR Fund Holdings L.P. KKR III GP LLC is the sole general partner of KKR Partners III, L.P. The managers of KKR III GP LLC are Messrs. Kravis and Roberts. The manager of OPERF Co-Investment LLC is KKR Associates 2006 L.P. The general partners of KKR Fund Holdings L.P. are KKR Fund Holdings GP Limited and KKR Group Holdings L.P. The sole shareholder of KKR Fund Holdings GP Limited is KKR Group Holdings L.P. The sole general partner of KKR Group Holdings L.P. is KKR Group Limited. The sole shareholder of KKR Group Limited is KKR & Co. L.P. The sole general partner of KKR & Co. L.P. is KKR Management LLC. The designated members of KKR Management LLC are Messrs. Kravis and

Roberts. Each of the KKR entities and Messrs. Kravis and Roberts may be deemed to share voting and investment power with respect to the shares beneficially owned by the KKR funds, but each has disclaimed beneficial ownership of such shares, except to the extent directly held. The address for all entities noted above and for Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, Suite 4200, New York, NY 10019. The address for Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(5)

Does not include 225,000,000 shares of common stock held by investment funds associated with or managed by CDR. Messrs. Liddy, Schnall, and Sleeper are directors of USF and executives of CDR. They disclaim beneficial ownership of the shares held by investment funds associated with or managed by CDR.

(6)

Does not include 225,000,000 shares of common stock held by investment funds associated with Kohlberg Kravis Roberts & Co., L.P. Mr. Taylor is a director of USF and executive of KKR. He disclaims beneficial ownership of the shares held by investment funds associated with KKR.

(7)

Does not include 450,000,000 shares of common stock held by investment funds associated with or managed by the sponsors. Mr. Lederer is a director of USF and is a sponsor nominee designated jointly by the sponsors. Mr. Lederer disclaims beneficial ownership of the shares held by investment funds associated with or managed by the sponsors.

(8)

Includes restricted stock, shares that were purchased pursuant to USF’s employee stock purchase plan, and vested options exercisable within 60 days. This does not include unvested restricted stock units or unvested options. No unvested restricted stock units or unvested options are scheduled to vest within 60 days.

COMPARISON OF RIGHTS OF STOCKHOLDERS

This section of the consent solicitation statement/prospectus describes the material differences between the rights of holders of USF capital stock and holders of Sysco common stock. While Sysco and USF believe that the description covers the material differences between the two, this summary may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer to for a more complete understanding of the differences between being a stockholder of USF and being a stockholder of Sysco.

Upon consummation of the merger, the holders of issued and outstanding USF common stock will be entitled to receive Sysco common stock. The rights of the holders of Sysco common stock are governed by Sysco’s restated certificate of incorporation, Sysco’s amended and restated bylaws and the DGCL, while the rights of holders of USF common stock are generally governed by USF’s certificate of incorporation, USF’s bylaws and the DGCL.

Although it is impractical to compare all aspects in which Sysco’s and USF’s governing documents differ with respect to rights of stockholders, the following is a brief discussion summarizing certain differences between them.

	Sysco Stockholder Rights	USF Stockholder Rights
Authorized Capital Stock	The authorized capital stock of Sysco consists of 2 billion shares of common stock, par value $1.00 per share, and 1.5 million shares of preferred stock, par value $1.00 per share.	The authorized capital stock of USF consists of 600 million shares of common stock, par value $0.01 per share.

Number and Classification of Directors

Sysco’s bylaws state that the Sysco board of directors will consist of not less than five and not more than fifteen directors, with the specific number determined by the majority of the board. Currently, there are ten directors. Pursuant to the stockholders agreement, the size of the Sysco board of directors will be increased by two upon the consummation of the merger. Sysco’s board of directors was previously classified, and is being declassified over time. Certain members of the Sysco board of directors are completing their previously elected three year terms. Effective as of the 2014 annual meeting, all Sysco directors will be elected for one-year terms and the Sysco board of directors will no longer be classified.

USF’s bylaws state that the USF board of directors will consist of not less than one and not more than fifteen directors, with the specific number determined by the board or the stockholders. Currently, there are six directors, and one vacant designee of KKR, all of whom are elected annually for one-year terms. Pursuant to the stockholders’ agreement of July 3, 2007, between the sponsors and USF, each of CDR and KKR receive three designees to the USF board of directors and are to agree mutually on the seventh seat on the board of directors, reserved for USF’s chief executive officer.

	Sysco Stockholder Rights	USF Stockholder Rights
Rights of Holders of Preferred Stock to Elect Directors	No shares of preferred stock are outstanding.	No shares of preferred stock are authorized or outstanding.

Vacancy of Directors

Under Sysco’s bylaws, vacancies and newly created directorships, resulting from an increase in the number of directors by action of the board, may be filled by the majority of the remaining directors, even if less than a quorum, or by stockholders at a meeting called for the purpose of electing directors. The director elected to fill a vacancy will serve until the next annual meeting of stockholders and until such director’s successor has been elected and qualified, or until such director’s earlier death, resignation or removal from office.

Under USF’s bylaws, vacancies and newly created directorships resulting from an increase in the number of directors may be filled by the majority of the directors then in office, even if less than a quorum, or by the sole remaining director or by the stockholders.

Any replacement director chosen to fill a vacancy left by a director who was elected to a three-year term, as permitted prior to the 2012 annual meeting, will continue in office for the remainder of such three-year term, unless the term is terminated sooner by death, resignation, retirement, disqualification or removal.

Stockholder Nomination of Directors	Under Sysco’s bylaws, nominations for the election of directors may be made by the Sysco board or a stockholder of record entitled to vote on the matter.

Under USF’s bylaws, all matters submitted to a meeting of the stockholders will be decided by the vote of the holders, present in person or by proxy, of a majority of USF’s issued and outstanding stock.

Such stockholders may nominate directors for election if notice of intent to nominate a director and information regarding that nominee is received no later than close of business on the 90th day nor earlier than close of business on the 130th day prior to the first anniversary of the preceding year’s annual meeting (or if the date of the annual meeting is more than 30 days before or 60 days

	Sysco Stockholder Rights	USF Stockholder Rights

after such anniversary date, then not later than the later of the close of business on the 90th day prior to such annual meeting or on the 10th day following the day on which public disclosure of the date of the annual meeting was made).

If a stockholder is seeking to elect a director at a special meeting at which directors are to be elected, notice of intent to nominate a director and information regarding that director must be received by Sysco no later than the close of business on the 10th day following the day on which public disclosure of the date of the special meeting was made.

Sysco’s bylaws require that the stockholder notice contain certain information about the stockholder and its nominee(s), and that director nominees complete questionnaires from Sysco, and execute a written representation and agreement.

Removal of Directors	Directors may be removed with or without cause by the vote of the majority of outstanding common shares.	Directors may be removed with or without cause by vote of the holders of record, present in person or by proxy, of a majority of USF’s issued and outstanding capital stock.

Stockholder Action without a Meeting

Under Sysco’s restated certificate of incorporation and Sysco’s bylaws, any action that may be taken by stockholders at a meeting may be decided by unanimous written consent of the stockholders who would have been entitled to vote or the written consent given by stockholders comprising at least the minimum percentage of votes required to be cast to authorize such an action; provided that prompt notice be given to all stockholders of the taking of such action without a meeting and by less than unanimous written consent.

Under the DGCL, any action that may be taken by stockholders at a meeting may be decided by written consent of the holders of outstanding stock having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

	Sysco Stockholder Rights	USF Stockholder Rights
Special Meetings of Stockholders	Under Sysco’s bylaws, the majority of the whole board of directors may call special meetings of stockholders for any purpose.

Under USF’s bylaws, the president may call a special meeting of stockholders for any purpose and the president or secretary may call a special meeting of the stockholders if directed by the board of directors or requested in writing by the holders of at least 25% of the stock.

Amendment of Certificate of Incorporation

Under Sysco’s restated certificate of incorporation, the business combination provision of the restated certificate of incorporation may be amended or repealed only by 80% of the outstanding shares of common stock entitled to vote.

In accordance with Sysco’s restated certificate of incorporation, all other provisions of the certificate of incorporation may be amended, altered or repealed by the vote of the majority of the outstanding shares of Sysco common stock upon a recommendation from Sysco’s board of directors.

Under the DGCL, the certificate of incorporation can be amended with a resolution of the board of directors and the vote of a majority of the outstanding stock.

Amendment of Bylaws	The Sysco board of directors, by a majority of the whole board, and holders of a majority of the outstanding shares entitled to vote may amend Sysco’s bylaws.	The USF board of directors acting by majority vote can adopt, amend or repeal the bylaws. Under the DGCL, the stockholders also have the power to adopt, amend or repeal the bylaws.

Quorum	The holders of 35% of the shares entitled to vote will constitute a quorum at a meeting of stockholders for the transaction of any business except where the DGCL provides otherwise.	The holders of a majority of the outstanding stock will constitute a quorum except where the DGCL provides otherwise.

Voting Rights

Each holder of Sysco common stock is entitled to one vote for each share held of record. Directors are elected by a majority of votes cast on the matter, except that when the number of nominees exceeds the number of directors to be elected at a meeting as of the meeting’s record date, then each director will be elected by a

Under the DGCL, each holder of USF common stock is entitled to one vote for each share held. Under USF’s bylaws, all matters submitted to a meeting of stockholders will be decided by a vote of the holders, present in person or by proxy, of a majority of the outstanding stock, except as otherwise provided by law.

	Sysco Stockholder Rights	USF Stockholder Rights

plurality of the votes cast. Other stockholder actions generally require the affirmative vote of a majority of the votes cast. Except as otherwise required by applicable law, abstentions will be disregarded with respect to director elections and other stockholder actions. Certain business combinations may require a higher voting standard (see “—Business Combinations with Interested Stockholders”).

Dividends

Under the DGCL and Sysco’s restated certificate of incorporation, Sysco may declare and pay dividends either out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year, in the discretion of Sysco’s board of directors. The rights of holders of common stock to receive dividends or to share in the distribution of assets in the event of liquidation, dissolution or winding up of the affairs of Sysco are subject to the preferences and other rights of holders of the preferred stock.

Under the DGCL, USF may declare and pay dividends either out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding year.

Indemnification of Officers and Directors

Under Sysco’s restated certificate of incorporation and Sysco’s bylaws, Sysco must indemnify officers and directors to the full extent permitted under the DGCL.

Sysco’s bylaws provide that Sysco will advance to a current or former director or officer expenses incurred in defending any action for which the right of indemnification is applicable; provided, however, such current or former director or officer must deliver to Sysco an undertaking to repay the amount advanced, if it is ultimately determined that he or she is not entitled to indemnification.

Under USF’s bylaws, USF must indemnify officers and directors to the full extent permitted under the DGCL.

	Sysco Stockholder Rights	USF Stockholder Rights
Limitations on the Liability of Directors

Sysco’s amended and restated certificate of incorporation provides that Sysco’s directors are protected from personal liability for breaches of fiduciary duties except (i) for any breach of the director’s duty of loyalty to Sysco or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for an unlawful payment of dividends or unlawful purchase or redemption of stock or (iv) for any transaction from which the director derived an improper personal benefit.

USF’s certificate of incorporation provides that no director of USF shall be personally liable to USF or its stockholders for monetary damages for breach of fiduciary duty as a director, except as otherwise provided by the DGCL.

Notice of Stockholder Meetings	Under Sysco’s bylaws, notice must be delivered to each stockholder entitled to notice of or to vote at the meeting not less than ten or more than sixty days before the meeting.	Under USF’s bylaws, notice must be delivered to each stockholder entitled to notice of or to vote at the meeting not less than ten or more than sixty days before the meeting.

Stockholder Proposals

Under Sysco’s bylaws, stockholders entitled to vote on the matter may bring business before annual meetings, provided that the business is a proper matter for stockholder action under Delaware law, the advance notice and information requirements of Sysco’s bylaws are met, and, in the case of a special meeting, the business is specified in the notice of meeting given to stockholders. Among the information that must be contained in the notice is a representation by the stockholder that it intends to appear in person or by proxy at the annual meeting to bring the business before the meeting.

Under the DGCL, any proper business can be conducted at a stockholder annual meeting. Under USF’s bylaws, stockholders can bring business before a special meeting as specified in each stockholder request for the meeting.

For annual meetings, notice of such business containing the information required by Sysco’s bylaws must be given to Sysco no later than close of business on the 90th day nor earlier than close of

	Sysco Stockholder Rights	USF Stockholder Rights

business on the 130th day prior to the first anniversary of the preceding year’s annual meeting (or if the date of the annual meeting is more than 30 days before or 60 days after such anniversary date, then not later than the later of the close of business on the 90th day prior to such annual meeting or the 10th day following the day on which public disclosure of the date of the annual meeting was made).

Business Combinations with Interested Stockholders

Sysco has not opted out of section 203 of the DGCL which governs business combinations with interested stockholders. See “Description of Sysco Capital Stock–-Certain Anti-Takeover Effects—Business Combinations” and “Description of Sysco Capital Stock—Certain Anti-Takeover Effects—Supermajority Requirement for Business Combinations.”

USF has not opted out of section 203 of the DGCL.

Exclusivity Forum

Under Sysco’s bylaws, unless Sysco consents in writing to the selection of an alternative forum, state courts located in the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for derivative actions or proceedings brought on behalf of Sysco, actions for breach of fiduciary duties owed by directors, officers or other employees of Sysco to Sysco or its stockholders, actions asserting a claim against Sysco or any director, officer or other employee of Sysco arising under the DGCL or Sysco’s certificate of incorporation or bylaws or actions asserting a claim against Sysco or any director, officer or other employee of Sysco governed by the internal affairs doctrine.

The USF bylaws do not have a forum selection provision.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

This section describes the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of USF common stock who exchange shares of USF common stock for a combination of shares of Sysco common stock and cash pursuant to the merger. The following discussion is based on the Code, existing and proposed regulations thereunder and published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the continuing validity of this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of USF common stock who, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation, or an entity treated as a corporation, created or organized in or under the laws of the United States or any state or political subdivision thereof;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the authority of one or more United States persons to control all substantial decisions of such trust or (2) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income, regardless of its source.

If a partnership (including for this purpose any entity or arrangement treated as a partnership for United States federal income tax purposes) holds USF common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding USF common stock, you should consult your tax advisor.

This discussion addresses only those USF stockholders that hold their USF common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all the United States federal income tax consequences that may be relevant to particular USF stockholders in light of their individual circumstances or to USF stockholders that are subject to special rules, such as:

•	financial institutions;

•	real estate investment trusts;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	regulated investment companies or mutual funds;

•	investors in pass-through entities;

•	insurance companies;

•	tax-exempt organizations;

•	dealers or brokers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	persons who exercise dissenters’ rights;

•	persons that hold USF common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction;

•	persons that purchase or sell their shares of USF common stock as part of a wash sale;

•	certain expatriates or persons that have a functional currency other than the U.S. dollar;

•	persons that are not U.S. holders; and

•	stockholders who acquired their shares of USF common stock through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any alternative minimum tax or any state, local or foreign tax consequences of the merger.

ALL HOLDERS OF USF COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

United States Federal Income Tax Consequences of the Merger. The obligation of USF to complete the merger is conditioned upon the receipt of a written opinion from Simpson, Thacher & Bartlett LLP, counsel to USF, dated as of the closing date and to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, which condition is waivable by USF. This opinion will be based upon facts, representations and assumptions set forth or referred to in such opinion and on representation letters provided by Sysco and USF. This opinion is not binding on the Internal Revenue Service (the “IRS”) or the courts. Sysco and USF have not requested and do not intend to request any ruling from the IRS as to the United States federal income tax consequences of the merger.

Assuming that, the merger constitutes a “reorganization” within the meaning of Section 368(a) of the Code, upon the exchange of USF common stock for Sysco common stock, cash and cash in lieu of fractional shares, the material United States federal income tax consequences of the merger to U.S. holders of USF common stock generally are as follows:

•

a holder who receives a combination of shares of Sysco common stock and cash (other than cash received instead of a fractional share of Sysco common stock) in exchange for shares of USF common stock pursuant to the merger generally will recognize gain (but not loss) in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the Sysco common stock and cash received by a holder of USF common stock exceeds such holder’s tax basis in its USF common stock and (2) the amount of cash received by such holder of USF common stock (in each case excluding any cash received instead of fractional share interests in Sysco common stock, which shall be treated as discussed below);

•

the aggregate tax basis of the Sysco common stock received in the merger (including any fractional share interests in Sysco common stock deemed received and exchanged for cash) will be the same as the aggregate tax basis of the USF common stock for which it is exchanged, decreased by the amount of cash received in the merger (excluding any cash received instead of fractional share interests in Sysco common stock), and increased by the amount of gain recognized on the exchange (regardless of whether such gain is classified as capital gain or dividend income, as discussed below), excluding any gain recognized with respect to fractional share interests in Sysco common stock for which cash is received, as discussed below; and

•

the holding period of Sysco common stock received in exchange for shares of USF common stock (including any fractional share interests in Sysco common stock deemed received and exchanged for cash, as discussed below) will include the holding period of the USF common stock for which it is exchanged.

If holders of USF common stock acquired different blocks of USF common stock at different times or at different prices, any gain or loss will be determined separately with respect to each block of USF common stock and such holders’ basis and holding period in their shares of Sysco common stock may be determined with reference to each block of USF common stock. Any such holders should consult their tax advisors regarding the manner in which cash and Sysco common stock received in the exchange should be allocated among different blocks of USF common stock and with respect to identifying the bases or holding periods of the particular shares of Sysco common stock received in the merger.

Gain or loss that holders of USF common stock recognize in connection with the merger generally will constitute capital gain or loss and will constitute long-term capital gain or loss if such holders have held their USF common stock for more than one year as of the date of the merger. Long-term capital gain of certain non-corporate holders of USF common stock, including individuals, is generally taxed at preferential rates. The deductibility of capital losses is subject to limitations. In some cases, if a holder actually or constructively owns Sysco stock other than Sysco stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such gain would be treated as dividend income. Because the possibility of dividend treatment depends upon each holder’s particular circumstances, including the application of constructive ownership rules, holders of USF common stock should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances.

Cash Received Instead of a Fractional Share of Sysco Common Stock. A holder of USF common stock who receives cash instead of a fractional share of Sysco common stock will generally be treated as having received the fractional share pursuant to the merger and then as having sold that fractional share of Sysco common stock for cash. As a result, a holder of USF common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the tax basis allocated to such fractional share of Sysco common stock. Gain or loss recognized with respect to cash received in lieu of a fractional share of Sysco common stock will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments of cash to a holder of USF common stock may, under certain circumstances, be subject to information reporting and backup withholding, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s United States federal income tax liability, provided the required information is timely furnished to the IRS.

A U.S. holder of USF common stock who receives Sysco common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder of USF common stock who is required to file a United States federal income tax return and who is a “significant holder” that receives Sysco common stock in the merger will be required to file a statement with such United States federal income tax return setting forth such holder’s basis in the USF common stock surrendered and the fair market value of the Sysco common stock and cash received in the merger. A “significant holder” is a holder of USF common stock, who, immediately before the merger, owned at least 5% of the outstanding stock of USF.

Holders of USF common stock are urged to consult their tax advisors as to tax consequences resulting from the merger in their particular circumstances, including the applicability and effect of state, local, and other tax laws and the effect of any proposed changes in the tax laws.

EXPERTS AND INDEPENDENT ACCOUNTANTS

The consolidated financial statements of Sysco Corporation appearing in Sysco Corporation’s Annual Report (Form 10-K) for the year ended June 29, 2013 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited consolidated interim financial information of Sysco Corporation for the 13, 26 and 39 week periods ended September 28, 2013, December 28, 2013, and March 29, 2014, respectively, incorporated by reference in this Prospectus, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated November 4, 2013, February 3, 2014, and May 5, 2014, included in Sysco’s Quarterly Report on Form 10-Q for the quarters ended September 28, 2013, December 28, 2013, and March 29, 2014, respectively, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

The consolidated financial statements of USF Holding Corp. as of December 28, 2013 and December 29, 2012 and for each of the three fiscal years in the period ended December 28, 2013 included in this consent solicitation statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Sysco common stock to be issued pursuant to the Merger will be passed upon by Wachtell, Lipton, Rosen & Katz. Certain United States federal income tax consequences relating to the merger will be passed upon for USF by Simpson Thacher & Bartlett LLP.

WHERE YOU CAN FIND MORE INFORMATION

Registration Statement

Sysco has filed a registration statement on Form S-4 to register with the SEC the Sysco common stock to be issued in the merger to USF stockholders. This document is part of that registration statement. The registration statement and the exhibits to the registration statement contain additional important information about Sysco and its common stock. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Sysco SEC Filings

Sysco files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy any reports, statements or other information filed by Sysco with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Sysco’s SEC filings are also available to the public from commercial document retrieval services and at the SEC’s website at www.sec.gov. Further information is also available on Sysco’s website, www.sysco.com/investors, by emailing investor_relations@corp.sysco.com or by telephone at (281) 584-2615. Information on Sysco’s internet website is not incorporated by reference into this consent solicitation statement/prospectus.

Documents Incorporated by Reference

The SEC allows Sysco to “incorporate by reference” into this document, which means that Sysco can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this document, except for any information superseded by information that is included directly in this document or contained in documents filed later that are incorporated by reference into this document. This document incorporates by reference the documents set forth below that Sysco has previously filed with the SEC:

•	Sysco’s Annual Report on Form 10-K for the year ended June 29, 2013, filed with the SEC on August 27, 2013;

•

Sysco’s Current Reports on Form 8-K, filed with the SEC on September 30, 2013, October 24, 2013, November 20, 2013, December 10, 2013, February 18, 2014, March 3, 2014, March 27, 2014, June 16, 2014, August 6, 2014 and August 7, 2014;

•	Sysco’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 3, 2013;

•

Sysco’s Quarterly Reports on Form 10-Q for the quarter ended September 28, 2013, filed with the SEC on November 5, 2013, for the quarter ended December 28, 2013, filed on February 4, 2014, and for the quarter ended Monday 29, 2014, filed on May 6, 2014; and

•

the description of Sysco common stock contained in Sysco’s registration statement on Form 8-A filed under Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description, including Sysco’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2000 and the description of Sysco’s common stock contained in Sysco’s registration statement on Form S-3 filed with the Securities and Exchange Commission on February 17, 2012, and any amendment or report filed for the purpose of updating such description.

All documents filed by Sysco pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K) and prior to the effectiveness of the registration statement are incorporated by reference into this consent solicitation statement/prospectus and are part of this document from the date of filing. The information relating to Sysco contained in this consent solicitation statement/prospectus should be read together with the information in the documents incorporated by reference.

Any statement contained in this consent solicitation statement/prospectus or incorporated in this document by reference will be deemed to be modified or superseded for purposes of this consent solicitation statement/prospectus to the extent that a statement contained in this document or in any subsequently filed document that is also incorporated by reference in this consent solicitation statement/prospectus modifies or supersedes such statement.

Other Documents

Documents that are described in this consent solicitation statement/prospectus but that are not incorporated by reference are available from Sysco upon request in writing or by telephone. Copies of USF’s Articles of Incorporation and Bylaws are available from USF upon request in writing or by telephone.

Miscellaneous

Only one copy of this consent solicitation statement/prospectus is being delivered to multiple USF stockholders sharing an address unless USF has received contrary instructions from one or more of the stockholders. Upon written or oral request, USF will promptly deliver a separate copy of this consent solicitation statement/prospectus to a USF stockholder at a shared address to which a single copy of this consent solicitation statement/prospectus has been delivered. USF stockholders at a shared address who would like to receive a separate copy of this consent solicitation statement/prospectus, or a separate copy of future Sysco proxy statements or annual reports following completion of the merger, should contact Sysco in writing or by telephone. In the event that you are receiving multiple copies of annual reports or proxy statements at an address to which you would like to receive a single copy, multiple USF stockholders sharing an address may also contact Sysco in writing or by telephone to receive a single copy of annual reports or proxy statements in the future.

No person has been authorized to give any information or make any representation on behalf of Sysco or USF not contained in this consent solicitation statement/prospectus, and if given or made, such information or representation must not be relied upon as having been authorized. The information contained in this consent solicitation statement/prospectus is accurate only as of the date of this consent solicitation statement/prospectus and, with respect to material incorporated into this document by reference, the dates of such referenced material.

If you live in a jurisdiction where it is unlawful to offer to exchange or sell, or to ask for offers to exchange or buy, the securities offered by this document, or if you are a person to whom it is unlawful to direct these activities, then the offer presented by this document does not extend to you.

Documents Available Without Charge

Sysco will provide, without charge, copies of any report incorporated by reference into this document, as well as certain other documents described in this consent solicitation statement/prospectus, excluding exhibits other than those that are specifically incorporated by reference into this document. Copies of USF’s Articles of Incorporation and Bylaws are available from USF upon request in writing or by telephone. You may obtain a copy of any document incorporated by reference in this document and certain other documents described in this document, by writing or calling the appropriate company at the following addresses:

Sysco Corporation Investor Relations 1390 Enclave Parkway Houston, TX 77077 (281) 584-2615	USF General Counsel and Chief Compliance Officer 9399 West Higgins Road, Suite 500 Rosemont, IL 60018 (847) 720-8000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

USF Holding Corp.

Rosemont, Illinois

We have audited the accompanying consolidated balance sheets of USF Holding Corp. and subsidiaries (the “Company”) as of December 28, 2013 and December 29, 2012, and the related consolidated statements of comprehensive income (loss), shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 28, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of USF Holding Corp. and subsidiaries as of December 28, 2013 and December 29, 2012 and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois

April 15, 2014

USF HOLDING CORP.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 28, 2013 AND DECEMBER 29, 2012

(in thousands)

	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$179,744	$242,457
Accounts receivable, less allowances of $25,151 and $25,606	1,225,719	1,216,612
Vendor receivables, less allowances of $2,661 and $3,669	97,361	93,025
Inventories—net	1,161,558	1,092,492
Prepaid expenses	75,604	74,499
Deferred taxes	13,557	8,034
Assets held for sale	14,554	23,193
Other current assets	6,644	10,194

Total current assets	2,774,741	2,760,506
PROPERTY AND EQUIPMENT—Net	1,748,495	1,706,388
GOODWILL	3,835,477	3,833,301
OTHER INTANGIBLES—Net	753,840	889,453
DEFERRED FINANCING COSTS	39,282	49,038
OTHER ASSETS	33,742	24,720

TOTAL ASSETS	$9,185,577	$9,263,406

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank checks outstanding	$185,369	$161,791
Accounts payable	1,181,452	1,239,790
Accrued expenses and other current liabilities	423,635	388,306
Current portion of long-term debt	35,225	48,926

Total current liabilities	1,825,681	1,838,813
LONG-TERM DEBT	4,735,248	4,764,899
DEFERRED TAX LIABILITIES	408,153	365,496
OTHER LONG-TERM LIABILITIES	334,808	479,642

Total liabilities	7,303,890	7,448,850

COMMITMENTS AND CONTINGENCIES (See Note 21)
TEMPORARY EQUITY (See Note 15)	37,923	38,190
SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value—600,000 shares authorized	4,500	4,500
Additional paid-in capital	2,282,801	2,281,702
Accumulated deficit	(440,858)	(383,652)
Accumulated other comprehensive loss	(2,679)	(126,184)

Total shareholders’ equity	1,843,764	1,776,366

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,185,577	$9,263,406

See Notes to Consolidated Financial Statements.

USF HOLDING CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE FISCAL YEARS ENDED

DECEMBER 28, 2013, DECEMBER 29, 2012 AND DECEMBER 31, 2011

(in thousands)

	2013	2012	2011
NET SALES	$22,297,178	$21,664,921	$20,344,869
COST OF GOODS SOLD	18,474,039	17,971,949	16,839,850

Gross profit	3,823,139	3,692,972	3,505,019

OPERATING EXPENSES:
Distribution, selling and administrative costs	3,494,254	3,349,539	3,193,747
Restructuring and tangible asset impairment charges	8,386	8,923	71,892

Total operating expenses	3,502,640	3,358,462	3,265,639

OPERATING INCOME	320,499	334,510	239,380
INTEREST EXPENSE—Net	306,087	311,812	307,614
LOSS ON EXTINGUISHMENT OF DEBT	41,796	31,423	76,011

Loss before income taxes	(27,384)	(8,725)	(144,245)
INCOME TAX (PROVISION) BENEFIT	(29,822)	(42,448)	42,074

NET LOSS	(57,206)	(51,173)	(102,171)
OTHER COMPREHENSIVE INCOME (LOSS):
Changes in retirement benefit obligations, net of income tax	122,963	(14,160)	(17,629)
Changes in interest rate swap derivative, net of income tax	542	17,570	17,506

COMPREHENSIVE INCOME (LOSS)	$66,299	$(47,763)	$(102,294)

See Notes to Consolidated Financial Statements.

USF HOLDING CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED

DECEMBER 28, 2013, DECEMBER 29, 2012 AND DECEMBER 31, 2011

(in thousands)

					Accumulated Other Comprehensive Income (Loss)
	Number of Common Shares	Common Shares at Par Value	Additional Paid-In Capital	Accumulated Deficit	Retirement Benefit Obligation	Interest Rate Swap Derivative	Total	Total Shareholders’ Equity
BALANCE— January 1, 2011	450,000	$4,500	$2,267,709	$(230,308)	$(93,853)	$(35,618)	$(129,471)	$1,912,430
Remeasurement charge for temporary equity redemption value	—	—	(272)	—	—	—	—	(272)
Share-based compensation expense	—	—	13,416	—	—	—	—	13,416
Changes in retirement benefit obligations, net of income tax	—	—	—	—	(17,629)	—	(17,629)	(17,629)
Changes in interest rate swap derivative, net of income tax	—	—	—	—	—	17,506	17,506	17,506
Other	—	—	(55)	—	—	—	—	(55)
Net loss	—	—	—	(102,171)	—	—	—	(102,171)

BALANCE— December 31, 2011	450,000	4,500	2,280,798	(332,479)	(111,482)	(18,112)	(129,594)	1,823,225
Remeasurement charge for temporary equity redemption value	—	—	(1,438)	—	—	—	—	(1,438)
Share-based compensation expense	—	—	2,342	—	—	—	—	2,342
Changes in retirement benefit obligations, net of income tax	—	—	—	—	(14,160)	—	(14,160)	(14,160)
Changes in interest rate swap derivative, net of income tax	—	—	—	—	—	17,570	17,570	17,570
Net loss	—	—	—	(51,173)	—	—	—	(51,173)

BALANCE— December 29, 2012	450,000	4,500	2,281,702	(383,652)	(125,642)	(542)	(126,184)	1,776,366
Remeasurement charge for temporary equity redemption value	—	—	(3,481)	—	—	—	—	(3,481)
Share-based compensation expense	—	—	4,580	—	—	—	—	4,580
Changes in retirement benefit obligations, net of income tax	—	—	—	—	122,963	—	122,963	122,963
Changes in interest rate swap derivative, net of income tax	—	—	—	—	—	542	542	542
Net loss	—	—	—	(57,206)	—	—	—	(57,206)

BALANCE— December 28, 2013	450,000	$4,500	$2,282,801	$(440,858)	$(2,679)	$—	$(2,679)	$1,843,764

See Notes to Consolidated Financial Statements.

USF HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE FISCAL YEARS ENDED

DECEMBER 28, 2013, DECEMBER 29, 2012 AND DECEMBER 31, 2011

(in thousands)

	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(57,206)	$(51,173)	$(102,171)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	388,188	355,892	342,732
Gain on disposal of property and equipment, net	(1,909)	(1,493)	(308)
Loss on extinguishment of debt	41,796	31,423	76,011
Tangible asset impairment charges	1,860	7,530	9,260
Amortization of deferred financing costs	18,071	18,052	18,913
Amortization of Senior Notes original issue premium	(3,330)	—	—
Deferred tax provision (benefit)	29,603	42,142	(41,600)
Share-based compensation expense	8,406	4,312	14,677
Provision for doubtful accounts	19,481	10,701	17,567
Changes in operating assets and liabilities, net of acquisitions of businesses:
Increase in receivables	(26,581)	(56,639)	(116,229)
(Increase) decrease in inventories	(65,427)	(214,998)	23,989
Increase in prepaid expenses and other assets	(16,486)	(758)	(6,281)
(Decrease) increase in accounts payable and bank checks outstanding	(32,411)	198,227	109,086
Increase (decrease) in accrued expenses and other current liabilities	18,197	(27,299)	59,557
Decrease in securitization restricted cash	—	—	13,964

Net cash provided by operating activities	322,252	315,919	419,167

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of businesses, net	(11,369)	(106,041)	(41,385)
Proceeds from sales of property and equipment	14,608	19,685	7,487
Purchases of property and equipment	(191,131)	(293,456)	(304,414)

Net cash used in investing activities	(187,892)	(379,812)	(338,312)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt refinancing	854,485	1,269,625	900,000
Proceeds from other borrowings	1,644,000	2,031,000	225,000
Redemption of senior notes	—	—	(1,064,159)
Payment for debt financing costs and fees	(29,376)	(35,088)	(29,569)
Principal payments on debt and capital leases	(2,278,311)	(2,983,567)	(339,287)
Repurchase of senior subordinated notes	(375,144)	(175,338)	—
Contingent consideration paid for acquisitions of businesses	(6,159)	—	—
Proceeds from common stock sales	1,850	761	9,960
Common stock repurchased	(8,418)	(3,734)	(3,222)

Net cash (used in) provided by financing activities	(197,073)	103,659	(301,277)

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(62,713)	39,766	(220,422)
CASH AND CASH EQUIVALENTS—Beginning of year	242,457	202,691	423,113

CASH AND CASH EQUIVALENTS—End of year	$179,744	$242,457	$202,691

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest (net of amounts capitalized)	$298,915	$286,420	$229,553
Income taxes paid—net	209	369	418
Property and equipment purchases included in accounts payable	19,719	25,137	48,389
Capital lease additions	100,804	21,810	—
Contingent consideration payable for acquisitions of businesses	1,800	5,500	3,570
Payable for repurchase of common stock	1,006	—	—

See Notes to Consolidated Financial Statements.

USF HOLDING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 28, 2013 AND DECEMBER 29, 2012 AND FOR THE FISCAL YEARS ENDED

DECEMBER 28, 2013, DECEMBER 29, 2012 AND DECEMBER 31, 2011

1.	OVERVIEW AND BASIS OF PRESENTATION

USF Holding Corp., a Delaware corporation, and its consolidated subsidiaries are referred to here as “we,” “our,” “us,” “the Company,” or “USF.” USF conducts all of its operations through its wholly owned subsidiary US Foods, Inc. (“US Foods”). All of the indebtedness, as further described in Note 11—Debt—is an obligation of US Foods and its subsidiaries. US Foods Senior Notes due in 2019, as described below in Public Filer Status are traded over the counter and are not listed on any exchange.

Ownership—On July 3, 2007 (the “Closing Date”), USF, through a wholly owned subsidiary, and through a series of transactions, acquired all of our predecessor company’s common stock and certain related assets from Koninklijke Ahold N.V. (“Ahold”) for approximately $7.2 billion. USF is a corporation formed and controlled by investment funds associated with or designated by Clayton, Dubilier & Rice, Inc. (“CD&R”), and Kohlberg Kravis Roberts & Co. (“KKR”), (collectively the “Sponsors”).

Proposed Acquisition by Sysco—On December 8, 2013, USF entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sysco Corporation, a Delaware corporation (“Sysco”); Scorpion Corporation I, Inc., a Delaware corporation and a wholly owned subsidiary of Sysco (“Merger Sub One”); and Scorpion Company II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Sysco (“Merger Sub Two”), through which Sysco will acquire USF (the “Acquisition”) on the terms and subject to the conditions set forth in the Merger Agreement. The aggregate purchase price will consist of $500 million in cash and approximately $3 billion in Sysco’s common stock, subject to possible downward adjustment pursuant to the Merger Agreement. The Acquisition is expected to close in the third quarter of 2014. It is subject to customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). If the Merger Agreement is terminated because the required antitrust approvals cannot be obtained, or if the Acquisition does not close by a certain date as specified in the Merger Agreement, in certain circumstances Sysco will be required to pay USF a termination fee of $300 million.

Business Description—The Company through its subsidiary, US Foods, markets and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the United States. These include independently owned single and multi-location restaurants, regional concepts, national chains, hospitals, nursing homes, hotels and motels, country clubs, fitness centers, government and military organizations, colleges and universities, and retail locations.

Basis of Presentation—The Company operates on a 52-53-week fiscal year, with all periods ending on a Saturday. When a 53-week fiscal year occurs, we report the additional week in the fourth quarter. The fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011 are also referred to herein as fiscal years 2013, 2012 and 2011, respectively. The consolidated financial statements representing the 52-week fiscal year 2013 are for the period of December 30, 2012 through December 28, 2013. The consolidated financial statements representing the 52-week fiscal year 2012 are for the period of January 1, 2012 through December 29, 2012. The consolidated financial statements representing the 52-week fiscal year 2011 are for the period of January 2, 2011 through December 31, 2011.

Public Filer Status—During the fiscal second quarter 2013, our wholly owned subsidiary US Foods completed the registration of $1,350 million aggregate principal amount of outstanding 8.5% Senior Notes due 2019 (“Senior Notes”) and became subject to rules and regulations of the Securities and Exchange Commission, including periodic and current reporting requirements under the Securities Exchange Act of

1934, as amended, and the rules and regulations promulgated there under. The Company did not receive any proceeds from the registration of the Senior Notes. USF is not a public filer and its common stock is not publicly traded.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—Consolidated financial statements include the accounts of USF and its 100% owned subsidiary, US Foods, and its subsidiaries. All intercompany transactions have been eliminated in consolidation.

Use of Estimates—Consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). This requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and the related notes. Actual results could differ from these estimates. The most critical estimates used in the preparation of the Company’s consolidated financial statements pertain to the valuation of goodwill, other intangible assets, property and equipment, accounts receivable-related allowance, vendor consideration, self-insurance programs, and income taxes.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with a maturity of three or fewer months to be cash equivalents.

Accounts Receivable—Accounts receivable primarily represent amounts due from customers in the ordinary course of business and are recorded at the invoiced amount and do not bear interest. Receivables are presented net of the allowance for doubtful accounts in the accompanying Consolidated Balance Sheets. The Company evaluates the collectability of its accounts receivable and determines the appropriate reserve for doubtful accounts based on a combination of factors. When we are aware of a customer’s inability to meet its financial obligation, a specific allowance for doubtful accounts is recorded, reducing the receivable to the net amount we reasonably expect to collect. In addition, allowances are recorded for all other receivables based on analyzing historic collection trends, write-offs and the aging of receivables. The Company uses specific criteria to determine uncollectible receivables to be written off, including bankruptcy, accounts referred to outside parties for collection, and accounts past due over specified periods. If the financial condition of the Company’s customers were to deteriorate, additional allowances may be required.

Vendor Consideration and Receivables—The Company participates in various rebate and promotional incentives with its suppliers, primarily through purchase-based programs. Consideration earned under these incentives is recorded as a reduction of inventory cost, as the Company’s obligations under the programs are fulfilled primarily when products are purchased. Consideration is typically received in the form of invoice deductions, or less often in the form of cash payments. Changes in the estimated amount of incentives earned are treated as changes in estimates and are recognized in the period of change.

Vendor consideration is typically deducted from invoices or collected in cash within 30 days of being earned, if not sooner. Vendor receivables primarily represent the uncollected balance of the vendor consideration. Due to the process of primarily collecting the consideration by deducting it from the amounts due to the vendor, the Company does not experience significant collectability issues. The Company evaluates the collectability of its vendor receivables based on specific vendor information and vendor collection history.

Inventories—The Company’s inventories—consisting mainly of food and other foodservice-related products—are considered finished goods. Inventory costs include the purchase price of the product and freight charges to deliver it to the Company’s warehouses, and are net of certain cash or non-cash consideration received from vendors (see “Vendor Consideration and Receivables”). The Company assesses the need for valuation allowances for slow-moving, excess and obsolete inventories by estimating the net recoverable value of such goods based upon inventory category, inventory age, specifically identified items and overall economic conditions.

The Company records inventories at the lower of cost or market using the last-in, first-out (“LIFO”) method. The base year values of beginning and ending inventories are determined using the inventory price index computation method. This “links” current costs to original costs in the base year when the Company adopted LIFO. At December 28, 2013 and December 29, 2012, the LIFO balance sheet reserves were $148 million and $136 million, respectively. As a result of changes in LIFO reserves, cost of goods sold increased $12 million, $13 million and $59 million for fiscal years 2013, 2012 and 2011, respectively.

Property and Equipment—Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to 40 years. Property and equipment under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the leases or the estimated useful lives of the assets.

Routine maintenance and repairs are charged to expense as incurred. Applicable interest charges incurred during the construction of new facilities or development of software for internal use are capitalized as one of the elements of cost and are amortized over the useful life of the respective assets.

Property and equipment held and used by the Company are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. For purposes of evaluating the recoverability of property and equipment, the Company compares the carrying value of the asset or asset group to the estimated, undiscounted future cash flows expected to be generated by the long-lived asset or asset group. If the future cash flows included in a long-lived asset recoverability test do not exceed the carrying value, the carrying value is compared to the fair value of such asset. If the carrying value exceeds the fair value, an impairment charge is recorded for the excess.

The Company also assesses the recoverability of its closed facilities actively marketed for sale. If a facility’s carrying value exceeds its fair value, less an estimated cost to sell, an impairment charge is recorded for the difference. Assets held for sale are not depreciated.

Impairments are recorded as a component of Restructuring and tangible asset impairment charges in the Consolidated Statements of Comprehensive Income (Loss), as well as in a reduction of the assets’ carrying value in the Consolidated Balance Sheets. See Note 13 – Restructuring and Tangible Asset Impairment Charges for a discussion of our long-lived asset impairment charges.

Goodwill and Other Intangible Assets—Goodwill and Other intangible assets include the cost of the acquired business in excess of the fair value of the net tangible assets recorded in connection with acquisitions. Other intangible assets include customer relationships, the brand names comprising our portfolio of exclusive brands, and trademarks. As required, we assess Goodwill and Other intangible assets with indefinite lives for impairment annually, or more frequently if events occur that indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, our policy is to assess for impairment at the beginning of each fiscal third quarter. For other intangible assets with finite lives, we assess for impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. All goodwill is assigned to the consolidated Company as the reporting unit.

Self-Insurance Programs—The Company accrues estimated liability amounts for claims covering general liability, fleet liability, workers’ compensation, and group medical insurance programs. The amounts in excess of certain levels are fully insured. The Company accrues its estimated liability for the self-insured medical insurance program, including an estimate for incurred but not reported claims, based on known claims and past claims history. The Company accrues an estimated liability for the general liability, fleet liability and workers’ compensation programs. This is based on an assessment of exposure related to known claims and incurred but not reported claims, as applicable. The inherent uncertainty of future loss projections could cause actual claims to differ from our estimates. These accruals are included in Accrued expenses and Other long-term liabilities in the Consolidated Balance Sheets.

Share-Based Compensation—Certain employees participate in the 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates, as amended (“Stock Incentive Plan”), which allows purchases of shares of USF common stock, grants of restricted stock and restricted stock units of USF, and grants of options exercisable in USF common stock. The Company measures compensation expense for stock-based option awards at fair value at the date of grant, and it recognizes compensation expense over the service period for stock-based awards expected to vest. USF contributes shares to its subsidiary, US Foods for employee purchases and upon exercise of options or grants of restricted stock and restricted stock units.

Common Stock—Common stock is held primarily by our Sponsors and also members of management and key employees. Total common shares issued and outstanding were 457,023,499 and 457,482,158 at December 28, 2013 and December 29, 2012, respectively.

Temporary Equity—Temporary equity is a security with redemption features that are outside the control of the issuer, is not classified as an asset or liability in conformity with GAAP, and is not mandatorily redeemable. In contrast to common stock owned by the Sponsors, common stock owned by management and certain employees give the holder, via the management stockholder’s agreement, the right to require the Company to repurchase all of his or her restricted common stock in the event of a termination of employment due to death or disability. Since this redemption feature, or put option, is outside of the control of the Company, the value of the shares is shown outside of permanent equity as temporary equity. In addition to the value of the common stock held, stock-based awards with similar underlying common stock are also recorded in temporary equity. Temporary equity includes values for common stock issuances to management and certain employees, vested restricted shares, vested restricted stock units (“RSUs”) and vested stock option awards. Until the redemption feature becomes probable, the amount shown in temporary equity is the intrinsic value of the applicable common stock at issuance and the intrinsic value of stock-based awards at grant date. Because the Company grants stock option awards at fair value, the intrinsic value related to vested stock option awards is zero. Once redemption is deemed probable, if the intrinsic value is different than the current redemption value, the amount shown in temporary equity is adjusted to the current redemption value through a reclassification from/to additional paid-in capital. As of the balance sheet dates presented, there is no value from vested stock option awards recorded in temporary equity since the intrinsic value at the date of grant was zero and redemption is not probable.

Management Loans—Under the management stockholder’s agreement, employees can finance common stock purchases with full recourse notes due to the Company. The balance of these notes is recorded as a reduction to temporary equity. Generally, the notes are short-term in nature and are paid back in cash; however, certain employees have repaid balances due on their notes by selling back common stock to the Company.

Business Acquisitions—The Company accounts for business acquisitions under the acquisition method, in which assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. The operating results of the acquired companies are included in the Company’s consolidated financial statements from the date of acquisition.

Revenue Recognition—The Company recognizes revenue from the sale of product when the title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company grants certain customers sales incentives—such as rebates or discounts—and treats these as a reduction of sales at the time the sale is recognized. Sales taxes invoiced to customers and remitted to governmental authorities are excluded from net sales.

Cost of Goods Sold—Cost of goods sold includes amounts paid to manufacturers for products sold, net of vendor consideration, plus the cost of transportation to bring the products to the Company’s distribution facilities. Cost of goods sold excludes depreciation and amortization—as the Company acquires its inventories generally in a complete and salable state—and includes warehousing related costs in distribution, selling and administrative costs. The amounts presented for Cost of goods sold may not be comparable to similar measures disclosed by other companies, because not all companies calculate Cost of goods sold in the same manner.

Shipping and Handling Costs—Shipping and handling costs—which include costs related to the selection of products and their delivery to customers—are recorded as a component of Distribution, selling and administrative costs. Shipping and handling costs were $1.5 billion, $1.5 billion and $1.4 billion for fiscal years 2013, 2012 and 2011, respectively.

Income Taxes—The Company accounts for income taxes under the asset and liability method. This requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date. Net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized.

An uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Uncertain tax positions are recorded at the largest amount that is more likely than not to be sustained. The Company adjusts the amounts recorded for uncertain tax positions when its judgment changes, as a result of evaluating new information not previously available. These differences are reflected as increases or decreases to income tax expense in the period in which they are determined.

Derivative Financial Instruments—The Company has used interest rate swap agreements from time to time to manage its exposure to interest rate movements on its variable-rate term loan obligation. The Company does not use financial instruments or derivatives for trading or other speculative purposes. The interest rate swap derivatives at December 29, 2012 were recorded in its Consolidated Balance Sheets at fair value. The interest rate swap derivatives expired in January 2013.

In the normal course of business, the Company enters into forward purchase agreements to procure fuel, electricity and product commodities related to its business. These agreements often meet the definition of a derivative. However, in these cases, the Company has elected to apply the normal purchase and sale exemption available under derivatives accounting literature, and these agreements are not recorded at fair value.

Concentration Risks—Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash equivalents and accounts receivable. The Company’s cash equivalents are invested primarily in money market funds at major financial institutions. Credit risk related to accounts receivable is dispersed across a larger number of customers located throughout the United States. The Company attempts to reduce credit risk through initial and ongoing credit evaluations of its customers’ financial condition. There were no receivables from any one customer representing more than 5% of our consolidated gross accounts receivable at December 28, 2013 and December 29, 2012.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exist. This update requires an entity to present an unrecognized tax benefit—or a portion of an unrecognized tax benefit—in the financial statements as a reduction to a deferred tax asset for a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward except when (1) an NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position; or (2) the entity does not intend to use the deferred tax asset for this purpose (provided that the tax law permits a choice). If either of these conditions exists, an entity should present an unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. Additional recurring disclosures are not required because the ASU does not affect the recognition, measurement or tabular disclosure of uncertain tax positions. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2013, with early adoption permitted. The adoption of this guidance in fiscal year 2014 is not expected to affect the Company’s financial statements and related disclosures as it currently presents unrecognized tax benefits in its financial statements as a reduction of deferred tax assets.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present—either on the face of the financial statements or in the notes—significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. The update does not change the items reported in other comprehensive income, or when an item of other comprehensive income is reclassified to net income. As this guidance only revises the presentation and disclosures related to the reclassification of items out of accumulated other comprehensive income, the Company’s adoption of this guidance in the first quarter of 2013 did not affect its financial position, results of operations or cash flows. See Note 18—Reclassifications Out of Accumulated Other Comprehensive Loss, which presents the disclosures required by this update.

4.	FAIR VALUE MEASUREMENTS

The Company follows the accounting standards for fair value, whereas fair value is a market-based measurement, not an entity-specific measurement. The Company’s fair value measurements are based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—observable inputs, such as quoted prices in active markets;

•

Level 2—observable inputs other than those included in Level 1, such as quoted prices for similar assets and liabilities in active or inactive markets that are observable either directly or indirectly, or other inputs that are observable or can be corroborated by observable market data; and

•	Level 3—unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized as of the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented below.

The Company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis as of December 28, 2013 and December 29, 2012 aggregated by the level in the fair value hierarchy within which those measurements fall, are as follows (in thousands):

Description	Level 1	Level 2	Level 3	Total
Recurring fair value measurements:
Money market funds	$64,100	$—	$—	$64,100

Balance at December 28, 2013	$64,100	$—	$—	$64,100

Interest rate swap derivative liability	$—	$(2,034)	$—	$(2,034)

Balance at December 29, 2012	$—	$(2,034)	$—	$(2,034)

Nonrecurring fair value measurements:
Assets held for sale	$—	$—	$10,930	$10,930

Balance at December 28, 2013	$—	$—	$10,930	$10,930

Assets held for sale	$—	$—	$23,400	$23,400
Property and equipment	—	—	3,361	3,361
Contingent consideration payable for business acquisitions	—	—	5,500	5,500

Balance at December 29, 2012	$—	$—	$32,261	$32,261

Recurring Fair Value Measurements

Derivative Instruments

The Company’s objective in using interest rate swap agreements from time-to-time was to manage its exposure to interest rate movements on its variable-rate term loan obligation. In 2008, the Company entered into three interest rate swaps to hedge the variable cash flows associated with a former variable-rate term loan (the “Amended 2007 Term Loan”). The interest rate swaps, designated as cash flow hedges of interest rate risk, expired in January 2013.

At December 29, 2012, the Company recorded its interest rate swap derivatives in its Consolidated Balance Sheet at fair value. Fair value was estimated based on projections of cash flows and future interest rates. The determination of fair value included the consideration of any credit valuation adjustments necessary, giving consideration to the creditworthiness of the respective counterparties or the Company, as appropriate. The fair value of the interest rate swap derivative financial instruments, classified under Level 2 of the fair value hierarchy at December 29, 2012 was $2 million. The interest rate swap derivative financial instruments were included in the Company’s Consolidated Balance Sheets in Accrued expenses and other current liabilities.

The Company reclassified $1 million from Accumulated other comprehensive loss as an increase to Interest expense when the 2008 interest rate swaps expired in January 2013, and it recognized interest income of $1 million related to the ineffective portion of the interest rate swap derivatives.

The effect of the Company’s interest rate swap derivative financial instruments in the Consolidated Statements of Comprehensive Income (Loss) for fiscal years 2013 and 2012 is as follows (in thousands):

Effect of Interest Rate Swap Derivative Instruments in the Consolidated Statements of Comprehensive Income (Loss)
Derivatives in Cash Flow Hedging Relationships	Amount of Loss Recognized in Other Comprehensive Income (Loss) on Derivative (Effective Portion), net of tax	Location of Loss Reclassified From Accumulated Other Comprehensive Loss	Amount of Loss Reclassified from Accumulated Other Comprehensive Loss into Income (Effective portion), net of tax	Location of Loss Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Income (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)
For fiscal year 2013:
Interest rate swap derivative	$(255)	Interest expense—net	$(797)	Interest expense—net	$645

For fiscal year 2012:
Interest rate swap derivative	$(1,479)	Interest expense—net	$(19,049)	Interest expense—net	$(645)

Money Market Funds

Money market funds include highly liquid investments with an original maturity of three or fewer months. They are valued using quoted market prices in active markets and are classified under Level 1 within the fair value hierarchy. The Company had money market funds of $64 million and $0 at December 28, 2013 and December 29, 2012, respectively.

Nonrecurring Fair Value Measurements

Property and Equipment

Property and equipment held and used by the Company are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The Company estimates the fair value of various property and equipment assets for purposes of recording necessary impairment charges. Fair value is estimated by the Company based on information received from real estate brokers. No impairments to the Company’s property, plant and equipment were recognized during 2013. During 2012, the Company recorded $5 million of tangible asset impairment charges for property and equipment not classified as Assets held for sale, which reduced the carrying value of these assets to estimated fair value.

The Company is required to record Assets held for sale at the lesser of the depreciated carrying amount or estimated fair value less costs to sell. During 2013 and 2012, certain Assets held for sale were adjusted to equal their estimated fair value, less costs to sell, resulting in a $2 million intangible asset impairment charge in each of these years. Fair value was estimated by the Company based on information received from real estate brokers. The amounts included in the tables above, classified under Level 3 within the fair value hierarchy, represent the estimated fair values of those property and equipment that became the new carrying amounts at the time the impairments were recorded.

Other Fair Value Measurements

The carrying value of cash, restricted cash, accounts receivable, bank checks outstanding, trade accounts payable, and accrued expenses approximate their fair values, due to their short-term maturities.

The fair value of total debt approximated $4.9 billion compared to its aggregate carrying value of $4.8 billion as of December 28, 2013 and as of December 29, 2012. Fair value of the Company’s debt is primarily classified under Level 3 of the fair value hierarchy, with fair value estimated based upon a combination of the cash flows expected to be generated under these debt facilities, interest rates that are currently available to the Company for debt with similar terms, and estimates of the Company’s overall credit risk. The fair value of the Company’s 8.5% Senior Notes is classified under Level 2 of the fair value hierarchy, with fair value based on the closing market price at the end of the reporting period, and estimated at $1.5 billion as of December 28, 2013.

5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of the activity in the allowance for doubtful accounts for the last three fiscal years is as follows (in thousands):

	2013	2012	2011
Balance at beginning of year	$25,606	$35,100	$36,904
Charged to costs and expenses	19,481	10,701	17,156
Customer accounts written off—net of recoveries	(19,936)	(20,195)	(18,960)

Balance at end of year	$25,151	$25,606	$35,100

This table does not include the vendor receivable related allowance for doubtful accounts of $3 million, $4 million and $5 million at December 28, 2013, December 29, 2012 and December 31, 2011, respectively.

6.	ACCOUNTS RECEIVABLE FINANCING PROGRAM

Under its accounts receivable financing program (“2012 ABS Facility”), which replaced the Company’s prior accounts receivable securitization program, our subsidiary, US Foods and certain of its subsidiaries sell—on a revolving basis—their eligible receivables to a 100% owned, special purpose, bankruptcy remote subsidiary (the “Receivables Company”). This subsidiary, in turn, grants a continuing security interest in all of its rights, title and interest in the eligible receivables to the administrative agent for the benefit of the lenders (as defined by the 2012 ABS Facility). The Company consolidates the Receivables Company and, consequently, the transfer of the receivables is a transaction internal to the Company and the receivables have not been derecognized from the Company’s Consolidated Balance Sheets. On a daily basis, cash from accounts receivable collections is remitted to the Company as additional eligible receivables are sold to the Receivables Company. If, on a weekly settlement basis, there are not sufficient eligible receivables available as collateral, the Company is required to either provide cash collateral to cover the shortfall or, in lieu of providing cash collateral to cover the shortfall, it can pay down its borrowings on the 2012 ABS Facility. Due to sufficient eligible receivables available as collateral, no cash collateral was held at December 28, 2013 or December 29, 2012.

The maximum capacity under the 2012 ABS Facility is $800 million. Borrowings under the 2012 ABS Facility were $686 million as of December 28, 2013 and December 29, 2012. Included in the Company’s accounts receivable balance as of December 28, 2013 and December 29, 2012 was $930 million and $918 million, respectively, of receivables held as collateral in support of the 2012 ABS Facility. See Note 11—Debt for a further description of the 2012 ABS Facility.

7.	RESTRICTED CASH

At December 28, 2013 and December 29, 2012, the Company had $7 million of restricted cash included in its Consolidated Balance Sheets in Other assets. This restricted cash primarily represented security deposits and escrow amounts related to certain properties collateralizing the commercial mortgage-backed securities loan facility (“CMBS Fixed Facility”). See Note 11—Debt.

8.	PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	December 28, 2013	December 29, 2012	Range of Useful Lives
Land	$287,385	$286,758
Buildings and building improvements	1,052,355	1,013,792	10–40 years
Transportation equipment	586,376	487,858	5–10 years
Warehouse equipment	278,732	263,388	5–12 years
Office equipment, furniture and software	532,389	446,875	3–7 years
Construction in process	104,717	97,556

	2,841,954	2,596,227
Less accumulated depreciation and amortization	(1,093,459)	(889,839)

Property and equipment—net	$1,748,495	$1,706,388

Transportation equipment included $94 million of capital lease assets at December 28, 2013, and zero at December 29, 2012. Buildings and building improvements included $33 million and $32 million of capital lease assets at December 28, 2013 and December 29, 2012, respectively. Accumulated amortization of capital lease assets was $14 million and $4 million at December 28, 2013 and December 29, 2012, respectively. Interest capitalized was $2 million in 2013 and $1 million in 2012.

Depreciation and amortization expense of property and equipment—including amortization of capital lease assets—was $240 million, $217 million and $208 million for the fiscal years 2013, 2012 and 2011, respectively.

9.	GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangible assets include the cost of acquired businesses in excess of the fair value of the tangible net assets recorded in connection with acquisitions. Other intangible assets include customer relationships, the brand names comprising our portfolio of exclusive brands, and trademarks. Brand names and trademarks are indefinite-lived intangible assets and, accordingly, are not subject to amortization.

Customer relationship intangible assets have definite lives, so they are carried at the acquired fair value less accumulated amortization. Customer relationship intangible assets are amortized on a straight-line basis over the estimated useful lives (four to 10 years) and amortization expense was $147 million, $139 million and $135 million for the fiscal years ended 2013, 2012 and 2011, respectively. The 2013 business acquisition customer relationship intangible asset is being amortized on a straight-line basis over four years. The weighted-average remaining useful life of all customer relationship intangibles was approximately three years at December 28, 2013. Amortization of these customer relationship assets is estimated to be $150 million in 2014, $147 million in 2015, $140 million in 2016, and $63 million in 2017. The 2013 business acquisition noncompete agreement intangible asset is being amortized on a straight-line basis over five years. Amortization of this intangible asset is estimated to be $0.2 million annually through 2017 and $0.1 million in 2018.

Goodwill and other intangibles, net, consisted of the following (in thousands):

	December 28, 2013	December 29, 2012
Goodwill	$3,835,477	$3,833,301

Customer relationships—amortizable:
Gross carrying amount	$1,377,663	$1,366,056
Accumulated amortization	(877,396)	(729,403)

Net carrying value	500,267	636,653

Noncompete agreement—amortizable:
Gross carrying amount	800	—
Accumulated amortization	(27)	—

Net carrying value	773	—

Brand names and trademarks—not amortizing	252,800	252,800

Total other intangibles—net	$753,840	$889,453

The 2013 increase in goodwill is attributable to the finalization of the purchase price of a 2012 business acquisition. The net increase in customer relationships during 2013 is attributable to the 2013 business acquisition. The noncompete agreement is related to the 2013 business acquisition.

We completed the annual impairment assessment for goodwill, and our portfolio of brand names and trademarks, the indefinite-lived intangible assets, on June 30, 2013, the first day of our fiscal third quarter, with no impairments noted. Our assessment used a discounted cash flow analysis, comparative market multiples, and comparative market transaction multiples to determine the fair value of the reporting unit for comparison to the corresponding carrying value. If the carrying value of the reporting unit exceeds its fair value, we must then perform a comparison of the implied fair value of goodwill with its carrying value. If the carrying value of the goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess. Based upon our 2013 annual impairment analysis, we believe the fair value of the Company’s single reporting unit exceeded its carrying value. Our fair value estimates of the brand name and trademark indefinite-lived intangible assets are based on a discounted cash flow analysis. Due to the many variables inherent in estimating fair value and the relative size of the recorded indefinite-lived intangible assets, differences in assumptions may have a material effect on the results of our impairment analysis.

10.	ASSETS HELD FOR SALE

The Company classifies its closed facilities as Assets held for sale at the time management commits to a plan to sell the facility and it is unlikely the plan will be changed, the facility is actively marketed and available for immediate sale, and the sale is expected to be completed within one year. Due to market conditions, certain facilities may be classified as Assets held for sale for more than one year as the Company continues to actively market the facilities at reasonable prices. For all properties held for sale, the Company has exited operations from the facilities and, thus, the properties are no longer productive assets. Further, the Company has no history of changing its plan to dispose of a facility once the decision has been made. At December 28, 2013 and at December 29, 2012, $10 million and $12 million, respectively, of closed facilities were included in Assets held for sale for more than one year.

The changes in Assets held for sale for fiscal years 2013 and 2012 were as follows (in thousands):

	2013	2012
Balance at beginning of year	$23,193	$30,405
Transfers in	4,193	11,804
Assets sold	(10,972)	(16,526)
Tangible asset impairment charges	(1,860)	(2,490)

Balance at end of the year	$14,554	$23,193

During 2013, the Company reclassified an idle facility to Assets held for sale. Additionally, it sold four facilities previously classified as Assets held for sale for net proceeds of $11 million, which approximated their carrying values. During 2012, the Company reclassified $12 million of property and equipment from three facilities closed in 2012 and one facility closed in 2011 to Assets held for sale, and sold four facilities previously classified as Assets held for sale for net proceeds of $17 million. The Company recognized a net gain on sold facilities of $1 million in 2012.

As discussed in Note 4—Fair Value Measurements, during 2013 and 2012, certain Assets held for sale were adjusted to equal their estimated fair value, less costs to sell. This resulted in tangible asset impairment charges of $2 million in fiscal 2013 and 2012.

11.	DEBT

The Company’s debt consisted of the following (in thousands):

Debt Description	Contractual Maturity	Interest Rate at December 28, 2013	December 28, 2013	December 29, 2012
ABL Facility	May 11, 2016	3.66%	$20,000	$170,000
2012 ABS Facility	August 27, 2015	1.46	686,000	686,000
Amended 2011 Term Loan	March 31, 2019	4.50	2,094,750	—
2011 Term Loan	—	—	—	418,625
Amended 2007 Term Loan	—	—	—	1,684,086
CMBS Fixed Facility	August 1, 2017	6.38	472,391	472,391
CMBS Floating Facility	—	—	—	—
Senior Notes	June 30, 2019	8.50	1,350,000	975,000
Senior Subordinated Notes	—	—	—	355,166
Obligations under capital leases	2019-2025	4.39–6.25	116,662	31,075
Other debt	2018-2031	5.75–9.00	12,359	12,966

Total debt			4,752,162	4,805,309
Add unamortized premium			18,311	8,516
Less current portion of long-term debt			(35,225)	(48,926)

Long-term debt			$4,735,248	$4,764,899

As of December 28, 2013, $1,951 million of the total debt was at a fixed rate and $2,801 million was at a floating rate.

Principal payments to be made on outstanding debt as of December 28, 2013, were as follows (in thousands):

2014	$35,225
2015	727,265
2016	56,857
2017	510,139
2018	38,684
Thereafter	3,383,992

$4,752,162

Revolving Credit Agreement

The Company’s asset backed senior secured revolving loan facility (“ABL Facility”) provides for loans of up to $1,100 million, with its capacity limited by borrowing base calculations. As of December 28, 2013, the Company had $20 million of outstanding borrowings and had issued Letters of Credit totaling $293 million under the ABL Facility. Outstanding Letters of Credit included 1) $93 million issued in favor of Ahold to secure their contingent exposure under guarantees of our obligations with respect to certain leases, 2) $183 million issued in favor of certain commercial insurers securing our obligations with respect to our self-insurance program, and 3) letters of credit of $17 million for other obligations. There was available capacity on the ABL Facility of $787 million at December 28, 2013, according to the borrowing base calculation. As of December 28, 2013, on borrowings up to $75 million, the Company can periodically elect to pay interest at Prime plus 2.5% or LIBOR plus 3.5%. On borrowings in excess of $75 million, the Company can periodically elect to pay interest at Prime plus 1.25% or LIBOR plus 2.25%. The ABL facility also carries letter of credit fees of 2.25% and an unused commitment fee of 0.38%. The Company anticipates repaying all or substantially all of the outstanding ABL borrowings at times during the next 12 months, and re-borrowing funds under the facility, as needed. The Company expects its borrowing base capacity will exceed its ABL facility borrowing needs at all times during the next 12 months and, accordingly, it has included these borrowings in long-term debt in its Consolidated Balance Sheets at December 28, 2013. The weighted-average interest rate for the ABL Facility was 3.50% for 2013 and 3.15% for 2012.

Accounts Receivable Financing Program

Under the 2012 ABS Facility, which replaced the Company’s prior accounts receivable securitization, our subsidiary, US Foods and certain of its subsidiaries sell—on a revolving basis—their eligible receivables to a 100% owned, special purpose, bankruptcy remote subsidiary of the Company (the “Receivables Company”). This subsidiary, in turn, grants a continuing security interest in all of its rights, title and interest in the eligible receivables to the administrative agent for the benefit of the lenders (as defined by the 2012 ABS Facility). The maximum capacity under the 2012 ABS Facility is $800 million. Borrowings under the 2012 ABS Facility were $686 million at December 28, 2013 and December 29, 2012. The Company, at its option, can request additional 2012 ABS Facility borrowings up to the maximum commitment, provided sufficient eligible receivables are available as collateral. The portion of the loan held by the lenders who fund the loan with commercial paper bears interest at the lender’s commercial paper rate, plus any other costs associated with the issuance of commercial paper, plus 1.25% and an unused commitment fee of 0.35%. The portion of the loan held by lenders that do not fund the loan with commercial paper bears interest at LIBOR plus 1.25% and an unused commitment fee of 0.35%. See Note 6—Accounts Receivable Financing Program for a further description of the Company’s Accounts Receivable Financing Program. The weighted-average interest rate for the 2012 ABS Facility was 1.55% for 2013 and 1.57% for 2012.

The 2012 ABS Facility replaced the Company’s former ABS facility. See “Debt Refinancing Transactions” discussed below.

Term Loan Agreement

The Company’s senior secured term loan (“Amended 2011 Term Loan”) consisted of a senior secured term loan with outstanding borrowings of $2,095 million at December 28, 2013. The Amended 2011 Term Loan bears interest equal to Prime plus 2.5%, or LIBOR plus 3.5%, with a LIBOR floor of 1.0%, based on a periodic election of the interest rate by the Company. Principal repayments of $5 million are payable quarterly with the balance at maturity. The Amended 2011 Term Loan may require mandatory repayments if certain assets are sold, or based on excess cash flow generated by the Company, as defined in the agreement. At December 28, 2013, entities affiliated with KKR held $287 million of the Company’s Amended 2011 Term Loan debt. The interest rate for all borrowings on the Amended 2011 Term Loan was 4.5%—the LIBOR floor of 1.0% plus 3.5%—for all periods in 2013.

The term loan agreement was amended during 2013 and 2012. See “Debt Refinancing Transactions” discussed below.

Other Debt

The CMBS Fixed Facility provides financing of $472 million and is secured by mortgages on 38 properties, consisting primarily of distribution centers. The CMBS Fixed Facility bears interest at 6.38%.

The unsecured Senior Notes with outstanding principal of $1,350 million and $975 million at December 28, 2013 and December 29, 2012, respectively, bear interest at 8.5%. There was unamortized original issue premium associated with the Senior Notes issuances of $18 million and $9 million at December 28, 2013 and December 29, 2012, respectively. This is amortized as a decrease to Interest expense over the remaining life of the debt facility. As of December 28, 2013, entities affiliated with KKR held $2 million of the Company’s Senior Notes.

Effective December 19, 2013, upon consent of the note holders, the Senior Notes Indenture was amended so that the proposed Acquisition will not constitute a “Change of Control,” as defined in the Indenture. In the event of a “Change of Control,” the holders of the Senior Notes would have the right to require the Company to repurchase all or any part of their notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. If the Acquisition is terminated under terms of the agreement—or not completed by September 8, 2015—the Senior Notes Indenture will revert to its original terms. See Note 14—Related Party Transactions for a discussion of Senior Notes Indenture amendment fees paid by Sysco, and Note 1—Proposed Acquisition by Sysco.

Obligations under capital leases consist of amounts due for transportation equipment and building leases.

Debt Refinancing Transactions

Since 2011, we have entered into a series of transactions to refinance our debt facilities and extend debt maturity dates, including the following transactions:

2013 Refinancing

•

In June 2013, the Company refinanced its term loan agreements. The aggregate principal outstanding of the 2011 Term Loan was increased to $2,100 million, and the maturity date of the loan facility was extended from March 31, 2017 to March 31, 2019. The Amended 2011 Term Loan facility refinanced an aggregate of $2,091 million in principal under the Company’s Amended 2007 Term Loan and 2011 Term Loan facilities. Continuing lenders refinanced an aggregate of $1,634 million in principal of Term Loan debt. They also purchased $371 million in principal of Term Loan debt from lenders electing not to participate in, or electing to decrease their holdings in, the Amended 2011 Term Loan facility. Additionally, the Company sold $95 million in principal of the Amended 2011 Term Loan to new lenders.

•

The Company performed an analysis by creditor to determine if the terms of the Amended 2011 Term Loan were substantially different from the previous term loan facilities. Based upon the analysis, it was determined that continuing lenders holding a significant portion of the Amended 2011 Term Loan had terms that were substantially different from their original loan agreements. As a result, this portion of the transaction was accounted for as an extinguishment of debt and the contemporaneous acquisition of new debt. Lenders holding the remaining portion of the Amended 2011 Term Loan had terms that were not substantially different from their original loan agreements and, as a consequence, this portion of the transaction was accounted for as a debt modification as opposed to an extinguishment of debt.

•

In January 2013, the Company redeemed the remaining $355 million in aggregate principal amount of its 11.25% Senior Subordinated Notes (“Senior Subordinated Notes”) due June 30, 2017. This was done at a price equal to 105.625% of the principal amount of the Senior Subordinated Notes, plus accrued and unpaid interest to the redemption date. An entity affiliated with CD&R held all of the redeemed Senior Subordinated Notes. To fund the redemption of these notes, the Company issued $375 million in principal amount of its Senior Notes at a price equal to 103.5% of the principal amount, for gross proceeds of $388 million.

The 2013 refinancing resulted in a loss on extinguishment of debt of $42 million. That consisted of a $20 million Senior Subordinated Notes early redemption premium, a write-off of $13 million of unamortized debt issuance costs related to the old debt facilities, and $9 million of lender fees and third party costs related to these transactions. Unamortized debt issuance costs of $6 million related to the portion of the Term Loan refinancing accounted for as a debt modification will be carried forward and amortized through March 31, 2019—the maturity date of the Amended 2011 Term Loan.

2012 Refinancing

•

In 2012, the Company entered into two transactions to amend its 2007 Term Loan, originally scheduled to mature on July 3, 2014. Holders of $1,691 million in principal of the 2007 Term Loan consented to extend the maturity date from July 3, 2014 to March 31, 2017. The Company repaid $249 million in principal of the 2007 Term Loan to lenders not consenting to extend their term loan holdings. The transactions did not require repayment and the receipt of new proceeds for the $1,691 million of extended 2007 Term Loan principal.

•

We performed an analysis by creditor to determine if the terms of the Amended 2007 Term Loan were substantially different from the previous facility. Continuing lenders holding a significant portion of the Amended 2007 Term Loan had terms that were substantially different from their original loan agreements. As a result, this portion of the transaction was accounted for as an extinguishment of debt and the contemporaneous acquisition of new debt. Lenders holding the remaining portion of the Amended 2007 Term Loan had terms that were not substantially different from their original loan agreements. As a consequence, this portion of the transaction was accounted for as a debt modification as opposed to an extinguishment of debt.

•

In December 2012, the Company redeemed $166 million in principal of its Senior Subordinated Notes with proceeds from the issuance of $175 million in principal of Senior Notes. The Senior Notes were issued at 101.5% for gross proceeds of $178 million. An entity affiliated with CD&R held all of the redeemed Senior Subordinated Notes.

•

In August 2012, the Company entered into a new ABS loan facility: the 2012 ABS Facility. The Company borrowed $686 million under the 2012 ABS Facility and used the proceeds to repay all amounts due on its previous ABS Facility. A portion of the lenders under the 2012 ABS Facility were also lenders under the previous ABS Facility. Since the terms of the 2012 ABS Facility were not substantially different from the previous facility, the portion of the 2012 ABS Facility pertaining to those continuing lenders was accounted for as a debt modification versus an extinguishment of debt.

The 2012 refinancing resulted in a loss on extinguishment of debt of $31 million. This consisted of $12 million of lender fees and third party costs related to the transactions, a write-off of $10 million of unamortized debt issuance costs related to the old debt facilities, and a $9 million Senior Subordinated Notes early redemption premium.

2011 Refinancing

In May 2011, the Company entered into a series of transactions resulting in the redemption of $1 billion in principal of its 10.25% Senior Notes due June 30, 2015 (“Old Senior Notes”). The refinancing redeemed all of the Old Senior Notes outstanding. It was funded primarily by the issuance of $400 million in principal of Senior Notes, and proceeds from the $425 million in principal issued under the 2011 Term Loan.

The redemption of the Old Senior Notes resulted in a loss on extinguishment of debt of $76 million. That included an early redemption premium of $64 million and a write-off of $12 million of unamortized debt issuance costs related to the Old Senior Notes.

Refinancing Transaction Costs

The Company incurred transaction costs of $29 million, $35 million and $30 million related to the 2013, 2012 and 2011 debt refinancing transactions, respectively. Transaction costs primarily consisted of loan fees, arrangement fees, rating agency fees and legal fees.

Security Interests

Substantially all of our assets are pledged under the various debt agreements. Debt under the 2012 ABS Facility is secured by certain designated receivables and, in certain circumstances, by restricted cash. The ABL Facility is secured by certain other designated receivables not pledged under the 2012 ABS Facility, inventory and tractors and trailers owned by the Company. The CMBS Fixed Facility is collateralized by mortgages on the 38 related properties. Our obligations under the Amended 2011 Term Loan are guaranteed by security in all of the capital stock of our subsidiaries, each of the direct and indirect 100% owned domestic subsidiaries (as defined in the agreements), and are secured by substantially all assets of the Company and its subsidiaries not pledged under the 2012 ABS Facility and the CMBS Facilities. More specifically, the Amended 2011 Term Loan has priority over certain collateral securing the ABL Facility, and it has second priority for other collateral securing the ABL Facility. The former CMBS Floating Facility was collateralized by mortgages on 15 related properties until July 9, 2012, when its outstanding borrowings were repaid. Currently, 14 properties remain in the special purpose, bankruptcy remote subsidiary and are not pledged as collateral under any of the Company’s debt agreements.

Restrictive Covenants

Our credit facilities, loan agreements and indentures contain customary covenants. These include, among other things, covenants that restrict our ability to incur certain additional indebtedness, create or permit liens on assets, pay dividends, or engage in mergers or consolidations. Certain debt agreements also contain various and customary events of default with respect to the loans. Those include, without limitation, the failure to pay interest or principal when it is due under the agreements, cross default provisions, the failure of representations and warranties contained in the agreements to be true, and certain insolvency events. If a default event occurs and continues, the principal amounts outstanding—together with all accrued unpaid interest and other amounts owed—may be declared immediately due and payable by the lenders. Were such an event to occur, the Company would be forced to seek new financing that may not be on as favorable terms as its current facilities. The Company’s ability to refinance its indebtedness on favorable terms—or at all—is directly affected by the current economic and financial conditions. In addition, the Company’s ability to incur secured indebtedness (which may enable it to achieve more favorable terms than the incurrence of unsecured indebtedness) depends in part on the value of its assets. This, in turn, relies on the strength of its cash flows, results of operations, economic and market conditions and other factors.

12.	ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES

Accrued expenses and other long-term liabilities consisted of the following (in thousands):

	December 28, 2013	December 29, 2012
Accrued expenses and other current liabilities:
Salary, wages and bonus expenses	$110,427	$60,855
Operating expenses	61,500	66,795
Workers’ compensation, general liability and fleet liability	42,204	44,868
Group medical liability	20,379	21,701
Customer rebates and other selling expenses	63,038	60,598
Restructuring	13,184	11,696
Property and sales tax	22,526	20,790
Interest payable	70,702	79,951
Interest rate swap derivative	—	2,034
Other	19,675	19,018

Total accrued expenses and other current liabilities	$423,635	$388,306

Other long-term liabilities:
Workers’ compensation, general liability and fleet liability	$111,364	$114,601
Accrued pension and other postretirement benefit obligations	100,393	239,549
Restructuring	58,034	65,602
Unfunded lease obligation	33,404	28,371
Other	31,613	31,519

Total Other long-term liabilities	$334,808	$479,642

Self-Insured Liabilities—The Company has a self-insurance program for general liability, fleet liability and workers’ compensation claims. Claims in excess of certain levels are fully insured. The self-insurance liabilities, included in the table above under “Workers’ compensation, general liability and fleet liability,” are recorded at discounted present value. This table summarizes self-insurance liability activity for the last three fiscal years (in thousands):

	2013	2012	2011
Balance at beginning of the year	$159,469	$175,891	$187,694
Charged to costs and expenses	56,526	37,763	46,127
Payments	(62,427)	(54,185)	(57,930)

Balance at end of the year	$153,568	$159,469	$175,891

13.	RESTRUCTURING AND TANGIBLE ASSET IMPAIRMENT CHARGES

The Company periodically closes distribution facilities, because it has built new ones or consolidated operations. Additionally, as part of its ongoing efforts to reduce costs and improve operating efficiencies, the Company continues to implement its plan to migrate from a decentralized to a functionalized organization, with more processes and technologies standardized and centralized across the Company. During all periods presented, the Company incurred restructuring costs as a result of these activities.

2013 Activities—During 2013, the Company recognized Restructuring and tangible asset impairment charges of $8 million. The Company announced the closing of three distribution facilities that ceased operations in 2014. These actions resulted in $4 million of severance and related costs. Also during 2013, certain Assets held for sale were adjusted to equal their estimated fair value, less costs to sell, resulting in tangible asset impairment charges of $2 million. In addition, the Company incurred $2 million of other severance costs, including $1 million for a multiemployer pension withdrawal liability.

2012 Activities—During 2012, the Company recognized Restructuring and tangible asset impairment charges of $9 million. The Company announced the closing of four facilities, including three distribution facilities and one administrative support facility. The closed facilities ceased operations in 2012 and were consolidated into other Company locations. The closing of the four facilities resulted in $5 million of tangible asset impairment charges to property and equipment, and minimal severance and related costs.

During 2012, the Company recognized $3 million of net severance and related costs for initiatives to reorganize our business along functional lines and optimize processes and systems. Also, certain Assets held for sale were adjusted to equal their estimated fair value, less costs to sell, resulting in tangible asset impairment charges of $2 million. Additionally, the Company reversed $2 million of liabilities for unused leased facilities.

2011 Activities—During 2011, the Company announced the closing of four distribution facilities and recognized Restructuring and tangible asset impairment charges of $72 million. Three of the facilities ceased operations in 2011 and the other facility ceased operating in 2012. One facility was closed due to construction of a new facility, and the operations of the remaining three closed facilities were consolidated into other Company facilities. These actions resulted in $45 million of severance and related costs, including a $40 million multiemployer pension withdrawal charge, and $7 million of tangible asset impairment charges. The Company also recognized $17 million of severance and related costs, primarily for the reorganization and centralization of various functional areas—including finance, human resources, replenishment and category management—plus $1 million of facility closing costs. Additionally, certain other Assets held for sale were adjusted to equal their estimated fair value, less costs to sell, which resulted in tangible asset impairment charges of $2 million.

Changes in the restructuring liabilities for the last three fiscal years were as follows (in thousands):

	Severance and Related Costs	Facility Closing Costs	Total
Balance at January 1, 2011	$42,365	$6,505	$48,870
Current period charges	64,302	1,135	65,437
Change in estimate	(2,445)	(360)	(2,805)
Payments and usage—net of accretion	(18,822)	(1,687)	(20,509)

Balance at December 31, 2011	85,400	5,593	90,993
Current period charges	4,703	51	4,754
Change in estimate	(1,575)	(1,786)	(3,361)
Payments and usage—net of accretion	(14,407)	(681)	(15,088)

Balance at December 29, 2012	74,121	3,177	77,298
Current period charges	7,308	328	7,636
Change in estimate	(480)	(630)	(1,110)
Payments and usage—net of accretion	(11,877)	(729)	(12,606)

Balance at December 28, 2013	$69,072	$2,146	$71,218

This is a summary of the restructuring and tangible asset impairment charges for the last three fiscal years (in thousands):

	2013	2012	2011
Severance and related costs	$6,828	$3,128	$61,857
Facility closing costs	(302)	(1,735)	775
Tangible asset impairment charges	1,860	7,530	9,260

Total	$8,386	$8,923	$71,892

The $69 million of restructuring liabilities as of December 28, 2013, for severance and related costs included $60 million of multiemployer pension withdrawal liabilities related to closed facilities. This is payable in monthly installments through 2031 at effective interest rates of 5.9% to 6.7%.

14.	RELATED PARTY TRANSACTIONS

The Company pays a monthly management fee of $0.8 million to investment funds associated with or designated by the Sponsors. For each of the fiscal years 2013, 2012 and 2011, the Company recorded $10 million in management fees and related expenses reported as Distribution, selling and administrative costs in the Consolidated Statements of Comprehensive Income (Loss). Entities affiliated with KKR received transaction fees of $2 million and $3 million, respectively, for services related to the 2013 and the 2012 debt refinancing transactions. During the fiscal years 2013, 2012 and 2011, the Company purchased $12 million, $19 million and $2 million of food products, respectively, from an affiliate of one of its Sponsors. At December 28, 2013 and December 29, 2012, $0.2 million and $1 million, respectively, were due to this affiliate.

As discussed in Note 11—Debt, entities affiliated with the Sponsors hold various positions in some of our debt facilities and participated in our 2013 and 2012 refinancing transactions. At December 28, 2013 and December 29, 2012, entities affiliated with KKR held $289 million and $381 million, respectively, in aggregate principal of the Company’s debt facilities. At December 29, 2012, entities affiliated with CD&R held $355 million in aggregate principal of the Company’s Senior Subordinated Notes, which were redeemed in January 2013. At December 28, 2013, entities affiliated with CD&R had no holdings of the Company’s debt facilities.

Also as discussed in Note 11—Debt, upon consent of the noteholders, the Senior Note Indenture was amended so that the proposed Acquisition by Sysco will not constitute a “Change of Control” that would have granted the holders of the Senior Notes the right to require the Company to repurchase all or any part of their notes at a premium equal to 101% of the principal amount, plus accrued and unpaid interest. Sysco paid $3.4 million in consent fees to the holders of the Senior Notes in December 2013 on behalf of the Company and agreed to pay related transaction costs and fees incurred by the Company. At December 28, 2013, the Company had accrued a $0.3 million liability for transaction costs and fees and a related receivable of $0.3 million from Sysco.

15.	SHARE-BASED COMPENSATION, COMMON STOCK ISSUANCES AND TEMPORARY EQUITY

The Stock Incentive Plan, as amended (“Stock Incentive Plan”) provides for the sale of common stock to named executive officers and other key employees and directors of our wholly owned subsidiary, US Foods. It also grants 1) stock options to purchase shares of common stock, 2) stock appreciation rights, and 3) restricted stock and restricted stock units to certain individuals. The Board of Directors or the Compensation Committee of the Board is authorized to select the officers, employees and directors eligible to participate in the Stock Incentive Plan. Either the Board of Directors or the Compensation Committee

may determine the specific number of shares to be offered, or options, stock appreciation rights or restricted stock to be granted to an employee or director.

In May 2013, the Stock Incentive Plan was amended to, among other things, increase the number of shares of common stock available for grant—from approximately 31.5 million shares to approximately 53.2 million shares.

The Company measures compensation expense for share-based equity awards at fair value at the date of grant, and it recognizes compensation expense over the service period for share-based awards expected to vest. Total compensation expense related to share-based payment arrangements was $8 million, $4 million and $15 million for fiscal years 2013, 2012 and 2011, respectively. No share-based compensation cost was capitalized as part of the cost of an asset during those years. The total income tax benefit recorded in the Consolidated Statement of Comprehensive Income (Loss) was $3 million, $1 million, and $6 million during fiscal years 2013, 2012 and 2011, respectively.

Each participant in the Stock Incentive Plan has the right to require the Company to repurchase all of his or her restricted shares or shares issued or issuable pursuant to their awards in the event of a termination of employment due to death or disability. The Company also has the right—but not the obligation—to require employees to sell purchased shares back to the Company when they leave employment.

Generally, instruments with put rights upon death or disability are classified as temporary or permanent equity awards until such puttable conditions become probable (i.e., upon termination due to death or disability). Once an award meets the puttable conditions, it is accounted for as an award modification and is required to be liability-classified. The Company records an incremental expense measured as the excess, if any, of the fair value of the modified award over the amount previously recognized when the award retained equity classification. These liability awards are remeasured at their fair market value as of each reporting period through the date of settlement, which is generally the first fiscal quarter following termination. Management concluded that the modifications during the current fiscal year did not have a material impact to compensation costs.

As discussed in Note 1—Proposed Acquisition by Sysco, the Acquisition will constitute a “Change of Control” under the Stock Incentive Plan, which will accelerate vesting of all stock options, equity appreciation rights, restricted stock, and restricted stock units.

Common Stock Issuances—Certain employees have purchased shares of common stock, pursuant to a management stockholder’s agreement associated with the Stock Incentive Plan. These shares are subject to the terms and conditions (including certain restrictions) of each management stockholder’s agreement, other documents signed at the time of purchase, as well as transfer limitations under the applicable law. The Company measures fair value of the shares on a quarterly basis, using the combination of a market approach and an income approach. The share price determined for a particular quarter end is the price at which employee purchases and company repurchases are made for the following quarter. In 2013, employees bought stock at $6.00 per share. The shares were purchased by employees in 2012 at prices of $5.00 to $6.00 per share. In 2011, employees bought stock at $5.00 and $5.50 per share.

Common stock purchased by employees is contingently redeemable and as a result are accounted for as Temporary Equity. The amount of Temporary Equity ascribed to such common stock, net of any shareholder loans, was $31 million, $34 million and $36 million at December 28, 2013, December 29, 2012 and December 31, 2011, respectively. See Note 2—Temporary Equity for further discussion.

Stock Option Awards—The Company granted to certain employees Time Options and Performance Options (collectively the “Options”) to purchase common shares. These Options are subject to the restrictions set forth in the Stock Option Agreements. Shares purchased pursuant to option exercises would be governed by the restrictions in the Stock Incentive Plan and management stockholder’s agreements.

Vested stock option awards are accounted for as Temporary Equity as a result of the underlying common stock being contingently redeemable. The amount of Temporary Equity ascribed to stock option awards was $0 for all periods reported because the strike price of the stock option awards was equal to the fair value at date of grant. See Note 2—Temporary Equity for further discussion.

The Time Options vest and become exercisable ratably over periods of four to five years. This happens either on the anniversary date of the grant or the last day of each fiscal year, beginning with the fiscal year issued.

The Performance Options also vest and become exercisable ratably over four to five years, on the last day of each fiscal year (beginning with the fiscal year issued) provided that the Company achieves an annual operating performance target as defined in the applicable stock option agreements (“Stock Option Agreements”). The Stock Option Agreements also provide for “catch-up vesting” of the Performance Options, if an annual operating performance target is not achieved, but a cumulative operating performance target is achieved. During 2012, the Company changed its policy for granting Performance Options. The award agreements no longer included performance targets for all years covered by the agreement. Instead, the Company established annual and cumulative targets for each year at the beginning of each respective fiscal year. In this case, the grant date under GAAP is not determined until the performance target for the related options is known. The Company did not achieve either the annual or the cumulative operating performance target for 2013, and accordingly, did not record a compensation charge for the 2013 Performance Options. The 2012 performance target was modified in 2013, and the Company recorded a compensation charge of $2 million in 2013 for 2012. The Company achieved the annual operating performance target in 2011 and recorded a compensation charge for the 2011 Performance Options.

The Options are nonqualified options, with exercise prices equal to the estimated value of a share of USF Holding Corp. stock at the date of the grant. The Options have exercise prices of $4.50 to $6.00 per share and generally have a 10-year life. The fair value of each option award is estimated as of the date of grant using a Black-Scholes option-pricing model.

The weighted-average assumptions for options granted for the last three fiscal years are included in the following table:

	2013	2012	2011
Expected volatility	35.0%	35.0%	30.0%
Expected dividends	0.0%	0.0%	0.0%
Risk-free rate	1.0%	0.9%	1.2%
Expected term (in years) 10-year options	6.3	6.7	6.5

Expected volatility is calculated based on the historical volatility of public companies similar to USF Holding Corp. The risk-free interest rate is the implied zero-coupon yield for U.S. Treasury securities having a maturity approximately equal to the expected term, as of the grant dates. The assumed dividend yield is zero, because we have not historically paid dividends and do not have any current plans to pay dividends. Due to a lack of relevant historical data, the simplified approach was used to determine the expected term of the options.

The summary of options outstanding and changes during fiscal year 2013 presented below is based on the Company’s determination of legally outstanding option awards.

	Time Options	Performance Options	Total Options	Weighted Average Fair Value	Weighted Average Exercise Price	Weighted Average Remaining Contractual Years
Outstanding at December 29, 2012	10,600,578	10,600,578	21,201,156	$2.03	$4.93
Granted	3,488,216	3,488,216	6,976,432	$2.22	$6.00
Exercised	(1,233,972)	(1,233,972)	(2,467,944)	$2.14	$4.98
Forfeited	(455,267)	(455,267)	(910,534)	$1.98	$5.60

Outstanding at December 28, 2013	12,399,555	12,399,555	24,799,110	$2.04	$5.20	7

Vested and exercisable at December 28, 2013	8,099,665	6,645,413	14,745,078	$2.04	$4.93	7

As described earlier, under GAAP, the performance target for Performance Options must be set for a grant date to have occurred and for the Performance Options to be considered for accounting recognition. In the above table, only 1.9 million of Performance Options issued, only 0.1 million Performance Options forfeited in 2013, and 8.4 million of Performance Options outstanding at December 28, 2013 have had performance targets set. Only 7.7 million of outstanding Performance Options had performance targets set as of December 29, 2012. Exercised Performance Options during 2013 would have been unchanged. If a change in control were to occur and specified returns achieved by our Sponsors, or at the discretion of the Sponsors, all options shown in the table above, including options for which performance targets were not yet set, would immediately vest.

The weighted-average grant date fair value of options granted in 2013, 2012 and 2011 was $2.22, $2.05 and $1.75, respectively. In fiscal years 2013, 2012 and 2011, the Company recorded $4 million, $2 million and $14 million, respectively, in compensation expense related to the Options. The stock compensation expense—representing the fair value of stock options vested during the year—is reflected in our Consolidated Statements of Comprehensive Income (Loss) in Distribution, selling and administrative costs. During 2013, 1,233,972 Time Options and 1,233,972 Performance Options were exercised by terminating employees for a cash outflow of $2 million, representing the excess of fair value over exercise price. During 2012, 425,550 Time Options and 425,550 Performance Options were exercised by terminating employees for a cash outflow of $0.9 million, representing the excess of fair value over exercise price. During 2011, 131,000 Time Options and 131,000 Performance Options were exercised by terminating employees for a cash outflow of $0.1 million, representing the excess of fair value over exercise price.

Based on the table above, as of December 28, 2013, there was $21 million of total unrecognized compensation costs related to 10 million nonvested options expected to vest under the Stock Option Agreements. That cost is expected to be recognized over a weighted-average period of three years. As of December 28, 2013, there was $12 million of total unrecognized compensation costs related to 6.5 million nonvested options expected to vest under the Stock Option Agreements for which performance targets were set. That cost is expected to be recognized over a weighted-average period of three years.

Restricted Shares—Certain employees of the Company received 375,001, 481,702 and 251,111 Restricted Shares in 2013, 2012 and 2011, respectively (“Restricted Shares”). These shares were granted under the Stock Incentive Plan. Restricted Shares vest and become exercisable ratably over periods of primarily two to five years.

Vesting or vested Restricted Shares are accounted for as Temporary Equity as a result of the underlying common stock being contingently redeemable. The amount of Temporary Equity ascribed to Restricted Shares was $6 million, $4 million and $2 million at December 28, 2013, December 29, 2012 and December 31, 2011, respectively. See Note 2—Temporary Equity for further discussion.

The summary of nonvested Restricted Shares outstanding and changes during fiscal year 2013 is presented below:

	Restricted Shares	Weighted- Average Fair Value
Nonvested at December 29, 2012	592,843	$6.00
Granted	375,001	6.00
Vested	(459,010)	6.00
Forfeited	(136,070)	6.00

Nonvested at December 28, 2013	372,764	$6.00

The weighted-average grant date fair values for Restricted Shares granted in 2013, 2012 and 2011 were $6.00, $6.00 and $5.50, respectively. Expense of $3 million, $2 million and $1 million related to the Restricted Shares was recorded in Distribution, selling and administrative costs during fiscal 2013, 2012 and 2011, respectively. At December 28, 2013, there was $2 million of unrecognized compensation cost related to the Restricted Shares that we expect to recognize over a weighted-average period of three years.

Restricted Stock Units—In 2013, certain employees of the Company received Time Restricted Stock Units and Performance Restricted Stock Units (collectively the “RSUs”) granted pursuant to the Stock Incentive Plan. Time RSUs vest and become exercisable ratably over four years, starting on the anniversary date of grant. Performance RSUs vest and become exercisable over four years on the last day of each fiscal year, beginning with the fiscal year issued, provided that the Company achieves an annual operating performance target as defined in the applicable restricted stock unit agreements (“Restricted Stock Unit Agreements”). The Restricted Stock Unit Agreements also provide for “catch-up vesting” of the Performance RSU’s if an annual operating performance target is not achieved, but a cumulative operating performance target is achieved. Similar to options, the RSU award agreements do not include performance targets for all years covered by the agreement. Instead, the Company established annual targets for each year at the beginning of each fiscal year. In this case, the grant date under GAAP is not determined until the performance target for the related Performance RSU is known. The Company did not achieve the annual operating performance target for 2013 and, accordingly, did not record a compensation charge for the Performance RSU’s in 2013. Prior to 2013, there were no RSUs issued or outstanding under the Stock Incentive Plan.

Vesting or vested RSU’s are accounted for as temporary equity of USF Holding Corp. as a result of the underlying common shares being contingently redeemable. The amount of temporary equity ascribed to RSU’s was $1 million at December 28, 2013. See Note 2—Temporary Equity for further discussion.

The summary of nonvested Restricted Stock Units as of December 28, 2013, and changes during the fiscal year then ended presented below is based on the Company’s determination of legally outstanding RSUs.

	Time Restricted Stock Units	Performance Restricted Stock Units	Total Restricted Stock Units	Weighted- Average Fair Value
Nonvested at December 29, 2012	—	—	—	$—
Granted	1,330,311	1,163,644	2,493,955	6.00
Vested	—	—	—	—
Forfeited	(65,728)	(65,728)	(131,456)	6.00

Nonvested at December 28, 2013	1,264,583	1,097,916	2,362,499	$6.00

As described above, for accounting purposes, the performance targets for Performance RSUs must be set for a grant to have occurred and for Performance Options to be considered for accounting recognition. In the above table, only 0.3 million of performance RSUs issued during 2013 and only 0.2 million of nonvested Performance RSUs outstanding at December 28, 2013 have had a performance target set. All of the Performance RSUs forfeited in 2013 had performance targets set. These differences have no impact on the stock compensation expense recorded. If a change in control were to occur, and specified returns were achieved by our Sponsors or at the discretion of our Sponsors, all options shown in the table above, including Performance RSUs for which targets have not yet been set, would immediately vest.

The weighted-average grant date fair values for Restricted Stock Units granted in 2013 was $6.00. Expense of $1 million related to the Time Restricted Stock Units was recorded in Distribution, selling and administrative costs during 2013. Based on the table above, at December 28, 2013, there was $14 million of unrecognized compensation cost related to 2.4 million Restricted Stock Units that we expect to recognize over a weighted-average period of three years. As of December 28, 2013, there was $2 million of total unrecognized compensation cost related to 0.3 million nonvested RSUs for which performance targets were set. That cost is expected to be recognized over a weighted-average period of three years.

Equity Appreciation Rights—The Company has an Equity Appreciation Rights (“EAR”) Plan for certain employees. Each EAR represents one phantom share of common stock. The EARs become vested and payable, primarily, at the time of a qualified public offering of equity shares or a change in control. EARs are forfeited upon termination of the participant’s employment with the Company. The EARs will be settled in cash upon vesting and, accordingly, are considered liability instruments. No EARs were granted during 2013. As of December 28, 2013, there were a total of 1,723,600 EARs outstanding with a weighted average exercise price of $4.99 per share.

As the EARs are liability instruments, the fair value of the awards is re-measured each reporting period until the award is settled. Since vesting is contingent upon performance conditions currently not considered probable, no compensation costs have been recorded to date for the EARs.

Temporary Equity—The summary of changes in temporary equity during fiscal years 2013, 2012 and 2011 is presented below (dollars in thousands).

	Number of Shares	Dollars	Management Loans	Total Temporary Equity
BALANCE—January 1, 2011	5,919,501	$29,558	$(75)	$29,483
Issuance of common stock	2,830,139	12,108	(840)	11,268
Common stock repurchased	(1,075,506)	(4,333)	—	(4,333)
Payments on management loans	—	—	75	75
Share-based compensation expense for temporary equity awards	—	1,262	—	1,262

BALANCE—December 31, 2011	7,674,134	38,595	(840)	37,755
Issuance of common stock	1,563,512	5,201	—	5,201
Common stock repurchased	(1,755,488)	(7,218)	—	(7,218)
Payments on management loans	—	—	482	482
Share-based compensation expense for temporary equity awards	—	1,970	—	1,970

BALANCE—December 29, 2012	7,482,158	38,548	(358)	38,190
Issuance of common stock	2,870,530	14,092	—	14,092
Common stock repurchased	(3,329,189)	(18,377)	123	(18,254)
Payments on management loans	—	—	68	68
Share-based compensation expense for temporary equity awards	—	3,827	—	3,827

BALANCE—December 28, 2013	7,023,499	$38,090	$(167)	$37,923

16.	LEASES

The Company leases various warehouse and office facilities and certain equipment under operating and capital lease agreements that expire at various dates and in some instances contain renewal provisions. The Company expenses operating lease costs, including any scheduled rent increases, rent holidays or landlord concessions—on a straight-line basis over the lease term. The Company also has an unfunded lease obligation on its Perth Amboy, New Jersey distribution facility through 2023.

Future minimum lease payments under the above mentioned noncancelable lease agreements, together with contractual sublease income, as of December 28, 2013, are as follows (in thousands):

	Unfunded Lease Obligation	Capital Leases	Operating Leases	Sublease Income	Net
2014	$4,172	$23,561	$34,690	$(2,136)	$60,287
2015	4,172	24,339	30,155	(2,044)	56,622
2016	4,269	25,186	26,310	(1,351)	54,414
2017	4,269	26,075	21,769	(720)	51,393
2018	4,269	27,008	19,245	(5)	50,517
Thereafter	23,900	58,620	68,901	—	151,421

Total minimum lease payments (receipts)	45,051	184,789	$201,070	$(6,256)	$424,654

Less amount representing interest	(14,234)	(68,127)

Present value of minimum lease payments	$30,817	$116,662

Total lease expense, included in Distribution, selling and administrative costs in the Company’s Consolidated Statements of Comprehensive Income (Loss), for operating leases for fiscal 2013, 2012 and 2011, was $44 million, $50 million and $54 million, respectively.

17.	RETIREMENT PLANS

The Company has defined benefit and defined contribution retirement plans for its employees. We also contribute to various multiemployer plans under collective bargaining agreements, and provide certain health care benefits to eligible retirees and their dependents.

Company Sponsored Defined Benefit Plans—The Company maintains several qualified retirement plans and a nonqualified retirement plan (“Retirement Plans”) that pay benefits to certain employees at retirement, using formulas based on a participant’s years of service and compensation. In addition, the Company maintains a postemployment health and welfare plan for certain employees, of which components are included in the tables below under Other postretirement plans. Amounts related to defined benefit plans recognized in the consolidated financial statements are determined on an actuarial basis.

The components of net pension and other postretirement benefit costs for the last three fiscal years were as follows (in thousands):

	Pension Benefits
	2013	2012	2011
Components of net periodic pension cost:
Service cost	$32,773	$25,819	$22,405
Interest cost	33,707	38,404	36,013
Expected return on plan assets	(42,036)	(41,621)	(38,295)
Amortization of prior service cost	198	102	102
Amortization of net loss	13,288	14,572	11,541
Settlements	1,778	17,840	—

Net periodic pension costs	$39,708	$55,116	$31,766

	Other Postretirement Plans
	2013	2012	2011
Components of net periodic postretirement benefit costs:
Service cost	$153	$140	$138
Interest cost	431	512	546
Amortization of net loss	112	34	44

Net periodic other postretirement benefit costs	$696	$686	$728

Net period pension expense for fiscal years 2013, 2012, and 2011 includes $2 million, $18 million, and zero, respectively, of settlement charges resulting from lump-sum payments to former employees participating in several Company sponsored pension plans. There were no settlements in fiscal 2011.

Changes in plan assets and benefit obligations recorded in Other comprehensive income (loss) for pension and Other postretirement benefits for the last three fiscal years were as follows (in thousands):

	Pension Benefits
	2013	2012	2011
Changes recognized in other comprehensive loss:
Actuarial gain (loss)	$112,816	$(54,059)	$(41,101)
Prior service cost	—	(620)	—
Amortization of prior service cost	198	102	102
Amortization of net loss	13,288	14,572	11,541
Settlements	1,778	17,840	—

Net amount recognized	$128,080	$(22,165)	$(29,458)

	Other Postretirement Plans
	2013	2012	2011
Changes recognized in other comprehensive loss:
Actuarial gain (loss)	$2,198	$(661)	$449
Amortization of net loss	112	34	44

Net amount recognized	$2,310	$(627)	$493

The funded status of the defined benefit plans for the last three fiscal years was as follows (in thousands):

	Pension Benefits
	2013	2012	2011
Change in benefit obligation:
Benefit obligation at beginning of period	$795,989	$762,771	$676,048
Service cost	32,773	25,819	22,405
Interest cost	33,707	38,404	36,013
Actuarial (gain) loss	(98,962)	82,840	52,900
Plan amendments	—	620	—
Settlements	(13,186)	(68,627)	(225)
Benefit disbursements	(16,569)	(45,838)	(24,370)

Benefit obligation at end of period	733,752	795,989	762,771

Change in plan assets:
Fair value of plan assets at beginning of period	566,768	564,651	502,947
Return on plan assets	55,890	70,403	50,094
Employer contribution	48,846	46,179	36,205
Settlements	(13,186)	(68,627)	(225)
Benefit disbursements	(16,569)	(45,838)	(24,370)

Fair value of plan assets at end of period	641,749	566,768	564,651

Net amount recognized	$(92,003)	$(229,221)	$(198,120)

	Other Postretirement Plans
	2013	2012	2011
Change in benefit obligation:
Benefit obligation at beginning of period	$11,357	$10,653	$11,065
Service cost	153	140	138
Interest cost	431	512	546
Employee contributions	219	297	411
Actuarial (gain) loss	(2,198)	661	(449)
Benefit disbursements	(587)	(906)	(1,058)

Benefit obligation at end of period	9,375	11,357	10,653

Change in plan assets:
Fair value of plan assets at beginning of period	—	—	—
Employer contribution	368	609	647
Employee contributions	219	297	411
Benefit disbursements	(587)	(906)	(1,058)

Fair value of plan assets at end of period	—	—	—

Net amount recognized	$(9,375)	$(11,357)	$(10,653)

	Pension Benefits
	2013	2012	2011
Amounts recognized in the consolidated balance sheets consist of the following:
Accrued benefit obligation—current	$(401)	$(401)	$(332)
Accrued benefit obligation—noncurrent	(91,602)	(228,820)	(197,788)

Net amount recognized in the consolidated balance sheets	$(92,003)	$(229,221)	$(198,120)

Amounts recognized in accumulated other comprehensive income (loss) consist of the following:
Prior service cost	$(832)	$(1,030)	$(513)
Net loss	(75,765)	(203,647)	(181,999)

Net gain (loss) recognized in accumulated other comprehensive loss	$(76,597)	$(204,677)	$(182,512)

Additional information:
Accumulated benefit obligation	$679,225	$733,626	$721,874
Unfunded accrued pension cost	(15,406)	(24,544)	(15,608)

	Other Postretirement Plans
	2013	2012	2011
Amounts recognized in the consolidated balance sheets consist of the following:
Accrued benefit obligation—current	$(583)	$(628)	$(630)
Accrued benefit obligation—noncurrent	(8,792)	(10,729)	(10,023)

Net amount recognized in the consolidated balance sheets	$(9,375)	$(11,357)	$(10,653)

Amounts recognized in accumulated other comprehensive income (loss) consist of the following:
Net gain (loss)	$1,247	$(1,063)	$(436)

Net gain (loss) recognized in accumulated other comprehensive income (loss)	$1,247	$(1,063)	$(436)

Additional information—unfunded accrued benefit cost	$(10,622)	$(10,294)	$(10,217)

	Pension Benefits	Other Postretirement Benefits
Amounts expected to be amortized from accumulated other comprehensive loss in the next fiscal year:
Net loss	$2,148	$71
Prior service cost	198	—

Net expected to be amortized	$2,346	$71

Weighted average assumptions used to determine benefit obligations at period-end and net pension costs for the last three fiscal years were as follows:

	Pension Benefits
	2013	2012	2011
Benefit obligation:
Discount rate	5.19%	4.29%	5.08%
Annual compensation increase	3.60%	3.60%	4.00%
Net cost:
Discount rate	4.29%	5.08%	5.38%
Expected return on plan assets	7.25%	7.25%	7.50%
Annual compensation increase	3.60%	4.00%	4.00%

	Other Postretirement Plans
	2013	2012	2011
Benefit obligation—discount rate	4.80%	3.90%	4.95%
Net cost—discount rate	3.90%	4.95%	5.10%

The measurement dates for the pension and other postretirement benefit plans were December 28, 2013, December 29, 2012 and December 31, 2011.

A health care cost trend rate is used in the calculations of postretirement medical benefit plan obligations. The assumed healthcare trend rates for the last three fiscal years were as follows:

	2013	2012	2011
Immediate rate	7.30%	7.50%	7.80%
Ultimate trend rate	4.50%	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2028	2028	2028

A 1% change in the rate would result in a change to the postretirement medical plan obligation of less than $1 million. Retirees covered under these plans are responsible for the cost of coverage in excess of the subsidy, including all future cost increases.

For guidance in determining the discount rate, the Company determines the implied rate of return on a hypothetical portfolio of high-quality fixed-income investments, for which the timing and amount of cash outflows approximates the estimated pension plan payouts. The discount rate assumption is reviewed annually and revised as appropriate.

The expected long-term rate of return on plan assets is derived from a mathematical asset model. This model incorporates assumptions on the various asset class returns, reflecting a combination of historical performance analysis and the forward-looking views of the financial markets regarding the yield on long-term bonds and the historical returns of the major stock markets. The rate of return assumption is reviewed annually and revised as deemed appropriate.

The investment objective for our Company sponsored plans is to provide a common investment platform. Investment managers—overseen by our Retirement Administration Committee—are expected to adopt and maintain an asset allocation strategy for the plans’ assets designed to address the Retirement Plans’ liability structure. The Company has developed an asset allocation policy and rebalancing policy. We review the major asset classes, through consultation with investment consultants, at least quarterly to determine if the plan assets are performing as expected. The Company’s 2013 strategy targeted a mix of 50% equity securities and 50% long-term debt securities and cash equivalents. The actual mix of investments at

December 28, 2013, was 52% equity securities and 48% long-term debt securities and cash equivalents. The Company plans to manage the actual mix of investments to achieve its target mix.

The following table (in thousands) sets forth the fair value of our defined benefit plans’ assets by asset fair value hierarchy level. See Note 4—Fair Value Measurements for a detailed description of the three-tier fair value hierarchy.

	Asset Fair Value as of December 28, 2013
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$14,624	$—	$—	$14,624
Common collective trust funds:
Cash equivalents	—	3,407	—	3,407
Domestic equities	—	228,638	—	228,638
International equities	—	48,112	—	48,112
Mutual funds:
Domestic equities	31,368	—	—	31,368
International equities	23,926	—	—	23,926
Long-term debt securities:
Corporate debt securities:
Domestic	—	163,831	—	163,831
International	—	20,916	—	20,916
U.S. government securities	—	94,891	—	94,891
Government agencies securities	—	8,306	—	8,306
Other	—	3,730	—	3,730

	$69,918	$571,831	$—	$641,749

	Asset Fair Value as of December 29, 2012
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$2,079	$—	$—	$2,079
Common collective trust funds:
Cash equivalents	—	8,178	—	8,178
Domestic equities	—	189,872	—	189,872
International equities	—	28,529	—	28,529
Mutual funds:
Domestic equities	24,060	—	—	24,060
International equities	31,346	—	—	31,346
Long-term debt securities:
Corporate debt securities:
Domestic	—	137,457	—	137,457
International	—	20,341	—	20,341
U.S. government securities	—	112,681	—	112,681
Government agencies securities	—	9,343	—	9,343
Other	—	2,882	—	2,882

	$57,485	$509,283	$—	$566,768

A description of the valuation methodologies used for assets measured at fair value is as follows:

•	Cash and cash equivalents are valued at original cost plus accrued interest.

•

Common collective trust funds are valued at the net asset value of the shares held at the end of the reporting period. This class represents investments in actively managed, common collective trust funds that invest primarily in equity securities, which may include common stocks, options and futures. Investments are valued at the net asset value per share, multiplied by the number of shares held as of the measurement date.

•	Mutual funds are valued at the closing price reported on the active market on which individual funds are traded.

•	Long-term debt securities are valued at the estimated price a dealer will pay for the individual securities.

Estimated future benefit payments, under Company sponsored plans as of December 28, 2013, were as follows (in thousands):

	Pension Benefits	Postretirement Plans
2014	$31,416	$583
2015	33,644	663
2016	35,007	737
2017	37,454	773
2018	37,881	802
Subsequent five years	215,453	4,037

Estimated required and discretionary contributions expected to be contributed by the Company to the Retirement Plans in 2014 total $49 million.

Other Company Sponsored Benefit Plans—Employees are eligible to participate in a defined contribution 401(k) plan which provides that under certain circumstances the Company may make matching contributions of up to 50% of the first 6% of a participant’s compensation. The Company’s contributions to this plan were $25 million, $25 million and $23 million in fiscal years 2013, 2012 and 2011, respectively. The Company, at its discretion, may make additional contributions to the 401(k) Plan. In 2011, we made a $2 million discretionary contribution, primarily for the benefit of eligible non-exempt employees. The Company made no discretionary contributions under the 401(k) plan in fiscal years 2013 and 2012.

Multiemployer Pension Plans—The Company contributes to numerous multiemployer pension plans under the terms of collective bargaining agreements that cover certain of its union-represented employees. The Company does not administer these multiemployer pension plans.

The risks of participating in multiemployer pension plans differ from traditional single-employer defined benefit plans as follows:

•	Assets contributed to a multiemployer pension plan by one employer may be used to provide benefits to the employees of other participating employers

•	If a participating employer stops contributing to a multiemployer pension plan, the unfunded obligations of the plan may be borne by the remaining participating employers

•	If the Company elects to stop participation in a multiemployer pension plan, it may be required to pay a withdrawal liability based upon the underfunded status of the plan

The Company’s participation in multiemployer pension plans for the year ended December 28, 2013, is outlined in the tables below. The Company considers significant plans to be those plans to which the Company contributed more than 5% of total contributions to the plan in a given plan year, or for which the Company believes its estimated withdrawal liability—should it decide to voluntarily withdraw from the plan—may be material to the Company. For each plan that is considered individually significant to the Company, the following information is provided:

•	The EIN/Plan Number column provides the Employee Identification Number (“EIN”) and the three-digit plan number (“PN”) assigned to a plan by the Internal Revenue Service.

•

The most recent Pension Protection Act (“PPA”) zone status available for 2013 and 2012 is for the plan years beginning in 2013 and 2012, respectively. The zone status is based on information provided to participating employers by each plan and is certified by the plan’s actuary. A plan in the red zone has been determined to be in critical status, based on criteria established under the Internal Revenue Code (the “Code”), and is generally less than 65% funded. A plan in the yellow zone has been determined to be in endangered status, based on criteria established under the Code, and is generally less than 80% but more than 65% funded. A plan in the green zone has been determined to be neither in critical status nor in endangered status, and is generally at least 80% funded.

•

The FIP/RP Status Pending/Implemented column indicates plans for which a financial improvement plan (“FIP”) or a rehabilitation plan (“RP”) is either pending or has been implemented. In addition to regular plan contributions, participating employers may be subject to a surcharge if the plan is in the red zone.

•	The Surcharge Imposed column indicates whether a surcharge has been imposed on participating employers contributing to the plan.

•	The Expiration Dates column indicates the expiration dates of the collective-bargaining agreements to which the plans are subject.

Pension Fund	EIN/Plan Number	PPA Zone Status		FIP/RP Status Pending/Implemented	Surcharge Imposed	Expiration Dates
		2013	2012
Central States, Southeast and Southwest Areas Pension Fund	36-6044243/001	Red	Red	Implemented	No	5/10/14 to 4/30/16
Western Conference of Teamsters Pension Trust Fund(1)	91-6145047/001	Green	Green	N/A	No	3/31/2012(2) to 11/16/17
Minneapolis Food Distributing Industry Pension Plan(1)	41-6047047/001	Green	Yellow	Implemented	No	3/31/14
Teamster Pension Trust Fund of Philadelphia and Vicinity(1)	23-1511735/001	Yellow	Yellow	Implemented	No	2/10/18
Truck Drivers & Helpers Local 355 Pension Fund(1)	52-0951433/001	Yellow	Yellow	Pending	No	3/15/15
Local 703 I.B. of T. Grocery and Food Employees’ Pension Plan	36-6491473/001	Green	Green	N/A	No	6/30/2013(2)
United Teamsters Trust Fund A	13-5660513/001	Red	Red	Implemented	No	5/30/15
Warehouse Employees Local 169 and Employers Joint Pension Fund(1)	23-6230368/001	Red	Red	Implemented	No	2/10/18
Warehouse Employees Local No. 570 Pension Fund(1)	52-6048848/001	Green	Green	N/A	No	3/15/15
Local 705 I.B. of T. Pension Trust Fund(1)	36-6492502/001	Red	Red	Implemented	Yes	12/31/2012(2)

(1)	The plan has elected to utilize special amortization provisions provided under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010.
(2)	The collective bargaining agreement for this pension fund is operating under an extension.

The following table provides information about the Company’s contributions to its multiemployer pension plans. For plans that are not individually significant to the Company, the total amount of USF contributions is aggregated.

	USF Contribution(1)(2) (in thousands)			USF Contributions Exceed 5% of Total Plan Contributions(3)
Pension Fund	2013	2012	2011	2012	2011
Central States, Southeast and Southwest Areas Pension Fund	$3,908	$3,389	$3,059	No	No
Western Conference of Teamsters Pension Trust Fund	9,249	8,309	7,965	No	No
Minneapolis Food Distributing Industry Pension Plan	4,565	4,235	3,985	Yes	Yes
Teamster Pension Trust Fund of Philadelphia and Vicinity	2,939	2,808	2,685	No	No
Truck Drivers and Helpers Local 355 Pension Fund	1,428	1,491	1,338	Yes	Yes
Local 703 I.B. of T. Grocery and Food Employees’ Pension Plan	1,036	1,017	885	Yes	Yes
United Teamsters Trust Fund A	1,816	1,144	930	Yes	Yes
Warehouse Employees Local 169 and Employers Joint Pension Fund	981	961	948	Yes	Yes
Warehouse Employees Local No. 570 Pension Fund	929	969	878	Yes	Yes
Local 705 I.B. of T. Pension Trust Fund	2,189	2,077	1,878	No	No
Other Funds	1,818	1,858	1,890	—	—

	$30,858	$28,258	$26,441

(1)	Contributions made to these plans during the Company’s fiscal year, which may not coincide with the plans’ fiscal years.
(2)	Contributions do not include payments related to multiemployer pension withdrawals as described in Note 13—Restructuring and Tangible Asset Impairment Charges.
(3)	Indicates whether the Company was listed in the respective multiemployer plan Form 5500 for the applicable plan year as having made more than 5% of total contributions to the plan.

If the Company elected to voluntarily withdraw from a multiemployer pension plan, it would be responsible for its proportionate share of the plan’s unfunded vested liability. Based on the latest information available from plan administrators, the Company estimates its aggregate withdrawal liability from the multiemployer pension plans in which it participates to be approximately $280 million as of December 28, 2013. This estimate excludes $60 million of multiemployer pension plan withdrawal liabilities recorded in the Company’s Consolidated Balance Sheet related to closed facilities as of December 28, 2013, and as further described in Note 13—Restructuring and Tangible Asset Impairment Charges. Actual withdrawal liabilities incurred by the Company—if it were to withdraw from one or more plans—could be materially different from the estimates noted here, based on better or more timely information from plan administrators or other changes affecting the respective plan’s funded status.

18.	RECLASSIFICATIONS OUT OF ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents amounts reclassified out of Accumulated Other Comprehensive Income (Loss) by component for the last three fiscal years, (in thousands):

Accumulated Other Comprehensive Loss Components	2013	2012	2011
Defined benefit retirement plans:
Balance at beginning of period(1)	$(125,642)	$(111,482)	$(93,853)

Other comprehensive income (loss) before reclassifications	115,014	(55,340)	(40,652)
Amortization of prior service cost(2)	198	102	102
Amortization of net loss(2)	13,400	14,606	11,585
Settlements(2)	1,778	17,840	—

Total before income tax(3)	130,390	(22,792)	(28,965)
Income tax provision (benefit)	7,427	(8,632)	(11,336)

Current period comprehensive income (loss), net of tax	122,963	(14,160)	(17,629)

Balance at end of period(1)	$(2,679)	$(125,642)	$(111,482)

Interest rate swap derivative cash flow hedge(4):
Balance at beginning of period(1)	$(542)	$(18,112)	$(35,618)

Other comprehensive loss before reclassifications	(653)	(2,387)	(9,715)
Amounts reclassified from other comprehensive income(5)	2,042	30,683	38,477

Total before income tax	1,389	28,296	28,762
Income tax provision	847	10,726	11,256

Current period comprehensive income, net of tax	542	17,570	17,506

Balance at end of period(1)	$—	$(542)	$(18,112)

Accumulated Other Comprehensive Loss end of period(1)	$(2,679)	$(126,184)	$(129,594)

(1)	Amounts are presented net of tax.
(2)	Included in the computation of net periodic benefit costs. See Note—17 Retirement Plans for additional information.
(3)	Included in Distribution, selling and administration expenses in the Consolidated Statements of Comprehensive Income (Loss).
(4)	The interest rate swap derivative expired in January 2013.
(5)	Included in Interest Expense-Net in the Consolidated Statements of Comprehensive Income (Loss).

19.	INCOME TAXES

The Income tax (provision) benefit for the last three fiscal years consisted of the following (in thousands):

	2013	2012	2011
Current:
Federal	$64	$(7)	$42
State	(283)	(299)	432

Current Income tax (provision) benefit	(219)	(306)	474

Deferred:
Federal	(28,824)	(37,635)	43,551
State	(779)	(4,507)	(1,951)

Deferred Income tax (provision) benefit	(29,603)	(42,142)	41,600

Total Income tax (provision) benefit	$(29,822)	$(42,448)	$42,074

The Company’s effective income tax rates for the fiscal years ended December 28, 2013, December 29, 2012 and December 31, 2011 were 109%, 487% and 29%, respectively. The determination of the Company’s overall effective tax rate requires the use of estimates. The effective tax rate reflects the income earned and taxed in U.S. federal and various state jurisdictions. Tax law changes, increases and decreases in permanent differences between book and tax items, changes in valuation allowances, tax credits and the Company’s change in income from each jurisdiction all affect the overall effective tax rate.

The reconciliation of the provisions for income taxes from continuing operations at the U.S. federal statutory income tax rate of 35% to the Company’s income taxes for the last three fiscal is as follows (in thousands):

	2013	2012	2011
Federal income tax benefit computed at statutory rate	$9,585	$3,054	$50,486
State income taxes—net of federal income tax benefit	2,415	24	4,983
Statutory rate and apportionment change	(406)	1,000	74
Stock-based compensation	(5,342)	—	—
Non-deductible expenses	(2,153)	(2,215)	(1,964)
Return to accrual reconciliation	335	(29)	(494)
Change in the valuation allowance for deferred tax assets	(32,445)	(43,748)	(10,769)
Net operating loss expirations	(1,653)	(634)	(772)
Other	(158)	100	530

Total Income tax (provision) benefit	$(29,822)	$(42,448)	$42,074

Temporary differences and carryforwards that created significant deferred tax assets and liabilities were as follows (in thousands):

	December 28, 2013	December 29, 2012
Deferred tax assets:
Allowance for doubtful accounts	$10,838	$10,204
Accrued employee benefits	28,931	32,211
Restructuring reserves	36,649	39,131
Workers’ compensation, general liability and auto liabilities	59,845	62,353
Deferred income	1,287	1,506
Deferred financing costs	9,362	11,234
Pension liability	22,616	75,233
Interest rate derivative liability	—	795
Net operating loss carryforwards	215,177	215,443
Other accrued expenses	16,447	15,241

Total gross deferred tax assets	401,152	463,351
Less valuation allowance	(117,227)	(128,844)

Total net deferred tax assets	283,925	334,507

Deferred tax liabilities:
Property and equipment	(148,976)	(139,365)
Inventories	(13,657)	(20,263)
Intangibles	(515,888)	(532,341)

Total deferred tax liabilities	(678,521)	(691,969)

Net deferred tax liability	$(394,596)	$(357,462)

The net deferred tax liability presented in the Consolidated Balance Sheets was as follows (in thousands):

	December 28, 2013	December 29, 2012
Current deferred tax asset	$13,557	$8,034
Noncurrent deferred tax liability	(408,153)	(365,496)

Net deferred tax liability	$(394,596)	$(357,462)

As of December 28, 2013, the Company had tax affected federal and state net operating loss carryforwards of $127 million and $88 million, respectively, which will expire at various dates from 2014 to 2033.

The Company’s net operating loss carryforwards expire as follows (in millions):

	Federal	State	Total
2014-2018	$—	$12	$12
2019-2023	8	41	49
2024-2028	93	27	120
2029-2033	26	8	34

	$127	$88	$215

The Company also has a federal minimum tax credit carryforward of approximately $1 million.

The federal and state net operating loss carryforwards in the income tax returns filed included unrecognized tax benefits taken in prior years. The net operating losses for which a deferred tax asset is recognized for financial statement purposes in accordance with ASC 740 are presented net of these unrecognized tax benefits.

Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of the Company’s domestic net operating losses and tax credit carryforwards may be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities.

The Company believes that it is more likely than not that the benefit from certain federal and state net operating loss carryforwards will not be realized. In recognition of this risk, as of December 28, 2013, the Company has provided a valuation allowance of $36 million and $81 million for federal and state net operating loss carryforwards, respectively, based upon expected future utilization relating to these federal and state net operating loss carryforwards. If the Company’s assumptions change and the Company determines it will be able to realize these net operating losses, the tax benefits relating to any reversal of the valuation allowance on deferred tax assets as of December 28, 2013, will be accounted for as follows: approximately $88 million will be recognized as a reduction of income tax expense and $29 million will be recorded as an increase in equity.

A summary of the activity in the valuation allowance for the last three fiscal years is as follows (in thousands):

	2013	2012	2011
Balance at beginning of period	$128,844	$85,685	$74,916
Charged to expense	32,445	43,748	10,769
Other comprehensive income	(43,079)	—	—
Other	(983)	(589)	—

Balance at end of period	$117,227	$128,844	$85,685

Changes in tax laws and rates may affect recorded deferred tax assets and liabilities and the Company’s effective tax rate in the future.

The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in federal and state jurisdictions. ASC 740 states that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, on the basis of the technical merits.

The Company 1) records unrecognized tax benefits as liabilities in accordance with ASC 740, and 2) adjusts these liabilities when the Company’s judgment changes because of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available.

The Company recognizes an uncertain tax position when it is more likely than not that the position will be sustained upon examination—including resolutions of any related appeals or litigation processes—based on the technical merits.

Reconciliation of the beginning and ending amount of unrecognized tax benefits as of fiscal years 2013, 2012, and 2011, was as follows (in thousands):

Balance at January 1, 2011	$61,607
Gross increases due to positions taken in prior years	70
Gross decreases due to positions taken in prior years	(802)
Decreases due to lapses of statute of limitations	(92)
Decreases due to changes in tax rates	(385)

Balance at December 31, 2011	60,398
Gross decreases due to positions taken in prior years	(333)
Gross increases due to positions taken in current year	71
Decreases due to lapses of statute of limitations	(73)
Decreases due to changes in tax rates	(436)

Balance at December 29, 2012	59,627
Gross increases due to positions taken in prior years	46
Gross increases due to positions taken in current year	76
Decreases due to lapses of statute of limitations	(207)
Decreases due to changes in tax rates	(251)

Balance at December 28, 2013	$59,291

We do not believe it is reasonably possible that a significant increase in unrecognized tax benefits related to state exposures may be necessary in the coming year. In addition, the Company believes that it is reasonably possible that an insignificant amount of its currently remaining unrecognized tax benefits may be recognized by the end of 2014 as a result of a lapse of the statute of limitations. As of December 29, 2012, the Company did not believe that it was reasonably possible that a significant decrease in unrecognized tax benefits related to state tax exposures would have occurred during fiscal 2013. During the year ended December 28, 2013, unrecognized tax benefits related to those state exposures actually decreased by $0.2 million, as illustrated in the table above.

Included in the balance of unrecognized tax benefits at the ends of fiscal 2013, 2012 and 2011 was $53 million of tax benefits that, if recognized, would affect the effective tax rate. Also included in the balance of unrecognized tax benefits as of those periods was $51 million, $51 million, and $52 million, respectively, of tax benefits that, if recognized, would result in adjustments to other tax accounts—primarily deferred taxes.

The Company recognizes interest and penalties related to uncertain tax positions in Interest expense—net in the Consolidated Statements of Comprehensive Income (Loss). As of December 28, 2013, the Company had approximately $2 million of accrued interest and penalties related to uncertain tax positions.

The Company files U.S. federal and state income tax returns in jurisdictions with varying statutes of limitations. Our 2007 through 2012 U.S. federal tax years, and various state tax years from 2000 through 2012, remain subject to income tax examinations by the relevant taxing authorities. Ahold has indemnified the Company for 2007 Transaction pre-closing consolidated federal and certain combined state income taxes, and the Company is responsible for all other taxes, and interest and penalties.

On September 13, 2013, the U.S. Treasury Department and the IRS issued final regulations that address costs incurred in acquiring, producing, or improving tangible property (the “tangible property regulations”). The tangible property regulations are generally effective for tax years beginning on or after January 1, 2014, and may be adopted in earlier years. The Company does not expect the adoption in fiscal 2014 of the tangible property regulations to have a material impact on its consolidated financial position or results of operations.

20.	BUSINESS ACQUISITIONS

During 2013, the Company purchased a foodservice distributor for cash of $14 million, plus contingent consideration of $2 million. During 2012, the Company purchased five foodservice distributors for cash of $106 million, plus contingent consideration of $6 million that was paid in 2013. The Company also received a $2 million purchase price adjustment in 2013 related to two 2012 acquisitions. The acquisitions, made in order to expand the Company’s presence in certain geographic areas, were purchases which have been or are being integrated into our foodservice distribution network. The following table summarizes the initial purchase price allocations for the business acquisitions as follows (in thousands):

	2013	2012
Accounts receivable	$3,894	$24,261
Inventories	3,638	26,076
Property and equipment	125	21,107
Goodwill	—	17,389
Other intangible assets	8,348	44,755
Accounts payable	(2,120)	(17,584)
Accrued expenses and other current liabilities	(130)	(8,930)
Other long-term liabilities	—	(3,419)

Cash used in acquisitions	$13,755	$103,655

The 2013 and 2012 acquisitions, individually and in the aggregate, did not materially affect the Company’s results of operations or financial position. Actual net sales and operating earnings of the businesses acquired in all periods were less than 2% of the Company’s consolidated results and, therefore, pro forma information has not been provided.

Certain acquisitions involve contingent consideration in the event certain operating results are achieved over periods up to two years subsequent to the acquisition. As of December 28, 2013 and December 29, 2012, the Company accrued $2 million and $6 million, respectively, of contingent consideration related to acquisitions.

21.	COMMITMENTS AND CONTINGENCIES

Purchase Commitments—The Company enters into purchase orders with vendors and other parties in the ordinary course of business. Additionally, the Company has a limited number of purchase contracts with certain vendors that require the Company to buy a predetermined volume of products, which are not recorded in the Consolidated Balance Sheets. As of December 28, 2013, the Company’s purchase orders and purchase contracts with vendors, all to be delivered in 2014, were $590 million.

To minimize the Company’s fuel cost risk, we enter into forward purchase commitments for a portion of our projected diesel fuel requirements. As of December 28, 2013, the Company had diesel fuel forward purchase commitments totaling $37 million through December 2014. The Company also enters into forward purchase agreements for procuring electricity. As of December 28, 2013, the Company had electricity forward purchase commitments totaling $4 million through December 2016.

Indemnification by Ahold for Certain Matters—In connection with the sale of US Foods to USF Holding Corp., a corporation formed and controlled by investment funds associated with or managed by CD&R and KKR, by Ahold in 2007 (the “2007 Transaction”), Ahold committed to indemnify and hold harmless the Company from and against damages (which includes losses, liabilities, obligations, and claims of any kind) and litigation costs (including attorneys’ fees and expenses) suffered, incurred or paid after the 2007 Transaction closing date related to certain matters. The Company was responsible for the first $40 million of damages and litigation expenses incurred after the closing of the 2007 Transaction. Ahold’s indemnification obligations apply to any such damages and litigation expenses as may be incurred after the 2007 Transaction closing date in excess of $40 million. As of the end of its 2009 fiscal year, the Company had incurred $40 million in costs related to these matters; therefore, any future litigation expenses related to the aforementioned matters are subject to the rights of indemnification from Ahold. As of December 28, 2013, no material amounts are due to the Company from Ahold under the indemnification agreement.

California 2010 Labor Code Claim—In April 2010, a putative class action complaint was filed against the Company in California. The suit alleged the Company failed to meet its obligations under the California Labor Code related to providing meals and breaks for certain drivers. The case has been removed to federal court. In December 2011, the parties reached a tentative settlement of all claims, subject to court approval. The Company recorded a liability of $3 million to reflect the settlement. In September 2012, the court entered final approval of the settlement, which the Company paid into the court’s escrow account in October 2012. Distribution of the settlement funds to all of the identified class members in accordance with the court-approved settlement was completed during 2013.

Eagan Multiemployer Pension Withdrawal Liability—In 2008, the Company completed the closure of its Eagan, Minnesota and Fairfield, Ohio divisions and recorded a liability of approximately $40 million for the related multiemployer pension withdrawal liability. In 2010, the Company received formal notice and demand for payment of a $40 million withdrawal liability, which is payable in monthly installments through November 2023. During the 2011 fiscal third quarter, the Company was assessed an additional $17 million multiemployer pension withdrawal liability for the Eagan facility. The parties agreed to arbitrate this matter, and discovery began during the fiscal third quarter of 2012. The Company believes it has meritorious defenses against the assessment for the additional pension withdrawal liability and intends to vigorously defend itself against the claim. The Company does not believe, at this time, that a loss from such obligation is probable and, accordingly, no liability has been recorded. However, it is reasonably possible the Company may ultimately be required to pay an amount up to $17 million.

Pricing Litigation—In October 2006, two customers filed a putative class action against the Company and Ahold. In December 2006, an amended complaint was filed naming a third plaintiff. The complaint focuses on certain pricing practices of the Company in contracts with some of its customers. In February 2007, the Company filed a motion to dismiss the complaint. In August 2007, two additional customers filed putative class action complaints. These two additional lawsuits are based upon the pricing practices at issue in the October 2006 case. In November 2007, the Judicial Panel on Multidistrict Litigation ordered the transfer of the two additional lawsuits to the jurisdiction in which the first lawsuit was filed—the U.S. District Court for the District of Connecticut—for consolidated or coordinated proceedings. In June 2008, the Plaintiffs filed their consolidated and amended class action complaint. The Company moved to dismiss this complaint. In August 2009, the Plaintiffs filed a motion for class certification. In December 2009, the court issued a ruling on the Company’s motion to dismiss. It dismissed Ahold from the case and also dismissed certain of the plaintiffs’ claims. On November 30, 2011, the court issued its ruling granting the plaintiffs’ motion to certify the class. On April 4, 2012, the U.S. Court of Appeals for the Second Circuit granted the Company’s request to appeal the district court’s decision which granted class certification. Oral argument was held and the court upheld the grant of class certification. The Company has filed a writ of certiorari to the U.S. Supreme Court. In the meantime, the case continues through the discovery stage. The Company believes it has meritorious defenses to the remaining claims and continues to vigorously defend against the lawsuit. The Company does not believe at this time that an unfavorable outcome from this matter is probable and, accordingly, no liability has been recorded. Due to the inherent uncertainty of legal proceedings, it is reasonably possible the Company could suffer a loss as a result of this matter. An estimate of a possible loss or range of loss from this matter cannot be made. However, any potential liability is subject to the Company’s rights of indemnification from Ahold to the extent and as described above.

Other Legal Proceedings—In addition to the matters described above, the Company and its subsidiaries are parties to a number of other legal proceedings arising out of their business operations. The legal proceedings—whether pending, threatened or unasserted—if decided adversely to or settled by the Company, may result in liabilities material to the Company’s financial condition or results of operations. The Company has recognized provisions with respect to its proceedings, where appropriate. These are reflected in the Company’s Consolidated Balance Sheets. It is possible that the Company could be required to make expenditures, in excess of established provisions, in amounts that cannot reasonably be estimated. However, the Company believes that the ultimate resolution of these proceedings will not have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows. The Company’s policy is to expense attorney fees as incurred, except for those fees that are reimbursable under the above noted Indemnification by Ahold.

22.	USF HOLDING CORP. CONDENSED FINANCIAL INFORMATION

These condensed parent company financial statements should be read in conjunction with the Consolidated Financial Statements. The net assets of US Foods, our wholly owned subsidiary are restricted for the use and benefit of US Foods and its subsidiaries and—with the exception of income taxes payments, share-based compensation payments and minor administrative costs—are restricted from being transferred to USF in the form of loans, advances or dividends. The Company has no cash accounts as all cash transactions are recorded at US Foods. Accordingly, the condensed statement of cash flows has been omitted. See Note 15—Share-Based Compensation, Common Stock Issuances and Temporary Equity for a discussion of the Company’s shareholders’ equity related transactions. In the condensed parent company financial statements below, the investment in subsidiary (US Foods, Inc. and subsidiaries) is accounted for using the equity method.

Condensed Parent Company Balance Sheets

As of December 28, 2013 and December 29, 2012

(in thousands)

	2013	2012
Assets
Investment in subsidiary	$1,881,687	$1,814,556

Total Assets	$1,881,687	$1,814,556

Liabilities and Shareholders’ Equity
Commitments and contingencies
Temporary equity	$37,923	$38,190

Shareholders’ Equity
Common stock, $.01 par value—600,000 shares authorized	4,500	4,500
Additional paid-in capital	2,282,801	2,281,702
Accumulated deficit	(440,858)	(383,652)
Accumulated other comprehensive loss	(2,679)	(126,184)

Total shareholders’ equity	1,843,764	1,776,366

Total Liabilities and Shareholders’ Equity	$1,881,687	$1,814,556

Condensed Parent Company Statements of Comprehensive Income (Loss)

For the Fiscal Years Ended December 28, 2013, December 29, 2012 and December 31, 2011

(in thousands)

	2013	2012	2011
Equity in net loss of subsidiary	$(57,206)	$(51,173)	$(102,171)

Net loss	(57,206)	(51,173)	(102,171)

Other comprehensive income (loss)
Changes in retirement benefit obligations, net of income tax	122,963	(14,160)	(17,629)
Changes in interest rate swap derivative, net of income tax	542	17,570	17,506

Comprehensive income (loss)	$66,299	$(47,763)	$(102,294)

23.	QUARTERLY FINANCIAL INFORMATION (Unaudited)

Financial information for each quarter in the fiscal years ended December 28, 2013 and December 29, 2012, is set forth below (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(in thousands)
Fiscal year ended December 28, 2013
Net sales	$5,404,922	$5,658,748	$5,686,712	$5,546,796	$22,297,178
Cost of goods sold(1)	4,495,783	4,686,933	4,716,253	4,575,070	18,474,039

Gross profit	909,139	971,815	970,459	971,726	3,823,139
Operating expenses(2)	885,762	871,623	881,600	863,655	3,502,640
Interest expense—net	81,826	78,522	72,778	72,961	306,087
Loss on extinguishment of debt(3)	23,967	17,829	—	—	41,796

(Loss) income before income taxes	(82,416)	3,841	16,081	35,110	(27,384)
Income tax (provision) benefit	(12,292)	12,167	6,358	(36,055)	(29,822)

Net (loss) income	$(94,708)	$16,008	$22,439	$(945)	$(57,206)

Fiscal year ended December 29, 2012
Net sales	$5,259,726	$5,462,991	$5,507,531	$5,434,673	$21,664,921
Cost of goods sold(1)	4,383,285	4,519,594	4,582,084	4,486,986	17,971,949

Gross profit	876,441	943,397	925,447	947,687	3,692,972
Operating expenses(2)	810,148	850,260	847,631	850,423	3,358,462
Interest expense—net	71,594	74,843	80,859	84,516	311,812
Loss on extinguishment of debt(3)	—	9,600	796	21,027	31,423

(Loss) income before income taxes	(5,301)	8,694	(3,839)	(8,279)	(8,725)
Income tax benefit (provision)	1,812	(2,992)	1,284	(42,552)	(42,448)

Net (loss) income	$(3,489)	$5,702	$(2,555)	$(50,831)	$(51,173)

(1)	Cost of goods sold is net of related vendor considerations, and excludes depreciation and amortization expense.
(2)	Operating expenses include depreciation and amortization expense, restructuring and tangible asset impairment charges.
(3)

Loss on extinguishment of debt includes fees paid to debt holders, third party costs, early redemption premiums and the write off of old debt facility unamortized debt issuance costs. See Note 11—Debt for a further description of the Company’s debt refinancing transactions.

24.	BUSINESS SEGMENT INFORMATION

The Company operates in one business segment based on how the Chief Operating Decision Maker (“CODM”), the Chief Executive Officer, views the business for purposes of evaluating performance and making operating decisions. The Company markets and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the United States.

We use a centralized management structure, and Company strategies and initiatives are implemented and executed consistently across the organization to maximize value to the organization as a whole. We use shared resources for sales, procurement, and general and administrative costs across each of our distribution centers. Our distribution centers form a single network to reach our customers; it is common for a single customer to make purchases from several different distribution centers. Capital projects, whether for cost savings or generating incremental revenue, are evaluated based on estimated economic returns to the organization as a whole (e.g., net present value, return on investment).

The measure used by the CODM to assess operating performance is Adjusted EBITDA. Adjusted EBITDA is defined as Net income (loss), plus Interest expense, net, Income tax (provision) benefit, and depreciation and amortization adjusted for 1) Sponsor fees; 2) Restructuring and tangible and Intangible asset impairment charges; 3) share-based compensation expense; 4) other gains, losses or charges as permitted under the Company’s debt agreements; and 5) the non-cash impact of LIFO adjustments. Costs to optimize and transform our business are noted as business transformation costs in the table below and are added to EBITDA in arriving at Adjusted EBITDA as permitted under the Company’s debt agreements. Business transformation costs include costs related to functionalization and significant process and systems redesign in the Company’s replenishment, finance, category management and human resources functions; company rebranding; cash & carry retail store strategy; and implementation and process and system redesign related to the Company’s sales model.

The aforementioned items are specified as items to add to EBITDA in arriving at Adjusted EBITDA per the Company’s debt agreements and, accordingly, our management includes such adjustments when assessing the operating performance of the business.

The following is reconciliation for the last three fiscal years of Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is Net loss:

	2013	2012	2011
	(in thousands)
Adjusted EBITDA	$845,393	$840,750	$812,118
Adjustments:
Sponsor fees(1)	(10,302)	(10,242)	(10,206)
Restructuring and tangible asset impairment(2)	(8,386)	(8,923)	(71,892)
Share-based compensation expense(3)	(8,406)	(4,312)	(14,677)
LIFO reserve change(4)	(11,925)	(13,213)	(59,300)
Legal(5)	—	—	(3,000)
Loss on extinguishment of debt(6)	(41,796)	(31,423)	(76,011)
Pension settlement(7)	(1,778)	(17,840)	—
Business transformation costs(8)	(60,800)	(74,900)	(44,700)
Other(9)	(35,109)	(20,918)	(26,231)

EBITDA	666,891	658,979	506,101
Interest expense, net	(306,087)	(311,812)	(307,614)
Income tax (provision) benefit	(29,822)	(42,448)	42,074
Depreciation and amortization expense	(388,188)	(355,892)	(342,732)

Net loss	$(57,206)	$(51,173)	$(102,171)

(1)	Consists of management fees paid to the Sponsors.
(2)	Consists of facility closing, severance and related costs, and tangible asset impairment charges.
(3)	Represents costs recorded for stock option awards and restricted stock and restricted stock units vested.
(4)	Consists of changes in the LIFO reserve.
(5)	Includes settlement costs accrued in 2011 for a class action matter.
(6)

Includes fees paid to debt holders, third party costs, early redemption premiums and the write off of old debt facility unamortized debt issuance costs. See Note 11—Debt for a further description of Company’s debt refinancing transactions.

(7)	Consists of charges resulting from lump-sum payment settlements to retirees and former employees participating in several Company sponsored pension plans.
(8)	Consists primarily of costs related to functionalization and significant process and systems redesign.
(9)	Other includes gains, losses or charges, including $3.5 million of 2013 direct and incremental costs related to the merger agreement, as specified under the Company’s debt agreements.

The following table presents the sales mix for the Company’s principal product categories for the last three fiscal years:

	2013	2012	2011
	(in thousands)
Meats and seafood	$7,684,396	$7,445,636	$6,851,675
Dry grocery products	4,275,669	4,214,890	3,939,459
Refrigerated and frozen grocery products	3,446,308	3,373,764	3,170,696
Dairy	2,332,346	2,221,986	2,135,695
Equipment, disposables and supplies	2,133,899	2,075,323	1,952,317
Beverage products	1,309,303	1,322,961	1,267,969
Produce	1,115,257	1,010,361	1,027,058

	$22,297,178	$21,664,921	$20,344,869

No single customer accounted for more than 4% of the Company’s consolidated net sales for 2013, 2012 or 2011. However, customers purchasing through one group purchasing organization accounted for approximately 12%, 11% and 11% of consolidated Net sales in 2013, 2012 or 2011, respectively.

******

USF Holding Corp.

Consolidated Balance Sheets of USF as of March 29, 2014 and December 28, 2013 and the related Consolidated Statements of Comprehensive Income (Loss) for the 13-weeks ended March 29, 2014 and March 30, 2013, and Cash Flows for the 13-weeks ended March 29, 2014 and March 30, 2013 (Unaudited)

USF HOLDING CORP.

CONSOLIDATED BALANCE SHEETS (Unaudited)

(in thousands)

	March 29, 2014	December 28, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$171,522	$179,744
Accounts receivable, less allowances of $26,098 and $25,151	1,320,285	1,225,719
Vendor receivables, less allowances of $2,952 and $2,661	140,891	97,361
Inventories—net	1,151,855	1,161,558
Prepaid expenses	80,043	75,604
Deferred taxes	15,596	13,557
Assets held for sale	20,557	14,554
Other current assets	6,248	6,644

Total current assets	2,906,997	2,774,741
PROPERTY AND EQUIPMENT—Net	1,758,412	1,748,495
GOODWILL	3,835,477	3,835,477
OTHER INTANGIBLES—Net	716,217	753,840
DEFERRED FINANCING COSTS	34,754	39,282
OTHER ASSETS	37,983	33,742

TOTAL ASSETS	$9,289,840	$9,185,577

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Bank checks outstanding	$171,549	$185,369
Accounts payable	1,379,753	1,181,452
Accrued expenses and other current liabilities	361,556	423,635
Current portion of long-term debt	42,011	35,225

Total current liabilities	1,954,869	1,825,681
LONG-TERM DEBT	4,775,591	4,735,248
DEFERRED TAX LIABILITIES	419,037	408,153
OTHER LONG-TERM LIABILITIES	319,783	334,808

Total liabilities	7,469,280	7,303,890

COMMITMENTS AND CONTINGENCIES (See Note 15)
TEMPORARY EQUITY	39,372	37,923
SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value—600,000 shares authorized	4,500	4,500
Additional paid-in capital	2,284,465	2,282,801
Accumulated deficit	(506,082)	(440,858)
Accumulated other comprehensive loss	(1,695)	(2,679)

Total shareholders’ equity	1,781,188	1,843,764

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$9,289,840	$9,185,577

See Notes to Unaudited Consolidated Financial Statements.

USF HOLDING CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

(in thousands)

	13-Weeks Ended
	March 29, 2014	March 30, 2013
NET SALES	$5,456,635	$5,404,922
COST OF GOODS SOLD	4,561,948	4,495,783

Gross profit	894,687	909,139
OPERATING EXPENSES:
Distribution, selling and administrative costs	877,358	883,970
Restructuring and tangible asset impairment charges	212	1,792

Total operating expenses	877,570	885,762

OPERATING INCOME	17,117	23,377
INTEREST EXPENSE—Net	73,178	81,826
LOSS ON EXTINGUISHMENT OF DEBT	—	23,967

Loss before income taxes	(56,061)	(82,416)
INCOME TAX PROVISION (BENEFIT)	9,163	12,292

NET INCOME (LOSS)	(65,224)	(94,708)
OTHER COMPREHENSIVE INCOME (LOSS)—Net of tax:
Changes in retirement benefit obligations, net of income tax	984	2,334
Changes in interest rate swap derivative, net of income tax	—	542

COMPREHENSIVE INCOME (LOSS)	$(64,240)	$(91,832)

See Notes to Unaudited Consolidated Financial Statements.

USF HOLDING CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(in thousands)

	13-Weeks Ended
	March 29, 2014	March 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(65,224)	$(94,708)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	99,799	94,178
Loss (gain) on disposal of property and equipment	43	(548)
Loss on extinguishment of debt	—	23,967
Tangible asset impairment charges	130	1,860
Amortization of deferred financing costs	4,528	4,670
Amortization of Senior Notes original issue premium	(832)	(833)
Deferred tax provision	8,845	12,327
Share-based compensation expense	3,053	3,800
Provision for doubtful accounts	4,188	6,565
Changes in operating assets and liabilities:
Increase in receivables	(141,889)	(96,938)
Decrease in inventories	9,703	5,496
Increase in prepaid expenses and other assets	(9,129)	(8,286)
Increase in accounts payable and bank checks outstanding	193,253	65,213
Decrease in accrued expenses and other liabilities	(75,379)	(26,867)

Net cash provided by (used in) operating activities	31,089	(10,104)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of property and equipment	579	3,463
Purchases of property and equipment	(40,703)	(54,599)

Net cash used in investing activities	(40,124)	(51,136)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from debt refinancing	—	388,125
Proceeds from debt borrowings	385,450	456,000
Payment for debt financing costs and fees	—	(6,065)
Principal payments on debt and capital leases	(384,697)	(494,276)
Repurchase of senior subordinated notes	—	(375,144)
Proceeds from common stock sales	104	54
Common stock repurchased	(44)	(809)

Net cash provided by (used in) financing activities	813	(32,115)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(8,222)	(93,355)
CASH AND CASH EQUIVALENTS—Beginning of period	179,744	242,457

CASH AND CASH EQUIVALENTS—End of period	$171,522	$149,102

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (received) during the year for:
Interest (net of amounts capitalized)	$98,176	$119,658
Income taxes refunded—net of payments	(270)	(7)
Property and equipment purchases included in accounts payable	10,947	14,067
Capital lease additions	46,763	49,947

See Notes to Unaudited Consolidated Financial Statements.

USF HOLDING. CORP.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	OVERVIEW AND BASIS OF PRESENTATION

USF Holding Corp., a Delaware corporation, and its consolidated subsidiaries is referred to here as “we,” “our,” “us,” “the Company,” or “USF.” USF conducts all of its operations through its wholly owned subsidiary US Foods, Inc. (“US Foods”). All of the indebtedness, as further described in Note 9—Debt, is an obligation of US Foods, and its subsidiaries. US Foods Senior Notes due in 2019 as described below in Public Filer Status are traded over the counter and are not listed on any stock exchange.

Ownership—On July 3, 2007 (the “Closing Date”), USF, through a wholly owned subsidiary, and through a series of transactions, acquired all of our predecessor company’s common stock and certain related assets from Koninklijke Ahold N.V. (“Ahold”) for approximately $7.2 billion. USF is a corporation formed and controlled by investment funds associated with or designated by Clayton, Dubilier & Rice, Inc. (“CD&R”), and Kohlberg Kravis Roberts & Co. (“KKR”), (collectively the “Sponsors”).

Proposed Acquisition by Sysco—On December 8, 2013, USF entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sysco Corporation, a Delaware corporation (“Sysco”); Scorpion Corporation I, Inc., a Delaware corporation and a wholly owned subsidiary of Sysco (“Merger Sub One”); and Scorpion Company II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Sysco, through which Sysco will acquire USF (the “Acquisition”) on the terms and subject to the conditions set forth in the Merger Agreement. The aggregate purchase price will consist of $500 million in cash and approximately $3 billion in Sysco’s common stock, subject to possible downward adjustment pursuant to the Merger Agreement. The Acquisition is expected to close in the third quarter of 2014. It is subject to customary conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). If the Merger Agreement is terminated because the required antitrust approvals cannot be obtained, or if the Acquisition does not close by a certain date as specified in the Merger Agreement, in certain circumstances Sysco will be required to pay USF a termination fee of $300 million.

Business Description—The Company through its subsidiary, US Foods, markets and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the United States. These include independently owned single and multi-location restaurants, regional concepts, national chains, hospitals, nursing homes, hotels and motels, country clubs, fitness centers, government and military organizations, colleges and universities, and retail locations.

Basis of Presentation—The Company operates on a 52-53 week fiscal year with all periods ending on a Saturday. When a 53-week fiscal year occurs, we report the additional week in the fourth quarter. The accompanying unaudited consolidated financial statements include the accounts of USF and its 100% owned subsidiary, US Foods, and its subsidiaries. All intercompany transactions have been eliminated in consolidation.

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”). Accordingly, they do not include all the information and disclosures required by GAAP for annual financial statements. These unaudited consolidated financial statements and related notes should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended December 28, 2013. Certain footnote disclosures included in the annual financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to applicable rules and regulations for interim financial statements. The consolidated financial statements reflect all adjustments which are of a normal and recurring nature that are, in the opinion of management, necessary for the fair presentation of the financial position, results of operations and cash flows for the interim periods presented. The results of operations for interim periods are not necessarily indicative of the results that might be achieved for the full year.

Public Filer Status—During the second quarter 2013, our wholly owned subsidiary, US Foods completed the registration of $1,350 million aggregate principal amount of 8.5% Senior Notes due 2019 (“Senior Notes”) in exchange offers for a like principal amount of its outstanding 8.5% Senior Notes due 2019 and became subject to rules and regulations of the SEC, including periodic and current reporting requirements under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. The Company did not receive any proceeds from the registration of these exchange offers. USF is not a public filer and its common stock is not publicly traded.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are presented in Note 2 to the Company’s consolidated financial statements for the fiscal year ended December 28, 2013. The following selected accounting policies should be read in conjunction with those discussed in those consolidated financial statements.

Use of Estimates—The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and notes thereto. Actual results could differ from these estimates. The most critical estimates used in the preparation of the Company’s consolidated financial statements pertain to the valuation of goodwill and other intangible assets, property and equipment, vendor consideration, self-insurance programs, and income taxes.

Inventories—The Company’s inventories—consisting mainly of food and other foodservice-related products—are considered finished goods. Inventory costs include the purchase price of the product and freight charges to deliver it to the Company’s warehouses, and are net of certain cash or non-cash consideration received from vendors. The Company assesses the need for valuation allowances for slow-moving, excess and obsolete inventories by estimating the net recoverable value of such goods based upon inventory category, inventory age, specifically identified items and overall economic conditions.

The Company records inventories at the lower of cost or market using the last-in, first-out (“LIFO”) method. The base year values of beginning and ending inventories are determined using the inventory price index computation method. This method “links” current costs to original costs in the base year when the Company adopted LIFO. At March 29, 2014 and December 28, 2013, the LIFO balance sheet reserves were $173 million and $148 million, respectively. As a result of changes in LIFO reserves, cost of goods sold increased $25 million and $2 million for the 13-weeks ended March 29, 2014 and March 30, 2013, respectively.

Property and Equipment—Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to 40 years. Property and equipment under capital leases and leasehold improvements are amortized on a straight-line basis over the shorter of the remaining terms of the leases or the estimated useful lives of the assets. At March 29, 2014 and December 28, 2013, Property and equipment-net included accumulated depreciation of $1,144 million and $1,093 million, respectively. Depreciation expense was $62 million and $57 million for the 13-weeks ended March 29, 2014 and March 30, 2013, respectively.

Property and equipment held and used by the Company are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. For purposes of evaluating the recoverability of property and equipment, the Company compares the carrying value of the asset or asset group to the estimated, undiscounted future cash flows expected to be generated by the long-lived asset or asset group. If the future cash flows included in a long-lived asset recoverability test do not exceed the carrying value, the carrying value is compared to the fair value of such asset. If the carrying value exceeds the fair value, an impairment charge is recorded for the excess.

The Company also assesses the recoverability of its closed facilities actively marketed for sale. If a facility’s carrying value exceeds its fair value, less an estimated cost to sell, an impairment charge is recorded for the excess. Assets held for sale are not depreciated.

Impairments are recorded as a component of Restructuring and tangible asset impairment charges in the Consolidated Statements of Comprehensive Income (Loss), as well as in a reduction of the assets’ carrying value in the Consolidated Balance Sheets. See Note 10—Restructuring and Tangible Asset Impairment Charges for a discussion of our long-lived asset impairment charges.

Goodwill and Other Intangible Assets—Goodwill and Other intangible assets include the cost of the acquired business in excess of the fair value of the net tangible assets recorded in connection with acquisitions. Other intangible assets include customer relationships, the brand names comprising our portfolio of exclusive brands, and trademarks. As required, we assess Goodwill and Other intangible assets with indefinite lives for impairment annually, or more frequently if events occur that indicate an asset may be impaired. For goodwill and indefinite-lived intangible assets, our policy is to assess for impairment at the beginning of each year’s third quarter. For other intangible assets with finite lives, we assess for impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. All goodwill is assigned to the consolidated Company as the reporting unit.

Business Acquisitions—The Company accounts for business acquisitions under the acquisition method, in which assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition. The operating results of the acquired companies are included in the Company’s consolidated financial statements from the date of acquisition. Acquisitions, individually and in the aggregate, did not materially affect the Company’s results of operations or financial position for any period presented. The fourth quarter 2013 acquisition has been integrated into our foodservice distribution network. There were no business acquisitions in the first quarter of 2014.

Certain prior year acquisitions involve contingent consideration in the event certain operating results are achieved over periods of up to two years. As of March 29, 2014 and December 28, 2013, the Company has accrued $2 million of contingent consideration relating to acquisitions.

Share-Based Compensation—Certain employees participate in the 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates, as amended (“Stock Incentive Plan”), which allows purchases of shares of USF common stock, grants of restricted stock and restricted stock units of USF, and grants of options exercisable in USF common stock. The Company measures compensation expense for stock-based option awards at fair value at the date of grant, and recognizes compensation expense over the service period for stock-based awards expected to vest. USF contributes shares to its subsidiary, US Foods for employee stock purchases and upon exercise of options or grants of restricted stock and restricted stock units.

Temporary Equity—Temporary equity is a security with redemption features that are outside the control of the issuer, is not classified as an asset or liability in conformity with GAAP, and is not mandatorily redeemable. In contrast to common stock owned by the Sponsors, common stock owned by management and certain employees give the holder, via the management stockholder’s agreement, the right to require the Company to repurchase all of his or her restricted common stock in the event of a termination of employment due to death or disability. Since this redemption feature, or put option, is outside of the control of the Company, the value of the shares is shown outside of permanent equity as temporary equity. In addition to the value of the common stock held, stock-based awards with similar underlying common stock are also recorded in temporary equity. Temporary equity includes values for common stock issuances to management and certain employees, vested restricted shares, vested restricted stock units and vested stock option awards. Until the redemption feature becomes probable, the amount shown in temporary equity is the intrinsic value of the applicable common stock at issuance and the intrinsic value of stock-based awards at grant date. Because the Company grants stock option awards at fair value, the intrinsic value related to vested stock option awards is zero. Once redemption is deemed probable, if the intrinsic value is different than the current redemption value, the amount shown in temporary equity is adjusted to the current redemption value through a reclassification from/to additional paid-in capital. As of the balance sheet dates presented, there is no value from vested stock option awards recorded in temporary equity since the intrinsic value at the date of grant was zero and redemption is not probable.

Management Loans—Under the management stockholder’s agreement, employees can finance common stock purchases with full recourse notes due to the Company. The balance of these notes is recorded as a reduction to temporary equity. Generally, the notes are short-term in nature and are paid back in cash; however, certain employees have repaid balances due on their notes by selling back common stock to the Company.

Revenue Recognition—The Company recognizes revenue from the sale of products when title and risk of loss passes and the customer accepts the goods, which generally occurs at delivery. The Company grants certain customers sales incentives—such as rebates or discounts—and treats these as a reduction of sales at the time the sale is recognized. Sales taxes invoiced to customers and remitted to governmental authorities are excluded from net sales.

Cost of Goods Sold—Cost of goods sold includes amounts paid to manufacturers for products sold-net of vendor consideration plus the cost of transportation necessary to bring the products to the Company’s distribution facilities. Cost of goods sold excludes depreciation and amortization—as the Company acquires its inventories generally in a complete and salable state—and excludes warehousing related costs, which are presented in distribution, selling and administrative costs. The amounts presented for Cost of goods sold may not be comparable to similar measures disclosed by other companies, because not all companies calculate Cost of goods sold in the same manner. See Inventories section above for discussion of LIFO impact on Cost of goods sold.

Income Taxes—The Company accounts for income taxes under the asset and liability method. This requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the consolidated financial statements and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Net deferred tax assets are recorded to the extent the Company believes these assets will more likely than not be realized.

An uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Uncertain tax positions are recorded at the largest amount that is more likely than not to be sustained. The Company adjusts the amounts recorded for uncertain tax positions when its judgment changes, as a result of the evaluation of new information not previously available. These differences are reflected as increases or decreases to Income tax provision (benefit) in the period in which they are determined.

Subsequent Events—The Company evaluated subsequent events through May 12, 2014, the date its financial statements were issued.

3.	RECENT ACCOUNTING PRONOUNCEMENTS

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-8, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update changes the criteria for reporting discontinued operations and modifies related disclosure requirements. Under the new guidance, a discontinued operation is defined as a disposal of a component or group of components that is disposed of or is classified as held for sale and “represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” The update states that a strategic shift could include a disposal of 1) a major geographical area of operations, 2) a major line of business, or 3) a major equity method investment. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends, with early adoption permitted. The Company adopted this guidance in the first quarter of 2014, which had no impact on the Company’s financial position, results of operations or cash flows.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exist. This update requires an entity to present an unrecognized tax benefit—or a portion of an unrecognized tax benefit—in the financial statements as a reduction to a deferred tax asset for a net operating loss (“NOL”) carryforward, a similar tax loss, or a tax credit carryforward except when 1) an NOL carryforward, a similar tax loss, or a tax credit carryforward is not available as of the reporting date under the governing tax law to settle taxes that would result from the disallowance of the tax position; and 2) the entity does not intend to use the deferred tax asset for this purpose (provided that the tax law permits a choice). If either of these conditions exists, an entity should present an unrecognized tax benefit in the financial statements as a liability and should not net the unrecognized tax benefit with a deferred tax asset. Additional recurring disclosures are not required, because this ASU does not affect the recognition, measurement or tabular disclosure of uncertain tax positions. This guidance is effective for fiscal years—and interim periods within those fiscal years—beginning after December 15, 2013. The Company’s adoption of this guidance in the first quarter of 2014 had no impact on the Company’s financial position, results of operations or cash flows.

4.	FAIR VALUE MEASUREMENTS

The Company follows the accounting standards for fair value, whereas fair value is a market-based measurement, not an entity-specific measurement. The Company’s fair value measurements are based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

•	Level 1—observable inputs, such as quoted prices in active markets;

•

Level 2—observable inputs other than those included in Level 1—such as quoted prices for similar assets and liabilities in active or inactive markets—which are observable either directly or indirectly, or other inputs that are observable or can be corroborated by observable market data; and

•	Level 3—unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Any transfers of assets or liabilities between Level 1, Level 2, and Level 3 of the fair value hierarchy will be recognized at the end of the reporting period in which the transfer occurs. There were no transfers between fair value levels in any of the periods presented below.

The Company’s assets and liabilities measured at fair value on a recurring and nonrecurring basis as of March 29, 2014 and December 28, 2013, aggregated by the level in the fair value hierarchy within which those measurements fall, were as follows (in thousands):

Description	Level 1	Level 2	Level 3	Total
Recurring fair value measurements:
Money market funds	$66,100	$—	$—	$66,100

Balance at March 29, 2014	$66,100	$—	$—	$66,100

Recurring fair value measurements:
Money market funds	$64,100	$—	$—	$64,100

Balance at December 28, 2013	$64,100	$—	$—	$64,100

Nonrecurring fair value measurements:
Assets held for sale	$—	$—	$5,600	$5,600

Balance at March 29, 2014	$—	$—	$5,600	$5,600

Nonrecurring fair value measurements:
Assets held for sale	$—	$—	$10,930	$10,930

Balance at December 28, 2013	$—	$—	$10,930	$10,930

Recurring Fair Value Measurements

Money Market Funds

Money market funds include highly liquid investments with an original maturity of three or fewer months. They are valued using quoted market prices in active markets and are classified under Level 1 within the fair value hierarchy. The Company had money market funds of $66 million and $64 million at March 29, 2014 and December 28, 2013, respectively.

Nonrecurring Fair Value Measurements

Property and Equipment

Property and equipment held and used by the Company are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The Company estimates the fair value of various property and equipment assets for purposes of recording necessary impairment charges. We estimate fair value based on information received from real estate brokers. No material impairments to the Company’s property and equipment were recognized during the first quarters of 2014 and 2013.

The Company is required to record Assets held for sale at the lesser of the depreciated carrying amount or estimated fair value less cost to sell. During the 13-weeks ended March 29, 2014 and March 30, 2013, certain Assets held for sale were adjusted to equal their estimated fair value, less cost to sell, resulting in tangible asset impairment charges of $0.1 million and $2 million, respectively. Fair value was estimated by the Company based on information received from real estate brokers.

The amounts included in the tables above, classified under Level 3 within the fair value hierarchy, represent the estimated fair values of those property and equipment that became the new carrying amounts at the time the impairments were recorded.

Other Fair Value Measurements

The carrying value of cash, restricted cash, accounts receivable, bank checks outstanding, accounts payable, accrued expenses and contingent consideration payable for business acquisitions approximate their fair values due to their short-term maturities.

The fair value of total debt approximated $4.9 billion, as compared to its aggregate carrying value of $4.8 billion as of March 29, 2014 and December 28, 2013. Fair value of the Company’s debt is primarily classified under Level 3 of the fair value hierarchy, with fair value estimated based upon a combination of the cash outflows expected under these debt facilities, interest rates that are currently available to the Company for debt with similar terms, and estimates of the Company’s overall credit risk. At March 29, 2014 and December 28, 2013 the fair value, estimated at $1.5 billion, of the Company’s 8.5% Senior Notes was classified under Level 2 of the fair value hierarchy, with fair value based upon the closing market price at the end of the reporting period.

5.	ACCOUNTS RECEIVABLE FINANCING PROGRAM

Under its accounts receivable financing program (“2012 ABS Facility”), the Company and certain of its subsidiaries sell—on a revolving basis—their eligible receivables to a 100% owned, special purpose, bankruptcy remote subsidiary (the “Receivables Company”). This subsidiary, in turn, grants a continuing security interest in all of its rights, title and interest in the eligible receivables to the administrative agent for the benefit of the lenders (as defined by the 2012 ABS Facility). The Company consolidates the Receivables Company and, consequently, the transfer of the receivables is a transaction internal to the Company and the receivables have not been derecognized from the Company’s Consolidated Balance Sheets. On a daily basis, cash from accounts receivable collections is remitted to the Company as additional eligible receivables are sold to the Receivables Company. If, on a weekly settlement basis, there are not sufficient eligible receivables available as collateral, the Company is required to either provide cash collateral to cover the shortfall or, in lieu of providing cash collateral to cover the shortfall, it can pay down its borrowings on the 2012 ABS Facility. Due to sufficient eligible receivables available as collateral, no cash collateral was held at March 29, 2014 or December 28, 2013.

The maximum capacity under the 2012 ABS Facility is $800 million. Borrowings under the 2012 ABS Facility were $686 million at March 29, 2014 and December 28, 2013. Included in the Company’s accounts receivable balance as of March 29, 2014 and December 28, 2013 was $994 million and $930 million, respectively, of receivables held as collateral in support of the 2012 ABS Facility. See Note 9—Debt for further description of the 2012 ABS Facility.

6.	RESTRICTED CASH

At March 29, 2014 and December 28, 2013, the Company had $7 million of restricted cash included in the Company’s Consolidated Balance Sheets in Other assets. This restricted cash primarily represented security deposits and escrow amounts related to certain properties collateralizing the commercial mortgage-backed securities loan facility (“CMBS Fixed Facility”). See Note 9—Debt for further description of the CMBS Fixed Facility.

7.	GOODWILL AND OTHER INTANGIBLES

Goodwill and Other intangible assets include the cost of acquired businesses in excess of the fair value of the tangible net assets recorded in connection with acquisitions. Other intangible assets include customer relationships, the brand names comprising our portfolio of exclusive brands, and trademarks. Brand names and trademarks are indefinite-lived intangible assets and, accordingly, are not subject to amortization.

Customer relationship intangible assets have definite lives, so they are carried at the acquired fair value less accumulated amortization. Customer relationship intangible assets are amortized over the estimated useful lives (four to ten years). Amortization expense was $38 million and $37 million for the 13-weeks ended March 29, 2014 and March 30, 2013, respectively.

Goodwill and Other intangibles, net, consisted of the following (in thousands):

	March 29, 2014	December 28, 2013
Goodwill	$3,835,477	$3,835,477

Other intangibles—net
Customer relationships—amortizable:
Gross carrying amount	$1,377,663	$1,377,663
Accumulated amortization	(914,939)	(877,396)

Net carrying value	462,724	500,267

Noncompete agreement—amortizable:
Gross carrying amount	800	800
Accumulated amortization	(107)	(27)

Net carrying value	693	773

Brand names and trademarks—not amortizing	252,800	252,800

Total other intangibles—net	$716,217	$753,840

As required, we assess Goodwill and Other intangible assets with indefinite lives for impairment annually, or more frequently if events occur that indicate an asset may be impaired. For Goodwill and indefinite-lived intangible assets, our policy is to assess for impairment at the beginning of each fiscal third quarter. For Other intangible assets with definite lives, we assess for impairment only if events occur that indicate that the carrying amount of an asset may not be recoverable. All goodwill is assigned to the consolidated Company as the reporting unit.

The Company last completed its annual impairment assessment for goodwill and its portfolio of brand names and trademarks, the indefinite-lived intangible assets on June 30, 2013—the first day of the 2013 third quarter—with no impairments noted. Our assessment for impairment of goodwill utilized a discounted cash flow analysis, comparative market multiples and comparative market transaction multiples to determine the fair value of the reporting unit for comparison to the corresponding carrying value. If the carrying value of the reporting unit exceeds its fair value, we must then perform a comparison of the implied fair value of goodwill with its carrying value. If the carrying value of the goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to the excess. Based upon our fiscal 2013 annual impairment analysis, we believe the fair value of the Company’s reporting unit exceeded its carrying value. Our fair value estimates of the brand name and trademark indefinite-lived intangible assets are based on a discounted cash flow analysis. Due to the many variables inherent in estimating fair value and the relative size of the recorded indefinite-lived intangible assets, differences in assumptions may have a material effect on the results of our impairment analysis. There have been no events that would indicate the need for impairment testing of the Goodwill or Other intangible assets as of March 29, 2014.

8.	ASSETS HELD FOR SALE

The Company classifies its closed facilities as Assets held for sale at the time management commits to a plan to sell the facility and it is unlikely the plan will be changed, the facility is actively marketed and available for immediate sale and the sale is expected to be completed within one year. Due to market conditions, certain facilities may be classified as Assets held for sale for more than one year as the Company continues to actively market the facilities at reasonable prices. For all properties held for sale, the Company has exited operations from the facilities and, thus, the properties are no longer productive assets. Further, the

Company has no history of changing its plan to dispose of a facility once the decision has been made. At March 29, 2014 and December 28, 2013, $10 million of closed facilities were included in Assets held for sale for more than one year.

The change in Assets held for sale for the 13-weeks ended March 29, 2014 was as follows (in thousands):

Balance at beginning of period	$14,554
Transfers in	6,133
Tangible asset impairment charges	(130)

Balance at end of the period	$20,557

During the first quarter of 2014, three distribution facilities were closed and reclassified to Assets held for sale. As discussed in Note 4—Fair Value Measurements, certain Assets held for sale were adjusted to equal their estimated fair value, less cost to sell, resulting in a minimal tangible asset impairment charge in the 2014 first quarter and $2 million of tangible asset impairment charge in the 2013 first quarter.

9.	DEBT

The Company’s debt consisted of the following (dollars in thousands):

Debt Description	Contractual Maturity	Interest Rate at March 29, 2014	March 29, 2014	December 28, 2013
ABL Facility	May 11, 2016	3.40%	$30,000	$20,000
2012 ABS Facility	August 27, 2015	1.45	686,000	686,000
Amended 2011 Term Loan	March 31, 2019	4.50	2,089,500	2,094,750
CMBS Fixed Facility	August 1, 2017	6.38	472,391	472,391
Senior Notes	June 30, 2019	8.50	1,350,000	1,350,000
Obligations under capital leases	2019-2025	3.96–6.25	159,952	116,662
Other debt	2018-2031	5.75–9.00	12,280	12,359

Total debt			4,800,123	4,752,162
Add unamortized premium			17,479	18,311
Less current portion of long-term debt			(42,011)	(35,225)

Long-term debt			$4,775,591	$4,735,248

At March 29, 2014, $1,995 million of the total debt was at a fixed rate and $2,805 million was at a floating rate.

Revolving Credit Agreement

The Company’s asset backed senior secured revolving loan facility (“ABL Facility”) provides for loans of up to $1,100 million, with its capacity limited by borrowing base calculations. As of March 29, 2014, the Company had $30 million of outstanding borrowings and had issued Letters of Credit totaling $289 million under the ABL Facility. Outstanding Letters of Credit included 1) $90 million issued in favor of Ahold to secure their contingent exposure under guarantees of our obligations with respect to certain leases, 2) $184 million issued in favor of certain commercial insurers securing our obligations with respect to our self-insurance program, and 3) letters of credit of $15 million for other obligations. There was available capacity on the ABL Facility of $781 million at March 29, 2014, according to the borrowing base calculation. As of March 29, 2014, on borrowings up to $75 million, the Company can periodically elect to pay interest at Prime plus 2.25% or LIBOR plus 3.25%. On borrowings in excess of $75 million, the Company can periodically elect to pay interest at Prime plus 1.00% or LIBOR plus 2.00%. The ABL facility also carries letter of credit fees of 2.00% and an unused commitment fee of 0.25%. The Company anticipates repaying all or substantially all of the outstanding ABL borrowings at times during the next 12 months, and re-borrowing funds under the facility, as needed. The Company expects its borrowing base capacity will exceed its ABL facility borrowing needs at all times during the next 12 months and, accordingly, it has included these borrowings in long-term debt in its Consolidated Balance Sheet at March 29, 2014.

Accounts Receivable Financing Program

Under the 2012 ABS Facility—which replaced the Company’s prior accounts receivable securitization—our subsidiary, US Foods and certain of its subsidiaries sell—on a revolving basis—their eligible receivables to a 100% owned, special purpose, bankruptcy remote subsidiary of the Company (the “Receivables Company”). This subsidiary, in turn, grants a continuing security interest in all of its rights, title and interest in the eligible receivables to the administrative agent for the benefit of the lenders (as defined by the 2012 ABS Facility). The maximum capacity under the 2012 ABS Facility is $800 million. Borrowings under the 2012 ABS Facility were $686 million at March 29, 2014. The Company, at its option, can request additional 2012 ABS Facility borrowings up to the maximum commitment, provided sufficient eligible receivables are available as collateral. There was available capacity on the 2012 ABS Facility of $61 million at March 29, 2014 based on eligible receivables available as collateral. The portion of the loan held by the lenders who fund the loan with commercial paper bears interest at the lender’s commercial paper rate, plus any other costs associated with the issuance of commercial paper, plus 1.25% and an unused commitment fee of 0.35%. The portion of the loan held by lenders that do not fund the loan with commercial paper bears interest at LIBOR plus 1.25% and an unused commitment fee of 0.35%. See Note 5—Accounts Receivable Financing Program for a further description of the Company’s Accounts Receivable Financing Program.

Term Loan Agreement

The Company’s senior secured term loan (“Amended 2011 Term Loan”) consisted of a senior secured term loan with outstanding borrowings of $2,090 million at March 29, 2014. The Amended 2011 Term Loan bears interest equal to Prime plus 2.5%, or LIBOR plus 3.5%, with a LIBOR floor of 1.0%, based on a periodic election of the interest rate by the Company. Principal repayments of $5 million are payable quarterly with the balance due at maturity. The Amended 2011 Term Loan may require mandatory repayments if certain assets are sold, or based on excess cash flow generated by the Company, as defined in the agreement. The interest rate for all borrowings on the Amended 2011 Term Loan was 4.5%—the LIBOR floor of 1.0% plus 3.5%—at March 29, 2014. At March 29, 2014, entities affiliated with KKR held $287 million of the Company’s Amended 2011 Term Loan debt.

The term loan agreement was amended in June 2013. See “2013 Debt Refinancing Transactions” discussed below.

Other Debt

The CMBS Fixed Facility provides financing of $472 million and is secured by mortgages on 38 properties, consisting primarily of distribution centers. The CMBS Fixed Facility bears interest at 6.38%.

The unsecured Senior Notes with outstanding principal of $1,350 million at March 29, 2014 bear interest at 8.5%. There was unamortized issue premium associated with the Senior Notes issuances of $17 million at March 29, 2013. This is amortized as a decrease to Interest expense over the remaining life of the debt facility. At March 29, 2014, entities affiliated with KKR held $2 million of the Company’s Senior Notes.

Effective December 19, 2013, upon consent of the note holders, the Senior Notes Indenture was amended so that the proposed Acquisition will not constitute a “Change of Control,” as defined in the Indenture. In the event of a “Change of Control,” the holders of the Senior Notes would have the right to require the Company to repurchase all or any part of their notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest to the date of repurchase. If the Acquisition is terminated under terms of the Merger Agreement—or not completed by September 8, 2015—the Senior Notes Indenture will revert to its original terms. See Note 11—Related Party Transactions for a discussion of Senior Notes Indenture amendment fees paid by Sysco and Note 1—Overview and Basis of Presentation for a description of the proposed acquisition by Sysco.

Obligations under capital leases consist of amounts due for transportation equipment and building leases.

2013 Debt Refinancing Transactions

During 2013, we entered into a series of transactions to refinance our debt facilities and extend debt maturity dates, including the following transactions:

•

In June 2013, the Company refinanced its term loan agreements. The aggregate principal outstanding of the 2011 Term Loan was increased to $2,100 million, and the maturity date of the loan facility was extended from March 31, 2017 to March 31, 2019. The Amended 2011 Term Loan facility refinanced an aggregate of $2,091 million in principal under the Company’s Amended 2007 Term Loan and 2011 Term Loan facilities. Continuing lenders refinanced an aggregate of $1,634 million in principal of Term Loan debt. They also purchased $371 million in principal of Term Loan debt from lenders electing not to participate in, or electing to decrease their holdings in, the Amended 2011 Term Loan facility. Additionally, the Company sold $95 million in principal of the Amended 2011 Term Loan to new lenders.

The Company performed an analysis by creditor to determine if the terms of the Amended 2011 Term Loan were substantially different from the previous term loan facilities. Based upon the analysis, it was determined that continuing lenders holding a significant portion of the Amended 2011 Term Loan had terms that were substantially different from their original loan agreements. As a result, this portion of the transaction was accounted for as an extinguishment of debt and the contemporaneous acquisition of new debt. Lenders holding the remaining portion of the Amended 2011 Term Loan had terms that were not substantially different from their original loan agreements and, as a consequence, this portion of the transaction was accounted for as a debt modification as opposed to an extinguishment of debt.

•	In January 2013, the Company redeemed the remaining $355 million in aggregate principal amount of its 11.25% Senior Subordinated Notes (“Senior Subordinated Notes”) due June 30, 2017. This was done at a price equal to 105.625% of the principal amount of the Senior Subordinated Notes, plus accrued and unpaid interest to the redemption date. An entity affiliated with CD&R held all of the redeemed Senior Subordinated Notes. To fund the redemption of these notes, the Company issued $375 million in principal amount of its Senior Notes at a price equal to 103.5% of the principal amount, for gross proceeds of $388 million.

The January 2013 refinancing resulted in losses on extinguishment of debt of $24 million. That consisted of a $20 million Senior Subordinated Notes early redemption premium and a write-off of $4 million of unamortized debt issuance costs related to the Senior Subordinated Notes.

Refinancing Transaction Costs

The Company incurred transaction costs of $29 million related to the debt refinancing transactions, of which $6 million was incurred in the first quarter of 2013. Transaction costs primarily consisted of loan fees, arrangement fees, rating agency fees and legal fees.

Security Interests

Substantially all of our assets are pledged under the various debt agreements. Debt under the 2012 ABS Facility is secured by certain designated receivables and, in certain circumstances, by restricted cash. The

ABL Facility is secured by certain other designated receivables not pledged under the 2012 ABS Facility, inventory and tractors and trailers owned by the Company. The CMBS Fixed Facility is collateralized by mortgages on 38 related properties. Our obligations under the Amended 2011 Term Loan are secured by all of the capital stock of our subsidiaries, each of the direct and indirect 100% owned domestic subsidiaries (as defined in the agreements), and are secured by substantially all assets of the Company and its subsidiaries not pledged under the 2012 ABS Facility, the CMBS Fixed Facility or the former CMBS Floating Facility. More specifically, the Amended 2011 Term Loan has priority over certain collateral securing the ABL Facility, and it has second priority for other collateral securing the ABL Facility. The former CMBS Floating Facility was collateralized by mortgages on related properties until July 2012, when all outstanding borrowings were repaid. As of March 29, 2014, 14 properties remain in this special purpose, bankruptcy remote subsidiary and are not pledged as collateral under any of the Company’s debt agreements.

Restrictive Covenants

Our credit facilities, loan agreements and indentures contain customary covenants. These include, among other things, covenants that restrict our ability to incur certain additional indebtedness, create or permit liens on assets, pay dividends, or engage in mergers or consolidations. Certain debt agreements also contain various and customary events of default with respect to the loans. Those include, without limitation, the failure to pay interest or principal when it is due under the agreements, cross default provisions, the failure of representations and warranties contained in the agreements to be true, and certain insolvency events. If a default event occurs and continues, the principal amounts outstanding—together with all accrued unpaid interest and other amounts owed—may be declared immediately due and payable by the lenders. Were such an event to occur, the Company would be forced to seek new financing that may not be on as favorable terms as its current facilities. The Company’s ability to refinance its indebtedness on favorable terms—or at all—is directly affected by the current economic and financial conditions. In addition, the Company’s ability to incur secured indebtedness (which may enable it to achieve more favorable terms than the incurrence of unsecured indebtedness) depends in part on the value of its assets. This, in turn, relies on the strength of its cash flows, results of operations, economic and market conditions and other factors.

10.	RESTRUCTURING AND TANGIBLE ASSET IMPAIRMENT CHARGES

Certain Assets held for sale were adjusted to equal their estimated fair value, less cost to sell, resulting in a tangible asset impairment charge of $0.1 million and $2 million for the 13-weeks ended March 29, 2014 and March 30, 2013, respectively. Also, in the first quarter of 2013, a reversal of excess liability for an unused leased facility was substantially offset by minimal severance costs incurred.

A summary of the restructuring charges during the 13-weeks ended March 29, 2014 and March 30, 2013 is as follows (in thousands):

	13-Weeks Ended
	March 29, 2014	March 30, 2013
Severance and related costs	$82	$469
Facility closing costs	—	(537)
Tangible asset impairment charges	130	1,860

Total	$212	$1,792

The following table summarizes the changes in the restructuring liabilities for the 13-weeks ended March 29, 2014 (in thousands):

	Severance and Related Costs	Facility Closing Costs	Total
Balance at December 28, 2013	$69,072	$2,146	$71,218
Current period charges	82	—	82
Change in estimate	—	36	36
Payments and usage—net of accretion	(5,056)	—	(5,056)

Balance at March 29, 2014	$64,098	$2,182	$66,280

The $64 million of restructuring liabilities as of March 29, 2014 for severance and related costs includes $58 million of multiemployer pension withdrawal liabilities relating to closed facilities, payable in monthly installments through 2031 at effective interest rates ranging from 5.9% to 6.7%.

11.	RELATED PARTY TRANSACTIONS

The Company pays a monthly management fee of $0.8 million to investment funds associated with or designated by the Sponsors. For each of the 13-weeks ended March 29, 2014 and March 30, 2013, the Company recorded management fees and related expenses of $3 million. These were reported as Distribution, selling and administrative costs in the Consolidated Statements of Comprehensive Income (Loss).

As discussed in Note 9—Debt, entities affiliated with the Sponsors hold various positions in some of our debt facilities and participated in our 2013 debt refinancing transactions. At March 29, 2014, entities affiliated with KKR held $289 million in aggregate principal of the Company’s debt facilities. At March 29, 2014, entities affiliated with CD&R had no holdings of the Company’s debt facilities. Entities affiliated with KKR received transaction fees of $1 million related to the 2013 debt refinancing transactions.

Also as discussed in Note 9—Debt, the Senior Note Indenture was amended in the fourth quarter of 2013 so that the proposed Acquisition by Sysco will not constitute a “Change of Control.” Sysco paid $3.4 million in consent fees to the holders of the Senior Notes in December 2013 on behalf of the Company in connection with this amendment.

12.	RETIREMENT PLANS

The Company has defined benefit and defined contribution retirement plans for its employees. Also, the Company contributes to various multiemployer plans under collective bargaining agreements and provides certain health care benefits to eligible retirees and their dependents.

The components of net pension and other post retirement benefit costs for Company sponsored defined benefit plans for the periods presented were as follows (in thousands):

	13-Weeks Ended
	Pension Benefits		Other Postretirement Plans
	March 29, 2014	March 30, 2013	March 29, 2014		March 30, 2013
Service cost	$6,973	$8,030	$20		$38
Interest cost	9,362	8,368	80		108
Expected return on plan assets	(11,870)	(10,482)	—		—
Amortization of prior service cost (credit)	50	50	(84	)(1)	—
Amortization of net loss (gain)	537	3,257	(19	)(1)	28
Settlements	500	—	—		—

Net periodic benefit costs	$5,552	$9,223	$(3)		$174

(1)

The Amortization of prior service cost (credit) and Amortization of net loss (gain) reflect prospective participant eligibility changes pursuant to a renegotiated agreement for a post retirement medical plan finalized in the first quarter of 2014.

The Company reclassified $1 million and $3 million out of Accumulated other comprehensive income (loss) to Distribution, selling and administrative costs relating to retirement benefit obligations during the 13-weeks ended March 29, 2014 and March 30, 2013, respectively. The Company contributed $10 million and $9 million to its defined benefit and other postretirement plans during the 13-weeks ended March 29, 2014 and March 30, 2013, respectively. The Company anticipates making $49 million in total contributions to its pension plans and other postretirement plans during fiscal year 2014.

13.	RECLASSIFICATIONS OUT OF ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table presents amounts reclassified out of Accumulated other comprehensive income (loss) by component for the periods presented as follows (in thousands):

	13-Weeks Ended
	March 29, 2014	March 30, 2013
Accumulated Other Comprehensive Income (Loss) Components
Defined benefit retirement plans:
Balance at beginning of period(1)	$(2,679)	$(125,642)

Other comprehensive income (loss) before reclassifications	—	—
Amortization of prior service (credit) cost(2)	(34)	50
Amortization of net loss(2)	518	3,285
Settlements(2)	500	—

Total before income tax(3)	984	3,335
Income tax provision (benefit)	—	1,001

Current period comprehensive income (loss), net of tax	984	2,334

Balance at end of period(1)	$(1,695)	$(123,308)

Interest rate swap derivative cash flow hedge(4):
Balance at beginning of period(1)	$—	$(542)

Other comprehensive income (loss) before reclassifications	—	(653)
Amounts reclassified from Other comprehensive income (loss)(5)	—	2,042

Total before income tax	—	1,389
Income tax provision (benefit)	—	847
Current period comprehensive income (loss), net of tax	—	542

Balance at end of period(1)	$—	$—

Accumulated Other Comprehensive Income (Loss) end of period(1)	$(1,695)	$(123,308)

(1)	Amounts are presented net of tax, which had no impact due to the Company’s full valuation allowance. See Note 14—Income Taxes.
(2)	Included in the computation of Net periodic benefit costs. See Note—12 Retirement Plans for additional information.
(3)	Included in Distribution, selling and administration expenses in the Consolidated Statements of Comprehensive Income (Loss).
(4)	The interest rate swap derivative expired in January 2013.
(5)	Included in Interest expense-net in the Consolidated Statements of Comprehensive Income (Loss).

14.	INCOME TAXES

The determination of the Company’s overall effective tax rate requires the use of estimates. The effective tax rate reflects the income earned and taxed in various United States federal and state jurisdictions. Tax law changes, increases and decreases in temporary and permanent differences between book and tax items, tax credits and the Company’s change in income in each jurisdiction all affect the overall effective tax rate.

The Company estimated its annual effective tax rate to be applied to the results of the 13-weeks ended March 29, 2014 and March 30, 2013. In estimating its annual effective tax rate, the Company excluded the effects of the valuation allowance necessary as a result of the tax amortization of its goodwill and trademarks. The valuation allowance impact of the tax amortization of goodwill and trademarks has been measured discretely for the quarter to calculate the income taxes. Given the Company’s cumulative tax loss position, the impact of the projected current year book income and non-deductible items is being offset by a commensurate valuation allowance adjustment within the annual effective tax rate. The Company concluded that to use the forecasted annual effective tax rate, unadjusted for the effects of the valuation allowance related to the tax amortization of the goodwill and trademarks as described above would not be reliable for use in quarterly reporting of income taxes due to such rate’s significant sensitivity to minimal changes in forecasted annual pre-tax income. The impact of including the tax goodwill and trademarks amortization in the annual effective tax rate computation, as applied to the year-to-date pre-tax loss of $56 million, would be distortive to the financial statements. As a result of these considerations, management concluded that the readers of the financial statements would best benefit from a tax provision for the quarter that reflects the accretion of the valuation allowance on a discrete, ratable basis.

The valuation allowance against the net deferred tax assets was $117 million at December 28, 2013. The deferred tax assets related to federal and state net operating losses increased $32 million during the 13-weeks ended March 29, 2014, which resulted in a $149 million total valuation allowance at March 29, 2014. A full valuation allowance on the net deferred tax assets will be maintained until sufficient positive evidence related to sources of future taxable income exists to support a reversal of the valuation allowance.

The effective tax rate for the 13-weeks ended March 29, 2014 and March 30, 2013 of 16% and 15%, respectively, varied from the 35% federal statutory rate primarily due to the increase in the valuation allowance. During the 13-weeks ended March 29, 2014 and March 30, 2013, the valuation allowance increased $32 million and $11 million, respectively, as a result of increased deferred tax assets (net operating losses) not covered by future reversals of deferred tax liabilities.

On September 13, 2013 the U.S. Treasury Department and the IRS issued final regulations that address costs incurred in acquiring, producing, or improving tangible property (the “tangible property regulations”). The tangible property regulations are generally effective for tax years beginning on or after January 1, 2014. The Company’s adoption of the tangible property regulations in the first quarter of 2014 had no impact on the Company’s financial position, results of operations or cash flows.

15.	COMMITMENTS AND CONTINGENCIES

Purchase Commitments—The Company enters into purchase orders with vendors and other parties in the ordinary course of business. Additionally, we have a limited number of purchase contracts with certain vendors that require us to buy a predetermined volume of products, which are not recorded in the Consolidated Balance Sheets. As of March 29, 2014, the Company’s purchase orders and purchase contracts with vendors, all to be delivered in 2014, were $685 million.

To minimize the Company’s fuel cost risk, we enter into forward purchase commitments for a portion of our projected diesel fuel requirements. At March 29, 2014, the Company had diesel fuel forward purchase commitments totaling $40 million through March 2015. The Company also enters into forward purchase agreements for procuring electricity. At March 29, 2014, the Company had electricity forward purchase commitments totaling $3 million through December 2016. The Company does not measure its forward purchase commitments for fuel and electricity at fair value as the amounts contracted for are used in its operations.

Retention and Transaction Bonuses—As part of the Merger Agreement described in Note 1– Overview and Basis of Presentation, Proposed Acquisition by Sysco, the Company was given rights to offer retention and transaction bonuses to certain current employees that are integral to the successful completion of the transaction. The Company was approved to offer a maximum of $31.5 million and $10 million of retention bonuses and transaction bonuses, respectively. The retention and transaction bonus payments are subject to consummation of the merger and are payable on or after the transaction date. As of March 29, 2014, the Company has not and is not required to record a liability for these bonuses until the Acquisition is consummated.

Indemnification by Ahold for Certain Matters—In connection with the sale of US Foods to USF Holding Corp., a corporation formed and controlled by investment funds associated with or managed by CD&R and KKR, by Ahold in 2007 (the “2007 Transaction”), Ahold committed to indemnify and hold harmless the Company from and against damages (which include losses, liabilities, obligations, and claims of any kind) and litigation costs (including attorneys’ fees and expenses) suffered, incurred or paid after the 2007 Transaction closing date related to certain matters. The Company was responsible for the first $40 million of damages and litigation expenses incurred after the closing of the 2007 Transaction. Ahold’s indemnification obligations apply to any such damages and litigation expenses as may be incurred after the 2007 Transaction closing date in excess of $40 million. As of the end of its 2009 fiscal year, the Company had incurred $40 million in costs related to these matters; therefore, any future litigation expenses related to the aforementioned matters are subject to the rights of indemnification from Ahold. As of March 29, 2014, no material amounts are due to the Company from Ahold under the indemnification agreement.

Eagan Multiemployer Pension Withdrawal Liability—In 2008, the Company completed the closure of its Eagan, Minnesota and Fairfield, Ohio divisions and recorded a liability of approximately $40 million for the related multiemployer pension withdrawal liability. In 2010, the Company received formal notice and demand for payment of a $40 million withdrawal liability, which is payable in monthly installments through November 2023. During the 2011 fiscal third quarter, the Company was assessed an additional $17 million multiemployer pension withdrawal liability for the Eagan facility. The parties agreed to arbitrate this matter, and discovery began during the fiscal third quarter of 2012. The Company believes it has meritorious defenses against the assessment for the additional pension withdrawal liability and intends to vigorously defend itself against the claim. The Company does not believe, at this time, that a loss from such obligation is probable and, accordingly, no liability has been recorded. However, it is reasonably possible the Company may ultimately be required to pay an amount up to $17 million.

Pricing Litigation—In October 2006, two customers filed a putative class action against the Company and Ahold. In December 2006, an amended complaint was filed naming a third plaintiff. The complaint focuses on certain pricing practices of the Company in contracts with some of its customers. In February 2007, the Company filed a motion to dismiss the complaint. In August 2007, two additional customers filed putative class action complaints. These two additional lawsuits are based upon the pricing practices at issue in the October 2006 case. In November 2007, the Judicial Panel on Multidistrict Litigation ordered the transfer of the two additional lawsuits to the jurisdiction in which the first lawsuit was filed—the U.S. District Court for the District of Connecticut—for consolidated or coordinated proceedings. In June 2008, the plaintiffs filed their consolidated and amended class action complaint. The Company moved to dismiss this complaint. In August 2009, the Plaintiffs filed a motion for class certification. In December 2009, the court issued a ruling on the Company’s motion to dismiss. It dismissed Ahold from the case and also dismissed certain of the plaintiffs’ claims. On November 30, 2011, the court issued its ruling granting the plaintiffs’ motion to certify the class. On April 4, 2012, the U.S. Court of Appeals for the Second Circuit granted the Company’s request to appeal the district court’s decision which granted class certification. Oral argument was held and the court upheld the grant of class certification. The Company filed a writ of certiorari to the U.S. Supreme Court which was denied on April 29, 2014.

The case continues through the discovery stage. The Company believes it has meritorious defenses to the remaining claims and continues to vigorously defend against the lawsuit. The Company does not believe at this time that an unfavorable outcome from this matter is probable and, accordingly, no liability has been recorded. Due to the inherent uncertainty of legal proceedings, it is reasonably possible the Company could suffer a loss as a result of this matter. An estimate of a possible loss or range of loss from this matter cannot be made. However, any potential liability is subject to the Company’s rights of indemnification from Ahold to the extent and as described above.

Other Legal Proceedings—In addition to the matters described above, the Company and its subsidiaries are parties to a number of other legal proceedings arising from business operations. The legal proceedings—whether pending, threatened or unasserted—if decided adversely to or settled by the Company, may result in liabilities material to our financial condition or results of operations. We have recognized provisions with respect to the proceedings, where appropriate. These are reflected in the Consolidated Balance Sheets. It is possible that the Company could be required to make expenditures in excess of established provisions, in amounts that cannot reasonably be estimated. However, the Company believes that the ultimate resolution of these proceedings will not have a material adverse effect on its consolidated financial position, results of operations, or cash flows. Our policy is to expense attorney fees as incurred, except for those fees that are reimbursable under the above noted indemnification by Ahold.

16.	BUSINESS SEGMENT INFORMATION

The Company operates in one business segment based on how the Chief Operating Decision Maker (“CODM”)—the Chief Executive Officer—views the business for purposes of evaluating performance and making operating decisions. The Company markets and distributes fresh, frozen and dry food and non-food products to foodservice customers throughout the United States.

We use a centralized management structure, and Company strategies and initiatives are implemented and executed consistently across the organization to maximize value to the organization as a whole. We use shared resources for sales, procurement, and general and administrative activities across each of our distribution centers. Our distribution centers form a single network to reach our customers; it is common for a single customer to make purchases from several different distribution centers. Capital projects—whether for cost savings or generating incremental revenue—are evaluated based on estimated economic returns to the organization as a whole (e.g., net present value, return on investment).

The measure used by the CODM to assess operating performance is Adjusted EBITDA. Adjusted EBITDA is defined as Net income (loss), plus Interest expense – net, Income tax provision (benefit), and depreciation and amortization adjusted for (1) Sponsor fees; (2) Restructuring and tangible and intangible asset impairment charges; (3) share-based compensation expense; (4) other gains, losses or charges as permitted under the Company’s debt agreements; and (5) the non-cash impact of LIFO adjustments. Costs to optimize and transform our business are noted as business transformation costs in the table below and are added to EBITDA in arriving at Adjusted EBITDA as permitted under the Company’s debt agreements. Business transformation costs include costs related to functionalization and significant process and systems redesign in the Company’s replenishment, finance, category management and human resources functions; company rebranding; cash & carry retail store strategy; and implementation and process and system redesign related to the Company’s sales model.

The aforementioned items are specified as items to add to EBITDA in arriving at Adjusted EBITDA per the Company’s debt agreements and, accordingly, our management includes such adjustments when assessing the operating performance of the business.

The following is a quantitative reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is Net income (loss) for the periods indicated (in thousands):

	13-Weeks Ended
	March 29, 2014	March 30, 2013
Adjusted EBITDA	$169,458	$156,485
Adjustments:
Sponsor fees(1)	(2,586)	(2,567)
Restructuring and tangible asset impairment charges(2)	(212)	(1,792)
Share-based compensation expense(3)	(3,053)	(3,800)
LIFO reserve change(4)	(24,543)	(1,890)
Loss on extinguishment of debt(5)	—	(23,967)
Business transformation costs(6)	(12,200)	(13,900)
Other(7)	(9,948)	(14,981)

EBITDA	116,916	93,588
Interest expense, net	(73,178)	(81,826)
Income tax provision	(9,163)	(12,292)
Depreciation and amortization expense	(99,799)	(94,178)

Net income (loss)	$(65,224)	$(94,708)

(1)	Consists of management fees paid to the Sponsors.
(2)	Primarily consists of facility closing, severance and related costs and tangible asset impairment charges.
(3)	Share-based compensation expense represents costs recorded for vesting of USF Holding Corp. stock option awards, restricted stock and restricted stock units.
(4)	Consists of changes in the LIFO reserve.
(5)	Consists of an early redemption premium and a write-off of unamortized debt issuance costs related to the Senior Subordinated Notes redemption.
(6)	Consists primarily of costs related to functionalization and significant process and systems redesign.
(7)	Other includes gains, losses or charges as specified under the Company’s debt agreements, including $4.1 million of 2014 direct and incremental costs related to the Acquisition.

17.	SUBSEQUENT EVENTS

As discussed in Note 15, the Company has been a defendant in a class action originating in 2006 pertaining to certain pricing practices. On May 20, 2014, after these interim financial statements were issued, an agreement in principle was reached to settle the matter for $297 million which would release the Company from all claims from all participating class members in relation to these pricing practices. Also as described in Note 15, Ahold has indemnified the Company in regards to this matter and, as a consequence, payment of the settlement will be made by Ahold and will not impact the Company’s results of operations or cash flows. The settlement is subject to approval by the United States District Court for the District of Connecticut, which is anticipated to address the issue in late 2014 or early 2015 and is subject to potential reduction or termination based on the compensable sales volume attributable to class members that elect to opt out of the settlement.

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

USF HOLDING CORP.,

SYSCO CORPORATION,

SCORPION CORPORATION I, INC. and

SCORPION COMPANY II, LLC

Dated as of December 8, 2013

ARTICLE I DEFINITIONS		A-1
1.1.	Definitions	A-1

ARTICLE II MERGERS		A-12
2.1.	Mergers	A-12
2.2.	Closing	A-12
2.3.	Effective Time	A-13
2.4.	Effects of the Mergers	A-13
2.5.	Certificate of Incorporation and By-Laws	A-14
2.6.	Directors and Officers	A-14
2.7.	Conversion of Shares and Equity Awards	A-15
2.8.	Dissenting Shares	A-15
2.9.	Payment of Merger Consideration	A-15
2.10.	Adjustment of Purchase Price	A-17
2.11.	Certain Adjustments	A-18
2.12.	Conversion of Shares in the Follow-On Merger	A-19

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-19
3.1.	Due Incorporation; Capitalization	A-19
3.2.	Due Authorization	A-21
3.3.	Consents and Approvals; No Violations	A-21
3.4.	Financial Statements; No Undisclosed Liabilities	A-22
3.5.	Title to Assets, etc.	A-23
3.6.	Intellectual Property	A-23
3.7.	Contracts	A-24
3.8.	Insurance	A-25
3.9.	Employee Benefit Plans	A-26
3.10.	Taxes	A-28
3.11.	Litigation	A-29
3.12.	Regulatory Matters	A-29
3.13.	Environmental Matters	A-30
3.14.	Absence of Changes	A-30
3.15.	Labor Relations; Compliance	A-30
3.16.	Real Property	A-31
3.17.	Brokers and Finders	A-32
3.18.	Affiliate Agreements	A-32
3.19.	Information Supplied	A-32
3.20.	Reorganization	A-32
3.21.	No Additional Representations	A-32

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS		A-33
4.1.	Due Incorporation; Capitalization	A-33
4.2.	Capital Structure	A-33
4.3.	Due Authorization	A-34
4.4.	Consents and Approvals; No Violations	A-34
4.5.	Brokers and Finders	A-35
4.6.	Operations of Merger Subs	A-35
4.7.	Financial Statements	A-35
4.8.	Litigation	A-36
4.9.	Regulatory Matters	A-36
4.10.	Absence of Changes	A-36

A-i

(continued)

4.11.	Financial Ability	A-37
4.12.	Information Supplied	A-37
4.13.	Taxes	A-37
4.14.	No Additional Representations	A-37

ARTICLE V COVENANTS		A-37
5.1.	Access to Information and Facilities	A-37
5.2.	Preservation of Company Business	A-38
5.3.	Preservation of Parent Business	A-40
5.4.	Exclusivity	A-40
5.5.	Efforts	A-41
5.6.	Certain Tax Matters	A-43
5.7.	Maintenance of Insurance	A-43
5.8.	Employment Matters	A-43
5.9.	Section 280G	A-44
5.10.	Public Announcements	A-45
5.11.	Indemnification of Directors and Officers	A-45
5.12.	Termination of Affiliate Agreements	A-46
5.13.	Appraisal Notice	A-46
5.14.	Financing	A-46
5.15.	Treatment of Certain Indebtedness	A-48
5.16.	Preparation of the Form S-4	A-51
5.17.	No Solicitation	A-53

ARTICLE VI CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUBS		A-53
6.1.	Accuracy of Warranties	A-53
6.2.	Compliance with Agreements and Covenants	A-53
6.3.	HSR Clearance	A-53
6.4.	No Prohibition	A-53
6.5.	Company Stockholder Approval	A-53
6.6.	Form S-4	A-53

ARTICLE VII CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY		A-54
7.1.	Accuracy of Warranties	A-54
7.2.	Compliance with Agreements and Covenants	A-54
7.3.	HSR Clearance	A-54
7.4.	No Prohibition	A-54
7.5.	Company Stockholder Approval	A-54
7.6.	Form S-4	A-54
7.7.	Listing Approval	A-54
7.8.	Tax Opinion	A-54

ARTICLE VIII TERMINATION		A-55
8.1.	Termination	A-55
8.2.	Expenses	A-55
8.3.	Effect of Termination; Termination Fee	A-55
8.4.	Specific Performance	A-57

ARTICLE IX MISCELLANEOUS		A-57
9.1.	Nonsurvival of Representations and Warranties	A-57
9.2.	Amendment	A-57

A-ii

(continued)

9.3.	Notices	A-57
9.4.	Waivers	A-58
9.5.	Counterparts	A-58
9.6.	Interpretation	A-58
9.7.	APPLICABLE LAW	A-58
9.8.	Binding Agreement	A-58
9.9.	Assignment	A-58
9.10.	Third Party Beneficiaries	A-59
9.11.	No Recourse	A-59
9.12.	Release	A-59
9.13.	Further Assurances	A-60
9.14.	Entire Understanding	A-60
9.15.	JURISDICTION OF DISPUTES	A-60
9.16.	WAIVER OF JURY TRIAL	A-60
9.17.	Disclosure Letters	A-61
9.18.	Severability	A-61
9.19.	Construction	A-61

Exhibits

Exhibit A	Form of Stockholders Agreement
Exhibit B	Adjusted EBITDA; Illustrative Calculation
Exhibit C	Form of Voting Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made as of December 8, 2013, by and among USF Holding Corp., a Delaware corporation (“Company”), Sysco Corporation, a Delaware corporation, (“Parent”), Scorpion Corporation I, Inc., a Delaware corporation (“Merger Sub One”) and Scorpion Company II, LLC, a Delaware limited liability company (“Merger Sub Two” and together with Merger Sub One, the “Merger Subs”). Certain capitalized terms used herein are defined in Article I.

W I T N E S S E T H:

WHEREAS, the boards of directors of Parent (on its own behalf and as the sole stockholder of Merger Sub One and sole member of Merger Sub Two) and each Merger Sub have approved the acquisition of the Company by Parent, by means of a merger of Merger Sub One with and into the Company (the “Initial Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, followed by the merger of the Company with and into Merger Sub Two (the “Follow-On Merger” and together with the Initial Merger, the “Mergers”), with Merger Sub Two continuing as the surviving entity and a wholly owned subsidiary of Parent (as such, the “Surviving Company”), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of the Company (i) has determined that the Mergers are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) has approved this Agreement and the transactions contemplated hereby and (iii) is recommending the adoption of this Agreement by the stockholders of the Company;

WHEREAS, the parties intend that the Initial Merger and the Follow-On Merger, taken together, will constitute a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury regulations promulgated thereunder (the “Treasury Regulations”), and that this Agreement be, and be hereby adopted as, a “plan of reorganization” for purposes of Section 368 of the Code and the Treasury Regulations thereunder; and

WHEREAS, Parent, CDR, KKR and the Significant Stockholders have entered into a Stockholders Agreement, in the form attached hereto as Exhibit A (the “Stockholders Agreement”), which shall become effective on the Closing Date.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, agreements and warranties herein contained, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1. Definitions. The following terms shall have the following meanings for the purposes of this Agreement:

“2013 Adjusted EBITDA” shall mean the Operating Subsidiary’s Adjusted EBITDA for 2013 calculated in a manner consistent with the calculation thereof in the Company SEC Documents (which is itself consistent with the Operating Subsidiary’s debt documents, as referred to in the Company SEC Documents) prior to the date hereof; provided that for purposes of the calculation of the Purchase Price, 2013 Adjusted EBITDA may not exceed 2013 EBITDA by greater than the Maximum Adjustment Amount. An illustrative calculation is set forth in Exhibit B.

“2013 EBITDA” shall mean the Operating Subsidiary’s net income (loss), plus interest expense, net, provision (benefit) for income taxes and depreciation and amortization expense for 2013, in each case calculated in a manner consistent with the calculation thereof in the Company SEC Documents prior to the date hereof.

“2013 EBITDA Statement” shall have the meaning set forth in Section 2.10(a).

“ABL Credit Agreement” shall have the meaning set forth in Section 5.15(f).

“ABS Credit Agreement” shall have the meaning set forth in Section 5.15(f).

“Affiliate” shall mean, with respect to any specified Person, any other Person that directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person. For the purposes of this Agreement, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of securities, by contract, management control, or otherwise. “Controlled” and “Controlling” shall be construed accordingly. Notwithstanding the foregoing, for all purposes of this Agreement, in no event shall an Affiliate of the Company include any “portfolio company” (as such term is customarily used among institutional investors) of CDR, KKR, or any of their respective Affiliates.

“Affiliate Agreement” shall have the meaning set forth in Section 3.18.

“Aggregate Cash Amount” shall mean $500,000,000 minus the Transaction Bonus Pool.

“Aggregate Per Share Common Stock Merger Consideration” shall mean, with respect to each share of Common Stock, the per share amount determined by dividing (a) the sum of (i) the Aggregate Cash Amount, (ii) the product of (x) the Aggregate Share Amount multiplied by (y) the Closing Parent Common Stock Price, and (iii) the Option/EAR Proceeds, by (b) the Fully-Diluted Outstanding Stock immediately prior to the Effective Time. For purposes of this definition, all relevant calculations shall be performed in such manner as is necessary to identify and to disregard any Underwater Option/EAR.

“Aggregate Share Amount” means a number of shares of Parent Common Stock determined by dividing (a) the excess of the Purchase Price over the sum of (i) the Aggregate Cash Amount and (ii) the Transaction Bonus Pool by (b) the Reference Price.

“Agreement” shall mean this Agreement, including the Company Disclosure Letter, the Parent Disclosure Letter and the exhibits hereto, as it and they may be amended from time to time.

“Assets” shall have the meaning set forth in Section 3.5.

“Balance Sheet Date” shall mean September 28, 2013.

“Benefit Plan” shall have the meaning set forth in Section 3.9(a).

“Burdensome Condition” shall have the meaning set forth in Section 5.5(e).

“Business Day” shall mean any day other than a Saturday, Sunday or other day on which banking institutions in the State of New York are authorized or required by law or other action of a Governmental Authority to close.

“Canceled Shares” shall have the meaning set forth in Section 2.7(c)(i).

“CDR” shall mean Clayton, Dubilier & Rice, LLC.

“Certificate” shall mean a stock certificate which, immediately prior to the Effective Time, represents shares of Common Stock.

“Certificate of Incorporation” shall mean the certificate of incorporation of the Company, as amended from time to time.

“Closing” shall mean the consummation of the transactions contemplated herein.

“Closing Date” shall have the meaning set forth in Section 2.2(a).

“Closing Parent Common Stock Price” shall mean the volume weighted average, rounded to the nearest one tenth of a cent, of the last reported sale price of Parent Common Stock on the New York Stock Exchange (as reported in The Wall Street Journal) on the last trading day immediately preceding the date of the Effective Time.

“Closing Underfunded Amount” shall mean the Underfunded Amount as of the last day of the quarter prior to the quarter in which the Closing occurs (or, if the Underfunded Amount has not yet been calculated for such immediately preceding quarter pursuant to Section 2.10(c), the immediately preceding quarter (or, as applicable, the Signing Underfunded Amount)), as determined by Mercer in accordance with their customary terms and procedures prior to the date hereof, net of taxes calculated at a 37.8% tax rate.

“CMBS Transaction” shall have the meaning set forth in Section 5.15(g).

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Common Stock” shall have the meaning set forth in Section 3.1(b).

“Common Stockholder” shall mean a holder of Common Stock.

“Company” shall have the meaning set forth in the Preamble.

“Company Disclosure Letter” shall have the meaning set forth in the introductory language to Article III.

“Company Material Adverse Effect” shall mean any change, event, fact, effect or occurrence that has, or would reasonably be expected to have, a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that in determining whether there has been a Company Material Adverse Effect or whether a Company Material Adverse Effect could or would occur, any change, event, fact, effect or occurrence attributable to, arising out of, or resulting from any of the following shall be disregarded: (i) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the principal industries in which the Company and its Subsidiaries operate; (ii) the taking of any action required by this Agreement; (iii) the announcement of this Agreement or pendency of the Mergers, including any Litigation arising from the Mergers and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners, sales representatives or employees of the Company or its Subsidiaries, in each case to the extent attributable to, arising out of or resulting from the announcement of this Agreement or pendency of the Mergers; (iv) the taking of any action expressly with the prior written approval of Parent; (v) pandemics, earthquakes, tornados, hurricanes, floods and acts of God; (vi) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof; (vii) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date hereof; and (viii) the failure, in and of itself, of the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date hereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Material Adverse Effect); provided, further, that changes, events, facts, effects or occurrences set forth in clauses (i), (v), (vi) or (vii) may be taken into account in determining whether there has been, could or would be a Company Material Adverse Effect to the extent such changes, events, facts, effects or occurrences negatively and disproportionately adversely affect the Company and its Subsidiaries, taken as whole, in relation to other Persons in the principal industries of the Company and its Subsidiaries.

“Company Real Property” shall have the meaning set forth in Section 3.16(b).

“Company SEC Documents” shall have the meaning set forth in Section 3.4(b).

“Company Securities” shall have the meaning set forth in Section 3.1(b).

“Company Specified Representations” shall have the meaning set forth in Section 6.1.

“Competing Transaction” shall have the meaning set forth in Section 5.4.

“Competition Laws” shall mean all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade.

“Confidentiality Agreement” shall mean that certain confidentiality letter agreement, dated as of October 9, 2013, between the Company and Parent relating to the transactions contemplated hereby.

“Consent Solicitation” shall have the meaning set forth in Section 5.15(a).

“Contamination” or “Contaminated” shall mean the presence of Hazardous Substances in, on or under the soil, groundwater, surface water, air or other environmental media to an extent that any Response Action is legally required by any Governmental Authority under any Environmental Law with respect to such presence of Hazardous Substances.

“Continuing Employee” shall have the meaning set forth in Section 5.8(a).

“Continuing Shares” shall have the meaning set forth in Section 2.7(c)(ii).

“Controlled Group Liability” shall have the meaning set forth in Section 3.9(h).

“Credit Agreements” shall have the meaning set forth in Section 5.15(f).

“Debt Offers” shall have the meaning set forth in Section 5.15(a).

“Debt Offer Documents” shall have the meaning set forth in Section 5.15(a).

“DGCL” shall mean the General Corporation Law of the State of Delaware, as amended from time to time.

“DLLCA” shall mean the Limited Liability Company Act of the State of Delaware, as amended from time to time.

“Discharge” shall have the meaning set forth in Section 5.15(e).

“Dissenting Shares” shall have the meaning set forth in Section 2.8.

“D&O Insurance” shall have the meaning set forth in Section 5.11(b).

“DOJ” shall have the meaning set forth in Section 5.5(c).

“EAR” shall mean an equity appreciation right in respect of shares of Common Stock granted under a Benefit Plan that is settled in cash.

“Effective Time” shall have the meaning set forth in Section 2.3.

“Environmental Law” shall mean any applicable Law, common law doctrine or Permit pertaining to the protection of the environment, or to the extent relating to exposure to Hazardous Substances, the protection of human health and/or safety.

“Equity Award” shall mean an Option, EAR, Restricted Stock Award or RSU Award.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time.

“ERISA Affiliate” shall mean, with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414 of the Code.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 2.9(a).

“Exchange Fund” shall have the meaning set forth in Section 2.9(a).

“Existing Credit Facility Terminations” shall have the meaning set forth in Section 5.15(f).

“Financing” shall have the meaning set forth in Section 5.14.

“Financing Sources” means any Person (other than Parent or any of its Affiliates) that has committed to provide or otherwise entered into agreements in connection with the Financing, each together with their respective Affiliates and permitted successors and assigns.

“Follow-On Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Follow-On Merger” shall have the meaning set forth in the Recitals.

“FTC” shall have the meaning set forth in Section 5.5(c).

“Fully-Diluted Outstanding Stock” shall mean, as of any date, the total number of shares of Common Stock outstanding as of such date, determined on a fully-diluted, as-if exercised basis and assuming the exercise (as applicable) and settlement of all Options, EARs, Restricted Stock Awards and RSU Awards (assuming that all shares of Common Stock underlying Options, EARs, Restricted Stock Awards and RSU Awards are delivered to the applicable holders and that no shares of Common Stock are withheld in payment of any applicable exercise price (or, in the case of EARs, “base value”) or tax obligations), whether or not exercised, exercisable, settled, eligible for settlement or vested; provided, however, that any Underwater Option/EAR shall be disregarded for purposes of this definition.

“GAAP” shall mean U.S. generally accepted accounting principles, consistently applied.

“Governmental Authority” shall mean any U.S., state, local or foreign government, any governmental, regulatory or administrative body, agency or authority, any court or judicial authority or arbitration tribunal, whether national, federal, state or local or otherwise, or any Person lawfully empowered by any of the foregoing to enforce or seek compliance with any applicable Law.

“Hazardous Substance” shall mean any substance, material or waste that is or contains asbestos, urea formaldehyde insulation, polychlorinated biphenyls, petroleum or any petroleum-based products or constituents, radon gas, microbiological contamination or related materials or any other substance, material, pollutant, contaminant or waste, that is defined, classified, listed or regulated under, or requires a Response Action pursuant to, any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder.

“Indebtedness” shall mean, with respect to any Person, without duplication, as of the date of determination (i) all obligations of such Person for borrowed money, including accrued and unpaid interest, and any prepayment fees or penalties, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment, but excluding obligations of such Person incurred in the ordinary course of business consistent with past practice), (iv) all lease obligations of such Person capitalized on the books and records of such Person, (v) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (vi) all obligations of such Person under interest rate, currency or commodity derivatives or hedging transactions or similar arrangement (valued at the termination value thereof), (vii) all letters of credit or performance bonds issued for the account of such Person, to the extent drawn upon, and (viii) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person other than a wholly owned subsidiary of such Person. Section 1.1(b) of the Company Disclosure Letter sets forth all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement, in each case in an amount in excess of $5,000,000.

“Independent Accountant” shall have the meaning set forth in Section 2.10(a).

“Initial Certificate of Merger” shall have the meaning set forth in Section 2.3.

“Initial Merger” shall have the meaning set forth in the Recitals.

“Intellectual Property” shall mean any patents and patent applications, inventions (whether or not patentable), trademarks, trade names, service marks, domain names, copyrights and copyrightable works, trade secrets, know-how and other confidential or proprietary information.

“Interim Period” shall have the meaning set forth in Section 5.1.

“IRS” shall have the meaning set forth in Section 3.9(b).

“KKR” shall mean Kohlberg Kravis Roberts & Co. L.P.

“Knowledge of Parent” shall mean the actual knowledge of the individuals set forth on Section 1.1(c) of the Parent Disclosure Letter.

“Knowledge of the Company” shall mean the actual knowledge of the individuals set forth on Section 1.1(c) of the Company Disclosure Letter.

“Latest Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Operating Subsidiary and its Subsidiaries, dated as of September 28, 2013, as set forth in the Company SEC Documents.

“Latest Parent Balance Sheet” shall mean the unaudited consolidated balance sheet of Parent and its Subsidiaries, dated as of September 28, 2013, as set forth in the Parent SEC Documents.

“Laws” shall have the meaning set forth in Section 3.12(a).

“Leased Real Property” shall mean real property which the Company or any of its Subsidiaries, as of the date of this Agreement, leases, subleases or occupies as tenant, subtenant or occupant pursuant to any Lease.

“Leases” shall mean leases, subleases or other occupancy agreements (together with any and all amendments and modifications thereto and any guarantees thereof).

“Letter of Transmittal” shall have the meaning set forth in Section 2.9(b)(i).

“Liabilities” shall have the meaning set forth in Section 3.4(a).

“License” shall have the meaning set forth in Section 3.6(b).

“Liens” shall mean liens, encumbrances, mortgages, charges, claims, restrictions, pledges, security interests, title defects, easements, rights-of-way, covenants, encroachments or other similar adverse claims of any kind with respect to a property or asset.

“Litigation” shall have the meaning set forth in Section 3.11.

“Material Contracts” shall have the meaning set forth in Section 3.7(a).

“Maximum Adjustment Amount” shall mean the sum of (i) $161,000,000.00, (ii) the non-cash impact of LIFO (but only to the extent that such non-cash impact of LIFO is included in 2013 EBITDA) and (iii) the aggregate amount of expenses incurred by the Company and its Subsidiaries as a result of the transactions contemplated by this Agreement (solely to the extent such expenses have reduced 2013 EBITDA, and which aggregate amount of expenses shall in no event include any amounts paid or payable to the Significant Stockholders either pursuant to the letter agreements between the Company and each of CDR and KKR, each dated as of November 23, 2009, or otherwise).

“Mergers” shall have the meaning set forth in the Recitals.

“Merger Sub One” shall have the meaning set forth in the Preamble.

“Merger Sub Two” shall have the meaning set forth in the Preamble.

“Merger Subs” shall have the meaning set forth in the Preamble.

“Multiemployer Plan” shall have the meaning set forth in Section 3(37) of ERISA.

“Multiple Employer Plan” shall mean a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

“Non-Recourse Party” shall have the meaning set forth in Section 9.11.

“Note Indenture” means the Indenture, dated as of May 11, 2011, among the Operating Subsidiary, the subsidiary guarantors party thereto, and Wilmington Trust, National Association as Trustee (the “Note Trustee”), governing the Notes.

“Notes” shall have the meaning set forth in Section 5.15(a).

“Operating Subsidiary” shall mean US Foods, Inc.

“Option/EAR Proceeds” shall mean the aggregate exercise price (or, in the case of EARs, “base value”) that would be payable to the Company upon exercise of all Options and EARs that are outstanding immediately prior to the Effective Time (assuming that an amount in cash equal to the full exercise price (or base value) of each Option or EAR were delivered to the Company, regardless of whether the Option or EAR requires payment of an exercise price or base value); provided, however, that any Underwater Option/EAR shall be disregarded for purposes of this definition.

“Options” shall mean the outstanding options to purchase shares of Common Stock granted under a Benefit Plan.

“Order” shall mean any award, judgment, injunction, determination, consent, ruling, decree or order (whether temporary, preliminary or permanent) issued, adopted, granted, awarded or entered by any Governmental Authority or private arbitrator of competent jurisdiction.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, by-laws, articles of formation, certificate of formation, regulations, operating agreement, certificate of limited partnership, partnership agreement and all other similar documents, instruments or certificates executed, adopted or filed in connection with the creation, formation or organization of a Person, including any amendments, restatements and supplements thereto.

“Owned Intellectual Property” shall have the meaning set forth in Section 3.6(a).

“Owned Real Property” shall mean all real property owned by the Company or any of its Subsidiaries as of the date of this Agreement, together with all structures, facilities, improvements and fixtures presently or hereafter located thereon or attached thereto.

“Parent” shall have the meaning set forth in the Preamble.

“Parent Blackout Period” shall mean any regular quarterly period during which directors and executive officers of Parent are not permitted to trade Parent securities under the insider trading policy of Parent then in effect.

“Parent Common Stock” shall have the meaning set forth in Section 4.2(a).

“Parent Disclosure Letter” shall have the meaning set forth in the introductory language to Article IV.

“Parent Material Adverse Effect” shall mean any change, event, fact, effect or occurrence that has, or would reasonably be expected to have, a material adverse effect on the financial condition, business, assets or results of operations of Parent and its Subsidiaries, taken as a whole; provided, however, that in determining whether there has been a Parent Material Adverse Effect or whether a Parent Material Adverse Effect could or would occur, any change, event, fact, effect or occurrence attributable to, arising out of, or resulting from any of the following shall be disregarded: (i) general political, economic, business, industry, credit, financial or capital market conditions in the United States or internationally, including conditions affecting generally the principal industries in which Parent and its Subsidiaries operate; (ii) the taking of any action required by this Agreement; (iii) the announcement of this Agreement or pendency of the Mergers, including any Litigation arising from the Mergers and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners, sales representatives or employees of Parent or its Subsidiaries, in each case to the extent attributable to, arising out of or resulting from the announcement of this Agreement or pendency of the Mergers; (iv) the taking of any action expressly with the prior written approval of the Company; (v) pandemics, earthquakes, tornados, hurricanes, floods and acts of God; (vi) acts of war (whether declared or not declared), sabotage, terrorism, military actions or the escalation thereof; (vii) any change in applicable Law or GAAP (or authoritative interpretation or enforcement thereof) which is proposed, approved or enacted on or after the date hereof; and (viii) the failure, in and of itself, of Parent to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date hereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Parent Material Adverse Effect); provided, further, that changes, events, facts, effects or occurrences set forth in clauses (i), (v), (vi) or (vii) may be taken into account in determining whether there has been, could or would be a Parent Material Adverse Effect to the extent such changes, events, facts, effects or occurrences negatively and disproportionately adversely affect Parent and its Subsidiaries, taken as whole, in relation to other Persons in the principal industries of Parent and its Subsidiaries.

“Parent Preferred Stock” shall have the meaning set forth in Section 4.2(a).

“Parent Related Parties” shall have the meaning set forth in Section 8.3(a).

“Parent SEC Documents” shall have the meaning set forth in Section 4.7(b).

“Parent Securities” shall have the meaning set forth in Section 4.2(a).

“Parent Specified Representations” shall have the meaning set forth in Section 7.1.

“Payoff Amount” shall have the meaning set forth in Section 6.5.

“Payoff Letter” shall have the meaning set forth in Section 6.5.

“PBGC” shall have the meaning set forth in Section 3.9(g).

“Per Option/EAR Merger Consideration” shall mean (a) with respect to each Option or EAR that is not an Underwater Option/EAR, an amount equal to (i) the Aggregate Per Share Common Stock Merger Consideration, minus (ii) the exercise price (or, in the case of EARs “base value”) of such Option or EAR, and (b) with respect to each Underwater Option/EAR, an amount equal to zero.

“Per Share Cash Amount” means the quotient of (x) the difference of (i) the Aggregate Cash Amount minus (ii) the aggregate Per Option/EAR Merger Consideration divided by (y) the Fully-Diluted Outstanding Stock (but determined without regard to Options or EARs) immediately prior to the Effective Time.

“Per Share Common Stock Merger Consideration” shall mean, with respect to each share of Common Stock, the sum of (i) the Per Share Cash Amount and (ii) the Per Share Stock Amount.

“Per Share Stock Amount” shall mean, with respect to each share of Common Stock, the quotient of the Aggregate Share Amount divided by the Fully-Diluted Outstanding Stock (but determined without regard to Options or EARs) immediately prior to the Effective Time.

“Permits” shall have the meaning set forth in Section 3.12(b).

“Permitted Liens” shall mean (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or that are being contested in good faith through appropriate proceedings and for which adequate reserves are maintained on the consolidated financial statements included in the Company SEC Documents filed prior to the date hereof, in accordance with GAAP; (b) materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens, any statutory Liens arising in the ordinary course of business by operation of applicable Law with respect to a liability that is not yet due or delinquent or being contested in good faith, and other similar liens arising in the ordinary course of business; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters set forth in the title insurance policies for Owned Real Property provided to Parent, none of which materially and adversely interferes with the present use of, such real property; (f) Liens (other than Liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that would not, individually or in the aggregate, reasonably be expected to materially impair the continued use and operation of the assets to which they relate; (g) all applicable zoning, entitlement, conservation restrictions, building and similar codes and regulations and other land use regulations, none of which materially detracts from the value of or materially and adversely interferes with the present use of, such real property; and (h) Liens set forth on Section 1.1(d) of the Company Disclosure Letter.

“Person” shall mean an individual, corporation, partnership, joint venture, trust, association, estate, joint stock company, limited liability company, Governmental Authority or any other organization or entity of any kind (other than the Company or its Subsidiaries).

“Purchase Offer” shall have the meaning set forth in Section 5.15(a).

“Purchase Price” shall mean $3,500,000,000 minus (a) the product of (i) 9.5 and (ii) the amount, if any, by which (A) $840,000,000 exceeds (B) 2013 Adjusted EBITDA and minus (b) the lesser of (i) the Signing Underfunded Amount and (ii) the Closing Underfunded Amount.

“Reference Price” shall mean $33.67.

“Release” shall mean any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying or seeping into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

“Released Claim” shall have the meaning set forth in Section 9.12.

“Released Party” shall have the meaning set forth in Section 9.12.

“Releasing Party” shall have the meaning set forth in Section 9.12.

“Representatives” shall have the meaning specified in Section 5.14.

“Response Action” shall mean any action taken by any Person to investigate, abate, monitor, remediate, remove, mitigate or otherwise address any violation of Environmental Law by the Company or its Subsidiaries, any Contamination of any property owned, leased or occupied by the Company or its Subsidiaries or any Release or threatened Release of Hazardous Substances, including any such action that would be a “response” as defined by the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 (25).

“Restricted Stock Award” shall mean an award of restricted shares of Common Stock granted under a Benefit Plan.

“Reverse Termination Fee” shall have the meaning set forth in Section 8.3(a).

“RSU Award” shall mean an award of restricted stock units denominated in respect of shares of Common Stock granted under a Benefit Plan.

“Runoff D&O Insurance” shall have the meaning set forth in Section 5.11(b).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Secured Term Loan Agreement” shall have the meaning set forth in Section 5.15(f).

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time and the rules and regulations promulgated thereunder.

“Significant Stockholders” shall mean Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CDR USF Co-Investor L.P., and CDR USF Co-Investor No. 2, L.P., and KKR 2006 Fund, L.P., KKR PEI Investments, L.P., KKR Partners III, L.P. and OPERF Co-Investment LLC.

“Signing Underfunded Amount” shall mean $68.9 million.

“SOX” means the Sarbanes-Oxley Act of 2002, as amended.

“Stockholders Agreement” shall have the meaning set forth in the Recitals.

“Subsidiary” shall mean, with respect to any Person, another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing person or body (or, if there are no such voting interests, more than fifty (50%) of the equity interests of which) is owned directly or indirectly by such first Person.

“Subsidiary Securities” shall have the meaning set forth in Section 3.1(c).

“Surviving Company” shall have the meaning set forth in the Recitals.

“Takeover Law” shall mean any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover Laws of any jurisdiction or other applicable Laws that purport to limit or restrict business combinations or the ability to limit or restrict business combinations or the ability to acquire or to vote shares.

“Tax” shall mean all U.S. federal, state, local or foreign taxes, imposts, levies or other assessments, including any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, estimated, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental (including Section 59A of the Code), alternative or add-on, value added, registration, escheat or unclaimed property, occupancy, capital stock, unincorporated business, unemployment, disability, workers compensation, accumulated earnings, personal holding company, annual reports, windfall profits or other taxes, duties, charges, fees, levies or other assessments of any nature whatsoever imposed by any Governmental Authority, together with all interest, penalties or additions to tax imposed with respect thereto.

“Tax Proceeding” shall mean any audit, examination, investigation, claim, contest, dispute, litigation or other proceeding with respect to Taxes or by or against any Taxing Authority.

“Tax Returns” shall mean any report, return (including any information return), declaration, claim for refund or other document filed or required to be filed with any Taxing Authority or jurisdiction with respect to Taxes, including any attachment thereto and any amendment thereof.

“Taxing Authority” shall mean any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

“Termination Date” shall have the meaning set forth in Section 8.1(b).

“Third Party Interests” shall mean any shares of capital stock of or other voting or equity interests in (including any securities exercisable or exchangeable for or convertible into shares of capital stock of or other voting or equity interests in) any third party Person.

“Title IV Plan” shall have the meaning set forth in Section 3.9(g).

“Transaction Bonus Pool” shall have the meaning set forth in Section 5.2(c) of the Company Disclosure Schedule.

“Treasury Regulations” shall have the meaning set forth in the Recitals.

“Underfunded Amount” shall mean the excess (if any) of (a) the “pension benefit obligation” over (b) the “fair value of plan assets” as of the measurement date required under this Agreement, in each case as such terms are used in, and such amounts are calculated, in accordance with GAAP, consistent with the methodology used for purposes of presentation in the Operating Subsidiary’s Notes to Consolidated Financial Statements as of and for its fiscal year ended December 29, 2012 as filed with the SEC prior to the date of this Agreement. For purposes of clarification, (i) the “pension benefit obligation” shall be determined using the appropriate discount rate as of each date for which this amount is required to be calculated under this Agreement, and such discount rates shall be determined using a methodology consistent with that used in the Operating Subsidiary’s Notes to Consolidated Financial Statements as of and for its fiscal year ended December 29, 2012 as filed with the SEC prior to the date of this Agreement and (ii) the “fair value of plan assets” referenced above shall be as of each date for which this amount is required to be calculated under this Agreement.

“Underwater Option/EAR” shall mean any Option or EAR with an exercise price (or in the case of an EAR, “base value”) equal to or in excess of the Aggregate Per Share Common Stock Merger Consideration.

“Union Employee” shall have the meaning set forth in Section 5.8(a).

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988, as amended from time to time, and any applicable state or local mass layoff or plant-closing Laws.

ARTICLE II

MERGERS

2.1. Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub One shall be merged with and into the Company in accordance with the terms of, and subject to the conditions set forth in, this Agreement and the DGCL. Following the Initial Merger, the Company shall continue as the surviving corporation and the separate corporate existence of Merger Sub One shall cease.

(b) Upon the terms and subject to the conditions set forth in this Agreement, immediately following the Effective Time, Parent shall cause the Company to be merged with and into Merger Sub Two, in accordance with the terms of, and subject to the conditions set forth in, this Agreement, the DGCL and the DLLCA. Following the Follow-On Merger, Merger Sub Two shall continue as the Surviving Company and the separate corporate existence of the Company shall cease.

2.2. Closing.

(a) The Closing shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York 10019 at 10:00 A.M. on the later of (i) the fifth (5th) Business Day after the date of the satisfaction or waiver of the conditions precedent set forth in Article VI and Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time) and (ii) the date on which the 2013 Adjusted EBITDA has been finally determined in accordance with Section 2.10 or such other date, time and place as may be agreed by Parent and the Company; provided that, in the event that on any date on which the Closing would have otherwise occurred, the Company shall have failed to deliver to Parent the Audited Annual Financials for each of the three most recently ended fiscal years that have ended at least 95 days (or 80 days in the case of any fiscal year ended after December 31, 2013) prior to such date, or failed to deliver the Quarterly Financials for each subsequent interim quarterly period that has ended at least 45 days prior to such date, the Closing shall occur no earlier than the date that is the later of (x) the 20th calendar day after the date such Audited Annual Financials and Quarterly Financials have been delivered and (y) in the event that such financials are delivered during a Parent Blackout Period, the 10th Business Day after the end of such Parent Blackout Period, unless Parent shall otherwise consent, in its sole discretion; provided further that in no event shall the Closing be delayed pursuant to the immediately preceding proviso to a date that is later than the Termination Date (as it may be extended pursuant to Section 8.1(b)). The date on which the Closing actually occurs in accordance with the preceding sentence is referred to in this Agreement as the “Closing Date.”

(b) At or prior to the Closing, the Company shall deliver the following to Parent:

(i) a certificate, dated the Closing Date, of a senior executive officer of the Company to the effect set forth in Section 6.1 and Section 6.2; and

(ii) (A) a duly executed certificate, dated as of the Closing Date, satisfying the requirements of Treasury Regulation Section 1.1445-2(c)(3), to the effect that no interest in the Company is a “United States real property interest” within the meaning of Section 897(c)(1) of the Code and (B) a notice of such certification to the Internal Revenue Service satisfying the requirements of Treasury Regulation Section 1.897-2(h).

(c) At or prior to the Closing, Parent and the Merger Subs shall deliver to the Company certificates, dated the Closing Date, of a senior executive officer of Parent to the effect set forth in Section 7.1 and Section 7.2.

2.3. Effective Time. Contemporaneously with the Closing, the parties hereto shall cause a certificate of merger meeting the requirements of Section 251 of the DGCL (the “Initial Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL. The Initial Merger shall become effective at the time of filing of the Initial Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time which the parties hereto shall have agreed and designated in the Initial Certificate of Merger as the effective time of the Initial Merger (the “Effective Time”). Immediately following the Effective Time, the parties hereto shall cause a certificate of merger meeting the requirements of Section 251 of the DGCL and Section 18-209 of the DLLCA (the “Follow-On Certificate of Merger”) to be properly executed and filed with the Secretary of State of the State of Delaware in accordance with the terms and conditions of the DGCL and the DLLCA. The Follow-On Merger shall become effective at the time of filing of the Follow-On Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL and the DLLCA, or at such later time which the parties hereto shall have agreed and designated in the Follow-On Certificate of Merger as the effective time of the Follow-On Merger

2.4. Effects of the Mergers. The Mergers shall have the effects set forth in the applicable provisions of the DGCL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, (a) at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub One shall vest in the Company as the surviving corporation in the Initial Merger, and all debts, liabilities, obligations and duties of the Company and Merger Sub One shall become the debts, liabilities, obligations and duties of the Company as the surviving corporation in the Initial Merger, and (b) at the effective time of the Follow-On Merger, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub Two shall vest in Merger Sub Two as the Surviving Company, and all debts, liabilities, obligations and duties of the Company and Merger Sub Two shall become the debts, liabilities, obligations and duties of the Surviving Company.

2.5. Certificate of Incorporation and By-Laws. The certificate of incorporation of the Company in effect immediately prior to the Effective Time shall be the certificate of incorporation of the surviving company in the Initial Merger as of the Effective Time, and the bylaws of Merger Sub One in effect immediately prior to the Effective Time shall be the by-laws of the surviving company in the Initial Merger as of the Effective Time, until amended in accordance with applicable Law. The articles of formation of Merger Sub Two in effect immediately prior to the effective time of the Follow-On Merger shall be the articles of formation of the Surviving Company, and the limited liability company agreement of Merger Sub Two in effect immediately prior to the effective time of the Follow-On Merger shall be the limited liability company agreement of the Surviving Company.

2.6. Directors and Officers. Until duly removed or until successors are duly elected or appointed and qualified, the directors of Merger Sub Two immediately prior to the effective time of the Follow-On Merger shall be the initial directors of the Surviving Company as of the effective time of the Follow-On Merger, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company as of the effective time of the Follow-On Merger.

2.7. Conversion of Shares and Equity Awards. At the Effective Time, by virtue of the Initial Merger and without any action on the part of any party:

(a) Each share of common stock, par value $0.01 per share, of Merger Sub One issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the surviving corporation in the Initial Merger.

(b) Each share of Common Stock (including any share of Common Stock underlying a Restricted Stock Award, as set forth in Section 2.9(a)) issued and outstanding immediately prior to the Effective Time (other than Canceled Shares, Continuing Shares or Dissenting Shares) and all rights in respect thereof, shall, by virtue of the Initial Merger and without any action on the part of the holder thereof, be converted into the right to receive the Per Share Common Stock Merger Consideration, and such shares shall otherwise cease to be outstanding, shall automatically be canceled and retired and cease to exist, and each holder of a Certificate (or uncertificated shares as reflected in the books and records of the Company) that immediately prior to the Effective Time represented any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Per Share Common Stock Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such shares of Common Stock in accordance with Section 2.9(b), without interest. For the avoidance of doubt, as provided in Section 2.9(b)(vi), the right of any holder of a share of Common Stock to receive the Per Share Common Stock Merger Consideration shall be subject to and reduced by the amount of any required withholding under applicable Tax Law.

(c) (i) Each share of Common Stock held by the Company as treasury stock or held directly by Parent, or a Merger Sub, in each case, immediately prior to the Effective Time (the “Canceled Shares”), shall be canceled and retired without any conversion thereof, and no payment or distribution shall be made with respect thereto.

(ii) Each share of Common Stock held by any direct or indirect wholly owned Subsidiary of the Company, any direct or indirect wholly owned Subsidiary of Parent (other than a Merger Sub) or any direct or indirect wholly owned Subsidiary of a Merger Sub immediately prior to the Effective Time (the “Continuing Shares”) shall be converted into such number of shares of Parent Common Stock equal to the sum of (A) such number of shares of Parent Common Stock equal to the quotient of the Per Share Cash Amount divided by the Closing Parent Common Stock Price and (B) the Per Share Stock Amount (provided, for the avoidance of doubt, that it is understood that in the event there are any Continuing Shares outstanding immediately prior to the Effective Time, the Aggregate Share Amount and related calculations will be adjusted as necessary to preserve the original intent of the parties).

(d) Each Option and EAR outstanding and unexercised immediately prior to the Effective Time and each Restricted Stock Award and RSU Award, and all rights in respect thereof, shall become fully vested upon the Initial Merger and by virtue of the Initial Merger and without any action on the part of the holder thereof, shall be converted into, and shall represent solely, the right to receive the applicable payments set forth in Section 2.9(a), and all such Equity Awards shall otherwise cease to be outstanding, shall be canceled and cease to exist.

2.8. Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, shares of Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Mergers or consented thereto in writing and who shall have properly demanded and are entitled to appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Per Share Common Stock Merger Consideration. Such stockholders instead shall only be entitled to receive payment of the appraised value of such shares of Common Stock held by them in accordance with the provisions of Section 262 of the DGCL, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have waived, withdrawn, or otherwise are not entitled to, the right to appraisal of such shares of Common Stock under Section 262 of the DGCL shall thereupon be deemed to have been canceled and converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Per Share Common Stock Merger Consideration upon surrender in the manner provided in Section 2.9. The Company shall (i) give Parent prompt notice of any notice or demand for appraisal or payment for shares of Common Stock or any withdrawals of such demands received by the Company, (ii) give Parent the opportunity to participate in all negotiations and proceedings with respect to any such demands and (iii) not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle any such demands.

2.9. Payment of Merger Consideration.

(a) Prior to the Closing, Parent shall appoint a bank or trust company of national recognition reasonably acceptable to the Company, or Parent’s transfer agent, to act as exchange agent (the “Exchange Agent”) hereunder. At the Closing, Parent shall deposit, or cause to be deposited, with the Exchange Agent, in trust for the benefit of the holders of shares of Common Stock, for exchange in accordance with this Section 2.9, (i) certificates or evidence of book-entry shares representing the shares of Parent Common Stock included in the Aggregate Per Share Common Stock Merger Consideration and (ii) cash representing the sum of (A) the Aggregate Cash Amount plus (B) cash necessary to pay in lieu of fractional shares pursuant to Section 2.9(b)(ix) (such shares of Parent Common Stock together with such cash, the “Exchange Fund”). On the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each Common Stockholder who has surrendered its Certificates, if applicable, and a properly completed and duly executed Letter of Transmittal at least two (2) Business Days prior to the Closing Date, the Per Share Common Stock Merger Consideration for each share of Common Stock held by such Common Stockholder, and following the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund to each other Common Stockholder the Per Share Common Stock Merger Consideration for each share of Common Stock held by such Common Stockholder, in each case in accordance with the procedures set forth herein, and Parent shall pay (i) to the Surviving Company for payment to each holder of Restricted Stock Awards or RSU Awards, the Per Share Common Stock Merger Consideration for each outstanding Restricted Stock Award or RSU Award held by such individual, less any applicable withholding Taxes and (ii) cash to the Surviving Company for payment to each holder of Options or EARs, the Per Option/EAR Merger Consideration for each outstanding and unexercised Option or EAR held by such individual, less any applicable withholding Taxes.

(b) The following provisions shall be applicable to payment of the Per Share Common Stock Merger Consideration and the Per Option/EAR Merger Consideration:

(i) Prior to the Effective Time, the Company will deliver or mail or will cause to be delivered or mailed to each record holder of shares of Common Stock a letter of transmittal in a form prepared by Parent and reasonably satisfactory to the Company (the “Letter of Transmittal”), which shall specify that delivery shall be effected, only upon proper delivery of the related Certificates (or, for holders of uncertificated shares, upon proper delivery of a fully executed Letter of Transmittal) in accordance therewith to the Company or the Surviving Company, as applicable, and instructions for use in surrendering such shares of Common Stock and receiving the Per Share Common Stock Merger Consideration in respect of the Common Stock evidenced thereby. Upon the surrender of each such Certificate, if applicable , and a properly completed and duly executed Letter of Transmittal at least two (2) Business Days prior to the Closing Date, the Exchange Agent shall, at the Effective Time, pay the holder of such shares of Common Stock the Per Share Common Stock Merger Consideration, in consideration therefor, and such shares of Common Stock and any related Certificate shall forthwith be canceled. Upon the surrender of each such Certificate, if applicable, and a properly completed and duly executed Letter of Transmittal any time after the date that is two (2) Business Days prior to the Closing Date, the Exchange Agent shall, no earlier than at the Closing and as soon as reasonably practicable, pay the holder of such shares of Common Stock the Per Share Common Stock Merger Consideration, in consideration therefor, and such shares of Common Stock and any related Certificate shall forthwith be canceled. Until so surrendered, each such Certificate (other than Certificates representing Canceled Shares or Continuing Shares) shall represent solely the right to receive the Per Share Common Stock Merger Consideration relating thereto.

(ii) After the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Company of any shares of Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, shares of Common Stock are presented to the Exchange Agent, they shall be surrendered and canceled against delivery of the Per Share Common Stock Merger Consideration as provided in this Article II.

(iii) No interest shall accrue or be paid on the Per Share Common Stock Merger Consideration payable upon the delivery of Certificates or Letters of Transmittal. None of Parent, the Surviving Company, the Exchange Agent or any of their respective Affiliates shall be liable to a Common Stockholder or holder of Equity Awards for any cash or interest thereon delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by Common Stockholders or amounts unclaimed by holders of Equity Awards twelve (12) months after the Effective Time (or such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Authority) shall become, to the extent permitted by applicable Law, the property of the Surviving Company free and clear of any claim or interest of any Person previously entitled thereto. The Exchange Agent will notify Parent prior to the time that any portion of the Exchange Fund which remains unclaimed would have to be delivered to a public official pursuant to applicable abandoned property, escheat or similar laws and, at Parent’s option, such portion shall be paid to Parent.

(iv) After the Effective Time, any Common Stockholders or holder of Equity Awards will be entitled to look only to the Surviving Company for payment of their respective claims for the consideration set forth in this Article II, without interest thereon, but will have no greater rights against the Surviving Company than may be accorded to general creditors thereof under applicable Law.

(v) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, the Exchange Agent will issue, or will cause to be issued, in exchange for such lost, stolen or destroyed Certificate the payments with respect to such Certificate to which such Person is entitled pursuant to this Article II; provided, that the Person to whom such payments are made shall, as a condition precedent to the payment thereof, indemnify Parent and the Surviving Company against any claim that may be made against Parent, a Merger Sub or the Surviving Company with respect to the Certificate claimed to have been lost, stolen or destroyed.

(vi) Notwithstanding anything in this Agreement to the contrary, the Exchange Agent, Parent, the Merger Subs and the Surviving Company shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under the Code or any applicable provision of state, local or foreign Tax law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

(vii) If payment of the Per Share Common Stock Merger Consideration in respect of a share of Common Stock is to be made to a Person other than the Person in whose name a surrendered Certificate is registered, it shall be a condition to such payment that the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificate surrendered or shall have established to the reasonable satisfaction of Parent that such Taxes either have been paid or are not payable.

(viii) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or uncertificated shares of Common Stock) with respect to the shares of Parent Common Stock issuable upon surrender thereof, and no cash payment with respect any cash portion of Per Share Common Stock Merger Consideration or in lieu of fractional shares shall be paid to any such holder, until the surrender of such Certificate (or uncertificated shares of Common Stock) in accordance with this Article II. Subject to escheat, Tax or other applicable Law, following surrender of any such Certificate (or uncertificated shares of Common Stock), there shall be paid to the holder of the certificate representing whole shares of Parent Common Stock issued in exchange therefor, without interest, at the time of such surrender, (1) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.9(b)(ix) and (2) the amount of dividends or other distributions declared on the shares of Parent Common Stock with a record date after the Effective Time and a payment date prior to such surrender that is payable with respect to such whole shares of Parent Common Stock and, at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Parent Common Stock.

(ix) No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Common Stock pursuant to this Article II. Notwithstanding any other provision of this Agreement, each holder of shares of Common Stock converted pursuant to the Initial Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all shares of Common Stock exchanged by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional amount multiplied by the Closing Parent Common Stock Price.

(x) The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to this Section 2.9 and any losses resulting from such investments will be made up by Parent to the extent necessary to pay the Per Share Common Stock Merger Consideration.

2.10. Adjustment of Purchase Price.

(a) On or prior to March 28, 2014, the Company shall provide Parent with a statement setting forth the calculation of 2013 EBITDA, 2013 Adjusted EBITDA and the Maximum Adjustment Amount, prepared in good faith (the “2013 EBITDA Statement”), which shall reflect the same 2013 Adjusted EBITDA included in the Operating Subsidiary’s Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 28, 2013 (without giving effect to the Maximum Adjustment Amount). Not less than five (5) Business Days following the receipt of the 2013 EBITDA Statement, Parent shall notify the Company in writing in the event that it disputes any aspect of the 2013 EBITDA Statement, which note shall include reasonable detail about such disputes (it being understood and agreed by Parent that any disputes must be limited to disputes relating to whether 2013 Adjusted EBITDA has been properly calculated in accordance with the definitions and procedures set forth in this Agreement and the Exhibits hereto, and may not include any disputes relating to proposed changes or modifications to such definitions or procedures). During such five (5) Business Day period, the Company and its accountants will provide Parent and its accountants with reasonable access to such individuals and such information, books, records and work papers as may be reasonably required by Parent in order to reasonably verify such calculations; provided, however, that external accountants shall not be obliged to make any work papers available to Parent except in accordance with such accountants’ normal disclosure procedures and then only after Parent and/or Parent’s accountants, as applicable, has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. If Parent does not provide such notice of dispute within such five (5) Business Day period, the amount set forth on the 2013 EBITDA Statement shall be the 2013 Adjusted EBITDA for the purposes of the Closing. If Parent provides such notice of dispute within such five (5) Business Day period, the Company and Parent shall promptly negotiate in good faith to expeditiously resolve any such dispute. The amount so agreed following such negotiations shall be the 2013 Adjusted EBITDA for the purposes of the Closing. If the Company and Parent are unable to resolve any differences that they may have with respect to the 2013 EBITDA Statement within five (5) Business Days, the Company and Parent shall submit all matters that remain in dispute with respect to the 2013 EBITDA Statement (along with a copy of the 2013 EBITDA Statement marked to indicate those line items that are not in dispute) to PricewaterhouseCoopers LLP, or, if such firm is unable or unwilling to act, such other independent certified public accountant reasonably mutually acceptable to Parent and the Company (in any such case, the “Independent Accountant”). The Independent Accountant, acting as an expert and not an arbitrator, shall be jointly instructed by Parent and the Company to, within fifteen (15) Business Days after such Person’s selection, make a final determination, binding on the parties to this Agreement and the holders of Common Stock, of the appropriate calculation of 2013 Adjusted EBITDA as to which Parent and the Company disagree. With respect to each disputed calculation, such determination, if not in accordance with the position of either Parent, on the one hand, or the Company, on the other hand, shall not be in excess of the higher, nor less than the lower, of the calculation advocated by the Company and Parent with respect to such disputed line item. The Independent Accountant’s determination shall be made in accordance with the definition in this Agreement of 2013 EBITDA, 2013 Adjusted EBITDA and the Maximum Adjustment Amount, as applicable. If after the delivery of the 2013 EBITDA Statement but prior to the Closing, there shall be a change in any component of the 2013 EBITDA Statement, the Company shall update the 2013 EBITDA Statement accordingly to reflect such change, and Parent shall be given an equivalent opportunity to dispute any such updated portion of the 2013 EBITDA Statement as applied with respect to the original delivery of such statement.

(b) The cost of the Independent Accountant’s review and determination shall be shared equally by Parent on the one hand and the Company on the other hand. During the review by the Independent Accountant, the Company and its accountants will make available to the Independent Accountant interviews with such individuals, and such information, books, records and work papers as may be reasonably required by the Independent Accountant to fulfill its obligations under Section 2.10(c); provided, however, that the external accountants shall not be obliged to make any work papers available to the Independent Accountant except in accordance with such accountants’ normal disclosure procedures and then only after the Independent Accountant has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such accountants. In acting under this Agreement, the Independent Accountant will be entitled to the privileges and immunities of an arbitrator.

(c) The Company shall, during the Interim Period, engage Mercer to calculate the Underfunded Amount as of the last day of each quarter following the date hereof, beginning with the quarter ending December 28, 2013, with such calculation to be performed in accordance with their customary terms and procedures prior to the date hereof and to be completed no later than the 18th day following the last day of such applicable quarter and promptly delivered in writing to Parent with a copy of the calculation prepared by Mercer.

2.11. Certain Adjustments. If, during the Interim Period (and as permitted by Section 5.2), the outstanding shares of Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Per Share Common Stock Merger Consideration and the Per Option/EAR Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.11 shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

2.12. Conversion of Shares in the Follow-On Merger. At the effective time of the Follow-On Merger, by virtue of the Follow-On Merger and without any action on the part of any party, each share of common stock, par value $0.01 per share, of the Company as the surviving corporation in the Initial Merger issued and outstanding immediately prior to the effective time of the Follow-On Merger shall be converted into and become one limited liability company interest of the Surviving Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in and reasonably apparent from the Company SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any such Company SEC Document in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein) or in the disclosure schedule delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and any such other representations, warranties or covenants where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation, warranty or covenant is reasonably apparent on its face), the Company represents and warrants to Parent and the Merger Subs as follows:

3.1. Due Incorporation; Capitalization.

(a) Each of the Company and its Subsidiaries is duly organized, validly existing and, where such concept is applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, with all requisite power and authority to own, lease and operate its respective assets and properties as they are now being owned, leased and operated and to carry on its business as now conducted, except, with respect to the Company’s Subsidiaries other than the Operating Subsidiary, where the failure to be so duly organized, validly existing or in good standing would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified to do business as a foreign corporation and, where such concept is applicable, is in good standing in all jurisdictions in which it is required to be so qualified or in good standing, except where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. The Company has delivered to Parent complete copies of the Organizational Documents of the Company and each of its Subsidiaries as of the date hereof and as currently in effect, and none of the Company and its Subsidiaries is in violation of any provision of such Organizational Documents in any material respect.

(b) The entire authorized capital stock of the Company is 600,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”), 456,647,231 of which are issued and outstanding as of the date of this Agreement, including 605,604 shares of Common Stock currently subject to Restricted Stock Awards. Of such authorized shares, as of the date of this Agreement, (w) 24,749,110 shares of Common Stock are currently subject to Options, (x) 1,724,000 phantom shares of Common Stock are currently subject to EARs, (y) 3,247,638 shares of Common Stock are currently subject to RSU Awards and (z) 18,355,916 shares of Common Stock are reserved for issuance pursuant to future awards under the Benefit Plans. Section 3.1(b)(i) of the Company Disclosure Letter contains a complete and correct list, as of the date of this Agreement, of (1) each holder of Common Stock, including the number of shares of Common Stock held by such holder, (2) each holder of Equity Awards, specifying, on a holder-by-holder basis (i) the name of each holder, (ii) the number of shares of Common Stock subject to each such award, (iii) the grant date of each such award, (iv) the exercise price for each Option or the base value for each EAR and (v) the expiration date of each Option. No Option is intended to qualify as an “incentive stock option” under Section 422 of the Code. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable. Such shares have been issued in compliance with all applicable state and federal Laws concerning the issuance of securities. No shares of the Common Stock are subject to or were issued in violation of the preemptive rights of any shareholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Certificate of Incorporation or by-laws of the Company or any agreement to which the Company is a party or otherwise bound. Except as set forth in this Section 3.1 and in Section 3.1(b)(ii) of the Company Disclosure Letter, as of the date of this Agreement, there are no (i) issued and outstanding shares of capital stock of or other voting or equity interests in the Company, (ii) securities of the Company convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (iii) options, warrants or other rights or agreements to acquire from the Company, or other obligation of the Company to issue, deliver, transfer or sell, or cause to be issued, delivered, transferred or sold, any shares of capital stock of or other voting or equity interests in the Company or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in the Company, (iv) voting trusts, proxies or other similar agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, (v) obligations restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in the Company or any of its Subsidiaries, or (vi) outstanding or authorized appreciation rights, rights of first offer, performance shares, “phantom” stock rights or other agreements or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, or stock price performance or other attribute of the Company or any of its Subsidiaries or any of their businesses or assets are calculated in accordance therewith (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities. No Subsidiary of the Company owns any shares of capital stock of the Company.

(c) All of the outstanding shares of capital stock of and other voting or equity interests in each of the Company’s Subsidiaries have been and are duly authorized and validly issued, fully paid and nonassessable and are owned beneficially and of record wholly by the Company or one of the Company’s wholly owned Subsidiaries as set forth in Section 3.1(c) of the Company Disclosure Letter, free and clear of any Liens other than Permitted Liens. Such shares have been issued in compliance with all applicable state and federal Laws concerning the issuance of securities. No shares of capital stock of any of the Company’s Subsidiaries are subject to or were issued in violation of the preemptive rights of any shareholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of any of the Company’s applicable Subsidiaries or any agreement to which the Company or any of its Subsidiaries is a party or otherwise bound. Except as set forth in Section 3.1(c) of the Company Disclosure Letter, there are no outstanding (i) shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries, (ii) securities of the Company or any of its Subsidiaries convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any Subsidiary of the Company or (iii) options or other rights or agreements to acquire from the Company or any of its Subsidiaries, or other obligation of the Company or any of its Subsidiaries to issue, transfer or sell, or cause to be issued, transferred or sold, any shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in any of the Company’s Subsidiaries (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Subsidiary Securities. Section 3.1(c) of the Company Disclosure Letter sets forth a true and complete list of all of the Company’s Subsidiaries. There are no restrictions of any kind which prevent the payment of dividends or distributions by any of the Company’s Subsidiaries.

(d) As of the date hereof, the Company and its Subsidiaries have no outstanding Indebtedness in a principal amount (in any one case) in excess of $5,000,000, other than as set forth in Section 3.1(d) of the Company Disclosure Letter. Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or, other than as referred to in this Section 3.1, other securities, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e) Neither the Company nor any of its Subsidiaries owns any Third Party Interests. Neither the Company nor any of its Subsidiaries have any rights to, or are bound by any commitment or obligation to, acquire by any means, directly or indirectly, any Third Party Interests or to make any investment in, or equity contribution or similar advance to, any Person.

3.2. Due Authorization.

(a) The Company has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and, subject to approval by the holders of a majority of the outstanding shares of Common Stock of this Agreement and the Mergers (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby, and no other corporate actions or proceedings on the part of the Company or its stockholders shall be necessary to authorize this Agreement and the transactions contemplated hereby. The board of directors of the Company has adopted resolutions, by unanimous written consent of the directors in lieu of a meeting, (i) approving the execution, delivery and performance of this Agreement, (ii) determining that entering into this Agreement is in the best interests of the Company and its stockholders, (iii) declaring this Agreement advisable and (iv) recommending that the Company’s stockholders adopt this Agreement and directing that this Agreement be submitted to the Company’s stockholders for adoption. The Company has duly and validly executed and delivered this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles.

(b) Prior to the date of this Agreement, the Company and its board of directors have taken all action necessary to exempt under or make not subject to (i) the provisions of Section 203 of the DGCL, (ii) any other applicable Takeover Law or (iii) any provision of the Organizational Documents of the Company and its Subsidiaries that would require any corporate approval other than that otherwise required by the DGCL or other applicable state Law, each of the execution of this Agreement, the Mergers and any of the other transactions contemplated by this Agreement. The Company does not have in effect any “poison pill” or shareholder rights plan.

3.3. Consents and Approvals; No Violations. Except for (a) filings under Section 2.3, (b) filings under the HSR Act and (c) as set forth in Section 3.3 of the Company Disclosure Letter, the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by the Company or any of its Subsidiaries with, or consent or approval with respect to the Company or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Certificate of Incorporation or by-laws of the Company or any of the Organizational Documents of the Company’s Subsidiaries; (iv) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any Material Contract or any material Permit affecting the assets or business of the Company and its Subsidiaries; or (v) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of the Company or any of its Subsidiaries, except in the case of clauses (i), (ii), (iv) and (v), where any such violation, conflict, breach or default would not be reasonably expected to, individually or in the aggregate, have a Company Material Adverse Effect or a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

3.4. Financial Statements; No Undisclosed Liabilities.

(a) There are no liabilities, debts, claims or obligations of any nature of the Company or its Subsidiaries, whether known, unknown, accrued, absolute, direct or indirect, contingent or otherwise, whether due or to become due (the “Liabilities”), except (i) Liabilities disclosed in Section 3.4(a) of the Company Disclosure Letter, (ii) Liabilities to the extent reflected or reserved against in the Latest Company Balance Sheet, (iii) Liabilities incurred in the ordinary course of business consistent with past practice or pursuant to this Agreement and (iv) Liabilities incurred since the date of the Latest Company Balance Sheet that would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. Except as set forth on Section 3.4(a) of the Company Disclosure Letter, the Company has no assets, liabilities, debts, claims or obligations of any nature, whether known, unknown, accrued, absolute, direct or indirect, other than the ownership by the Company of all of the outstanding shares of common stock of the Operating Subsidiary.

(b) Each report, schedule, form, statement and other document (including exhibits and other information incorporated therein and any amendments or supplements thereto) required to be furnished or filed by the Operating Subsidiary and its Subsidiaries with the SEC since December 28, 2012 (such documents, together with any documents filed with the SEC by the Operating Subsidiary and its Subsidiaries during such period, including all exhibits and other information incorporated therein and any amendments or supplements thereto, collectively referred to as the “Company SEC Documents”) (i) at the time filed (and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement), complied in all material respects with the applicable requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company is not, and has not been since December 28, 2012, required to furnish or file any report, schedule, form, statement or other document with the SEC. Each of the consolidated financial statements included in the Company SEC Documents (A) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto and (B) was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the applicable Subsidiaries of the Company as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments).

(c) The Company and its Subsidiaries have established and maintained systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with the general or specific authorization of the management of the Company, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that material information required to be disclosed by the Company and its Subsidiaries in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of the Operating Subsidiary to make the certifications required under the Exchange Act with respect to such reports.

(d) Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract, agreement or arrangement (including any contract, agreement or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract, agreement or arrangement is to avoid disclosure of any material transaction involving the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s financial statements.

(e) Since January 1, 2010, the Operating Subsidiary’s principal executive officer and its principal financial officer have disclosed to the Operating Subsidiary’s auditors and the audit committee of the Operating Subsidiary’s board of directors (i) all known “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respects the Operating Subsidiary’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Operating Subsidiary’s internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them by the Public Company Accounting Oversight Board in Auditing Standard No. 2.

(f) Other than the Operating Subsidiary, neither the Company nor any of its Subsidiaries is, or has at any time since January 1, 2008 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

(g) The Signing Underfunded Amount is equal to the Underfunded Amount as of November 30, 2013 net of taxes calculated at a 37.8% tax rate, as determined by an unaffiliated third party in accordance with the customary terms and procedures utilized for the calculation of such number with respect to the Operating Subsidiary prior to the date hereof and the terms and procedures that will be utilized for the calculation of the Closing Underfunded Amount.

3.5. Title to Assets, etc. Except as disclosed in Section 3.5 of the Company Disclosure Letter and except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries has good and valid title to, or a valid leasehold interest in or valid license to, each of its assets and properties reflected in the consolidated financial statements included in the Company SEC Documents or that are material to its business as conducted as of the date of this Agreement (the “Assets”), except for inventory sold following the date of such financial statements in the ordinary course of business consistent with past practice, in each case, free and clear of any Lien, except for Permitted Liens, (ii) any Permitted Liens on the Assets, individually or in the aggregate, do not materially interfere with the current use of any such Asset by the Company or any of its Subsidiaries or materially detract from the value of any such Asset, and (iii) to the Knowledge of the Company, there are no facts or conditions affecting any Assets that, with or without notice or the lapse of time, or both, would reasonably be expected, individually or in the aggregate, to interfere with the use, occupancy or operation of such Assets as of the date of this Agreement and as of the Closing.

3.6. Intellectual Property.

(a) Section 3.6(a) of the Company Disclosure Letter contains a true and complete list as of the date of this Agreement of all of the registered or applied for Intellectual Property that is owned by the Company or any of its Subsidiaries (“Owned Intellectual Property”). Except as disclosed in Section 3.6(a) of the Company Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect: (A) neither the Company nor any of its Subsidiaries has granted any license to a third party or agreed to pay to or receive from a third party any royalty or other payment in respect of any of such Owned Intellectual Property, (B) the operation of the businesses of the Company and its Subsidiaries as currently conducted does not infringe on the Intellectual Property rights of any Person (provided that, with respect to patents, the foregoing representation is qualified by the Knowledge of the Company), (C) there are no claims, proceedings or litigation pending or, to the Knowledge of the Company, threatened alleging infringement or misappropriation of any third party Intellectual Property rights by the Company or any of its Subsidiaries, and (D) since January 1, 2010, no third party has asserted any claim in writing or otherwise against the Company or its Subsidiaries (1) challenging or seeking to deny or restrict in any material respect the rights of the Company or its Subsidiaries in the Owned Intellectual Property or (2) alleging that the Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated in any material respect any Intellectual Property of any third party. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries is using any material Owned Intellectual Property in a manner that would reasonably be expected to result in the cancelation or unenforceability of such Owned Intellectual Property.

(b) Section 3.6(b) of the Company Disclosure Letter lists all agreements (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software and other than any non-exclusive trademark licenses granted to customers or vendors in the ordinary course of business) to which the Company or any of its Subsidiaries is a party or by which any of them is otherwise bound as of the date hereof, that provide for (i) licenses of Intellectual Property to the Company or any of its Subsidiaries by any other Person (a “License”) and (ii) agreements otherwise granting or restricting the right to use Owned Intellectual Property, in each case of (i) and (ii) to the extent material to their businesses.

(c) Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) the Company or one of its Subsidiaries is the sole and exclusive owner (including, as applicable, record owner) of all Owned Intellectual Property, and (ii) the Company and its Subsidiaries own all right, title and interest in and to, or have the right to use, all other Intellectual Property used in and necessary for the operation of their respective businesses as conducted as of the date of this Agreement, in each case free and clear of all Liens other than Permitted Liens.

3.7. Contracts.

(a) Section 3.7(a) of the Company Disclosure Letter contains an accurate and complete list, as of the date of this Agreement of all written contracts, agreements, commitments, arrangements and other instruments (and solely in the case of any customer contract required to be described below, an accurate and complete summary of any such contract which is not written), in effect as of the date hereof, of the following types to which the Company or any of its Subsidiaries is a party or bound or to which any of the Assets is subject (whether or not actually listed in Section 3.7 of the Company Disclosure Letter, the “Material Contracts”):

(i) any collective bargaining agreement;

(ii) any Affiliate Agreement;

(iii) any contract or agreement that (A) materially restricts the Company or any of its Subsidiaries (or the Surviving Company after the Closing) from engaging in any material line of business, developing, marketing or distributing products or services or obligates the Company or any of its Subsidiaries (or the Surviving Company after the Closing) not to compete with another Person or in any geographic area or during any period of time or that would otherwise materially limit the freedom of the Surviving Company from engaging in any material line of business after the Effective Time or (B) contains exclusivity obligations or restrictions binding on the Company or any of its Subsidiaries (or the Surviving Company after the Closing);

(iv) any agreement or series of related agreements, including any option agreement, providing for the acquisition or disposition, directly or indirectly, of any business, capital stock or material assets or any real property (whether by merger, sale of stock, sale of assets or otherwise), in the case of real property involving potential payments, proceeds or carrying value in excess of $5 million;

(v) any agreement relating to any interest rate, foreign exchange, derivatives or hedging transaction;

(vi) any agreement relating to Indebtedness of the Company and any of its Subsidiaries in excess of $5,000,000;

(vii) any “take or pay” agreements involving obligations of the Company or its Subsidiaries in excess of $20,000,000;

(viii) any Licenses or agreements governing the provision of any information technology related services, by or to the Company or any of its Subsidiaries, in each case, to the extent material to their respective businesses;

(ix) all agreements that prohibit the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibit the pledging of the capital stock of the Company or any of its Subsidiaries or prohibit the issuance of guarantees by the Company or any of its Subsidiaries, in each case that will not be terminated at or prior to the Effective Time;

(x) any (A) agreement that is a settlement or similar agreement (1) with any Governmental Authority, (2) that binds the Company or any of its Subsidiaries to any conduct or equitable relief or (3) that requires the Company or any of its Subsidiaries to pay an amount of money in excess of $ 1,000,000 that has not been completely paid as of the date of this Agreement, and was not entered into in the ordinary course of business consistent with past practice or (B) an Order or consent of a Governmental Authority to which the Company or any of its Subsidiaries is subject, involving material performance by the Company or any of its Subsidiaries after the date of this Agreement;

(xi) any agreement pursuant to which the Company or any of its Subsidiaries has an obligation to make an investment in or loan to any other Person;

(xii) any agreement or series of related agreements (other than purchase orders) with each of the twenty (20) most significant suppliers from which the Company and its Subsidiaries, taken as a whole, purchased materials, supplies, services and other goods (measured by dollar volume of purchases from such suppliers) for the twelve-month period ended September 28, 2013;

(xiii) any customer agreement with the twenty (20) most significant customers (measured by dollar volume of sales to such customer for the twelve-month period ended September 28, 2013) of the Company and its Subsidiaries, taken as a whole;

(xiv) any contract containing most favored nation pricing provisions with a total contract value in excess of $20,000,000 annually;

(xv) any partnership, joint venture, limited liability company or other similar agreements or arrangements (including any material agreement providing for joint research, development or marketing).

(b) Each Material Contract is a valid and binding agreement of the Company or one or more of its Subsidiaries, on the one hand, and to the Knowledge of the Company, each other party thereto, on the other hand, and is in full force and effect, and none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, is in default or breach in any material respect under (or is alleged to be in default or breach in any material respect under) the terms of, or has provided or received any notice of any intention to terminate, any such Material Contract and no event or circumstance has occurred that, with or without notice or lapse of time or both, would constitute an event of default thereunder or result in or give any Person a right of acceleration or early termination thereof (other than pursuant to Section 5.12 hereof). The Company has made available to Parent and the Merger Subs a true and complete copy of (x) each Material Contract (including all material modifications and amendments thereto and waivers thereunder as of the date hereof) or, if applicable, form of Material Contract and (y) all form customer and vendor contracts used in and material to the businesses of the Company and its Subsidiaries).

3.8. Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, all material insurance policies maintained by or for the benefit of the Company or any of its Subsidiaries, the Assets or otherwise covering the business of the Company and its Subsidiaries are in full force and effect in accordance with their terms and, to the Knowledge of the Company, no notice of cancelation or non-renewal of such policies has been received, and there is no existing breach, default or event which, with or without notice or the lapse of time or both, would constitute a material breach or default or permit termination or modification of any such policies. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, each of the Company and its Subsidiaries is, and since January 1, 2010 has been, insured with respect to the Assets and the conduct of each of their respective businesses in such amounts and against such risks as are sufficient for compliance with Laws and as are adequate to protect the Assets and the conduct of their respective businesses in accordance with customary industry practice.

3.9. Employee Benefit Plans.

(a) General. Section 3.9(a) of the Company Disclosure Letter lists each material “Benefit Plan.” For purposes of this Agreement, “Benefit Plan” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, bonus, incentive, savings, retirement, deferred compensation, or other compensatory or benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA (including any related funding mechanism), in each case other than a Multiemployer Plan, under which any current or former employee, officer, director, contractor or consultant of the Company or any of its Subsidiaries has any present or future right to compensation or benefits and which has been entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any present or potential future liability.

(b) Plan Documents and Reports. With respect to each material Benefit Plan, a true and correct copy of each of the following documents, and all amendments and modifications to such documents, has been made available to Parent: (i) the written document evidencing such Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, and all amendments, modifications or material supplements to such Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the U.S. Internal Revenue Service (“IRS”) for the last two plan years, (iii) the most recently received IRS determination letter, if any, relating to such Benefit Plan, (iv) the two most recent actuarial reports and/or financial statements, if any, relating to such Benefit Plan, (v) results of nondiscrimination testing for the two most recent years, if applicable, (vi) all material correspondence with a Governmental Authority in respect of such Benefit Plan, and (vii) any related trust agreements, annuity contracts, insurance contracts or documents of any other funding arrangements. No Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(c) Compliance with Laws; Liabilities. Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect: (i) each Benefit Plan that is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter or opinion letter from the IRS, and there are no existing circumstances or events that would reasonably be expected to adversely affect the qualified status of each such Benefit Plan; (ii) all Benefit Plans comply and have been operated in all material respects in accordance with their terms and the requirements of Law applicable thereto; (iii) there are no actions, suits or claims (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened, involving any Benefit Plan; (iv) the Company and its Subsidiaries have not engaged in, and to the Knowledge of the Company, there has not been, any non-exempt transaction prohibited by ERISA or by Section 4975 of the Code with respect to any Benefit Plan or their related trusts which would reasonably be expected to result in a material liability of the Company; (v) no Benefit Plan is under audit or is the subject of an audit, investigation or other administrative proceeding by the IRS, the Department of Labor, or any other Governmental Authority, nor is any such audit, investigation or other administrative proceeding, to the Knowledge of the Company, threatened; and (vi) all contributions, reimbursements, premium payments and other payments required to have been made under or with respect to each Benefit Plan as of or prior to the date hereof have been made or accrued (as applicable) on a timely basis in accordance with applicable Law.

(d) Post-Retirement Benefits. Except as set forth on Section 3.9(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liability under any Benefit Plan or otherwise for providing post-retirement health, medical and life insurance benefits for retired, former or current employees, other than statutory liability for providing group health plan continuation coverage under Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code or applicable Law.

(e) Multiemployer Plans. Except as set forth on Section 3.9(e) of the Company Disclosure Letter, neither the Company nor any of its ERISA Affiliates contributes to or is obligated to contribute to, or within the six (6) years preceding this Agreement contributed to, or was obligated to contribute to, a Multiemployer Plan or a Multiple Employer Plan. Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any ERISA Affiliate has incurred, or is reasonably expected to incur, any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from any such plan, and the Company and its ERISA Affiliates have timely satisfied all of their respective contribution obligations with respect to any such Multiemployer Plan and Multiple Employer Plan under any such plan, applicable collective bargaining agreement or applicable Law. With respect to each Multiemployer Plan to which the Company or one of its ERISA Affiliates contributes or is obligated to contribute, to the extent applicable, the Company has provided to Parent a true and accurate statement, as of the date of this Agreement, of (i) the approximate number of participants in the plan who are employees or former employees of the Company or its applicable ERISA Affiliate, (ii) the current contribution rate (both by individual participant and in the aggregate) of the Company or its applicable ERISA Affiliate, and (iii) a good faith estimate of the Company’s or its applicable ERISA Affiliate’s potential “withdrawal liability” (within the meaning of Part I of Subtitle E of Title IV of ERISA).

(f) Section 409A. Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined for purposes of Section 409A(d)(1) of the Code) has, in all material respects, (i) been maintained and operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder so as to avoid any Tax, penalty or interest under Section 409A of the Code and, as to any such Benefit Plan in existence prior to January 1, 2005, has not been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004 or has been amended in a manner that conforms with the requirements of Section 409A of the Code, and (ii) since January 1, 2009, been in documentary and operational compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. Each Option has been granted with a per share exercise price at least equal to the per share fair market value, as reasonably and in good faith determined by the Board or a committee thereof under Section 409A of the Code, of a share of Common Stock on the applicable date of grant.

(g) Title IV Plans. Section 3.9(g) of the Company Disclosure Letter sets forth each Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code (each, a “Title IV Plan”). Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, with respect to each Title IV Plan: (i) there does not exist any failure to meet the “minimum funding standard” of Section 412 of the Code or 302 of ERISA (whether or not waived), (ii) no such plan is in “at-risk” status for purposes of Section 430 of the Code, (iii) no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred, (iv) all premiums due to the Pension Benefit Guaranty Corporation (the “PBGC”) have been timely paid in full, and (v) as of the date of this Agreement, the PBGC has not instituted proceedings to terminate any such Title IV Plan and, to the Knowledge of the Company, no circumstances exist which could serve as a basis for the institution of such proceedings. As of the date of this Agreement, (x) the information contained in the actuarial reports referenced in Section 3.9(a)(iv) is complete and accurate in all material respects, and (y) to the Knowledge of the Company, no material changes have occurred with respect to the financial condition of any Title IV Plan since the date of the most recent actuarial valuation report of such Title IV Plan.

(h) Controlled Group Liability. Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect: (i) there does not now exist any Controlled Group Liability that would be a liability following the Closing of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates and (ii) without limiting the generality of the foregoing, none of the Company, any of its Subsidiaries or any of their respective ERISA Affiliates has engaged in any transaction described in Section 4069, Section 4204 or Section 4212 of ERISA. For the purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, and (iii) under Sections 412, 430 and 4971 of the Code.

(i) Change-in-Control Benefits. Except as expressly provided under this Agreement or as set forth in the Company Disclosure Letter or as required by applicable Law, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will (alone or in combination with any other event): (i) entitle any current or former employee, consultant, officer or director of the Company or any of its Subsidiaries to severance pay or any other payment, (ii) result in any payment becoming due, accelerate the time of payment or vesting of benefits, or increase the amount of compensation due to any such employee, consultant, officer or director, (iii) result in any forgiveness of Indebtedness, trigger any funding obligation under any Benefit Plan or impose any restrictions or limitations on the Company’s rights to administer, amend, merge, terminate or receive a reversion of assets from any Benefit Plan or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

3.10. Taxes. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed and all such Tax Returns are true, complete and correct.

(b) All Taxes required to be paid by or with respect to the Company or any of its Subsidiaries have been timely paid, and there are no Liens for Taxes upon any assets of the Company or any of its Subsidiaries other than Permitted Liens.

(c) Each of the Company and its Subsidiaries has complied in all respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to any employee, independent contractor, creditor, stockholder or other third party, and has timely collected, deducted or withheld and paid over to the appropriate Taxing Authority all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws.

(d) There are no waivers or extensions of any statute of limitations or any periods for assessment or collection currently in effect with respect to any Taxes or Tax Returns of the Company or any of its Subsidiaries. There are no Tax Proceedings with respect to Taxes or Tax Returns of or with respect to the Company or any of its Subsidiaries pending or threatened in writing. No Taxing Authority has asserted in writing any deficiency, claim or issue with respect to Taxes or any adjustment to Taxes against the Company or any of its Subsidiaries with respect to any taxable period for which the period of assessment or collection remains open or that has not been finally settled. No jurisdiction (whether within or without the United States) in which the Company or any of its Subsidiaries has not filed a particular type of Tax Return has asserted in writing that the Company or such Subsidiary is required to file such Tax Return in such jurisdiction.

(e) Neither the Company nor any of its Subsidiaries (i) has received or applied for a Tax ruling or entered into a “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law), in each case, that would be binding upon the Company or any of its Subsidiaries after the Closing Date, (ii) is or has been a member of any affiliated, consolidated, combined, unitary or similar group for purposes of filing Tax Returns or paying Taxes (other than a group the common parent of which is the Company), (iii) is a party to, bound by, or obligated under any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than (x) any such agreement or arrangement that is solely between or among the Company and/or any of its Subsidiaries, or (y) customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes), or (iv) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise.

(f) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date, as a result of any (i) change in method of accounting pursuant to Section 481(c) of the Code (or any similar provision of state, local or foreign Law) prior to the Closing, (ii) installment sale, intercompany transaction or open transaction disposition made on or entered into prior to the Closing Date, (iii) prepaid amount received on or prior to the Closing Date, (iv) “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law) or (v) election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign Law). Neither the Company nor any of its Subsidiaries has participated in a “listed transaction,” or to the Knowledge of the Company, a “reportable transaction,” in each case, within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or foreign Law). Neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code in the two (2) years prior to the date of this Agreement.

(g) The accruals and reserves for Taxes reflected in the consolidated financial statements included in the Company SEC Documents are adequate, in accordance with GAAP, for Taxes of the Company and its Subsidiaries for periods ending on or prior to the date of such consolidated financial statements.

3.11. Litigation. Except as set forth on Section 3.11 of the Company Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (a) none of the Company, its Subsidiaries or the Assets is subject to any outstanding or unsatisfied Order (b) and there is no charge, complaint, claim, action, suit, arbitration, prosecution, proceeding, hearing or, to the Knowledge of the Company, inquiry or investigation, of any nature (civil, criminal, regulatory or otherwise) in Law or in equity (“Litigation”), of, before or in any, Governmental Authority, court or quasi-judicial or administrative agency or official of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of the Company, threatened against or affecting any of the Company, its Subsidiaries or the Assets and (c) as of the date hereof, there is no Litigation involving the Company, any of its Subsidiaries or the Assets, pending or, to the Knowledge of the Company, threatened, which questions or challenges (i) the validity of this Agreement, or (ii) any action taken or to be taken by the Company or any of its Subsidiaries pursuant to this Agreement or in connection with the transactions contemplated hereby.

3.12. Regulatory Matters.

(a) Except with respect to matters that are the subject of Section 3.13 or Section 3.15, as set forth in Section 3.12 of the Company Disclosure Letter, or as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is, and since January 1, 2010 has been, in compliance in all material respects with all applicable laws, statutes, Orders, rules, and regulations (collectively, “Laws”) and (ii) neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any of their respective officers, directors, employees or agents has made or offered any payment, gratuity or other thing of value that is prohibited by any Law to personnel of any Governmental Authority.

(b) Except with respect to matters that are the subject of Section 3.13 or Section 3.15, as set forth in Section 3.12 of the Company Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) all material approvals, permits, franchises, licenses, consents, exemptions and similar authorizations (collectively, “Permits”) of all Governmental Authorities that are required to permit the Company and its Subsidiaries to carry on their businesses have been obtained and are in full force and effect and (ii) there has been no violation, default, cancelation or revocation, nor, to the Knowledge of the Company, any threatened cancelation or revocation, of any Permit.

3.13. Environmental Matters. Except as described in Section 3.13 of the Company Disclosure Letter or except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(a) the Company and its Subsidiaries are in compliance and, since January 1, 2010, have complied with all applicable Environmental Laws, including the possession of all Permits required under applicable Environmental Laws to operate all facilities owned, operated or leased and the business as currently conducted, and in compliance with their terms and conditions;

(b) neither the Company nor any of its Subsidiaries has received written notice of a civil, criminal or administrative suit, claim, action, proceeding or investigation under any Environmental Law relating to the operation of its facilities, to the business or to any property or facility currently or formerly owned, operated or leased by any of them;

(c) since January 1, 2010 until the date of this Agreement, neither the Company nor any of its Subsidiaries has received from any Governmental Authority written notice that it has been named or may be named as a responsible or potentially responsible party under any Environmental Law for any site Contaminated by Hazardous Substances;

(d) to the Knowledge of the Company, no portion of any property currently or formerly owned, leased or occupied by the Company or any of its Subsidiaries is Contaminated, and neither the Company nor any of its Subsidiaries has caused or taken any action that would reasonably be expected to result in any material liability or obligation relating to the environmental conditions at, on, above, under or about any properties or assets currently or formerly owned, leased, operated or used by the Company or any of its Subsidiaries;

(e) to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has arranged, by contract, agreement, or otherwise, for the transportation, disposal or treatment of Hazardous Substances at any location that is subject to liability for Response Actions pursuant to Environmental Laws; and

(f) the Company and its Subsidiaries are in compliance with all applicable health and safety Laws, and with all applicable Laws pertaining to anhydrous ammonia, including those promulgated under the Clean Air Act, 42 U.S.C. Section 7401 et seq. and under the Occupational Health and Safety Act, 29 U.S.C. Section 651 et seq. and any other similar state or local Law.

3.14. Absence of Changes. Except as disclosed in Section 3.14 of the Company Disclosure Letter, since the Balance Sheet Date and prior to the date hereof, the businesses of the Company and its Subsidiaries have been conducted only in the ordinary course of business consistent with past practice and there has not been any commitment made or action taken, or authorized or agreed to be taken, by the Company or any of its Subsidiaries that, if made, taken or authorized or agreed to be taken during the Interim Period, would constitute a breach of Sections 5.2(g), 5.2(h), 5.2(i), 5.2(j), or 5.2(n). Since the Balance Sheet Date, there has not been any change, event, fact, effect or occurrence (or with respect to any change, event, fact, effect or occurrence existing prior to the Balance Sheet Date, any worsening thereof) that has had, or would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

3.15. Labor Relations; Compliance.

(a) Collective Bargaining Agreements and Labor Relations. Except as set forth in Section 3.15 of the Company Disclosure Letter and as would not reasonably be expected, individually or in the aggregate, to have a

Company Material Adverse Effect, (a) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any collective bargaining agreement or other labor contract and there are no labor unions representing, purporting to represent or attempting to represent any employees employed by the Company or any of its Subsidiaries, (b) since January 1, 2010, there has not occurred and, to the Knowledge of the Company, there is not threatened, (i) any strike, slowdown, picketing, work stoppage, employee grievance, concerted refusal to work overtime by, or lockout of, or union organizing campaign with respect to, any employees of the Company or any of its Subsidiaries, (ii) any proceeding or suit against or materially affecting the Company or any of its Subsidiaries relating to the alleged violation of any Laws pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable Governmental Authority, or (iii) any application for certification of a collective bargaining agent seeking to represent any employees of the Company or any of its Subsidiaries, and (c) each individual who renders services to Company or any of its Subsidiaries who is classified by Company or such of its Subsidiaries, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and Tax reporting and under Benefit Plans) is properly so characterized.

(b) Compliance with Law. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, applicant and employee background checking, immigration and required documentation, workers’ compensation, occupational safety and health requirements, plant closings, wages and hours, worker classification, withholding of Taxes, employment discrimination, disability rights or benefits, equal opportunity, labor relations, employee leave issues and unemployment insurance and related matters.

(c) WARN Act. Neither the Company nor any of its Subsidiaries has effectuated a “plant closing” or “mass layoff” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company, without complying with all provisions of the WARN Act, or implemented any early retirement, separation or window program within the twenty-four (24) months prior to the date of this Agreement, nor, as of the date of this Agreement, has the Company or any of its Subsidiaries announced any such action or program for the future.

3.16. Real Property.

(a) Leased Real Property. Section 3.16(a) of the Company Disclosure Letter contains a complete and correct list of all Leases pursuant to which the Company or any of its Subsidiaries, as of the date of this Agreement, leases, subleases or occupies any Leased Real Property, in each case, with annual rental payments in excess of $500,000. Section 3.16(a) of the Company Disclosure Letter sets forth the address, landlord and tenant for each such Lease as described in the Lease. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company or the applicable Subsidiary of the Company party to the respective Leases pertaining to each Leased Real Property has good and valid title to the leasehold estate under the Leases free and clear of any Liens other than Permitted Liens and none of the Company nor any of its Subsidiaries is in default under any such Lease. Except as set forth in Section 3.16(a) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a lessor, sublessor or grantor under any lease, sublease or other instrument granting to another Person any right to the possession, lease, occupancy or enjoyment of the Leased Real Property or the Owned Real Property.

(b) Owned Real Property. Section 3.16(b) of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of all Owned Real Property (together with the Leased Real Property, the “Company Real Property”). Section 3.16(b) of the Company Disclosure Letter sets forth the address and owner of each parcel of Owned Real Property. Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, (i) the Company or the Company’s Subsidiaries, as applicable, have good, valid and marketable fee simple title to all of the Owned Real Property, free and clear of any Lien other than Permitted Liens, (ii) there is issued and in effect with respect to all of the Owned Real Property valid and enforceable owner’s title insurance policies, (and true and correct copies of title insurance policies relating to all material Owned Real Property have been provided to Parent) and (iii) none of the Owned Real Property is subject to any first refusal, purchase option, right to purchase or other similar right.

(c) There does not exist any actual or, to the Knowledge of the Company, threatened condemnation or eminent domain proceedings that materially and adversely interfere with the use, or could materially adversely affect the value of, any Company Real Property or any part thereof, and, to the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any written notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof.

(d) There are no outstanding options or rights of first refusal to purchase or lease the Owned Real Property, or any portion thereof or interest therein.

3.17. Brokers and Finders. There is no investment banker, broker or finder retained by or authorized to act on behalf of the Company, any of its Subsidiaries or any of the Company’s stockholders or Affiliates who might be entitled to any fee, commission or reimbursement of expenses from the Company or any of its Subsidiaries in connection with the transactions contemplated hereby.

3.18. Affiliate Agreements. Section 3.18 of the Company Disclosure Letter lists all agreements and transactions to which the Company or any of its Subsidiaries, on the one hand, and any Affiliate (other than the Company or its Subsidiaries), any immediate family member of such Affiliate, or any holder of more than 5% of the Common Stock of the Company (other than the Company or its Subsidiaries) on the other hand, are parties (each, an “Affiliate Agreement”), other than any employee agreements and agreements entered into under any Benefit Plan (and such agreements and transactions shall not be deemed to be Affiliate Agreements). No Affiliate of the Company or any of its Subsidiaries (other than the Company or its Subsidiaries), stockholder of the Company or controlled Affiliate of such a stockholder, owns any material Asset of the Company or any of its Subsidiaries.

3.19. Information Supplied. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act or at the time it is first sent to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The portions of the Form S-4 relating to the solicitation of written consents from the Company’s stockholders will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or either Merger Sub for inclusion or incorporation by reference therein.

3.20. Reorganization. Neither the Company nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.21. No Additional Representations. Except as otherwise expressly set forth in this Article III, neither the Company or any of its Subsidiaries, nor any other Person acting on their behalf, makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement, including, without limitation, any representations or warranties with respect to any projections, forecasts, estimates or budgets of future revenues, future results of operations or future financial condition (or any component thereof) of any of the Company or any of its Subsidiaries.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUBS

Except as disclosed in and reasonably apparent from the Parent SEC Documents filed prior to the date hereof (excluding any disclosures set forth in any such Parent SEC Document in any risk factor section, any forward-looking disclosure in any section relating to forward-looking statements or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein) or in the disclosure schedule delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (each section or subsection of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and any such other representations, warranties or covenants where its applicability to, relevance as an exception to, or disclosure for purposes of, such other representation, warranty or covenant is reasonably apparent on its face), Parent and the Merger Subs jointly and severally represent and warrant to the Company that:

4.1. Due Incorporation; Capitalization. Each of Parent and its Subsidiaries is duly organized, validly existing and, where such concept is applicable, in good standing under the laws of the jurisdiction of its incorporation or organization, with all requisite power and authority to own, lease and operate its respective assets and properties as they are now being owned, leased and operated and to carry on its business as now conducted, except, with respect to Parent’s Subsidiaries, where the failure to be so duly organized, validly existing or in good standing would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified to do business as a foreign corporation and, where such concept is applicable, is in good standing in all jurisdictions in which it is required to be so qualified or in good standing, except, with respect to Parent’s Subsidiaries other than the Merger Subs, where the failure to be so qualified or in good standing would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect. Parent is not in violation of any provision of its Organizational Documents in any material respect. All of the issued and outstanding equity interests of each Merger Sub is owned directly by Parent free and clear of Liens of any kind.

4.2. Capital Structure.

(a) The entire authorized capital stock of Parent consists of 2,000,000,000 shares of common stock, par value $1.00 per share (the “Parent Common Stock”) and 1,500,000 shares of preferred stock, par value $1.00 per share (the “Parent Preferred Stock”). At the close of business on November 22, 2013, (i) 582,708,913 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Preferred Stock were issued and outstanding, (iii) 182,465,987 shares of Parent Common Stock were held by Parent in its treasury, (iv) 32,027,774 shares of Parent Common Stock were subject to options to purchase Parent Common Stock, (v) 23,955 shares of Parent Common Stock were subject to awards with respect to restricted Parent Common Stock, (vi) 2,911,298 shares of Parent Common Stock were subject to restricted stock unit awards with respect to Parent Common Stock) and (vii) 53,247,770 shares of Common Stock were reserved for issuance pursuant to future awards under benefit plans of Parent. No shares of Parent Common Stock are subject to or were issued in violation of the preemptive rights of any shareholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of Parent or any agreement to which Parent is a party or otherwise bound. Except as set forth in this Section 4.2 and in Section 4.2 of the Parent Disclosure Letter, as of the date of this Agreement, there are no (i) issued and outstanding shares of capital stock of or other voting or equity interests in Parent, (ii) securities of Parent convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Parent, (iii) options, warrants or other rights or agreements to acquire from Parent, or other obligation of Parent to issue, deliver, transfer or sell, or cause to be issued, delivered, transferred or sold, any shares of capital stock of or other voting or equity interests in Parent or securities convertible into or exercisable or exchangeable for shares of capital stock of or other voting or equity interests in Parent, (iv) voting trusts, proxies or other similar agreements to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound with respect to the voting of any shares of capital stock of or other voting or equity interests in Parent or any of its Subsidiaries, (v) obligations restricting the transfer of, or requiring the registration for sale of, any shares of capital stock of or other voting or equity interests in Parent or any of its Subsidiaries, or (vi) outstanding or authorized appreciation rights, rights of first offer, performance shares, “phantom” stock rights or other agreements or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, or stock price performance or other attribute of Parent or any of its Subsidiaries or any of their businesses or assets are calculated in accordance therewith (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Parent Securities”). There are no outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Parent Securities.

(b) All of the shares of Parent Common Stock are, and the shares of Parent Common Stock constituting the Per Share Common Stock Merger Consideration when issued will be, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of Parent, or any agreement to which Parent is a party or otherwise bound. Such shares have been issued in material compliance with all applicable state and federal Laws concerning the issuance of securities.

4.3. Due Authorization. Each of Parent and each Merger Sub has all requisite power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by each of Parent and the Merger Subs of this Agreement, and the consummation by Parent and the Merger Subs of the applicable transactions contemplated hereby, including the Mergers, have been duly and validly approved by the unanimous vote of the boards of directors of Parent and each Merger Sub and no other corporate actions or proceedings on the part of Parent or either Merger Sub or their respective stockholders shall be necessary to authorize this Agreement and the transactions contemplated hereby. Each of Parent and each Merger Sub has duly and validly executed and delivered this Agreement. This Agreement constitutes a legal, valid and binding obligation of each of Parent and each Merger Sub, enforceable against them in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization or similar Laws now or hereafter in effect which affect the enforcement of creditors’ rights generally and by rules of Law governing specific performance, injunctive relief and equitable principles.

4.4. Consents and Approvals; No Violations. Except for (a) filings under Section 2.3 (b) filings under the HSR Act and (c) the filing with the SEC and declaration of effectiveness under the Securities Act of a registration statement on Form S-4 in connection with the issuance of the shares of Parent Common Stock to be issued in the Mergers, the execution, delivery and performance by Parent and the Merger Subs of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any Law applicable to Parent or any of its Subsidiaries or by which any of their respective properties or assets are bound or affected; (ii) require any notification to or filing or registration by Parent or any of its Subsidiaries with, or consent or approval with respect to Parent or any of its Subsidiaries of, or other action by, any Governmental Authority; (iii) violate or conflict with any provision of the Organizational Documents of Parent or Parent’s Subsidiaries; (iv) require any consent of or other action by any Person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit termination, cancelation, acceleration or other change of any right or obligation or the loss of any benefit under, any provision of any material contract to which Parent or a Merger Sub is a party or by which Parent or a Merger Sub or any of their assets or properties is bound or any material Permit affecting the assets or business of Parent or a Merger Sub; or (v) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of Parent or any of its Subsidiaries, except, in the case of clauses (i), (iii), (iv) and (v) where any such violation, conflict, breach or default would not be reasonably expected to, individually or in the aggregate, have a Parent Material Adverse Effect or a material adverse effect on the ability of Parent or the Merger Subs to consummate the transactions contemplated by this Agreement.

4.5. Brokers and Finders. There is no investment banker, broker or finder retained by or authorized to act on behalf of Parent, any of its Subsidiaries or any of Parent’s stockholders or Affiliates who might be entitled to any fee, commission or reimbursement of expenses from Parent or any of its Subsidiaries in connection with the transactions contemplated hereby, other than Goldman Sachs & Co.

4.6. Operations of Merger Subs. Each Merger Sub was formed specifically for the transactions contemplated by this Agreement and has conducted no operations and incurred no obligations other than those incident to its formation and in connection with the transactions contemplated by this Agreement. Merger Sub Two is, and at the effective time of the Follow-On Merger will be, treated as a “disregarded entity” of Parent for U.S. federal income tax purposes.

4.7. Financial Statements.

(a) There are no Liabilities of Parent and its Subsidiaries, except (i) Liabilities disclosed in Section 4.7(a) of the Parent Disclosure Letter, (ii) Liabilities to the extent reflected or reserved against in the Latest Parent Balance Sheet, (iii) Liabilities incurred in the ordinary course of business consistent with past practice or pursuant to this Agreement and (iv) Liabilities incurred since the date of the Latest Parent Balance Sheet that would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

(b) Each report, schedule, form, statement and other document (including exhibits and other information incorporated therein and any amendments or supplements thereto) required to be furnished or filed by Parent and its Subsidiaries with the SEC since January 1, 2011 (such documents, together with any documents filed with the SEC by Parent and its Subsidiaries during such period, including all exhibits and other information incorporated therein and any amendments or supplements thereto, collectively referred to as the “Parent SEC Documents”) (i) at the time filed (and giving effect to any amendments or supplements thereto filed prior to the date of this Agreement), complied in all material respects with the applicable requirements of SOX and the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated financial statements included in the Parent SEC Documents complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Form 10-Q or Form 8-K of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of Parent and its Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (except that the unaudited statements may not contain footnotes and are subject to normal year-end audit adjustments).

(c) Parent and its Subsidiaries have established and maintained systems of internal accounting controls with respect to their businesses sufficient to provide reasonable assurances that (i) all transactions are executed in accordance with the general or specific authorization of the management of Parent, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP and to maintain accountability for assets and (iii) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by Parent are reasonably designed to ensure that material information required to be disclosed by Parent and its Subsidiaries in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent as appropriate to allow timely decisions regarding required disclosure and to enable the chief executive officer and chief financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(d) Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract, agreement or arrangement (including any contract, agreement or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such contract, agreement or arrangement is to avoid disclosure of any material transaction involving Parent or any of its Subsidiaries in Parent’s or such Subsidiary’s financial statements.

(e) Since January 1, 2010, Parent’s principal executive officer and its principal financial officer have disclosed to Parent’s auditors and the audit committee of Parent’s board of directors (i) all known “significant deficiencies” and “material weaknesses” in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respects Parent’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees of Parent who have a significant role in Parent’s internal controls over financial reporting.

(f) Other than Parent, none of Parent or any of its Subsidiaries is, or has at any time since January 1, 2008 been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.

4.8. Litigation. Except as set forth on Section 4.8 of the Parent Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (a) none of the Parent, its Subsidiaries or any of their material assets is subject to any outstanding or unsatisfied Order, (b) there is no Litigation of, before or in any, Governmental Authority, court or quasi-judicial or administrative agency or official of any federal, state, local or foreign jurisdiction, arbitrator or mediator, pending, or, to the Knowledge of Parent, threatened against or affecting any of Parent, its Subsidiaries or their material assets, (c) there are no settlements or similar written agreements with any Governmental Authority affecting any of Parent, its Subsidiaries or their material assets and (d) as of the date hereof, there is no Litigation involving Parent, its Subsidiaries or their material assets, pending or, to the Knowledge of Parent, threatened, which questions or challenges (i) the validity of this Agreement, or (ii) any action taken or to be taken by Parent or any of its Subsidiaries pursuant to this Agreement or in connection with the transactions contemplated hereby.

4.9. Regulatory Matters.

(a) Except as set forth in Section 4.9(a) of the Parent Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (i) each of Parent and its Subsidiaries is, and since January 1, 2010 has been, in compliance in all material respects with all applicable Laws and (ii) none of Parent and its Subsidiaries, nor, to the Knowledge of Parent, any of their respective officers, directors, employees or agents has made or offered any payment, gratuity or other thing of value that is prohibited by any Law to personnel of any Governmental Authority.

(b) Except as set forth in Section 4.9(b) of the Parent Disclosure Letter or as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect, (i) all material Permits of all Governmental Authorities that are required to permit Parent and its Subsidiaries to carry on their businesses have been obtained and are in full force and effect and (ii) there has been no violation, default, cancelation or revocation, nor, to the Knowledge of Parent, any threatened cancelation or revocation, of any Permit.

4.10. Absence of Changes. Except as disclosed in Section 4.10 of the Parent Disclosure Letter, since June 29, 2013 and prior to the date hereof, the businesses of Parent and its Subsidiaries have been conducted only in the ordinary course of business consistent with past practice. Since June 29, 2013, there has not been any change, event, fact, effect or occurrence (or with respect to any change, event, fact, effect or occurrence existing prior to June 29, 2013, any worsening thereof) that has had, or would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

4.11. Financial Ability. Parent has, or will have at Closing, all funds necessary to pay the Aggregate Cash Amount and all other amounts required to be paid in cash pursuant to this Agreement, including as contemplated by Section 5.15 and all fees and expenses, and to consummate the transactions contemplated by this Agreement.

4.12. Information Supplied. None of the information supplied or to be supplied by Parent or either Merger Sub for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is declared effective under the Securities Act or at the time it is first sent to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Securities Act and the rules and regulations thereunder, except that no representation is made by Parent or either Merger Sub with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.

4.13. Taxes. Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.14. No Additional Representations. Except as otherwise expressly set forth in this Article IV, neither Parent nor any of its Subsidiaries, nor any other Person acting on their behalf, makes any representations or warranties of any kind or nature, express or implied, in connection with the transactions contemplated by this Agreement, including, without limitation, any representations or warranties with respect to any projections, forecasts, estimates or budgets of future revenues, future results of operations or future financial condition (or any component thereof) of any of Parent or any of its Subsidiaries.

ARTICLE V

COVENANTS

5.1. Access to Information and Facilities.

(a) From the date of this Agreement until the earlier of the Effective Time or the date this Agreement is terminated (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, give Parent and the Merger Subs and Parent’s and the Merger Subs’ representatives, upon reasonable notice, reasonable access during normal business hours to the offices, facilities, books and records of the Company and its Subsidiaries, and shall make the officers and employees of the Company and its Subsidiaries available to Parent and the Merger Subs and their representatives as Parent, the Merger Subs and their representatives shall from time to time reasonably request, in each case to the extent that such access and disclosure would not obligate the Company or any of its Subsidiaries to take any actions that would unreasonably interfere with the normal course of their businesses or otherwise result in any significant interference with the prompt and timely discharge by their employees of their normal duties or violate any applicable Law (provided that the Company uses its commercially reasonable efforts to make alternative arrangements to provide such access and disclosure); provided, however, that this Section 5.1 does not authorize any invasive or destructive environmental testing or sampling of the Company Real Property; provided further, that nothing herein shall require the Company to provide access or to disclose any information to Parent if such access or disclosure would be in violation of applicable Laws or confidentiality agreements entered into by the Company or its Subsidiaries prior to the date of this Agreement (provided that the Company uses its commercially reasonable efforts to make alternative arrangements to provide such access or disclosure in a way that does not violate applicable Laws or confidentiality agreements). If any of the information or material furnished pursuant to this Section 5.1 includes material or information subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened Litigation or governmental investigations, each party hereto understands and agrees that the parties hereto have a commonality of interest with respect to such matters and it is the desire, intention and mutual understanding of the parties hereto that the sharing of such material or information is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or information or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All such information provided by the Company that is entitled to protection under the attorney-client privilege, work product doctrine or other applicable privilege shall remain entitled to such protection under these privileges, this Agreement and the joint defense doctrine.

5.2. Preservation of Company Business. During the Interim Period, other than as required or expressly permitted by this Agreement, with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), as required by applicable Law or as set forth in Section 5.2 of the Company Disclosure Letter, the Company shall, and shall cause its Subsidiaries to (1) be operated only in the ordinary course of business and consistent with past practice in all material respects, and (2) use commercially reasonable efforts to preserve intact their businesses and the Assets in all material respects. Without limiting the generality of the foregoing, the Company shall not, and shall cause its Subsidiaries not to, other than as otherwise required or expressly permitted by this Agreement, with the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), as required by applicable Law or as set forth in Section 5.2 of the Company Disclosure Letter:

(a) amend or otherwise change in any material respect their respective Organizational Documents;

(b) sell, lease, transfer, license, assign or otherwise dispose of any Asset having a value in excess of $1,000,000 or in the aggregate in excess of $5,000,000, other than the disposition of fleet, excess real property or inventory in the ordinary course of business consistent with past practice;

(c) except as required by applicable Law or as required under the terms of any collective bargaining agreement or Benefit Plan as in effect on the date hereof, (i) increase or agree to increase the compensation or employee benefits payable or to become payable to any current or former employees, directors or consultants of the Company or any of its Subsidiaries or pay any amount not required to be paid to any such individual, other than with respect to customary and ordinary course of business adjustments to base salaries or base wages of employees and service providers as set forth on Section 5.2(c) of the Company Disclosure Letter, (ii) grant, accelerate or modify the period of exercisability or vesting of equity compensation awards, (iii) except in the ordinary course of business consistent with past practice or as set forth on Section 5.2(c) of the Disclosure Letter, establish, adopt, enter into or amend any collective bargaining agreement, or any other contract or work rule or practice with any labor union, labor organization or works council, (iv) other than in the ordinary course of business consistent with past practice, hire or terminate (other than for cause) any employee or consultant, (v) other than in the ordinary course of business consistent with past practice to fill positions or roles at the Company in existence as of the date hereof (even if such position or role becomes vacant following the date hereof), promote any employee, (vi) except as set forth on Section 5.2(c) of the Company Disclosure Letter, establish, adopt, enter into, materially amend or terminate any Benefit Plan or any plan, contract, policy or program that would be a Benefit Plan if in effect as of the date hereof, or (vii) fund (or agree to fund) any compensation or benefits under any Benefit Plan, other than contributions in the ordinary course of business consistent with past practice to such Benefit Plans as listed on Section 5.2(c) of the Company Disclosure Letter;

(d) except in the ordinary course of business consistent with past practice and as set forth on Section 5.2(d) of the Company Disclosure Letter (and not otherwise prohibited by this Section 5.2) and except for the issuance of shares of Common Stock upon exercise of existing Options or settlement of existing Equity Awards, in each case, in accordance with the terms thereof, issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance or sale of or, in effect as of the date of this Agreement, redeem, repurchase or otherwise acquire, any Company Securities or any Subsidiary Securities or make any changes (by split, combination, reorganization, reclassification or otherwise) in the capital structure of the Company or any of its Subsidiaries;

(e) incur any Indebtedness, other than (i) borrowings and other extensions of credit under existing credit facilities and other financing arrangements of the Company and its Subsidiaries to fund working capital expenses of the Company and its Subsidiaries in the ordinary course of business or other expenditures permitted under this Section 5.2, (ii) Indebtedness in a principal amount not in excess of $20,000,000, or (iii) Indebtedness incurred by a Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company;

(f) create or incur any Lien on any Asset, other than in the ordinary course of business consistent with past practice or Permitted Liens;

(g) declare, set aside or pay any dividend or other distribution (whether in cash, assets, capital stock or otherwise) with respect to the capital stock of the Company, other than dividends or distributions by a Subsidiary of the Company to the Company or to another wholly owned Subsidiary of the Company;

(h) split, combine, subdivide or reclassify any of the capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities, in each case of the Company or any of its Subsidiaries, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for the capital stock, other equity interests or voting securities of the Company of any of its Subsidiaries;

(i) repurchase, redeem, or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock or other equity interests or voting securities of the Company or any of its Subsidiaries, or any securities convertible into or exchangeable or exercisable for any such capital stock, equity interests or voting securities, or any warrants, calls, options or other rights to acquire any such capital stock, equity interests or voting securities, other than in the ordinary course of business consistent with past practice pursuant to management equity agreements in effect as of the date of this Agreement;

(j) merge or consolidate with any other Person or acquire a material amount of stock or assets of any other Person or effect any business combination, recapitalization or similar transaction (other than the Mergers) having a value in excess of $25 million in the aggregate, other than (A) any such action solely between or among the Company and its wholly owned Subsidiaries or (B) purchases of inventory or other assets in the ordinary course of business consistent with past practice or pursuant to agreements existing as of the date hereof;

(k) except in the ordinary course of business consistent with past practice (including extensions at the end of a term in the ordinary course of business consistent with past practice and entering into new customer agreements and supplier agreements) or as expressly permitted in this Section 5.2, (i) enter into, transfer or terminate (except for any termination upon expiration of a term in accordance with the terms and conditions thereof), or materially modify or amend, or (ii) release, assign or otherwise change any material rights under or (iii) waive any material right under or discharge any other party of any material obligation under, any Material Contract;

(l) make any material loan, advance or capital contribution to or investment in any Person, other than loans, advances or capital contributions to or investments in its Subsidiaries in the ordinary course of business consistent with past practice;

(m) except for dispositions of excess real estate in the ordinary course of business consistent with past practice, acquire or dispose of any real property or any direct or indirect interest in any real property;

(n) make any material change to its accounting methods, policies or practices with respect to the maintenance of books of account and records, except as required by GAAP or applicable Law;

(o) (i) make, change or revoke any material Tax election, (ii) change any Tax accounting period or any material method of Tax accounting, (iii) amend any material Tax Return or file any claim for a material Tax refund, (iv) enter into any “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign Law) or other material agreement with any Taxing Authority or request any ruling from any Taxing Authority that would have binding effect on the Company or any of its Subsidiaries after the Closing, (v) settle or compromise any material Tax claim or Tax Proceeding or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability, (vi) enter into any Tax sharing, allocation, indemnity or similar agreement or arrangement (other than customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes) or (vii) other than in the ordinary course of business, consent to any extension or waiver of any statute of limitations or period for assessment or collections of any material Taxes;

(p) make any capital expenditures or commitments for capital expenditures, or enter into any fleet capital leases, in each case other than in the ordinary course of business consistent with past practice;

(q) forgive, cancel or compromise any material debt or claim, or waive, release or assign any right or claim of material value, other than in the ordinary course of business consistent with past practice;

(r) enter into any settlement, compromise or release contemplating or involving any admission of wrongdoing or misconduct or providing for any relief or settlement other than the payment of money not in excess of $5,000,000 individually or $25,000,000 in the aggregate;

(s) adopt or enter into a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Mergers); or

(t) authorize any of, or agree or commit to do any of, the foregoing actions. Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company and its Subsidiaries.

5.3. Preservation of Parent Business. During the Interim Period, Parent shall not, and shall cause its Subsidiaries not to, other than as otherwise required or expressly permitted by this Agreement, with the prior written consent of the Company, as required by applicable Law or as set forth in Section 5.3 of the Parent Disclosure Letter:

(a) amend or otherwise change the Organizational Documents of Parent such that any of the Significant Stockholders’ rights under the Stockholders Agreement would not be given full effect;

(b) merge or consolidate with any other Person or acquire a material amount of the stock or assets of any other Person or effect any business combination, recapitalization or similar transaction (other than the Mergers) if such action would reasonably be expected to materially delay or prevent the satisfaction of the conditions set forth in Section 6.3 or Section 7.3.;

(c) declare or pay any dividend on shares of Parent Common Stock, other than ordinary course quarterly dividends in accordance with past practice (including increases in the amount thereof);

(d) engage in any action or activity that would require Parent to obtain the approval of its stockholders in connection with the consummation of the transactions contemplated by this Agreement prior to Closing or

(e) authorize any of, or agree or commit to do any of, the foregoing actions.

5.4. Exclusivity. During the Interim Period, except as otherwise provided herein, the Company and its Affiliates shall not, and shall cause their Subsidiaries and their respective Representatives not to, directly or indirectly, solicit, initiate, knowingly encourage or assist, or respond to the submission of any proposal or offer from any Person relating, with respect to the Company or any of its Subsidiaries, to any (i) liquidation, dissolution or recapitalization, (ii) merger or consolidation, (iii) acquisition or purchase of all or a significant portion of the assets of, or any equity interest in, the Company or any of its Subsidiaries or (iv) similar transaction or business combination (a “Competing Transaction”), nor participate in any or continue any ongoing discussions or negotiations regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage, any effort or attempt by any Person to pursue or effect a Competing Transaction or enter into any agreement with respect to a Competing Transaction. The Company shall, and shall instruct all Representatives acting on its and its Affiliates’ behalf to immediately cease any existing activities, discussions and negotiations with any Persons with respect to any of the foregoing. As soon as reasonably practicable after the date hereof, the Company shall instruct each Person (other than Parent and the Merger Subs and their representatives) in possession of confidential information about the Company that was furnished pursuant to a confidentiality agreement within the prior twelve (12) months in connection with any actual or potential proposal by such Person to acquire the Company (or any portion thereof) to promptly return or destroy all such information, subject to the terms of such confidentiality agreement.

5.5. Efforts.

(a) Subject to the terms and conditions hereof, each party hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate and make effective the transactions contemplated hereby as promptly as practicable, including using its reasonable best efforts to obtain or make all necessary or appropriate filings required under applicable Law and to lift any injunction or other legal bar to the consummation of the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement. None of the parties shall knowingly take, cause or permit to be taken any action which such party reasonably expects is likely to materially delay or prevent consummation of the transactions contemplated by this Agreement.

(b) The Company shall use its commercially reasonable efforts to obtain any consents required pursuant to the Material Contracts in connection with the consummation of the transactions contemplated by this Agreement, and Parent shall use its commercially reasonable efforts to cooperate with the Company in such efforts. Anything to the contrary in this Agreement notwithstanding, nothing herein shall obligate or be construed to obligate the Company or any of its Affiliates to make, or to cause to be made, any payment to any third party in order to obtain the consent or approval of such third party under any Material Contract or otherwise and the Company and its Affiliates shall not do or commit to do so without the prior written consent of Parent.

(c) The Company and Parent will, at the time determined by the Parent (but in any event no earlier than ten (10) Business Days after the date hereof) and on no less than five (5) Business Days’ notice to the Company, file with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) the notification and report forms required for the transactions contemplated hereby, and subsequent to such filings, Parent and the Company will provide any supplemental information that may be requested in connection therewith pursuant to the HSR Act, which notification and report forms and supplemental information will comply in all material respects with the requirements of the HSR Act. Each of Parent and the Company will promptly furnish to the other (x) all necessary information as the other may reasonably request in connection with the preparation of any filing or submission pursuant to the HSR Act and (y) copies of all written communications (and memoranda setting forth the substance of any oral communication) with any Governmental Authority in connection with the transactions contemplated by this Agreement; provided, however, that Parent or Company can redact discussions of the transaction value and reasonably designate applicable materials as for review by the other’s outside counsel only. The Company will consult with Parent prior to any meetings, by telephone or in person, with the staff of a Governmental Authority in connection with the transactions contemplated by this Agreement, and Parent will have the right to have a representative present at any such meeting to the extent permitted by such Governmental Authority and reasonably practical. Parent will consult with the Company prior to any meetings, by telephone or in person, with the staff of a Governmental Authority in connection with the transactions contemplated by this Agreement, and the Company will have the right to have a representative present at any such meeting to the extent permitted by such Governmental Authority and reasonably practical.

(d) The parties shall (i) respond as promptly as practicable to any inquiries or requests for documentation or information or any request for additional information (a “second request”) received from the FTC or the DOJ and to all inquiries and requests received from any other Governmental Authority in connection with Competition Law matters, and (ii) use their reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under any Competition Laws and to cause the waiting periods, approvals or other requirements under the HSR Act and all other Competition Laws to terminate or expire or be obtained prior to the Termination Date.

(e) Without limiting the generality of the foregoing, in connection with the efforts referenced in Sections 5.5(c) and (d) to obtain all necessary consents, approvals, waivers and authorizations of any Governmental Authority required pursuant to the HSR Act, each party to this Agreement shall: (i) cooperate fully with the other parties hereto, shall execute and deliver such further documents, certificates, agreements and instruments and shall take such other actions as may be reasonably requested by any other party hereto to evidence or reflect the Mergers (including the execution and delivery of all documents, certificates, agreements and instruments reasonably necessary for all filings hereunder); (ii) use reasonable best efforts to give all notices (if any) required to be made and given by such party to any Governmental Authority in connection with the Mergers and the other transactions contemplated by this Agreement; (iii) use reasonable best efforts to obtain each approval, consent, ratification, permission, waiver or authorization required to be obtained by such party in connection with the Mergers or any of the other transactions contemplated by this Agreement; and (iv) use reasonable best efforts to lift any restraint, injunction or other legal bar to the Mergers; provided, however, that nothing contained in this Agreement shall require Parent, the Company or a Merger Sub to take, or cause to be taken, any action with respect to any of the assets, businesses or product lines of the Company or any of its Subsidiaries, or of Parent or any of its Subsidiaries (including the Surviving Company), or any combination thereof, (x) that is not conditioned on the consummation of the Mergers or (y) if such action would require the divestiture or holding separate (or any other remedy) of or with respect to any assets of Parent, the Company or any of their Subsidiaries representing, in the aggregate, in excess of $2,000,000,000 of revenue generated between (and inclusive of) January 1, 2013 and December 31, 2013 (any such requirement set forth in clause (y), a “Burdensome Condition”). If requested by Parent, the Company will agree to any action contemplated by this Section 5.5, provided that any such agreement or action is conditioned on the consummation of the Mergers. In furtherance of the foregoing, each of Parent and each Merger Sub agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any Governmental Authority or other Person whose consent or approval is sought hereunder. The foregoing agreement in this section is made solely to facilitate the closing of the Mergers and does not constitute a representation or admission that the Mergers, if consummated without any modification, would violate any Competition Laws or that agreeing to the divestitures, hold separate conditions or other restrictions permitted herein or suggested by any Person or authority acting under any Competition Law would not be harmful to the parties. Notwithstanding anything in this Agreement to the contrary, Parent shall have the right, but not the obligation, to oppose by refusing to consent to, through litigation or otherwise any request, attempt or demand by any Governmental Authority or other Person for any divestiture, hold separate condition or any other restriction with respect to any assets, businesses or product lines of either Parent or the Company and shall have the obligation to defend litigation instituted by such Governmental Authority or other Person with respect to the legality of the Mergers under applicable Competition Laws. Notwithstanding the foregoing, Parent shall take all actions required under this Section 5.5, in a timely manner, as are necessary to achieve the clearance or approval of the Governmental Authority or other Person prior to the Termination Date, provided, however, that Parent shall not be required to take actions that would amount to a Burdensome Condition. If there is no decree, order or injunction restricting or prohibiting the Mergers but an appeal is pending, Parent shall not be obligated to proceed to close the Mergers until the Termination Date, as such date may be extended pursuant to Section 8.1(b), and if such appeal remains pending on such Termination Date, Parent shall be obligated to close the Mergers on such date, provided that on such date all other conditions to Closing have then been satisfied. The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege.

5.6. Certain Tax Matters. Each of the parties shall, and shall cause each of its respective Subsidiaries to, use reasonable efforts to obtain the tax opinion referenced in Section 7.8 hereof. None of the parties shall (and shall cause their respective Subsidiaries not to) take or fail to take any action which action (or failure to act) would reasonably be expected to prevent or impede the Initial Merger and the Follow-On Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.7. Maintenance of Insurance. The Company and its Subsidiaries shall use reasonable best efforts to continue to carry their existing insurance through the Closing in all material respects, and shall use reasonable best efforts not to allow any material breach, default or cancelation (other than expiration and replacement of policies in the ordinary course of business consistent with past practice) by the Company or its Subsidiaries of such insurance policies or agreements that are material to the Company and its Subsidiaries, taken as a whole, to occur or exist without the consent of Parent (not to be unreasonably withheld, delayed or conditioned).

5.8. Employment Matters.

(a) Compensation and Benefits. Parent shall provide each employee of the Company or any of its Subsidiaries (other than any employee of the Company or any of its Subsidiaries who is covered by a collective bargaining agreement as of the Closing Date (a “Union Employee”)) as of the Closing, for so long as they remain employed with Parent or any of its Affiliates (including the Surviving Company) after the Closing (any such employee, a “Continuing Employee”) with: (i) from the Closing Date through at least December 31, 2014, an annual rate of base salary or hourly wages, as applicable, that is the same as the annual rate of base salary or hourly wages, as applicable provided to such Continuing Employee immediately prior to the Closing; (ii) subject to the final sentence of this section 5.8(a) (A) if the Closing Date occurs on or prior to the last day of the Company’s 2014 fiscal year, within 75 days after the Closing Date, a payment to each Continuing Employee (whether or not employed following the Closing Date) of an amount in respect of such Continuing Employee’s annual cash bonus otherwise due in respect of the Company’s 2014 fiscal year pursuant to the applicable Benefit Plan (the “2014 Bonus Amount”), and such 2014 Bonus Amount shall be prorated based on the period between December 29, 2013 and the Closing Date relative to 365 days; but if (B) the Closing Date occurs in 2015, then (x) the Company shall determine and make payment of each Continuing Employee’s 2014 Bonus Amount based on the Company’s achievement of the 2014 performance target in the ordinary course of business and (y) within 75 days after the Closing Date, a payment to each Continuing Employee (whether or not employed following the Closing Date) of an amount in respect of such Continuing Employee’s annual cash bonus otherwise due in respect of the Company’s fiscal year ending on December 31, 2015 pursuant to the applicable Benefit Plan (the “2015 Bonus Amount”), and such 2015 Bonus Amount shall be prorated based on the period between the first day of the Company’s 2015 fiscal year and the Closing Date relative to 365 days; and (iii) from the Closing Date through at least the last day of the Company’s 2014 fiscal year, employee benefits on the same terms and conditions as provided under the Benefit Plans as in effect immediately prior to the Closing; provided, however, if the Closing occurs in 2015, then such employee benefits as shall be determined by Parent in consultation reasonably and in good faith with the Company’s senior management, taking into account the terms of such employee benefits as they existed prior to the Closing; provided, further, that in all cases, the U.S. Foodservice, Inc. Defined Pension Benefit Plan (the “Defined Benefit Plan”) shall be maintained as in effect on the date of this Agreement through the last day of the Company’s 2014 fiscal year. In respect of clause (ii) of this Section 5.8(a), the 2014 Bonus Amount and the 2015 Bonus Amount shall be based on a bonus opportunity and performance criteria established by the Company reasonably and in good faith in the ordinary course of business consistent with past practice under the applicable Benefit Plan that is an annual cash bonus plan in which such Continuing Employee participates (and for the avoidance of doubt the Company may adjust in the ordinary course of business consistent with past practice the target opportunity of any Continuing Employee who is promoted in a manner otherwise permitted under Section 5.2(c) of this Agreement).

(b) Recognition of Service; Pre-existing Conditions. Periods of employment with the Company or any of its current or former Affiliates, to the extent previously recognized under any analogous Benefit Plan of the Company and its Affiliates, shall be taken into account for all purposes, including, as applicable, eligibility for participation, vesting, level of benefits, and benefit accrual of any Continuing Employee under the corresponding employee benefit plan offered by Parent or an Affiliate of Parent to the Continuing Employees, including vacation plans or arrangements, defined contribution, and any severance and welfare plans; provided, however, that Parent and its Affiliates shall not be required to recognize such service (x) for purposes of benefit accrual under defined benefit pension plans (other than the Defined Benefit Plan), (y) for purposes of plans which are frozen to new participants, or (z) to the extent such credit would result in duplication of benefits. Additionally, Parent shall use commercially reasonable efforts to (i) waive any limitation on health insurance coverage of the Continuing Employees and their eligible dependents due to pre-existing conditions under all applicable medical plans of Parent or an Affiliate of Parent to the extent such condition was satisfied or waived under the comparable Benefit Plan prior to the Closing Date and (ii) credit all Continuing Employees and their eligible dependents with all payments credited against out-of-pocket maximums and deductible payments and co-payments paid by such Person, in each case, under the comparable Benefit Plan prior to the Closing Date during the plan year in which the Closing Date occurs for the purpose of determining the extent to which any such Person has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health insurance plans of Parent or an Affiliate of Parent for such year.

(c) Severance. Notwithstanding anything in subsection (a) above, with respect to any Continuing Employee whose employment is terminated by Parent or any of its Affiliates on or prior to June 30, 2015, under any circumstances that would give rise to a right to severance payments and benefits under the US Foods, Inc. Severance Plan, restated effective as of July 31, 2013 (the “Severance Plan”), subject to such Continuing Employee’s execution of a release of claims in a form customarily provided by Parent to its similarly situated employees, Parent shall provide each such Continuing Employee with the greater of (a) the severance payments and benefits that such Continuing Employee would have received under the Severance Plan and (b) the severance payments and benefits due to a similarly situated employee of Parent or its Affiliates, as applicable, pursuant to the Sysco Corporation Involuntary Severance Plan or any successor plan thereto in effect on the date of such termination (and for the avoidance of doubt in each case, such Continued Employee shall be credited for all service with the Company, Parent and their respective Affiliates as provided in Section 5.8(b) above); provided, however, if any such Continuing Employee is entitled to severance benefits under an individual severance, employment or similar agreement, the terms of such agreement and not this Section 5.8(c) shall govern.

(d) Union Matters. Notwithstanding the foregoing, with respect to any Union Employee, Parent shall provide for such compensation and benefits as are required to be provided to such Union Employee pursuant to the terms of any applicable collective bargaining agreement.

(e) Third Party Beneficiaries. Nothing in this Section 5.8 shall (i) be treated as an amendment of, or undertaking to amend, any employee benefit plan or (ii) prohibit Parent or any of its Affiliates from amending or terminating any employee benefit plan or from terminating the employment of any Continuing Employee or Union Employee. The provisions of this Section 5.8 are solely for the benefit of the respective parties to this Agreement and nothing in this Section 5.8, express or implied, shall confer upon any Continuing Employee or Union Employee, or legal representative or beneficiary thereof or other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement or a right of any employee or beneficiary of such employee or other Person under an employee benefit plan that such employee or beneficiary or other Person would not otherwise have under the terms of that employee benefit plan without regard to this Agreement.

5.9. Section 280G. Prior to the Closing Date, the Company shall have submitted to a vote of the shareholders of the Company for their determination all payments or benefits that in the absence of such a vote could reasonably be viewed as “parachute payments” (within the meaning of Section 280G of the Code and the regulations thereunder), made to any individuals that are “disqualified individuals” (within the meaning of

Section 280G(c) of the Code and the regulations thereunder); provided that in no event shall this Section 5.9 be construed to require the Company or any Subsidiary to actually obtain shareholder approval. Such shareholder vote shall be carried out pursuant to the procedures and requirements of Section 280G(b)(5)(B) of the Code and the regulations thereunder, and at least five (5) Business Days prior to the date the Company submits all relevant arrangements for such shareholder approval, the Company shall provide Parent, for its review and reasonable comment, a copy of the documentation proposed to be submitted (including any waivers necessary to validly hold the vote referenced above) and the calculations prepared under Section 280G of the Code, upon which the shareholder vote is being sought. Within forty-five (45) days following the date of this Agreement, with respect to each “disqualified individual” of the Company (as defined above), the Company shall furnish (i) a schedule that sets forth (A) the Company’s reasonable, good faith estimate of all payments or benefits that could be provided to such disqualified individual as a result of any of the transactions contemplated by this Agreement (alone or in combination with any other event), and (B) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such individual, and (ii) the underlying data and documentation on which such schedule is based.

5.10. Public Announcements. The Company and Parent shall agree on a press release announcing the entering into of this Agreement and the transactions contemplated hereby. Thereafter, each party hereto will consult with the other party before issuing any other press release or otherwise making any public statements or disclosures with respect to the transactions contemplated by this Agreement, including the terms hereof, and each party shall not, without the prior written consent of the other party (which consent will not be unreasonably withheld, delayed or conditioned), issue any such press release or make any such public statement with respect to the transactions contemplated by this Agreement, except as may be required by applicable Law or regulation (including any New York Stock Exchange requirement).

5.11. Indemnification of Directors and Officers.

(a) For six (6) years from and after the Effective Time, (i) Parent shall cause the Surviving Company to indemnify and hold harmless all past and present employees, agents, officers and directors of the Company and of its Subsidiaries to the same extent such Persons are currently indemnified by the Company and its Subsidiaries pursuant to the Company’s and its Subsidiaries’ Organizational Documents as in effect on the date hereof for acts or omissions occurring at or prior to the Effective Time, and for such period of time Parent shall not, and shall not permit the Surviving Company or its Subsidiaries to, amend, repeal or modify any provision in the Surviving Company’s or any of its Subsidiaries’ Organizational Documents relating to the exculpation or indemnification of present and former officers and directors as in effect in the Company’s or any of its Subsidiaries’ Organizational Documents immediately prior to the Effective Time, except as required by applicable Law and (ii) Parent shall cause the Surviving Company to honor any indemnification agreements in effect between the Company or any of its Subsidiaries and any past or present employees, agents, officers or directors of the Company or its Subsidiaries as in effect as of the date hereof. If the Surviving Company or any of its successors or assigns shall: (x) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger; or (y) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then and in each such case, to the extent necessary, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations set forth in this Section 5.11.

(b) Parent shall cause the Surviving Company and its Subsidiaries to maintain in effect for six (6) years from the Closing Date directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s and its Subsidiaries’ directors’ and officers’ liability insurance for events occurring at or prior to the Effective Time (“D&O Insurance”) on terms not less favorable than such existing insurance coverage; provided that the Surviving Company and its Subsidiaries shall not be required, and Parent shall not be required to cause the Surviving Company and its Subsidiaries, to pay for the D&O Insurance in an annual amount in excess of two hundred fifty percent (250%) of the annual premium currently paid as of the date hereof by the Company and its Subsidiaries for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, Parent or the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such maximum amount. Notwithstanding anything to the contrary in this Agreement, the Company and its Subsidiaries will, with Parent’s prior written consent, and at Parent’s request shall, prior to the Effective Time, purchase six (6) years run-off directors’ and officers’ liability insurance that is dedicated to the Company and its Subsidiaries and not shared with any other entity that is unrelated to the Company and its Subsidiaries (“Runoff D&O Insurance”); provided that payment for such insurance coverage provided by such Runoff D&O Insurance shall not exceed two hundred fifty percent (250%) of the annual premium currently paid as of the date hereof by the Company and its Subsidiaries for such insurance without Parent’s prior written consent. If the cost of the Runoff D&O Insurance would require an expenditure that exceeds such amount and Parent does not so consent, the Surviving Company shall, and Parent shall cause the Surviving Company to, obtain policies with the greatest coverage available for a cost not exceeding such maximum amount. Any such Runoff D&O Insurance policies will satisfy Parent’s obligation under this Section 5.11(b) to provide D&O Insurance; provided that in the event that any claim is brought under such D&O Insurance, the policy shall be maintained until final disposition thereof.

(c) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to or in substitution for any such claims under such policies.

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the past and present officers and directors of the Company and of its Subsidiaries and their respective heirs and legal representatives. The rights to indemnification and advancement and the other rights provided for herein shall not be deemed exclusive of any other rights to which such a Person is entitled, whether pursuant to applicable Law, contract or otherwise.

5.12. Termination of Affiliate Agreements. At or prior to the Effective Time, unless otherwise directed in writing by Parent or provided elsewhere herein, the Company shall terminate, or otherwise amend to exclude the Company and any of its Subsidiaries as a party thereto, all Affiliate Agreements to the extent provided on Section 5.12 of the Disclosure Letter and shall take such other actions specified on Section 5.12 of the Company Disclosure Letter.

5.13. Appraisal Notice. The Company shall prepare and mail (which may be included in the S-4) an appraisal notice as and to the extent required pursuant to Section 262 of the DGCL to any holder of Common Stock that has not consented to this Agreement and the Mergers that complies with applicable Law, in a form reasonably acceptable to Parent and at a time reasonably agreed with Parent.

5.14. Financing. The Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its and its Subsidiaries’ officers, directors, employees, agents, and other representatives (collectively, “Representatives”) to, provide all cooperation that is reasonably requested by Parent to assist Parent and the Merger Subs in the arrangement of any third party debt financing (including any debt capital markets financing) for the purpose of funding the payment of the Aggregate Cash Amount and the repayment, redemption, purchase, defeasance or discharge of any outstanding Indebtedness for borrowed money of the Company and its Subsidiaries (including pursuant to a Debt Offer, the Existing Credit Facility Terminations or a CMBS Transaction)), and the payment of fees and expenses incurred in connection therewith (the “Financing”), including but not limited to (i) as promptly as reasonably practicable, furnishing to Parent and the Financing Sources such financial and other information relating to the Company customary or reasonably necessary for the completion of such Financing to the extent reasonably requested by Parent to assist in preparation of customary offering or information documents to be used for the completion of the Financing (“Financing Offering Materials”); (ii) using commercially reasonable efforts to cooperate with the marketing efforts of Parent and the Financing Sources, including using commercially reasonable efforts to participate in a reasonable number of requested meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing and the Company’s senior management and Representatives, presentations, roadshows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Financing; (iii) delivering (A) audited consolidated balance sheets and related audited statements of comprehensive income (loss), stockholders’ equity and cash flows of the Company (the “Audited Annual Financials”) for each of the three most recently ended fiscal years that have ended at least 90 days (or 75 days in the case of any fiscal year ended after December 31, 2013) prior to the Closing Date (and the audit reports for such financial statements shall not be subject to any “going concern” qualifications) and (B) unaudited consolidated balance sheets and related unaudited statements of comprehensive income (loss) and cash flows of the Company (the “Quarterly Financials”) for each subsequent interim quarterly period that has ended at least 40 days prior to the Closing Date, in the case of each of clauses (iii)(A) and (iii)(B), meeting the requirements of Regulation S-X under the Exchange Act as would be applicable to an Annual Report on Form 10-K or a Quarterly Report on Form 10-Q, as applicable (it being further agreed that (x) the Company shall deliver to Parent the consolidated financial statements of the Company described in this clause (iii) in respect of any such fiscal period (other than Audited Annual Financials for its 2011 and 2012 fiscal years) no later than the date upon which the corresponding consolidated financial statements of the Operating Subsidiary for such fiscal period are filed with the SEC and (y) the Company shall deliver to Parent the Audited Annual Financials for its 2011 and 2012 fiscal years no later than the date upon which it delivers the Audited Annual Financials for its 2013 fiscal year); (iv) using commercially reasonable efforts to cause the Company’s independent accountants to provide reasonable assistance to Parent consistent with their customary practice (including to consent to the use of their audit reports on the consolidated financial statements of the Company and its Subsidiaries in any materials relating to the Financing or in connection with any filings made with the SEC or pursuant to the Securities Act or the Exchange Act, and to provide any “comfort letters” necessary and reasonably requested by Parent in connection with any debt capital markets transaction comprising a part of the Financing, in each case, on customary terms and consistent with their customary practice); and (v) to the extent that the Company or any of its Subsidiaries are to be party to the Financing following the occurrence of the Effective Time, (x) using commercially reasonable efforts to obtain customary legal opinions and executing and delivering customary closing certificates and documents at the Closing as may be reasonably requested by Parent in connection with the Financing, (y) using commercially reasonable efforts to facilitate the execution and delivery at the Closing of definitive documents (including loan agreements, customary guarantee documentation (if applicable) and other applicable loan documents) related to the Financing, and (z) as long as such information is requested by the Financing Sources at least ten (10) Business Days prior to the Closing Date, providing to the Financing Sources, at least five (5) Business Days prior to the Closing Date, all customary and reasonable documentation and other information required by regulatory authorities with respect to the Company under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act of 2001, as amended; provided, however, that nothing in this Section 5.14 shall require such cooperation to the extent it would (A) unreasonably disrupt or interfere with the business or operations of the Company or any of its Subsidiaries or the conduct thereof or (B) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Financing, prior to the occurrence of the Effective Time (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor), or incur any liability in connection with the Financing that is effective prior to the occurrence of the Effective Time, or (C) subject to Section 5.15 below, require the Company or any of its Subsidiaries to enter into any instrument or agreement, or agree to any change or modification to any instrument or agreement, that is effective prior to the occurrence of the Effective Time or that would be effective if the Effective Time does not occur. Without limiting the foregoing proviso, Parent agrees, promptly upon request, to reimburse the Company and its Subsidiaries for all of their reasonable out-of-pocket costs, fees and expenses (including fees and disbursements of counsel) in connection with the Financing promptly following the incurrence thereof (limited, in the case of any costs, fees and expenses for preparing the consolidated financial statements of the Company described in clause (iii) of the preceding sentence, to the incremental costs, fees and expenses for preparing such financial statements in excess of the costs, fees and expenses of preparing the corresponding financial statements of the Operating Subsidiary). Parent shall indemnify and hold harmless the Company, the Significant

Stockholders, its and their respective Affiliates, and its and their respective Representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of them in connection with any action taken, or cooperation provided, by the Company or its Subsidiaries or any of their respective Representatives at the request of Parent pursuant to this Section 5.14 and/or the provision of information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically for use in connection therewith); in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company’s or its Representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement, as applicable. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing, provided such logos are used solely in a customary manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and on such other customary terms and conditions as the Company shall reasonably impose. Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to the Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any alternative financing, subject to fulfillment or waiver of the conditions set forth in Article VI. Notwithstanding anything to the contrary provided herein or in the Confidentiality Agreement, Parent shall be permitted to share all information subject to such agreements with its potential financing sources, subject to customary confidentiality undertakings by such potential financing sources with respect thereto.

5.15. Treatment of Certain Indebtedness.

(a) The Company shall use commercially reasonable efforts to cause the Operating Subsidiary to commence, as soon as reasonably practicable after the receipt of a written request from Parent to do so subsequent to the date of this Agreement, (i) a consent solicitation with respect to any and all of the Operating Subsidiary’s outstanding 8.5% Senior Notes due 2019 (the “Notes”) on substantially the terms and conditions of the draft Consent Solicitation Statement provided by Parent to the Company on December 8, 2013 (the “Consent Solicitation”) and (ii) if the requisite consents are not received in the Consent Solicitation, an offer to purchase any and all of the Notes on or (if required) after the Closing Date on terms and conditions that satisfy the requirements for a “Change of Control Offer” as defined in the Note Indenture (the “Change of Control Offer”, and together with the Consent Solicitation, collectively, the “Debt Offers”); provided, that (A) the Company shall not be required to commence any Debt Offer until Parent shall have provided the Company with the necessary offer to purchase, consent solicitation statement, letter of transmittal, supplemental indenture or other related documents in connection with such Debt Offer (collectively, the “Debt Offer Documents”) a reasonable period of time in advance of commencing the applicable Debt Offer (it being understood and agreed that Parent has provided the Company the necessary documents related to the Consent Solicitation a reasonable period of time in advance of the date hereof), (B) Parent will consult with the Company regarding the timing and commencement of the Debt Offers and any tender or consent deadlines for the Debt Offers in light of the regular financial reporting schedule of the Operating Subsidiary, the requirements of applicable Law and the requirements of the Note Indenture, (C) Parent shall consult with the Company and afford the Company a reasonable opportunity to review the material terms and conditions of the Debt Offers (it being understood and agreed that the Company has had a reasonable opportunity to review the terms and conditions of the Consent Solicitation prior to the date of this Agreement), (D) the Company shall not be required to commence any Change of Control Offer prior to the date that is 60 days prior to the first date on which the Company and Parent reasonably expect the Closing may occur and (E) the Company will not be required to pay, purchase or otherwise retire any Indebtedness prior to the occurrence of the Effective Time, or seek any waiver or consent from any holder of Indebtedness or agent or representative thereof, in connection with the Change of Control Offer. The closing of the Change of Control Offer, if any, shall be expressly conditioned on the occurrence of the “Change of Control” (as defined in the Note Indenture) pursuant to this Agreement at the Closing. Each Debt Offer shall be conducted in compliance with applicable Law, including SEC rules and regulations, to the extent applicable. None of the Notes shall be required to be accepted for purchase or purchased prior to the Closing Date. The Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its and its Subsidiaries’ Representatives to, provide all cooperation reasonably requested by Parent in connection with the Debt Offers; provided, however, that nothing herein shall (x) require such cooperation to the extent it would unreasonably disrupt or interfere with the business or operations of the Company or any of its Subsidiaries or the conduct thereof, or (y) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment, prior to the occurrence of the Effective Time (except to the extent that Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor). Without limiting the foregoing, the Company and its Subsidiaries shall, or shall cause their counsel to, furnish legal opinions in customary form and scope relating to the Company and its Subsidiaries or required by the Note Indenture, in each case, required in connection with the Consent Solicitation.

(b) Following the commencement of the Debt Offers, the Company shall not, and shall cause its Subsidiaries not to, make any change to the terms and conditions of the Debt Offers, unless such change is previously approved by Parent in writing or is required by Applicable Law, or (in the case of the Change of Control Offer) is required pursuant to the terms of the Note Indenture.

(c) Subject to Section 5.15(a), the Company shall not, without the written consent of Parent, waive any condition to the Debt Offers other than as agreed in writing between Parent and the Company.

(d) The Company covenants and agrees that, promptly following the expiration date of the Consent Solicitation, if the requisite valid consents from holders of the Notes have been received in accordance with the Note Indenture and the terms of the Consent Solicitation, the Company shall cause the Operating Subsidiary and its other Subsidiaries party to the Note Indenture to, and to use commercially reasonable efforts to cause the Note Trustee to, execute a supplemental indenture to the Note Indenture for which the requisite consent has been received, to implement the amendments to the Note Indenture described in the Debt Offer Documents with respect to the Consent Solicitation; provided, that no such amendment shall (x) be effective until immediately prior to the Effective Time unless the operative provisions of such supplemental indenture would, by their terms, revert and be deemed never to have been in effect in the event that this Agreement is terminated in accordance with the provisions hereof or would cease to apply if the Effective Time never occurs or (y) be operative with respect to any period prior to the Effective Time.

(e) Parent shall prepare all necessary and appropriate documentation in connection with the Debt Offers, including the Debt Offer Documents. Parent and the Company shall, and the Company shall cause its Subsidiaries to, and shall use commercially reasonable efforts to cause its and its Subsidiaries’ Representatives to, reasonably cooperate with each other in the preparation of the Debt Offer Documents (including all amendments and supplements proposed by Parent). The Debt Offer Documents (including all amendments or supplements thereto) and all other communications with the holders of the Notes in connection with the Debt Offers (including, without limitation, any materials provided, furnished or filed pursuant to the next succeeding sentence) shall be subject to prior review of, and comment by, Parent and the Company and shall be reasonably acceptable to each of them. If at any time prior to the completion of the Debt Offers, any information should be discovered by the Company or Parent that either the Company or Parent reasonably believes should be set forth in an amendment or supplement to the Debt Offer Documents, so that the Debt Offer Documents shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information shall use reasonable best efforts to promptly notify the other party, and an appropriate amendment or supplement prepared by Parent describing such information shall be disseminated by or on behalf of the Company to the holders of the applicable Notes (which amendment or supplement and dissemination may, at the reasonable direction of Parent, take the form of the furnishing or filing of a Current Report on Form 8-K). Notwithstanding anything to the contrary in this Section 5.15, the Company shall use commercially reasonable efforts to, and shall use commercially reasonable efforts to cause its Subsidiaries to, comply with the requirements of Rule 14e-l under the Exchange Act, to the extent applicable, and (to the extent permitted by the Note Indenture) any other applicable Laws to the extent such Laws are applicable in connection with the Debt Offers and such compliance will not be deemed a breach of this Section 5.15.

(f) In connection with the Consent Solicitation, Parent may select one or more solicitation agents, tabulation agents, information agents, depositaries and other agents, in each case as shall be reasonably acceptable to the Company, to provide assistance in connection therewith, and the Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, enter into customary agreements with such parties so selected (subject to Section 5.15(i) hereof). The Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cooperate with such parties so selected.

(g) If requested by Parent in writing, in lieu of or in addition to commencing or consummating a Debt Offer for the Notes, the Company shall use commercially reasonable efforts to, and shall cause its Subsidiaries to use commercially reasonable efforts to, (i) issue one or more notices of optional redemption for all of the outstanding aggregate principal amount of such Notes, pursuant the Note Indenture in order to effect a redemption on (or, at the option of Parent, following) the Closing Date; provided that (A) such redemption notice shall be subject to and conditioned upon the occurrence of the Effective Time, and (if Parent elects) the receipt by Parent of financing in an amount sufficient to effect such redemption in full, and (if the Company elects) the receipt by the Company no later than the redemption time specified in such redemption notice of funds in an amount sufficient to effect such redemption in full and (B) the Company shall not be required to issue any such notice while any prior such notice is outstanding, or any notice for any redemption pursuant to Section 1001(b) of the Note Indenture, and (ii) provide any other cooperation reasonably requested by Parent to facilitate the redemption of the Notes (and/or, if elected by Parent, satisfaction and discharge of such Notes pursuant to the Note Indenture) effective as of (or at Parent’s election, following) and conditioned upon the occurrence of the Effective Time. The redemption and (if applicable) satisfaction and discharge of the Notes pursuant to the preceding sentence are referred to collectively as the “Discharge” of the Notes. Parent shall deposit or cause to be deposited funds with the Note Trustee sufficient to fund any such Discharge no later than the redemption time specified in the applicable redemption notice.

(h) The Company shall, and shall cause its Subsidiaries to, (A) deliver all notices and take all other reasonable actions solely in the Company’s control required to cause (and shall use commercially reasonable efforts to otherwise effect) (i) the repayment in full on the Closing Date (or in the case of letters of credit, cash collateralization, to the extent that Parent shall not have entered into an alternative arrangement with the issuing bank) of all obligations then outstanding under, (ii) the release on the Closing Date of all Liens securing such obligations in connection with such repayment, and (iii) the termination (to the extent provided therein and pursuant to the terms thereof) on the Closing Date (such repayments, releases, and terminations, the “Existing Credit Facility Terminations”) of (x) that certain Credit and Security Agreement, dated as of August 27, 2012 (as amended, the “ABS Credit Agreement”), among RS Funding, Inc., the Operating Subsidiary, Wells Fargo Bank, National Association, as administrative agent, and the other agents, lenders, and other parties thereto, including using commercially reasonable efforts to obtain a payoff letter in customary form from the lenders under the ABS Credit Agreement (it being understood that a “payoff letter in customary form” shall indicate the total amount required to be paid to fully satisfy all obligations of the Company and its subsidiaries in respect of the applicable indebtedness and state that all Liens in connection therewith relating to the assets of the Company or its Subsidiaries shall be released upon the payment of such amount on the Closing Date), (y) that certain ABL Credit Agreement, dated as of July 3, 2007, among the Operating Subsidiary, the subsidiaries of the Operating Subsidiary party thereto (if any), Citicorp North America, Inc., as administrative agent, and the other agents, lenders, and other parties thereto (as amended, the “ABL Credit Agreement”), including using commercially reasonable efforts to obtain a payoff letter in customary form from the agent under the ABL Credit Agreement, and (z) that certain Credit Agreement, dated as of May 11, 2011, among the Operating Subsidiary, Citicorp North America, Inc., as administrative agent, and the other agents, lenders, and other parties thereto (as amended, the “Secured Term Loan Agreement”; and together with the ABS Credit Agreement and the ABL Credit Agreement, collectively, the “Credit Agreements”), including using commercially reasonable efforts to obtain a payoff letter in customary form from the agent under the Secured

Term Loan Agreement, and (B) deliver all notices and provide Parent any cooperation or assistance reasonably requested by Parent (including, without limitation, by ensuring that USF Propco I, LLC remains a direct, wholly-owned subsidiary of and controlled by the Operating Subsidiary from the date of this Agreement to the Effective Time) to facilitate the assumption, defeasance or partial defeasance of, or substitution or sublease under, or other modification of the Company’s existing commercial-mortgage backed security facility under that certain Loan and Security Agreement between USF Propco I, LLC, dated as of July 3, 2007 and related instruments and agreements, effective as of and conditioned upon the occurrence of the Effective Time (a “CMBS Transaction”); provided, that (A) Parent shall provide all funds required to effect all such repayments and cash collateralization of letters of credit and the Company shall have no obligation to effect any such alternative arrangement for letters of credit and (B) in no event shall this Section 5.15(h) require the Company or any of its Subsidiaries to (w) cause any of the Existing Credit Facility Terminations or any CMBS Transaction to be effective until the Closing shall have occurred; or (x) issue any prepayment, commitment termination, commitment reduction or other similar notice under or in connection with the ABS Credit Agreement prior to the occurrence of the Effective Time, unless the requisite agents and requisite lenders party thereto have consented to permit such notice to be subject to and conditioned upon the occurrence of the Effective Time (it being understood that the Company will use commercially reasonable efforts to request that such agents and lenders so permit), in which case such notice shall be subject to and conditioned upon the occurrence of the Effective Time and (if the Company so elects) receipt by the Company of funds in an aggregate amount sufficient to pay in full all principal, interest, premiums, penalties, breakage costs, fees and other monetary obligations owing under the ABS Credit Agreement); or (y) issue any prepayment, commitment termination, commitment reduction or other similar notice under or in connection with the ABL Credit Agreement or the Secured Term Loan Agreement unless such notice shall be subject to and conditioned upon the occurrence of the Effective Time and (if the Company so elects) receipt by the Company of funds in an aggregate amount sufficient to pay in full all principal, interest, premiums, penalties, breakage costs, fees and other monetary obligations owing under such Credit Agreement; or (z) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or make any payment in connection with the Existing Credit Facility Terminations or any CMBS Transaction, prior to the occurrence of the Effective Time (except to the extent Parent promptly reimburses (in the case of ordinary course out-of-pocket costs and expenses) or provides the funding (in all other cases) to the Company or such Subsidiary therefor) or incur any liability in connection with the Existing Credit Facility Terminations or any CMBS Transaction that is effective prior to the occurrence of the Effective Time.

(i) Parent shall pay the fees and out-of-pocket expenses of any dealer manager, information agent, solicitation agent, tabulation agent, depositary or other agent retained in connection with the Debt Offers upon the incurrence of such fees and out-of-pocket expenses, and Parent further agrees to promptly reimburse the Company and its Subsidiaries for all of their reasonable out-of-pocket costs, fees and expenses (including fees and disbursements of counsel) in connection with the Debt Offers, the Discharge of any Notes, the Existing Credit Facility Terminations and any CMBS Transaction promptly following the incurrence thereof. Parent shall indemnify and hold harmless the Company, the Significant Stockholders, its and their respective Affiliates and its and their Representatives from and against any and all liabilities, obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties of any type actually suffered or incurred by any of them in connection with the Debt Offer, the Discharge of any Notes, the Existing Credit Facility Terminations and any CMBS Transaction and/or the provision of information utilized in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically for use in connection therewith); in each case, except to the extent that any such obligations, losses, damages, claims, costs, expenses, awards, judgments and penalties, fees, costs or other liabilities are suffered or incurred as a result of the Company’s or its Representatives’ gross negligence, bad faith, willful misconduct or material breach of this Agreement, as applicable.

5.16. Preparation of the Form S-4.

(a) Following the date of this Agreement, Parent shall promptly prepare, with the cooperation and assistance of (and after review by) the Company and its counsel and accountant and cause to be filed with the SEC, a registration statement on Form S-4 in connection with the issuance of the shares of Parent Common Stock in the

Mergers and the Company shall promptly prepare, with the cooperation and assistance of (and after review by) Parent and its counsel and accountant a consent solicitation statement of the Company with respect to the solicitation of consents from the Company’s stockholders with respect to the Company Stockholder Approval will be included as a prospectus (the “Form S-4”), and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4, and the Form S-4 shall include all information reasonably requested by such other party to be included therein. Parent shall promptly notify the Company upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 and shall provide the Company with copies of any correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand. Parent shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Form S-4. Notwithstanding the foregoing, prior to filing or mailing the Form S-4 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Parent (i) shall provide the Company an opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith all comments reasonably proposed by the Company and (iii) shall not file or mail such document or respond to the SEC prior to receiving the approval of the Company, which approval shall not be unreasonably withheld, conditioned or delayed. Parent shall advise the Company, promptly after receipt of notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the shares of Parent Common Stock included in the Per Share Common Stock Merger Consideration for offering or sale in any jurisdiction, and Parent shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Mergers and the issuance of the shares of Parent Common Stock included in the Per Share Common Stock Merger Consideration.

(b) If prior to the Effective Time, any event occurs with respect to Parent or any Subsidiary, or any change occurs with respect to other information supplied by Parent for inclusion in the Form S-4, which is required to be described in an amendment of, or a supplement to, the Form S-4, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 5.16(b) shall limit the obligations of any party under Section 5.16(a).

(c) If prior to the Effective Time, any event occurs with respect to the Company or any Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Form S-4, which is required to be described in an amendment of, or a supplement to, the Form S-4, the Company shall promptly notify Parent of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Form S-4 and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 5.16(c) shall limit the obligations of any party under Section 5.16(a).

(d) The Company shall cause the consent solicitation statement/prospectus included in the Form S-4 to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act and, upon a request by Parent, seek the Company Stockholder Approval via written consent as soon as practicable after the Form S-4 becomes effective and solicit the Company Stockholder Approval. The Company shall, through the Company Board, recommend to its stockholders that they give the Company Stockholder Approval and shall include such recommendation in the Form S-4, subject to its fiduciary duties under applicable Law and notwithstanding anything herein to the contrary, the Company Board shall be permitted to take such actions as may be necessary to carry out such fiduciary duties.

(e) Parent shall promptly prepare and submit to the New York Stock Exchange a listing application covering the shares of Parent Common Stock issuable in the Initial Merger, and shall use reasonable best efforts to obtain, prior to the Effective Time, approval for the listing of such Parent Common Stock, subject to official notice of issuance, and the Company shall cooperate with Parent with respect to such listing.

5.17. No Solicitation. Each of Parent and the Company shall not, and shall cause its respective Affiliates not to, without the prior written consent of the other party, directly or indirectly, use information received from the other party, its Subsidiaries or representatives in connection with the evaluation and negotiation of the transactions contemplated by this Agreement for purposes of soliciting to employ or hire (whether as an officer, employee or consultant or other independent contractor) any individual who is currently or hereafter becomes a senior officer of the other party or any of its Subsidiaries; provided, however, that the restrictions of this Section 5.17 shall not apply (i) to any general advertisement, or any search firm engagement which, in any such case, is not directed or focused on personnel employed by the other party or its Affiliates or (ii) the solicitation or hiring of any individual whose employment or term in office was terminated by the other party or its Subsidiary.

ARTICLE VI

CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUBS

The obligations of Parent and the Merger Subs to complete the Closing and effect the Mergers under Article II of this Agreement are subject to the satisfaction (or written waiver by Parent to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

6.1. Accuracy of Warranties. Each of the representations and warranties of the Company set forth in the first sentence of Section 3.1(a), Sections 3.1(b), 3.1(c), 3.1(d) and 3.2, the last sentence of Section 3.4(a), clause (B) of the last sentence of Section 3.4(b), the first sentence of Section 3.14 (with respect only to the matters set forth in Section 5.2(g)), the last sentence of Section 3.14, and Section 3.17 shall be true and correct in all respects (except, with respect to Section 3.1(b) only, for any de minimis inaccuracy) at and as of the date hereof and at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)). Other than the representations and warranties listed in the immediately preceding sentence, each of the representations and warranties of the Company contained in this Agreement (without giving effect to any materiality, Company Material Adverse Effect or like qualifications therein) shall be true and correct in all respects at and as of the date hereof and the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)), except, in each case, for such failures to be true and correct as would not have or reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

6.2. Compliance with Agreements and Covenants. The Company shall have duly performed and complied with, in all material respects, all of the covenants, obligations and agreements contained in this Agreement to be performed and complied with by it at or prior to the Effective Time.

6.3. HSR Clearance. The applicable approvals, clearances or waiting periods under the HSR Act shall have been obtained, expired or been earlier terminated without the imposition of a Burdensome Condition.

6.4. No Prohibition. No applicable Law shall have been adopted, promulgated or entered by any Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.

6.5. Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

6.6. Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

ARTICLE VII

CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY

The obligations of the Company to complete the Closing and effect the Mergers under Article II of this Agreement are subject to the satisfaction (or written waiver by the Company to the extent permitted by Law) of the following conditions precedent on or before the Effective Time:

7.1. Accuracy of Warranties. Each of the representations and warranties of Parent and the Merger Subs set forth in Sections 4.1, 4.2(a), 4.2(b), 4.3, 4.5 and the last sentence of Section 4.10 shall be true and correct in all respects (except, with respect to Section 4.2(a) only, for any de minimis inaccuracy) at and as of the date hereof and at and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)). Other than the representations and warranties listed in the immediately preceding sentence, each of the representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any materiality, Parent Material Adverse Effect or like qualifications therein) shall be true and correct in all respects at and as of the date hereof and the Effective Time with the same effect as though made as of the Effective Time (except to the extent such representations and warranties are made as of an earlier date (in which case, as of such earlier date)), except for such failures to be true and correct as would not have or reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

7.2. Compliance with Agreements and Covenants. Parent and the Merger Subs shall have duly performed and complied with, in all material respects, all of their covenants, obligations and agreements contained in this Agreement to be performed and complied with by them at or prior to the Effective Time.

7.3. HSR Clearance. The applicable approvals, clearances or waiting periods under the HSR Act shall have been obtained, expired or been earlier terminated.

7.4. No Prohibition. No applicable Law shall have been adopted, promulgated or entered by any Governmental Authority which restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.

7.5. Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

7.6. Form S-4. The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

7.7. Listing Approval. The shares of Parent Common Stock issuable in connection with the Initial Merger shall have been approved for trading on the New York Stock Exchange, subject to official notice of issuance.

7.8. Tax Opinion. The Company shall have received a written opinion from the Company’s counsel, Simpson Thacher & Bartlett LLP, upon which Parent will also be entitled to rely, in form and substance reasonably satisfactory to the Company and to Parent, dated as of the Closing Date, to the effect that, on the basis of certain facts, representations and assumptions set forth or referred to in such opinion, the Initial Merger and the Follow-On Merger, taken together, will qualify, for U.S. federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Simpson Thacher & Bartlett LLP shall be entitled to receive and rely upon representations, warranties and covenants of Parent, the Merger Subs, the Company and others reasonably requested by such counsel.

ARTICLE VIII

TERMINATION

8.1. Termination. This Agreement may be terminated at any time on or prior to the Closing Date, whether before or after the Company Stockholder Approval has been received:

(a) With the mutual written consent of each of the Company, Parent and the Merger Subs;

(b) By either the Company or Parent, if the Closing of the Mergers shall not have occurred on or before March 8, 2015 (the “Termination Date”); provided, however, that if all of the conditions to Closing, other than the conditions set forth in Section 6.3 or Section 7.3, shall have been satisfied or shall be capable of being satisfied at such time, the Termination Date may be extended by either the Company or Parent from time to time by written notice to the other party, in each case for sixty days, up to a date not beyond September 8, 2015, the latest of any of which dates shall thereafter be deemed to be the Termination Date;

(c) By the Company, if Parent shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 7.1 or Section 7.2 and (B) has not been or is incapable of being cured by Parent prior to the earlier of the (x) Termination Date and (y) sixtieth (60th) calendar day after its receipt of written notice thereof from the Company;

(d) By Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (A) would give rise, if occurring or continuing at the Effective Time, to the failure of a condition set forth in Section 6.1 or Section 6.2 and (B) has not been or is incapable of being cured by the Company prior to the earlier of the (x) Termination Date and (y) sixtieth (60th) calendar day after its receipt of written notice thereof from Parent;

(e) By either the Company or Parent, if (i) there shall be any Law that makes consummation of the Mergers illegal or (ii) any Governmental Authority having competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Mergers, and such Order or other action shall have become final and nonappealable; or

(f) By Parent, if stockholders of the Company representing at least ninety-five percent (95%) of the outstanding Common Stock do not enter into a Voting Agreement substantially in the form attached as Exhibit C hereto within one Business Day following the date hereof.

Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under this Section 8.1 shall not be available to any party whose breach of its representations or warranties set forth herein or whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the primary cause of, or primarily resulted in, the failure to satisfy any condition to the obligations of the other party hereunder.

8.2. Expenses. Whether or not the Mergers are consummated and except as otherwise provided in this Agreement or the other transaction documents to be entered into in connection with this Agreement and the transactions contemplated hereby, all expenses incurred in connection with this Agreement and the transactions contemplated hereby (including any applicable stock transfer or similar Taxes) shall be paid by the party incurring such expenses.

8.3. Effect of Termination; Termination Fee.

(a) If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(e)(ii) as a result of an order, decree, ruling or other action under Competition Laws or Section 8.1(b) and all of the conditions to

Closing set forth in Article VI and Article VII (other than (i) the conditions set forth in Section 6.3 and Section 7.3 and (ii) those other conditions that, by their nature, cannot be satisfied until the Closing Date, but, in the case of clause (ii), which conditions would be capable of satisfaction if the Closing Date were to occur on the date of such termination) have been satisfied or waived on or prior to the date of such termination, then Parent shall pay to the Company a fee of $300,000,000 (the “Reverse Termination Fee”) (which fee shall be payable within two (2) business days after written notice of such termination, by wire transfer of immediately available funds to an account designated in writing by the Company). If Parent fails to timely pay the Reverse Termination Fee when due pursuant to this Section 8.3, Parent shall pay to the Company interest on such amount at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made through the date such payment was actually received. The Company agrees that in the event that the Reverse Termination Fee is paid to the Company pursuant to this Section 8.3, (i) the payment of such Reverse Termination Fee shall be the sole and exclusive remedy of the Company, its equityholders and all of their Affiliates against Parent, the Merger Subs or any of their directors, officers and other Affiliates for, and (ii) in no event will the Company, its equityholders or any of their Affiliates be entitled to recover any other money damages or any other remedy based on a claim in law or equity with respect to, (1) any loss suffered as a result of the failure of the Mergers to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and upon payment to the Company of the Reverse Termination Fee in accordance with this Section 8.3(a), neither Parent, the Merger Subs nor any of their directors, officers or other Affiliates shall have any further liability or obligation to the Company, its equityholders or any of their Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, in any circumstance in which the Reverse Termination Fee is paid (whether due to any willful, intentional or unintentional breach by Parent or a Merger Sub, or for any other reason), then the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Parent, the Merger Subs or any of their Affiliates, equityholders, controlling persons, stockholders, directors, officers, employees, agents or other representatives (the “Parent Related Parties”) for any breach, loss or damage shall be to terminate this Agreement and receive payment of the Reverse Termination Fee, only to the extent provided for by this Section 8.3(a), and upon payment of such amount in accordance with this Section 8.3(a) no Person shall have any rights or claims against any of the Parent Related Parties under this Agreement, in respect of any oral representations made or alleged to be made in connection herewith, in respect of the transactions contemplated hereby, whether at law or equity, in contract, in tort or otherwise, and none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or in respect of the transactions contemplated hereby or thereby. Nothing herein shall limit the Company’s rights under Section 8.4 prior to the termination of this Agreement or the Company’s right to seek payment of and be paid the Reverse Termination Fee in accordance with this Agreement if the Company has pursued alternative remedies hereunder in lieu of pursuing the Reverse Termination Fee and the Company ceases to pursue such remedies without having obtained them.

(b) Each of the Company, Parent and each Merger Sub acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) the Reverse Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company and its Affiliates in the circumstances in which such fee is paid for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into this Agreement.

(c) In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement will forthwith become void and have no further force or effect, without any Liability (other than, except as otherwise provided in this Section 8.3, with respect to fraud or willful breach or as set forth in Section 8.2 or this Section 8.3) on the part of Parent, any Merger Sub or the Company. The provisions of Section 8.2, this Section 8.3, Section 9.7, Section 9.11, Section 9.12, Section 9.15 and Section 9.16 and will survive any termination hereof.

8.4. Specific Performance.

(a) Subject to Section 8.3, the parties agree that irreparable damage, for which monetary damages, even if available, would not be an adequate remedy, would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions, specific performance and other equitable remedies to prevent and restrain breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any court specified in Section 9.15, in addition to any other remedy to which they are entitled at law or in equity. The parties hereby waive, in any action for specific performance, the defense of adequacy of a remedy at law and the necessity of demonstrating damages or posting any bond or other security in connection therewith.

ARTICLE IX

MISCELLANEOUS

9.1. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties hereto which by its terms contemplates performance after the Effective Time.

9.2. Amendment. Prior to the Effective Time, this Agreement may be amended, modified or supplemented, but only in a writing signed by Parent and the Company.

9.3. Notices. Any notice, request, instruction or other document or other communication to be given hereunder by a party hereto shall be in writing and shall be deemed to have been given (i) when received if given in person or by courier or a courier service (providing proof of delivery), (ii) on the date of transmission if sent by confirmed facsimile, (iii) on the next Business Day if sent by an overnight delivery service (providing proof of delivery), or (iv) five (5) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid:

(a) If to the Company, addressed as follows:

USF Holding Corp.

9399 W. Higgins Road, Suite 600

Rosemont, IL 60018

Attention: Juliette W. Pryor

Facsimile No.: (480) 293-2705

with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Marni J. Lerner

Facsimile No.: (212) 455-2502

(b) If to Parent or a Merger Sub, or after the Closing, the Surviving Company, addressed as follows:

Sysco Corporation

1390 Enclave Parkway

Houston, TX 77077-2099

Attention: Russell T. Libby

Facsimile No.: (281) 584-2510

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:	Andrew R. Brownstein, Esq.
Benjamin M. Roth, Esq.

Facsimile No.: (212) 403-2000

or to such other individual or address as a party hereto may designate for itself by notice given as herein provided.

9.4. Waivers. The failure of a party hereto at any time or times to require performance of any provision hereof shall in no manner affect its right at a later time to enforce the same. No waiver by a party of any condition or of any breach of any term, covenant, representation or warranty contained in this Agreement shall be effective unless in writing, and no waiver in any one or more instances shall be deemed to be a further or continuing waiver of any such condition or breach in other instances or a waiver of any other condition or breach of any other term, covenant, representation or warranty.

9.5. Counterparts. This Agreement may be executed in counterparts and such counterparts may be delivered in electronic format (including by fax and email). Such delivery of counterparts shall be conclusive evidence of the intent to be bound hereby and each such counterpart and copies produced therefrom shall have the same effect as an original. To the extent applicable, the foregoing constitutes the election of the parties hereto to invoke any Law authorizing electronic signatures.

9.6. Interpretation. The headings preceding the text of Articles and Sections included in this Agreement and the headings to Sections of the Company Disclosure Letter are for convenience only and shall not be deemed part of this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter or be given any effect in interpreting this Agreement, the Company Disclosure Letter or the Parent Disclosure Letter. The use of the masculine, feminine or neuter gender herein shall not limit any provision of this Agreement. The use of the terms “including” or “include” shall in all cases herein mean “including, without limitation” or “include, without limitation,” respectively. Underscored references to Articles, Sections or Exhibits shall refer to those portions of this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term in this Agreement the singular. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic format) in a visible form. If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Any capitalized term used in any Exhibit, the Company Disclosure Letter or the Parent Disclosure Letter but not otherwise defined therein shall have the meaning given to such term in this Agreement. References from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. All references to dollars or to “$” shall be references to United States dollars.

9.7. APPLICABLE LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

9.8. Binding Agreement. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

9.9. Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of and be enforceable by the parties hereto and their respective heirs, successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (including by operation of law) by Parent or the Surviving Company without the prior written consent of the Company; provided that with the consent of Parent, either Merger Sub may assign (in whole but not in part) its rights and obligations under this Agreement to another wholly owned Subsidiary of Parent, but no such assignment shall relieve Parent of its obligations under this Agreement. Any purported assignment in contravention of this Section 9.9 shall be null and void.

9.10. Third Party Beneficiaries. This Agreement is solely for the benefit of the parties hereto and, except for Section 5.11, Section 8.3, Section 9.11 and Section 9.12 no provision of this Agreement shall be deemed to confer upon third parties, either express or implied, any remedy, claim, liability, reimbursement, cause of action or other right.

9.11. No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

9.12. Release. Effective upon the Closing, Parent, on its own behalf and on behalf of the Surviving Company and each of its former, present and future Subsidiaries (each of the foregoing, a “Releasing Party”), hereby releases and forever discharges each former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of the Company and its Subsidiaries or any former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of the foregoing (or a fiduciary of any employee benefit plan of the Company or of any of its present or former Subsidiaries) (each of the foregoing, a “Released Party”) from any and all claims, rights, obligations, debts, liabilities, actions or causes of action of every kind and nature, whether foreseen or unforeseen, contingent or actual, and whether now known or hereafter discovered, which any of the Releasing Parties had, now has or may in the future have, at law or in equity, against any Released Party in any way arising out of, in connection with, pertaining to or by reason of (i) their respective status as such or (ii) any acts or omissions, or alleged acts or omissions, by any of them in their respective capacities as such, which acts or omissions existed or occurred at or prior to the Closing (each, a “Released Claim”); provided, however, that the Releasing Parties expressly do not release their rights and interests (i) under (y) this Agreement or the Stockholders Agreement or (z) the Confidentiality Agreement and the joint defense agreement between the Company and Parent, (ii) with respect to claims, actions, causes of action or any liabilities that arise as a result of actual fraud, intentional misrepresentation or other criminal act by the Released Party or (iii) with respect to any claim of, or liability to, the Company or any of its Subsidiaries (or any successor thereof) against any Released Party to the extent resulting from the Released Party’s status as an employee of the Company or any of its Subsidiaries. Each of Parent and each Merger Sub covenants and agrees that it will honor such release and will not, and will cause the Surviving Company and its Subsidiaries not to, take any action inconsistent therewith (including commencing any Litigation with respect to, or directly or indirectly transferring to another Person, any Released Claim). This Section 9.12 shall survive the Closing, is intended for the benefit of and may be enforced directly by each of the Released Parties, and shall be binding on all successors and permitted assigns of Parent and the Surviving Company.

9.13. Further Assurances. Upon the reasonable request of Parent or the Surviving Company, each party will, on and after the Closing Date, execute and deliver to the other parties such other documents, assignments and other instruments as may be reasonably required to effectuate the Mergers and to effect and evidence the provisions of this Agreement and the transactions contemplated hereby.

9.14. Entire Understanding. The Exhibits, the Company Disclosure Letter and the Parent Disclosure Letter identified in this Agreement are incorporated herein by reference and made a part hereof. This Agreement, the Confidentiality Agreement and the confidentiality and joint defense agreement between the parties set forth the entire agreement and understanding of the parties hereto with respect to the subject matter hereof and supersede any and all prior agreements, arrangements and understandings among the parties with respect to the subject matter hereof.

9.15. JURISDICTION OF DISPUTES. IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE THAT ANY SUCH LITIGATION, PROCEEDING OR OTHER LEGAL ACTION SHALL BE INSTITUTED EXCLUSIVELY IN A COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE, WHETHER A STATE OR FEDERAL COURT; (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION 9.15 AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS; (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; (D) AGREE AS AN ALTERNATIVE METHOD OF SERVICE TO SERVICE OF PROCESS IN ANY LEGAL PROCEEDING BY MAILING OF COPIES THEREOF TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 9.3 FOR COMMUNICATIONS TO SUCH PARTY; (E) AGREE THAT ANY SERVICE MADE AS PROVIDED HEREIN SHALL BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (F) AGREE THAT NOTHING HEREIN SHALL AFFECT THE RIGHTS OF ANY PARTY TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW; PROVIDED, HOWEVER, THAT ANY DISPUTE REGARDING THE CALCULATION OF 2013 ADJUSTED EBITDA SHALL BE GOVERNED EXCLUSIVELY BY THE PROVISIONS OF SECTION 2.10.

9.16. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES OF FACT AND LAW, AND THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY OTHERWISE HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.16.

9.17. Disclosure Letters. Disclosure in any section or subsection of the Company Disclosure Letter or the Parent Disclosure Letter shall apply only to the indicated Section of this Agreement, except to the extent that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to or relevant to another Section of this Agreement. The inclusion of information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be construed as an admission that such information is material to any of the Company or its Subsidiaries or to any of Parent or its Subsidiaries, as applicable. In addition, matters reflected in the Company Disclosure Letter or the Parent Disclosure Letter are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Letter or the Parent Disclosure Letter. Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Company Disclosure Letter or the Parent Disclosure Letter is intended to imply that such item or matter, or other items or matters, are or are not in the ordinary course of business (except where expressly stated in the relevant representation, warranty or covenant), and shall not be construed as an admission of liability or responsibility under any Law or in any dispute or controversy.

9.18. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.19. Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, the language shall be construed as mutually chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.

Signature pages follow

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered as of the date first above written.

USF HOLDING CORP.

By:	/s/ Juliette W. Pryor
Name: Juliette W. Pryor
Title: Executive Vice President

SYSCO CORPORATION

By:	/s/ Russell T. Libby
Name: Russell T. Libby
Title: Senior Vice President & General Counsel

SCORPION CORPORATION I, INC.

By:	/s/ Russell T. Libby
Name: Russell T. Libby
Title: Vice President & Secretary

SCORPION COMPANY II, LLC

By:	/s/ Russell T. Libby
Name: Russell T. Libby
Title: Vice President & Secretary

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

Company Disclosure Letter—List of Schedules

Section 1.1(b)	Indebtedness
Section 1.1(c)	Knowledge of the Company
Section 1.1(d)	Permitted Liens
Section 3.1(b)(i)	Holders of Common Stock and Equity Awards Capitalization
Section 3.1(b)(ii)	Capitalization
Section 3.1(c)	Subsidiaries
Section 3.1(d)	Outstanding Indebtedness In Excess of $5,000,000
Section 3.3	Consents and Approvals
Section 3.4(a)	Financial Statements; No Undisclosed Liabilities
Section 3.5	Title to Assets
Section 3.6	Intellectual Property
Section 3.7(a)	Contracts
Section 3.9(a)	Employee Benefit Plans
Section 3.9(c)	Compliance with Laws
Section 3.9(d)	Post-Retirement Benefits
Section 3.9(e)	Multiemployer Plans
Section 3.9(g)	Title IV Plans
Section 3.9(i)	Change-in-Control Benefits
Section 3.10	Taxes
Section 3.11	Litigation
Section 3.12	Regulatory Matters
Section 3.13	Environmental Matters
Section 3.14	Absence of Changes
Section 3.15(a)	Collective Bargaining Agreements and Labor Relations
Section 3.16(a)	Leased Real Property
Section 3.16(b)	Owned Real Property
Section 3.18	Affiliate Agreements
Section 5.2	Preservation of Company Business
Section 5.12	Termination of Affiliate Agreements

Parent Disclosure Letter—List of Schedules

Section 4.2(a)	Knowledge of the Parent
Section 4.2(a)	Capital Structure
Section 4.8	Litigation

ANNEX B

EXECUTION VERSION

VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made and entered into as of December 9, 2013, by and among Sysco Corporation, a Delaware corporation (“Parent”) and the persons whose names appear on the signature pages hereto (each a “Stockholder” and, together, the “Stockholders”).

RECITALS

A. On December 8 2013, USF Holding Corp., a Delaware corporation (“Unicorn”), Scorpion Corporation I, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub One”), Scorpion Company II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub Two”), and Parent entered into an Agreement and Plan of Merger (the “Merger Agreement”) that, among other things, provides for (i) the merger of Merger Sub One with and into the Company, with the Company being the surviving entity (the “Initial Merger”) immediately followed by (ii) the merger of the Company with and into Merger Sub Two, with Merger Sub Two continuing as the surviving entity and a wholly owned subsidiary of Parent (together with the Initial Merger, the “Mergers”).

B. The Stockholders agree to enter into this Agreement with respect to all common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) that the Stockholders own, beneficially (as defined in Rule 13d-3 under the Securities Exchange Act) or of record, and any additional shares of Company Common Stock that such Stockholders may hereinafter acquire.

C. The Stockholders are the beneficial or record owners, and have either sole or shared voting power over, such number of shares of Company Common Stock as are indicated opposite each of their names on Schedule A attached hereto.

D. Parent and the Company desire that the Stockholders agree, and the Stockholders are willing to agree, on terms and conditions set forth herein, not to Transfer (as defined below) any of their Company Common Stock, and to vote all of their shares of Company Common Stock in a manner so as to facilitate consummation of the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. When used in this Agreement, the following terms in all of their tenses, cases and correlative forms shall have the meanings assigned to them in this Section 1 or elsewhere in this Agreement.

“Expiration Time” shall mean the earliest to occur of (a) the approval and adoption of the Merger Agreement and approval of the Mergers by the holders of a majority of the outstanding shares of Company Common Stock, either at a meeting of the Company’s stockholders or by written consent and (b) such date and time as the Merger Agreement shall be terminated validly pursuant to Article VIII thereof.

“Transfer” shall mean any direct or indirect offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (by operation of Law or otherwise), of any Company Common Stock (or any security convertible or exchangeable into Company Common Stock) or interest in any Company Common Stock, excluding, for the avoidance of doubt, entry into this Agreement.

2. Agreement to Retain the Company Common Stock.

2.1 No Transfer and Encumbrance of Company Common Stock. Until the Expiration Time, the Stockholders agree, with respect to any Company Common Stock currently or hereinafter beneficially owned by the Stockholders, not to (a) Transfer any such Company Common Stock or (b) deposit any such Company Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to such Company Common Stock or grant any proxy (except as otherwise provided herein) or power of attorney with respect thereto (other than pursuant to this Agreement); provided that any Stockholder may Transfer any such Company Common Stock to any Affiliate of such Stockholder if the transferee of such Company Common Stock evidences in a writing reasonably satisfactory to Parent such transferee’s agreement to be bound by and subject to the terms and provisions hereof to the same effect as such transferring Stockholder.

2.2 Additional Purchases. Each Stockholder agrees that any Company Common Stock and other shares of the Company Common Stock that such Stockholder purchases or otherwise hereinafter acquires or with respect to which such Stockholder otherwise acquires sole voting power after the execution of this Agreement and prior to the Expiration Time (the “New Company Common Stock”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted the Company Common Stock.

2.3 Unpermitted Transfers. Any Transfer or attempted Transfer of any Company Common Stock or New Company Common Stock in violation of this Section 2 shall, to the fullest extent permitted by Law, be null and void ab initio.

3. Agreement to Consent and Approve. Hereafter until the Expiration Time, each Stockholder agrees to (a) promptly following receipt by such Stockholder of a registration statement on Form S-4 in connection with the issuance of the shares of Parent Common Stock in the Mergers, in which a consent solicitation statement of the Company with respect to the solicitation of consents from the Company’s stockholders with respect to the Company Stockholder Approval is included as a prospectus (the “Form S-4”), which Form S-4 has been declared effective under the Securities Act by the SEC, such Stockholder shall execute and deliver a written consent adopting the Merger Agreement and approving the Mergers, substantially in the form attached hereto as Exhibit A. Any such written consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of recording the results of such consent. No Stockholder shall enter into any tender, voting or other agreement, or grant a proxy or power of attorney, with respect to the Company Common Stock or New Company Common Stock that is inconsistent with this Agreement or otherwise take any other action with respect to the Company Common Stock or New Company Common Stock that would in any way restrict, limit or interfere with the performance of the Stockholders obligations hereunder or the transactions contemplated hereby, including the approval of the Mergers and the consummation of the Mergers.

4. Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to the Parent as follows:

4.1 Due Authority. Such Stockholder has the full power and authority to make, enter into and carry out the terms of this Agreement. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of such Stockholder enforceable against it in accordance with its terms, except to the extent enforceability may be limited by the effect of applicable bankruptcy, reorganization, insolvency, moratorium or other Laws affecting the enforcement of creditors’ rights generally and the effect of general principles of equity, regardless of whether such enforceability is considered in a proceeding at Law or in equity.

4.2 Ownership of the Company Common Stock. As of the date hereof, such Stockholder (a) is the beneficial or record owner of the shares of Company Common Stock indicated on Schedule A hereto opposite the

Stockholder’s name, free and clear of any and all Liens, other than those created by this Agreement, as disclosed on Schedule A or as would not prevent or interfere with such Stockholder from performing its obligations under this Agreement, and (b) has sole voting power over all of the shares of Company Common Stock beneficially owned by such Stockholder. As of the date hereof, such Stockholder does not own, beneficially or of record, any capital stock or other voting securities of the Company other than the shares of Company Common Stock set forth on Schedule A opposite the Stockholder’s name. As of the date hereof, such Stockholder does not own, beneficially or of record, any rights to purchase or acquire any shares of capital stock of the Company except as set forth on Schedule A opposite such Stockholder’s name.

4.3 No Conflict; Consents.

(a) The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of the obligations under this Agreement and the compliance by such Stockholder with any provisions hereof do not and will not: (a) conflict with or violate any Laws applicable to such Stockholder, or (b) result in any material breach of or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Company Common Stock beneficially owned by such Stockholder pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which such Stockholder is bound, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with, any governmental authority or any other Person, is required by or with respect to such Stockholder in connection with the execution and delivery of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby.

4.4 Absence of Litigation. As of the date hereof, there is no legal action pending against, or, to the knowledge of such Stockholder, threatened against or affecting such Stockholder that could reasonably be expected to materially impair or materially adversely affect the ability of such Stockholder to perform such Stockholder’s obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

5. Termination. This Agreement shall terminate and shall have no further force or effect immediately as of and following the Expiration Time.

6. Fiduciary Duties. The covenants and agreements set forth herein shall not prevent any of the Stockholders’ designees serving on the board of directors of the Company from taking any action, subject to the provisions of the Merger Agreement, while acting in such designee’s capacity as a director of the Company. Each Stockholder is entering into this Agreement solely in its capacity as the record holder or beneficial owner of such Stockholder’s shares of Company Common Stock.

7. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Stockholder’s shares of Company Common Stock. All rights, ownership and economic benefits of and relating to the Stockholder’s shares of Company Common Stock shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct the Stockholders in the voting or disposition of any of the shares of Company Common Stock, except as otherwise provided herein.

8. Miscellaneous.

8.1 Severability. If any term or other provision of this Agreement is determined to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this

Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

8.2 Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.3 Amendments and Modifications. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by all of the parties hereto.

8.4 Specific Performance; Injunctive Relief. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof or was otherwise breached. It is accordingly agreed that the parties shall be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof, in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any federal court within the State of Delaware), in addition to any other remedy to which they may be entitled at Law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived.

8.5 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the parties or sent by facsimile or e-mail of a ..pdf attachment (providing confirmation of transmission) at the following addresses or facsimile numbers (or at such other address or facsimile number for a party as shall be specified by like notice):

(i) if to any Investor, to the address set forth for such party on Schedule A with a copy to (which shall not be considered notice):

Name:	Simpson Thacher & Bartlett LLP
Address:	425 Lexington Avenue
New York, New York 10017
Fax:	(212) 455-2502
Attention:	Marni J. Lerner

and

Name:	Debevoise & Plimpton LLP
Address:	919 Third Avenue
New York, New York 10022
Fax:	(212) 909-6836
Attention:	Paul S. Bird

(ii) if to Parent, to:

Name:	Sysco Corporation
Address:	1390 Enclave Parkway
Houston, TX 77077-2099
Fax:	(281) 584-2510
Attention:	Russell T. Libby

with a copy to (which shall not be considered notice):

Name:	Wachtell, Lipton, Rosen & Katz
Address:	51 West 52nd Street
New York, New York 10019
Fax:	(212) 403-2000
Attention:	Andrew R. Brownstein, Esq.
Benjamin M. Roth, Esq.

Or to such other address as any party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective upon receipt.

8.6 APPLICABLE LAW; JURISDICTION OF DISPUTES. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO NEGOTIATION AND EXPLORATION WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE THAT ANY SUCH LITIGATION, PROCEEDING OR OTHER LEGAL ACTION SHALL BE INSTITUTED EXCLUSIVELY IN A COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE, WHETHER A STATE OR FEDERAL COURT; (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION 8.6 AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS; (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; (D) AGREE AS AN ALTERNATIVE METHOD OF SERVICE TO SERVICE OF PROCESS IN ANY LEGAL PROCEEDING BY MAILING OF COPIES THEREOF TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 8.5 FOR COMMUNICATIONS TO SUCH PARTY; (E) AGREE THAT ANY SERVICE MADE AS PROVIDED HEREIN SHALL BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (F) AGREE THAT NOTHING HEREIN SHALL AFFECT THE RIGHTS OF ANY PARTY TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

8.7 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES OF FACT AND LAW, AND THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY OTHERWISE HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THE NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN

THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.7.

8.8 Entire Agreement. This Agreement contains the entire understanding of the parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the parties with respect to such subject matter.

8.9 Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.

8.10 Effect of Headings. The section headings herein are for convenience only and shall not affect the construction of interpretation of this Agreement.

8.11 No Agreement Until Executed. Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until this Agreement is executed and delivered by all parties hereto.

8.12 Legal Representation. This Agreement was negotiated by the parties with the benefit of legal representation and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any party shall not apply to any construction or interpretation thereof.

8.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense (or, in the case of the Stockholders, by the Company).

8.14 No Recourse. Notwithstanding anything to the contrary contained herein or otherwise, this Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, may only be made against the entities and Persons that are expressly identified as parties to this Agreement in their capacities as such and no former, current or future stockholders, equity holders, controlling persons, directors, officers, employees, general or limited partners, members, managers, agents or Affiliates of any party hereto, or any former, current or future direct or indirect stockholder, equity holder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

Signature page follows

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed on the date and year first above written.

Sysco Corporation

By:	/s/ Russell T. Libby

Name:	Russell T. Libby
Title:	Senior Vice President & General Counsel

Signature Page for Voting Agreement

STOCKHOLDERS:

KKR 2006 FUND, L.P.

By:	KKR Associates 2006 L.P., its General Partner

By:	KKR 2006 GP LLC, its General Partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title : Authorized Person

KKR PEI INVESTMENTS, L.P.

By:	KKR PEI Associates, L.P., its General Partner

By:	KKR PEI GP Limited, the General Partner of KKR PEI Associates, L.P.

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Director

KKR PARTNERS III, L.P.

By:	KKR III GP LLC, its General Partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title : Authorized Person

Signature Page to Voting Agreement

OPERF CO-INVESTMENT LLC

By:	KKR Associates 2006 L.P., its Manager

By:	KKR 2006 GP LLC, its General Partner

By:	/s/ William J. Janetschek
Name: William J. Janetschek
Title: Authorized Person

Signature Page to Voting Agreement

CLAYTON, DUBILIER & RICE FUND VII, L.P.

By:	CD&R Associates VII, Ltd., its General Partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer & Assistant Secretary

CLAYTON, DUBILIER & RICE FUND VII (CO-INVESTMENT), L.P.

By:	CD&R Associates VII (Co-Investment), Ltd., its General Partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer & Assistant Secretary

Signature Page to Voting Agreement

CD&R Parallel FUND VII, L.P.

By:	CD&R Parallel Fund Associates VII, Ltd., its General Partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Vice President, Treasurer & Assistant Secretary

CDR USF CO-INVESTOR L.P.

By:	CDR USF Co-Investor GP Limited, its General Partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

Signature Page to Voting Agreement

CDR USF CO-INVESTOR NO. 2, L.P.

By:	CDR USF Co-Investor GP No. 2, its General Partner

By:	/s/ Theresa A. Gore
	Name:	Theresa A. Gore
	Title:	Director

Signature Page to Voting Agreement

SCHEDULE A

Name	Address for Notice	Common Stock
Clayton, Dubilier & Rice Fund VII, L.P.	Clayton, Dubilier & Rice, Inc.	120,000,000
	375 Park Avenue
	18th Floor
	New York, NY 10152
	Attention: Richard J. Schnall
	Fax: (212) 407-5252

Clayton, Dubilier & Rice Fund VII	(Address: see above)	35,000,000
(Co-Investment), L.P.

CD&R Parallel Fund VII, L.P.	(Address: see above)	854,416

CDR USF Co-Investor, L.P.	(Address: see above)	49,145,584

CDR USF Co-Investor No. 2, L.P.	(Address: see above)	20,000,000

KKR 2006 Fund L.P.	Kohlberg Kravis Roberts & Co. L.P.	199,530,000
	2800 Sand Hill Road, Suite 94025
	Menlo Park, CA 94025
	Attention: Michael Calbert
	Fax: (650) 233-6548

KKR PEI Investments, L.P.	(Address: see above)	20,000,000

KKR Partners III, L.P.	(Address: see above)	3,670,000

OPERF Co-Investment LLC	(Address: see above)	1,800,000

Total:		450,000,000

Signature Page to Voting Agreement

EXHIBIT A

FORM OF WRITTEN CONSENT OF STOCKHOLDERS IN LIEU OF A MEETING

                     , 20

The undersigned, being the stockholders of USF Holding Corp., a Delaware corporation (the “Company”), holding a majority of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Stockholders”), acting by written consent in lieu of a special meeting, pursuant to the provisions of Section 228 of the General Corporation Law of the State of Delaware (“DGCL”) and Section 1.10 of the amended and restated bylaws of the Company, hereby consent in writing to the adoption without a meeting of the following resolutions and to the taking of each of the actions contemplated thereby as of the date first written above:

WHEREAS, the Board of Directors of the Company (the “Board”) has determined that it is advisable and in the best interests of the Company and the Stockholders for the Company to enter into, and have authorized the execution and delivery of, an Agreement and Plan of Merger (the “Merger Agreement”), dated December 8, 2013, by and among Sysco Corporation (“Parent”), Scorpion Corporation I, Inc., a Delaware corporation (“Merger Sub One”), Scorpion Company II, LLC, a Delaware limited liability company (“Merger Sub Two” and together with Merger Sub One, the “Merger Subs”) and the Company, pursuant to which, among other things, Merger Sub One will merge with and into the Company (the “Initial Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent, and thereafter the Company will merger with and into Merger Sub Two (the “Follow-On Merger” and together with the Initial Merger, the “Mergers”), with Merger Sub Two continuing as the surviving entity and a wholly owned subsidiary of Parent; and

WHEREAS, in accordance with the resolutions of the Board approving the Merger Agreement, the Company has executed and delivered the Merger Agreement and submitted the Merger Agreement and the Mergers to the shareholders of the Company for their adoption and approval.

Approval of Merger Agreement

NOW, THEREFORE, BE IT RESOLVED, that the Merger Agreement and the transactions contemplated thereby, including the Mergers, be, and they hereby are, adopted, ratified, approved and authorized in all respects by the Stockholders, and that the Company be, and hereby is, authorized, directed and empowered to (i) perform its obligations under the Merger Agreement and (ii) enter into and perform its obligations under each other agreement, instrument or certificate required or permitted to be entered into by the Company under the terms of the Merger Agreement, including without limitation, certificates of merger in such form as required by the DGCL and the Delaware Limited Liability Company Act;

FURTHER RESOLVED, that any of the officers of the Company be, and each hereby is, authorized, directed and empowered, acting on behalf of the Company, to execute and deliver any certificates, documents, agreements and instruments that any officer or officers executing such documents may, in the exercise of such officer’s or officers’ discretion, deem appropriate, advisable and in the best interests of the Company pursuant to the foregoing resolution, together with such amendments and modifications thereof as shall be made therein with the approval of such officer or officers, the execution of which shall be conclusive evidence of such approval;

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, on behalf and in the name of the Company, to cause to be prepared, executed and filed with the appropriate foreign, federal, state or local governmental authorities or instrumentalities such registrations, declarations or other filings as any such officer may deem necessary or desirable or as may be required by such governmental authorities or instrumentalities in connection with the transactions contemplated by the Merger Agreement;

FURTHER RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and directed, on behalf and in the name of the Company, to do or cause to be done any and all such further acts and things and to execute and deliver any and all such additional agreements, certificates, documents and instruments as any such officer may deem necessary or appropriate in connection with the transactions contemplated by the Merger Agreement;

FURTHER RESOLVED, that the Board be, and hereby is, authorized and empowered to amend the Merger Agreement and take any other action with respect to the Merger Agreement permitted under Section 251(d) of the DGCL, as the Board may, in the exercise of its discretion, deem advisable, appropriate and in the best interests of the Company and its stockholders; and

FURTHER RESOLVED, that any and all acts heretofore done, and any and all documents, instruments and certificates heretofore executed and delivered, in the name and on behalf of the Company, in connection with the transactions contemplated by the Merger Agreement are hereby ratified and approved in all respects.

The undersigned hereby waives compliance with any and all notice requirements imposed by the DGCL or other applicable law.

When executed by the Stockholders, this Consent shall be delivered to the Company and Parent in accordance with Section 3 of the Voting Agreement, dated as of December 9, 2013, by and among Parent and the Stockholders.

Signature Page Follows

EXECUTION VERSION

IN WITNESS WHEREOF, the Stockholders have executed this written consent as of the date first written above.

KKR 2006 FUND, L.P.

By:	KKR Associates 2006 L.P., its General Partner

By:	KKR 2006 GP LLC, its General Partner

By:
Name:
Title:

KKR PEI INVESTMENTS, L.P.

By:	KKR PEI Associates L.P., its General Partner

By:	KKR PEI GP Limited, the General Partner of KKR PEI Associates, L.P.

By:
Name:
Title:

KKR PARTNERS III, L.P.

By:	KKR III GP LLC, its General Partner

By:
Name:
Title:

Signature Page to Written Consent

OPERF CO-INVESTMENT LLC

By:	KKR Associates 2006 L.P., its Manager

By:	KKR 2006 GP LLC, its General Partner

By:
Name:
Title:

CLAYTON, DUBILIER & RICE FUND VII, L.P.

By:	CD&R Associates VII, Ltd., its General Partner

By:
Name:
Title:

CLAYTON, DUBILIER & RICE FUND VII (CO-INVESTMENT), L.P.

By:	CD&R Associates VII (Co-Investment), Ltd., its General Partner

By:
Name:
Title:

CD&R Parallel FUND VII, L.P.

By:	CD&R Parallel Fund Associates VII, Ltd., its Partner

By:
Name:
Title:

Signature Page to Written Consent

CDR USF CO-INVESTOR L.P.

By:	CDR USF Co-Investor GP Limited, its General-partner

By:
Name:
Title:

CDR USF CO-INVESTOR NO.2, L.P.

By:	CDR USF Co-Investor GP No.2, its General-Partner

By:
Name:
Title:

Signature Page to Written Consent

ANNEX C

Section 262 of the General Corporation Law of the State of Delaware Appraisal Rights

§ 262. Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30- 32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws,

c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13; 77 Del. Laws, c. 253, §§ 47-50; 77 Del. Laws, c. 290, §§ 16, 17; 79 Del. Laws, c. 72, §§ 10, 11; 79 Del. Laws, c. 122, §§ 6, 7.

ANNEX D

CONFIDENTIAL TREATMENT REQUESTED

***—CONFIDENTIAL PORTIONS OF THIS AGREEMENT THAT HAVE BEEN

REDACTED ARE MARKED WITH BRACKETS (“***”). THE OMITTED MATERIAL HAS

BEEN FILED SEPARATELY WITH THE UNITED STATES SECURITIES AND EXCHANGE

COMMISSION.

SYSCO CORPORATION STOCKHOLDERS AGREEMENT

Dated as of December 8, 2013

STOCKHOLDERS AGREEMENT, dated as of December 8, 2013 (this “Agreement”), among Sysco Corporation, a Delaware corporation (the “Company”), Clayton, Dubilier & Rice, LLC (“CD&R”), Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and each of the stockholders whose name appears on the signature pages hereto and any person who becomes a party pursuant to Section 2.1(b)(i) hereof.

W I T N E S S E T H:

WHEREAS, on the date hereof, the Company, USF Holding Corp., a Delaware corporation (“Unicorn”), Scorpion Corporation I, Inc., a Delaware corporation (“Merger Sub One”) and Scorpion Company II, LLC, a Delaware limited liability company (“Merger Sub Two”) intend to enter into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) pursuant to which, among other things, Merger Sub One will be merged with and into Unicorn, followed by a merger of Unicorn with and into Merger Sub Two (the “Merger”), with Merger Sub Two continuing as the surviving company and a wholly owned subsidiary of the Company, on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to and subject to the terms and conditions of the Merger Agreement, each share of outstanding common stock of Unicorn, par value $0.01 per share (the “Unicorn Common Stock”) shall be converted in the Merger into (i) shares of common stock, par value $1.00 per share, of the Company (the “Company Common Stock”) and/or (ii) cash, on the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, pursuant to and subject to the terms and condi tions of the Merger Agreement, in connection with the Merger, the Investors (as defined below) are expected to receive shares of Company Common Stock (the shares of Company Common Stock received by the Investors in the Merger, the “Shares”) representing, in the aggregate, approximately 13% of the Company’s outstanding shares, after giving effect to the issuance of such Shares; and

WHEREAS, each of the parties hereto wishes to set forth in this Agreement certain terms and conditions regarding the Investors’ ownership of the Shares.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

GOVERNANCE

1.1 Composition of the Board of Directors at the Closing. On or prior to the date of the Closing, (i) the Company’s board of directors (the “Board”) shall take (or has taken) all action necessary and appropriate (including by amending the bylaws of the Company, if necessary) to cause the number of directors on the Board to be increased by two and (ii) the Board shall appoint (1) Richard J. Schnall as the initial CD&R Investor Designee and (2) Michael Calbert as the initial KKR Investor Designee to the Board.

1.2 Continuing Composition of the Board of Directors.

(a) Following the Closing, subject to the other provisions of this Section 1.2, including Section 1.2(b) and Section 1.3, at each annual or special meeting of the stockholders of the Company at which directors are to be elected to the Board, the Company will nominate and use its reasonable best efforts (which shall, subject to Applicable Law, include the inclusion in any proxy statement prepared, used, delivered or publicly filed by the

Company to solicit the vote of its stockholders in connection with any such meeting the recommendation of the Board that stockholders of the Company vote in favor of the slate of directors, including the CD&R Investor Designee and/or the KKR Investor Designee) to cause the stockholders to elect to the Board a slate of directors which includes (i) prior to a CD&R Investor Rights Termination Event, one CD&R Investor Designee and (ii) prior to a KKR Investor Rights Termination Event. one KKR Investor Designee).

(b) Upon reasonable prior written notice by the Company, the CD&R Investors and the KKR Investors shall notify the Company of the identity of the proposed CD&R Investor Designee and KKR Investor Designee, respectively, in writing, on or before the time such information is reasonably requested by the Board or the Corporate Governance and Nominating Committee for inclusion in a proxy statement for a meeting of stockholders, together with all information about the proposed CD&R Investor Designee or KKR Investor Designee, as applicable, as shall be reasonably requested by the Board or the Corporate Governance and Nominating Committee and of the type of information requested by the Board or the Corporate Governance and Nominating Committee of any other person nominated for election to the Board (including, at a minimum, any information regarding the proposed CD&R Investor Designee or KKR Investor Designee, as applicable, to the extent required by applicable securities laws or for any other person nominated for election to the Board).

(c) Subject to Section 1.2(b) and Section 1.3, so long as no CD&R Investor Rights Termination Event has occurred in the event of the death, disability, removal or resignation of the CD&R Investor Director the Board will promptly appoint as a replacement CD&R Investor Director, the CD&R Investor Designee designated by CD&R to fill the resulting vacancy, and such individual shall then be deemed a CD&R Investor Director for all purposes hereunder; provided, that, for the avoidance of doubt and notwithstanding anything to the contrary contained herein, without limiting the rights of CD&R under this Section 1.2 with respect to subsequent annual or special meetings of the stockholders of the Company at which directors are to be elected to the Board, neither the Company nor the Board shall be under any obligation to appoint any CD&R Investor Director to the Board in the event of the failure of a CD&R Investor Designee to be elected to the Board at any annual or special meeting of the stockholders of the Company at which such CD&R Investor Designee stood for election but was nevertheless not elected. So long as no CD&R Investor Rights Termination Event has occurred, the Board will not remove the CD&R Investor Director without the prior written consent of CD&R, unless the CD&R Investor Director is no longer eligible for designation as a member of the Board pursuant to Section 1.3.

(d) Subject to Section 1.2(b) and Section 1.3, so long as no KKR Investor Rights Termination Event has occurred in the event of the death, disability, removal or resignation of the KKR Investor Director the Board will promptly appoint as a replacement KKR Investor Director the KKR Investor Designee designated by KKR to fill the resulting vacancy, and such individual shall then be deemed a KKR Investor Director for all purposes hereunder; provided, that, for the avoidance of doubt and notwithstanding anything to the contrary contained herein, without limiting the rights of KKR under this Section 1.2 with respect to subsequent annual or special meetings of the stockholders of the Company at which directors are to be elected to the Board, neither the Company nor the Board shall be under any obligation to appoint any KKR Investor Director to the Board in the event of the failure of a KKR Investor Designee to be elected to the Board at any annual or special meeting of the stockholders of the Company at which such KKR Investor Designee stood for election but was nevertheless not elected. So long as no KKR Investor Rights Termination Event has occurred, the Board will not remove the KKR Investor Director without the prior written consent of KKR, unless the KKR Investor Director is no longer eligible for designation as a member of the Board pursuant to Section 1.3.

(e) The Company will at all times provide the CD&R Investor Director (in his or her capacity as a member of the Board) and the KKR Investor Director (in his or her capacity as a member of the Board) with the same rights to indemnification and exculpation that it provides to the other members of the Board. The Company acknowledges and agrees that any such obligations to indemnify or advance expenses to the CD&R Investor Director or the KKR Investor Director, as applicable, in his or her capacity as such, for the matters covered by such indemnification obligations shall be the primary source of indemnification and advancement of such CD&R Investor Director and KKR Investor Director, as applicable, in connection therewith, and any obligation on the part of any Investor Indemnitor under any Investor Indemnification Agreement to indemnify or advance expenses to such CD&R Investor Director or KKR Investor Director shall be secondary to the Company’s obligation and shall be reduced by any amount that such CD&R Investor Director or KKR Investor Director may collect as indemnification or advancement from the Company. In the event that the Company fails to indemnify or advance expenses to the CD&R Investor Director or KKR Investor Director as required by such indemnification obligations and this Agreement (such unpaid amounts, the “Unpaid Indemnitee Amounts”), and any Investor Indemnitor makes any payment to such CD&R Investor Director or KKR Investor Director in respect of indemnification or advancement of expenses under any Investor Indemnification Agreement on account of such Unpaid Indemnitee Amounts, such Investor Indemnitor shall be subrogated to the rights of such CD&R Investor Director or KKR Investor Director, as applicable, under this Agreement in respect of such Unpaid Indemnitee Amounts.

1.3 Objection to Investor Designee. Notwithstanding the provisions of this Article I, the CD&R Investors will not be entitled to designate any CD&R Investor Designee (or, for the avoidance of doubt, any CD&R Investor Director), and the KKR Investors will not be entitled to designate any KKR Investor Designee (or, for the avoidance of doubt, any KKR Investor Director) to, the Board pursuant to this Article I in the event that the Board reasonably determines that (i) the election of such CD&R Investor Designee or such KKR Investor Designee, as applicable, to the Board would cause the Company to not be in compliance with Applicable Law, (ii) such CD&R Investor Designee or such KKR Investor Designee, as applicable, has been involved in any of the events enumerated in Item 2(d) or (e) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K under the Securities Act or is subject to any order, decree or judgment of any Governmental Authority prohibiting service as a director of any public company or (iii) such CD&R Investor Designee or such KKR Investor Designee, as applicable, is not reasonably acceptable to the Board or Corporate Governance and Nominating Committee. In any such case described in clauses (i), (ii) or (iii) of the immediately preceding sentence, the CD&R Investors or the KKR Investors, as applicable, will withdraw the designation of such proposed CD&R Investor Designee or KKR Investor Designee, as applicable, and, so long as no CD&R Investor Rights Termination Event or KKR Investor Rights Termination Event has occurred, as applicable, be permitted to designate a replacement therefor (which replacement CD&R Investor Designee or KKR Investor Designee, as applicable, will also be subject to the requirements of this Section 1.3).

1.4 No Adverse Action; Voting Agreement.

(a) Until the occurrence of any CD&R Investor Rights Termination Event or KKR Investor Rights Termination Event, as applicable, without the prior consent of the CD&R Investors or the KKR Investors, as applicable, except as required by Applicable Law, the Company shall not take any action to cause the amendment of its charter or bylaws such that any of the CD&R Investors’ rights or the KKR Investors’ rights, respectively, under this Article I would not be given full effect; provided, that, for the avoidance of doubt, the foregoing shall not prohibit any increase or decrease in the size of the Board to the extent such decrease does not affect the CD&R Investors’ or the KKR Investors’ rights to designate a CD&R Investor Designee or KKR Investor Designee, respectively, to the Board.

(b) Until six months after the date (i) with respect to the CD&R Investors’ obligations hereunder, there is no CD&R Investor Director serving as a director on the Board (and the CD&R Investors either no longer having any rights under this Article I to designate any CD&R Investor Designee to serve on the Board or irrevocably waiving any such rights), and (ii) with respect to the KKR Investors’ obligations hereunder, no KKR Investor Director serving as a director on the Board (and the KKR Investors either no longer having any rights under this Article I to designate any KKR Investor Designee to serve on the Board or irrevocably waiving any such rights), each CD&R Investor and KKR Investor, respectively, agrees to cause each Voting Security Beneficially Owned by it to be voted by proxy (returned sufficiently in advance of the deadline for proxy voting for the Company to have the reasonable opportunity to verify receipt) mailed to the stockholders of the Company in connection with the solicitation of any proxy (including, if applicable, through the execution of one or more written consents if stockholders of the Company are requested to vote through the execution of an action by written consent in lieu of any such annual or special meeting of stockholders of the Company): (x) in favor of all those persons nominated to serve as directors of the Company by the Board or the Corporate Governance and

Nominating Committee and (y) with respect to any other action, proposal or other matter to be voted upon by the stockholders of the Company (including through action by written consent), in accordance with the recommendation of the Board; provided, however, that following the occurrence of a CD&R Investor Rights Termination Event pursuant to clause (i) of the definition of such term, this Section 1.4(b) shall immediately cease to apply to the CD&R Investors upon such date as there is no CD&R Investor Director serving as a director on the Board, and following the occurrence of a KKR Investor Rights Termination Event pursuant to clause (i) of the definition of such term, this Section 1.4(b) shall immediately cease to apply to the KKR Investors upon such date as there is no KKR Investor Director serving as a director on the Board.

1.5 Termination of Rights.

(a) Immediately upon the occurrence of any CD&R Investor Rights Termination Event, all obligations of the Company with respect to CD&R and any CD&R Investor Director or CD&R Investor Designee pursuant to this Article I shall forever terminate and, unless otherwise consented to by a majority of the members of the Board (in each case, excluding the CD&R Investor Director), CD&R shall cause the CD&R Investor Director to immediately resign from the Board.

(b) Immediately upon the occurrence of any KKR Investor Rights Termination Event, all obligations of the Company with respect to KKR and any KKR Investor Director or KKR Investor Designee pursuant to this Article I shall forever terminate and, unless otherwise consented to by a majority of the members of the Board (in each case, excluding the KKR Investor Director), KKR shall cause the KKR Investor Director to immediately resign from the Board.

1.6 Information Rights; Committees.

(a) Subject to Section 1.6(b), prior to a CD&R Investor Rights Termination Event or a KKR Investor Rights Termination Event, as applicable, (i) the Company and its subsidiaries will prepare and provide, or cause to be prepared and provided, to the CD&R Investor Director or KKR Investor Director (in each case in his or her capacity as such), if any, any information, and access to any information, relating to the management, operations and finances of the Company and its subsidiaries as and when provided to non-management Directors of the Company and (ii) the Company and its subsidiaries will give notice of each meeting of any committee of the Board (at the same time such notice is provided to any committee member) to the CD&R Investor Director and the KKR Investor Director, provide all information provided to members of each such committee simultaneously to the CD&R Investor Director and the KKR Investor Director and permit the CD&R Investor Director and the KKR Investor Director to attend all such committee meetings as an observer.

(b) In furtherance of and not in limitation of any other similar agreement such party or any of its Representatives or Affiliates may have with the Company or its subsidiaries or Unicorn or its affiliates, each of the Investors hereby agrees that all Confidential Information with respect to the Company, its subsidiaries and its and their businesses, finances and operations shall be kept confidential by it and shall not be disclosed by it in any manner whatsoever, except as permitted by this Section 1.6(b). Any Confidential Information may be disclosed:

(i) by an Investor (w) to each other Investor and each other Investor’s respective directors, managers, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors thereof), but only for so long as both a CD&R Investor Director and a KKR Investor Director serve as directors on the Board, (x) to any of its Affiliates, (y) to such Investor’s or such Affiliate’s respective directors, managers, officers, employees and authorized representatives (including attorneys, accountants, consultants, bankers and financial advisors thereof) and (z) in the case of any Investor that is a limited partnership, limited liability company or other investment vehicle, to any current or prospective direct or indirect general partner, limited partner, member, equityholder or management company of such Investor or any former direct or indirect general partner, limited partner, member, equityholder or management company which retained an economic interest in such Investor (or any employee, attorney, accountant, consultant, banker or financial advisor or representative of any of the foregoing) (each of the Persons described in clause (z), collectively, “Investor Related Persons” and each of the Persons described in clauses (x), (y) and (z) (but, for the avoidance of doubt, not those described in clause (w)), collectively, for purposes of this Section 1.6(b) and the definition of Confidential Information, “Representatives”), in each case, solely if and to the extent any Representative needs to be provided such Confidential Information to assist such Investor (as the case may be) (or its Affiliates or, in the case of the Investors, any Investor Related Persons, as applicable) in evaluating or reviewing its existing or prospective direct or indirect investment in the Company, including in connection with the disposition thereof, and each Representative of an Investor shall be deemed to be bound by the provisions of this Section 1.6(b) (provided, that with respect to Investor Related Persons, such Persons shall instead be deemed to be bound by any confidentiality agreement or obligation to which such Person is a party or is otherwise bound, which has restrictions substantially similar to this Section 1.6(b)) and such Investor shall be responsible for any breach of this Section 1.6(b) (or such other agreement or obligation, as applicable) by any such Representative;

(ii) by an Investor or any of its Representatives to the extent the Company consents in writing;

(iii) by an Investor or any Investor Related Person or any of their respective Representatives to a potential Transferee (so long as such Transfer is permitted hereunder); provided, that such Transferee agrees to be bound by the provisions of this Section 1.6(b) (or a confidentiality agreement having restrictions substantially similar to this Section 1.6(b)) and such Investor shall be responsible for any breach of this Section 1.6(b) (or such confidentiality agreement) by any such Transferee and, in any case, such Investor shall remain liable for any breach of any such provisions by such Transferee; and

(iv) by any Investor or any Investor Related Person or any of their respective Representatives or any Person referred to in clause (i)(w) above to the extent that such Investor, Investor Related Person, Representative or Person referred to in clause (i)(w) above has received advice from its counsel (including in-house counsel) that it is legally compelled to do so or is required to do so to comply with Applicable Law or legal process or Governmental Authority request or the rules of any securities exchange or the rules and regulations of any SRO; provided, that prior to making such disclosure, such Person uses commercially reasonable efforts to preserve the confidentiality of the Confidential Information to the extent permitted by Applicable Law, including, to the extent reasonably practicable and permitted by Applicable Law, (A) consulting with the Company regarding such disclosure and (B) if reasonably requested by the Company, assisting the Company, at the Company’s expense, in seeking a protective order to limit the scope of or prevent the requested disclosure; provided, further, that such Investor, Investor Related Person, Representative or Person referred to in clause (i)(w) above, as the case may be, uses reasonable best efforts to disclose only that portion of the Confidential Information as is requested by the applicable Governmental Authority or as is, based on the advice of its counsel (including in-house counsel), legally required or compelled.

Notwithstanding anything to the contrary herein, (i) without limiting any such KKR Investor Director’s fiduciary duties under Applicable Law, and subject to Section 3.2, each of the parties hereto hereby consents to the KKR Investor Director sharing any information such KKR Investor Director (in his or her capacity as such) receives from the Company with officers, directors, members, employees, attorneys, accountants, consultants, bankers and financial advisors of KKR, the KKR Investors, the KKR Investment Funds and their respective Affiliates (other than any portfolio companies thereof) in each case, who shall agree to be bound by the provisions of this Section 1.6(b) (or to be bound by any confidentiality agreement or obligation to which such Person is a party or is otherwise bound, which has restrictions substantially similar to this Section 1.6(b)) (and KKR shall also remain responsible for any breach of such provisions, or such other agreements or obligations, as applicable, by any such Person), for the internal use by KKR, the KKR Investors, the KKR Investment Funds and such Affiliates of any such information, subject, however, to (x) KKR, the KKR Investors, the KKR Investment Funds and their respective Affiliates maintaining adequate procedures to prevent such information from being used in connection with the purchase or sale of securities of the Company in violation of Applicable Law and (y) compliance by

KKR, the KKR Investors, the KKR Investment Funds and their respective Affiliates with the confidentiality provisions set forth in this Section 1.6(b) and (ii) without limiting any such CD&R Investor Director’s fiduciary duties under Applicable Law, and subject to Section 3.2, each of the parties hereto hereby consents to the CD&R Investor Director sharing any information such CD&R Investor Director (in his or her capacity as such) receives from the Company with officers, directors, members, employees, attorneys, accountants, consultants, bankers and financial advisors of CD&R, the CD&R Investors, the CD&R Investment Funds and their respective Affiliates (other than any portfolio companies thereof) in each case, who shall agree to be bound by the provisions of this Section 1.6(b) (or to be bound by any confidentiality agreement or obligation to which such Person is a party or is otherwise bound, which has restrictions substantially similar to this Section 1.6(b)) (and CD&R shall also remain responsible for any breach of such provisions, or such other agreements or obligations, as applicable, by any such Person), for the internal use by CD&R, the CD&R Investors, the CD&R Investment Funds and such Affiliates of any such information, subject, however, to (x) CD&R, the CD&R Investors, the CD&R Investment Funds and their respective Affiliates maintaining adequate procedures to prevent such information from being used in connection with the purchase or sale of securities of the Company in violation of Applicable Law and (y) compliance by CD&R, the CD&R Investors, the CD&R Investment Funds and their respective Affiliates with the confidentiality provisions set forth in this Section 1.6(b).

ARTICLE II

TRANSFERS; STANDSTILL PROVISIONS

2.1 Transfer Restrictions.

(a) Other than solely in the case of a Permitted Transfer, no Investor shall Transfer any Shares prior to the date that is fifteen (15) months after the Closing (such period, the “Restricted Period”).

(b) “Permitted Transfers” mean, in each case, so long as such Transfer is in accordance with Applicable Law and, solely in the case of sub-clause (i) below, any such Transfer would not result in the CD&R Investors or the KKR Investors exceeding the CD&R Ownership Limit or the KKR Ownership Limit, respectively:

(i) a Transfer to a Permitted Transferee of the applicable Investor, so long as such Permitted Transferee, in connection with such Transfer, executes a joinder to this Agreement in the form attached as Exhibit A hereto, in which such Permitted Transferee agrees to be a “CD&R Investor,” in the case of a Transfer by a CD&R Investor or a “KKR Investor,” in the case of a Transfer by a KKR Investor; or

(ii) a Transfer solely to tender into a tender or exchange offer commenced by a third party (for the avoidance of doubt, not in violation of this Agreement) or by the Company; provided, that with respect to an unsolicited tender or exchange offer commenced by a third party, such Transfer shall be permitted only if (A) such tender or exchange offer includes an irrevocable minimum tender condition of no less than a majority of the then-outstanding shares of Company Common Stock and (B) as of the expiration of such offer (x) no stockholder rights plan or analogous “poison pill” of the Company is in effect or (y) the Board has affirmatively publicly recommended to the Company’s stockholders that such stockholders tender into such offer and has not publicly withdrawn or changed such recommendation.

(c) Notwithstanding anything to the contrary contained herein, including Article V hereof and the expiration or inapplicability of the Restricted Period, no Investor shall Transfer any Voting Securities:

(i) other than in accordance with all Applicable Laws and the other terms and conditions of this Agreement;

(ii) except in a Permitted Transfer, in one or more transactions in which any Person or Group, to such Investor’s knowledge, after giving effect to such Transfer, would Beneficially Own 5% or more of the Total Voting Power or the Total Economic Interest; provided that the restriction in this clause (ii) shall not apply to Transfers effected solely through a bona fide Underwritten Offering pursuant to an exercise of the registration rights provided in Article V of this Agreement; or

(iii) except in a Permitted Transfer, on any given day in an amount (in aggregate for the CD&R Investors and their Affiliates, or the KKR Investors and their Affiliates, respectively), greater than 5% of the average daily trading volume of Company Common Stock for the 20-trading day period immediately preceding the date of such Transfer (the “Volume Limitation”); provided, that the Volume Limitation shall not apply to Transfers effected through an offering of Registrable Securities pursuant to an exercise of the registration rights provided in Article V of this Agreement.

(d) Without limiting any other provision of this Article II, prior to the expiration of any Restricted Period with respect to any Investor, the CD&R Investors and the KKR Investors will discuss with the Company their contemplated plans for the orderly disposition, in accordance with the Volume Limitation, of Voting Securities by such Investor.

(e) Any Transfer or attempted Transfer of Voting Securities in violation of this Section 2.1 shall, to the fullest extent permitted by law, be null and void ab initio, and the Company shall not, and shall instruct its transfer agent and other third parties not to, record or recognize any such purported transaction on the share register of the Company.

(f) With respect to any KKR Investor or CD&R Investor, any certificates for Shares shall bear a legend or legends (and appropriate comparable notations or other arrangements will be made with respect to any uncertificated shares) referencing restrictions on Transfer of such Shares under the Securities Act and under this Agreement, which legend shall state in substance:

“The securities evidenced by this certificate may not be offered or sold, transferred, pledged, hypothecated or otherwise disposed of except (i) pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act,” (ii) to the extent applicable, pursuant to Rule 144 under the Securities Act (or any similar rule under the Securities Act relating to the disposition of securities), or (iii) pursuant to an available exemption from registration under the Securities Act.

The securities evidenced by this certificate are subject to restrictions on transfer set forth in a Stockholders Agreement dated as of December 8, 2013, among the Company and certain other parties thereto (a copy of which is on file with the Secretary of the Company).”

(g) Notwithstanding the foregoing subsection (f), the holder of any certificate(s) for Shares shall be entitled to receive from the Company new certificates for a like number of Shares not bearing such legend (or the elimination or termination of such notations or arrangements) upon the request of such holder (i) at such time as such restrictions are no longer applicable, and (ii) with respect to the restriction on Transfer of such Shares under the Securities Act or any other applicable Foreign or State Act, unless such Shares are sold pursuant to a registration statement, subject to delivery of an opinion of counsel to such holder, which opinion is reasonably satisfactory in form and substance to the Company and its counsel, that the restriction referenced in such legend (or such notations or arrangements) is no longer required in order to ensure compliance with the Securities Act or any such other applicable Foreign or State Act.

2.2 Standstill Provisions.

(a) During the Standstill Period, the KKR Investors, the CD&R Investors, KKR and CD&R shall not, directly or indirectly, and shall not permit any of their Controlled Affiliates, directly or indirectly, to, and neither CD&R nor KKR shall permit any CD&R Investment Fund or KKR Investment Fund, respectively, directly or indirectly, to (i) acquire, agree to acquire, propose or offer to acquire, or facilitate the acquisition or ownership of, Voting Securities, or securities of the Company that are convertible, exchangeable or exercisable into Voting

Securities, other than (A) as a result of any stock split, stock dividend or subdivision of Voting Securities or (B) any acquisition of shares of Company Common Stock by any CD&R Non-Private Equity Business or KKR Non-Private Equity Business, so long as after giving effect to such acquisition, all CD&R Non-Private Equity Businesses, in the aggregate, or KKR Non-Private Equity Businesses, in the aggregate, respectively, would each Beneficially Own less than 5% of the Total Voting Power and the Total Economic Interest, (ii) deposit any Voting Securities into a voting trust or similar Contract or subject any Voting Securities to any voting agreement, pooling arrangement or similar arrangement or other Contract (other than solely between (x) the CD&R Investors, CD&R and the CD&R Investment Funds or (y) the KKR Investors, KKR and the KKR Investment Funds, and, in the case of each of the foregoing (x) and (y), their respective Controlled Affiliates), or grant any proxy with respect to any Voting Securities (other than (A) pursuant to Section 1.4(b) or (B) otherwise to the Company or a Person specified by the Company in a proxy card provided to stockholders of the Company by or on behalf of the Company, (iii) enter, agree to enter, propose or offer to enter into or facilitate any merger, business combination, recapitalization, restructuring, change in control transaction or other similar extraordinary transaction involving the Company or any of its subsidiaries (unless (1) such transaction is affirmatively publicly recommended by the Board and there has otherwise been no breach of this Section 2.2 in connection with or relating to such transaction or (2) such action is expressly permitted by Section 2.1(c)(ii)), (iv) make, or in any way participate or engage in, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Commission) to vote, or advise or knowingly influence any Person with respect to the voting of, any Voting Securities, (v) call, or seek to call, a meeting of the stockholders of the Company or initiate any stockholder proposal for action by stockholders of the Company, (vi) form, join or in any way participate in a Group (other than with its Permitted Transferee that is bound by the restrictions of this Section 2.2(a) or a Group which consists solely of any of CD&R, any CD&R Investment Fund and the CD&R Investors, or of KKR, any KKR Investment Fund, the KKR Investors and, in each case, their respective Controlled Affiliates), with respect to any Voting Securities, (vii) otherwise act, alone or in concert with others, to seek to Control or influence the management or the policies of the Company (provided, that this clause (vii) shall in no way limit the activities of any CD&R Investor Director or any KKR Investor Director taken in good faith solely in his or her capacity as a director of the Company), (viii) publicly disclose any intention, plan, arrangement or other Contract prohibited by, or inconsistent with, the foregoing or (ix) advise or knowingly assist or encourage or enter into any discussions, negotiations, agreements, or arrangements or other Contracts with any other Persons in connection with the foregoing. The CD&R Investors, the KKR Investors, CD&R and KKR further agree that, during the Standstill Period, the CD&R Investors, the KKR Investors, CD&R and KKR shall not, directly or indirectly, and shall not permit any of their Controlled Affiliates, directly or indirectly, to, and neither of CD&R or KKR shall permit any CD&R Investment Fund or KKR Investment Fund, respectively, directly or indirectly, to (x) request the Company to amend or waive any provision of this Section 2.2 (including this sentence) or (y) take any action that would reasonably be expected to require the Company to make a public announcement regarding the possibility of a business combination, merger or other type of transaction or matter described in this Section 2.2; provided, that this clause (y) shall in no way limit the activities of any CD&R Investor Director or any KKR Investor Director taken in good faith solely in his or her capacity as a director of the Company.

(b) “Standstill Period” shall mean, with respect to each of (i) CD&R and the CD&R Investors and (ii) KKR and the KKR Investors, from the Closing Date until the date that is the later of (x) the date on which either CD&R and the CD&R Investors (with respect to CD&R) or KKR and the KKR Investors (with respect to KKR) Beneficially Own 25% or less of the Shares Beneficially Owned by such Persons as of immediately following the Closing and (y) one year after the date on which, with respect to CD&R, the CD&R Investor Director ceases to serve as a director on the Board or, with respect to KKR, the date on which the KKR Investor Director ceases to serve as a director on the Board, (and such CD&R Investors or KKR Investors, respectively, either no longer have any rights under Article I to designate any Investor Designee to serve on the Board or have irrevocably waived any such rights). For the avoidance of doubt, notwithstanding anything to the contrary contained herein, at all times during the Standstill Period, each of (A) CD&R and the CD&R Investors and (B) KKR and the KKR Investors agree that their Beneficial Ownership, on a fully diluted basis, of Voting Securities or securities of the Company that are convertible, exchangeable or exercisable into Voting Securities, shall not exceed the CD&R Ownership Limit or the KKR Ownership Limit, respectively.

ARTICLE III

NON-COMPETITION; NON-SOLICIT

3.1 Non-Competition; Non-Solicit.

(a) In order to induce the Company to enter into the transactions contemplated by the Merger Agreement, each of Clayton, Dubilier & Rice Fund VII, L.P. and CD&R Parallel Fund VII, L.P. hereby covenants and agrees that, from the Closing Date and until the date that is three (3) years after the date of the Closing, such Persons shall not own, manage or operate, or participate in, or benefit from, the ownership, management or operation of, or have any Beneficial Ownership interest in, any Specified Entity.

(b) In order to induce the Company to enter into the transactions contemplated by the Merger Agreement, each of KKR 2006 Fund L.P. and KKR Partners III, L.P. hereby covenants and agrees that, from the Closing Date and until the date that is three (3) years after the date of the Closing, such Persons shall not own, manage or operate, or participate in, or benefit from, the ownership, management or operation of, or have any Beneficial Ownership interest in, any Specified Entity.

(c) In order to induce the Company to enter into the transactions contemplated by the Merger Agreement, from the Closing Date and until a KKR Investor Rights Termination Event, (i) each of KKR and KKR 2006 Fund L.P. hereby covenants and agrees that such Investor will establish and maintain adequate procedures to prevent Confidential Information with respect to the Company, its subsidiaries and its and their businesses, finances and operations from being disclosed to investment professionals of such Investor (whether or not such Persons are engaged in the private equity business or the KKR Non-Private Equity Business) in connection with the consideration or evaluation by such investment professionals of an investment in a Designated Entity; provided that nothing herein shall restrict any disclosure to the extent such disclosure occurs as part of such Investor’s or its Affiliates’ regular internal reporting, portfolio management process or investment committee participation and (ii) the KKR Investor Director shall not serve as a director or otherwise participate in any other manner in any other Designated Entity (or the evaluation or investigation thereof) in which any private equity business or KKR Non-Private Equity Business has invested or is considering an investment (other than through such individual’s ownership interest in, or employment by, any Investor or any Affiliate of any Investor); provided that nothing herein shall restrict such Investor’s or its Affiliates’ regular internal reporting, portfolio management process or investment committee participation by such KKR Investor Director.

(d) In order to induce the Company to enter into the transactions contemplated by the Merger Agreement, from the Closing Date and until a CD&R Investor Rights Termination Event, (i) each of CD&R and Clayton, Dubilier & Rice Fund VII, L.P. hereby covenants and agrees that such Investor will establish and maintain adequate procedures to prevent Confidential Information with respect to the Company, its subsidiaries and its and their businesses, finances and operations from being disclosed to investment professionals of such Investor (whether or not such Persons are engaged in the private equity business or the CD&R Non-Private Equity Business) in connection with the consideration or evaluation by such investment professionals of an investment in a Designated Entity; provided that nothing herein shall restrict any disclosure to the extent such disclosure occurs as part of such Investor’s or its Affiliates’ regular internal reporting, portfolio management process or investment committee participation and (ii) the CD&R Investor Director shall not serve as a director or otherwise participate in any other manner in any other Designated Entity (or the evaluation or investigation thereof) in which any private equity business or CD&R Non-Private Equity Business has invested or is considering an investment (other than through such individual’s ownership interest in, or employment by, any Investor or any Affiliate of any Investor) ; provided that nothing herein shall restrict such Investor’s or its Affiliates’ regular internal reporting, portfolio management process or investment committee participation by such CD&R Investor Director.

(e) In order to induce the Company to enter into the transactions contemplated by the Merger Agreement, each of CD&R, the CD&R Investors, KKR and the KKR Investors hereby covenants and agrees that,

during the Standstill Period, such Persons shall not solicit for employment any person that is (or was within the six-month period prior to the date of determination) a member of the management team of the Company or any of its subsidiaries, or of the management team of Unicorn or any of its subsidiaries, in each case with a title of Operating Company President (or the equivalent) or higher; provided, that (i) employing any person who contacts such Person on his or her own initiative and without any direct solicitation by such Person or as a result of general, non-targeted media advertising or (ii) soliciting or employing any such person through the use of an independent search firm that contacts employees of the Company or any of its subsidiaries, or of Unicorn or any of its subsidiaries, without the direction or advice of any of the Persons whose activities are restricted by this Section 3.1(d) shall, in each case, not be deemed to be direct or indirect solicitations.

(f) For the avoidance of doubt, in the event of a breach of the obligations under this Section 3.1, in addition to all other available remedies, the Company shall be entitled to seek specific performance to enforce the provisions of this Section 3.1 in any court of competent jurisdiction in accordance with Section 7.10.

(g) Each of CD&R, the CD&R Investors, KKR and the KKR Investors acknowledges that the restrictions contained in this Section 3.1 are reasonable and necessary to protect the legitimate interests of the Company and constitute a material inducement to the Company to enter into this Agreement and the Merger Agreement and consummate the transactions contemplated by this Agreement and the Merger Agreement. It is the intent of the parties that the provisions of this Section 3.1 shall be enforced to the fullest extent permissible under the Applicable Law and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Section 3.1 shall be adjudicated to be invalid or unenforceable, such provision or portion thereof shall be deemed amended to the minimum extent necessary to render such provision or portion valid and enforceable, such amendment to apply only with respect to the operation of such provision or portion in the particular jurisdiction in which such adjudication is made.

3.2 Outside Activities. Subject to the provisions of Section 1.6 and Section 3.1:

(a) Subject to subsection (c) below, CD&R, any CD&R Investor, any CD&R Investment Fund, KKR, any KKR Investor, any KKR Investment Fund and any of their respective Affiliates may engage in or possess any interest in other investments, business ventures or Persons of any nature or description, independently or with others, similar or dissimilar to, or that competes with, the investments or business of the Company, and may provide advice and other assistance to any such investment, business venture or Person;

(b) The Company shall have no rights by virtue of this Agreement in and to such investments, business ventures or Persons or the income or profits derived therefrom; and

(c) The pursuit of any such investment or venture, even if competitive with the business of the Company, shall not be deemed wrongful or improper and shall not constitute a conflict of interest or breach of fiduciary or other duty in respect of the Company, its subsidiaries or the Investors. None of CD&R, the CD&R Investors, any CD&R Investment Fund, KKR, any KKR Investor, any KKR Investment Fund or any of their respective Affiliates shall be obligated to present any particular investment or business opportunity to the Company even if such opportunity is of a character that, if presented to the Company, could be pursued by the Company, and each of CD&R, the CD&R Investors, any CD&R Investment Fund, KKR, any KKR Investor, any KKR Investment Fund and any of their respective Affiliates shall have the right to pursue for its own account (individually or as a partner or a fiduciary) or to recommend to any other Person any such investment opportunity; provided, that a CD&R Investor Director or a KKR Investor Director, as the case may be, who is offered an investment or business opportunity in his or her capacity as a member of the Board shall be obligated to communicate such opportunity to the Company, in which case CD&R, the CD&R Investors, any CD&R Investment Fund or KKR, any KKR Investor, any KKR Investment Fund and their respective Affiliates, respectively, shall not be permitted to pursue such opportunity unless the Board determines not to do so.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Investors . Each Investor, on behalf of itself and not any other Investor, hereby represents and warrants to the Company as follows as of the date hereof:

(a) Such Investor: (i) will be acquiring at Closing the Shares for its own account, solely for investment and not with a view toward, or for sale in connection with, any distribution thereof in violation of any foreign, federal, state or local securities or “blue sky” laws, or with any present intention of distributing or selling such Shares in violation of any such laws, (ii) has such knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Shares and of making an informed investment decision and (iii) is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act. Such Investor understands that the Shares may not be Transferred except pursuant to the registration provisions of the Securities Act (and in compliance with any other Applicable Law) or pursuant to an applicable exemption therefrom.

4.2 Representations and Warranties of CD&R. Each Initial CD&R Investor hereby represents and warrants to the Company as follows:

(a) It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. It has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (x) Applicable Law, (y) its organizational documents or (z) any contract or agreement to which it is a party.

(c) The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized by all necessary corporate or other analogous action on its part. This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

4.3 Representations and Warranties of KKR. Each Initial KKR Investor hereby represents and warrants to the Company as follows:

(a) It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. It has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (x) Applicable Law, (y) its organizational documents or (z) any contract or agreement to which it is a party.

(c) The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized by all necessary corporate or other analogous action on its part. This Agreement has been duly executed and delivered by it and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

4.4 Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors as follows:

(a) The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(b) The execution and delivery by the Company of this Agreement and the performance of the obligations of the Company under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (x) Applicable Law, (y) the organizational documents of the Company (following any actions taken pursuant to Section 1.1(i)) or (z) any contract or agreement to which the Company is a party.

(c) The execution and delivery by the Company of this Agreement and the performance of the obligations of the Company under this Agreement have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

ARTICLE V

REGISTRATI ON

5.1 Demand Registrations.

(a) From and after the expiration of the Restricted Period, subject to the terms and conditions hereof (x) solely during any period that the Company is then-ineligible under Applicable Law to register Registrable Securities on Form S-3 pursuant to Section 5.3 or, if the Company is so eligible but has failed to comply with its obligations under Section 5.3 or (y) following the expiration of the Company’s obligation to keep the Shelf Registration Statement continuously effective pursuant to Section 5.3(c), but only if there is no Shelf Registration Statement then in effect, any Demand Stockholders (“Requesting Stockholders”) shall be entitled to make an unlimited number of written requests of the Company (each, a “Demand”) for registration under the Securities Act of an amount of Registrable Securities then held by such Requesting Stockholders that equals or is greater than the Registrable Amount (a “Demand Registration”). Thereupon the Company will, subject to the terms of this Agreement, use its reasonable best efforts to effect the registration as promptly as practicable under the Securities Act of:

(i) the Registrable Securities which the Company has been so requested to register by the Requesting Stockholders for disposition in accordance with the intended method of disposition stated in such Demand;

(ii) all other Registrable Securities which the Company has been requested to register pursuant to Section 5.1(b), but subject to Section 5.1(g); and

(iii) all shares of Company Common Stock which the Company may elect to register in connection with any offering of Registrable Securities pursuant to this Section 5.1, but subject to Section 5.1(g);

all to the extent necessary to permit the disposition (in accordance with the intended methods thereof) of the Registrable Securities and the additional shares of Company Common Stock, if any, to be so registered.

(b) A Demand shall specify: (i) the aggregate number of Registrable Securities requested to be registered in such Demand Registration, (ii) the intended method of disposition in connection with such Demand Registration, to the extent then known and (iii) the identity of the Requesting Stockholder(s). Within three (3) Business Days after receipt of a Demand, the Company shall give written notice of such Demand to all other holders of Registrable Securities. The Company shall include in the Demand Registration covered by such Demand all Registrable Securities with respect to which the Company has received a written request for inclusion therein within ten (10) days after the Company’s notice required by this paragraph has been given, subject to Section 5.1(g). Each such written request shall comply with the requirements of a Demand as set forth in this Section 5.1(b).

(c) A Demand Registration shall not be deemed to have been effected and shall not count as a Demand Registration (i) unless a registration statement with respect thereto has become effective and has remained effective for a period of at least one hundred eighty (180) days or such shorter period in which all Registrable Securities included in such Demand Registration have actually been sold thereunder ( provided, that such period shall be extended for a period of time equal to the period the holder of Registrable Securities refrains from selling any securities included in such registration statement at the request of the Company or the lead managing underwriter(s) pursuant to the provisions of this Agreement) or (ii) if, after it has become effective, such Demand Registration becomes subject, prior to one hundred eighty (180) days after effectiveness, to any stop order, injunction or other order or requirement of the Commission or other Governmental Authority, other than by reason of any act or omission by the applicable Selling Stockholders.

(d) Demand Registrations shall be on such appropriate registration form of the Commission as shall be selected by the Company and reasonably acceptable to the Requesting Stockholders.

(e) The Company shall not be obligated to (i) subject to Section 5.1(c), maintain the effectiveness of a registration statement under the Securities Act filed pursuant to a Demand Registration, for a period longer than one hundred eighty (180) days or (ii) effect any Demand Registration (A) within six (6) months of a “firm commitment” Underwritten Offering in which all Demand Stockholders were offered “piggyback” rights pursuant to Section 5.2 (subject to Section 5.2(b)) and at least 75% of the number of Registrable Securities requested by such Demand Stockholders to be included in such Demand Registration were included and sold, (B) within six (6) months of the completion of any other Demand Registration (including, for the avoidance of doubt, any Underwritten Offering pursuant to any Shelf Registration Statement) or (C) if, in the Company’s reasonable judgment, it is not feasible for the Company to proceed with the Demand Registration because of the unavailability of audited or other required financial statements; provided, that the Company shall use its reasonable best efforts to obtain such financial statements as promptly as practicable.

(f) The Company shall be entitled to postpone (upon written notice to the Demand Stockholders ) the filing or the effectiveness of a registration statement for any Demand Registration in the event of a Blackout Period until the expiration of the applicable Blackout Period. In the event of a Blackout Period under clause (ii) of the definition thereof, the Company shall deliver to the Demand Stockholders requesting registration a certificate signed by either the chief executive officer or the chief financial officer of the Company certifying that, in the good faith judgment of the Board, the conditions described in clause (ii) of the definition of Blackout Period are met. Such certificate shall contain an approximation of the anticipated delay.

(g) If, in connection with a Demand Registration that involves an Underwritten Offering, the lead managing underwriter(s) advise(s) the Company that, in its (their) opinion, the inclusion of all of the securities sought to be registered in connection with such Demand Registration would adversely affect the success thereof, then the Company shall include in such registration statement only such securities as the Company is advised by such lead managing underwriter(s) can be sold without such adverse effect as follows and in the following order of priority: (i) first, up to the number of Registrable Securities requested to be included in such Demand Registration by the Demand Stockholders, which, in the opinion of the lead managing underwriter(s), can be sold without adversely affecting the success thereof, pro rata among such Demand Stockholders on the basis of the number of such Registrable Securities requested to be included by such Demand Stockholders ; (ii) second, up to the number of Registrable Securities requested to be included in such Demand Registration by other holders of Registrable Securities, pro rata on the basis of the amount of such Registrable Securities requested to be included by such holders; (iii) third, securities the Company proposes to sell; and (iv) fourth, all other securities of the Company duly requested to be included in such registration statement, pro rata on the basis of the amount of such other securities requested to be included or such other allocation method determined by the Company.

(h) Any time that a Demand Registration involves an Underwritten Offering, the Requesting Stockholder(s) shall select the investment banker(s) and manager(s) that will serve as managing underwriters (including which such managing underwriters will serve as lead or co-lead) and underwriters with respect to the offering of such Registrable Securities; provided, that such investment banker(s) and manager(s) shall be reasonably acceptable to the Company (such acceptance not to be unreasonably withheld, conditioned or delayed).

5.2 Piggyback Registrations.

(a) From and after the expiration of the Restricted Period, subject to the terms and conditions hereof, whenever the Company proposes to register any Company Common Stock under the Securities Act (other than a registration by the Company (i) on Form S-4 or any successor form thereto, (ii) on Form S-8 or any successor form thereto, (iii) on a Shelf Registration Statement pursuant to Section 5.3 or (iv) pursuant to Section 5.1) (a “Piggyback Registration”), whether for its own account or for the account of others, the Company shall give all holders of Registrable Securities prompt written notice thereof (but not less than ten (10) Business Days prior to the filing by the Company with the Commission of any registration statement with respect thereto). Such notice (a “Piggyback Notice”) shall specify the number of shares of Company Common Stock proposed to be registered, the proposed date of filing of such registration statement with the Commission, the proposed means of distribution, the proposed managing underwriter(s) (if any) and a good faith estimate by the Company of the proposed minimum offering price of such shares of Company Common Stock, in each case to the extent then known. Subject to Section 5.2(b), the Company shall include in each such Piggyback Registration all Registrable Securities held by holders of Registrable Securities (a “Piggyback Seller”) with respect to which the Company has received written requests (which written requests shall specify the number of Registrable Securities requested to be disposed of by such Piggyback Seller) for inclusion therein within ten (10) days after such Piggyback Notice is received by such Piggyback Seller.

(b) If, in connection with a Piggyback Registration that involves an Underwritten Offering, the lead managing underwriter(s) advises the Company that, in its opinion, the inclusion of all the shares of Company Common Stock sought to be included in such Piggyback Registration by (i) the Company, (ii) other Persons who have sought to have shares of Company Common Stock registered in such Piggyback Registration pursuant to rights to demand (other than pursuant to so-called “piggyback” or other incidental or participation registration rights) such registration (such Persons being “Other Demanding Sellers”), (iii) the Piggyback Sellers and (iv) any other proposed sellers of shares of Company Common Stock (such Persons being “Other Proposed Sellers”), as the case may be, would adversely affect the success thereof, then the Company shall include in the registration statement applicable to such Piggyback Registration only such shares of Company Common Stock as the Company is so advised by such lead managing underwriter(s) can be sold without such an effect, as follows and in the following order of priority:

(i) if the Piggyback Registration relates to an offering for the Company’s own account, then (A) first, such number of shares of Company Common Stock to be sold by the Company as the Company, in its reasonable judgment and acting in good faith and in accordance with sound financial practice, shall have determined, (B) second, Registrable Securities of Piggyback Sellers, pro rata on the basis of the number of

Registrable Securities proposed to be sold by such Piggyback Sellers, (C) third, shares of Company Common Stock sought to be registered by Other Demanding Sellers, pro rata on the basis of the number of shares of Company Common Stock proposed to be sold by such Other Demanding Sellers and (D) fourth, other shares of Company Common Stock proposed to be sold by any Other Proposed Sellers; or

(ii) if the Piggyback Registration relates to an offering other than for the Company’s own account, then (A) first, such number of shares of Company Common Stock sought to be registered by each Other Demanding Seller pro rata in proportion to the number of securities sought to be registered by all such Other Demanding Sellers, (B) second, Registrable Securities of Piggyback Sellers, pro rata on the basis of the number of shares of Company Common Stock proposed to be sold by such Piggyback Sellers, (C) third, shares of Company Common Stock to be sold by the Company and (D) fourth, other shares of Company Common Stock proposed to be sold by any Other Proposed Sellers.

(c) For clarity, in connection with any Underwritten Offering under this Section 5.2 for the Company’s account, the Company shall not be required to include the Registrable Securities of a Piggyback Seller in the Underwritten Offering unless such Piggyback Seller accepts the terms of the underwriting as agreed upon between the Company and the lead managing underwriter(s), which shall be selected by the Company.

(d) If, at any time after giving written notice of its intention to register any shares of Company Common Stock as set forth in this Section 5.2 and prior to the time the registration statement filed in connection with such Piggyback Registration is declared effective, the Company shall determine for any reason not to register such shares of Company Common Stock, the Company may, at its election, give written notice of such determination to the Piggyback Sellers within five (5) Business Days thereof and thereupon shall be relieved of its obligation to register any Registrable Securities in connection with such particular withdrawn or abandoned Piggyback Registration; provided, that Demand Stockholders may continue the registration as a Demand Registration pursuant to the terms of Section 5.1.

5.3 Shelf Registration Statement.

(a) From and after the expiration of the Restricted Period, subject to the terms and conditions hereof, and further subject to the availability of a registration statement on Form S-3 or any successor form thereto (“Form S-3”) to the Company, any of the Demand Stockholders may by written notice delivered to the Company (the “Shelf Notice”) require the Company to file as soon as reasonably practicable, and to use reasonable best efforts to cause to be declared effective by the Commission as soon as reasonably practicable after such filing date, a Form S-3 providing for an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (the “Shelf Registration Statement”) relating to the offer and sale, from time to time, of an amount of Registrable Securities then held by such Demand Stockholders that equals or is greater than the Registrable Amount. Notwithstanding the foregoing, to the extent that upon the expiration of the Restricted Period the Company is a well-known seasoned issuer (as defined in Rule 405 under the Securities Act), a Shelf Notice shall not be required and the Company shall file, as soon as reasonably practicable following the expiration of the Restricted Period, the Shelf Registration Statement in the form of an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) or any successor form thereto registering all Registrable Securities then held by such Demand Stockholders.

(b) Within ten (10) days after receipt of a Shelf Notice pursuant to Section 5.3(a), the Company will deliver written notice thereof to all other holders of Registrable Securities. Each other holder of Registrable Securities may elect to participate with respect to its Registrable Securities in the Shelf Registration Statement in accordance with the plan and method of distribution set forth, or to be set forth, in such Shelf Registration Statement by delivering to the Company a written request to so participate within ten (10) days after the Shelf Notice is received by any such holder of Registrable Securities.

(c) Subject to Section 5.3(d), the Company will use its reasonable best efforts to keep the Shelf Registration Statement continuously effective until the earlier of (i) five (5) years after the Shelf Registration

Statement has been declared effective; (ii) the date on which all Registrable Securities covered by the Shelf Registration Statement have been sold thereunder in accordance with the plan and method of distribution disclosed in the prospectus included in the Shelf Registration Statement, or otherwise cease to be Registrable Securities; and (iii) the date on which this agreement terminates pursuant to Section 7.1.

(d) Notwithstanding anything to the contrary contained in this Agreement, the Company shall be entitled, from time to time, by providing written notice to the holders of Registrable Securities who elected to participate in the Shelf Registration Statement, to require such holders of Registrable Securities to suspend the use of the prospectus for sales of Registrable Securities under the Shelf Registration Statement during any Blackout Period. In the event of a Blackout Period under clause (ii) of the definition thereof, the Company shall deliver to the Demand Stockholders requesting registration a certificate signed by either the chief executive officer or the chief financial officer of the Company certifying that, in the good faith judgment of the Board, the conditions described in clause (ii) of the definition of Blackout Period are met. Such certificate shall contain an approximation of the anticipated delay. After the expiration of any Blackout Period and without any further request from a holder of Registrable Securities, the Company to the extent necessary shall as promptly as reasonably practicable prepare a post-effective amendment or supplement to the Shelf Registration Statement or the prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the prospectus will not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(e) At any time that a Shelf Registration Statement is effective, if any Demand Stockholder delivers a notice to the Company (a “Take-Down Notice”) stating that it intends to sell all or part of its Registrable Securities included by it on the Shelf Registration Statement in an Underwritten Offering (a “Shelf Offering”), then, the Company shall promptly amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Offering (taking into account, solely in connection with a Marketed Underwritten Shelf Offering, the inclusion of Registrable Securities by any other holders pursuant to this Section 5.3). In connection with any Shelf Offering that is an Underwritten Offering and where the plan of distribution set forth in the applicable Take-Down Notice includes a customary “road show” (including an “electronic road show”) or other substantial marketing effort by the Company and the underwriters (a “Marketed Underwritten Shelf Offering”):

(i) the Company shall forward the Take-Down Notice to all other holders of Registrable Securities included on the Shelf Registration Statement and the Company and such proposing Demand Stockholder(s) shall permit each such holder to include its Registrable Securities included on the Shelf Registration Statement in the Marketed Underwritten Shelf Offering if such holder notifies the proposing Demand Stockholder(s) and the Company within five (5) days after delivery of the Take-Down Notice to such holder; and

(ii) if the lead managing underwriter(s) advises the Company and the proposing Demand Stockholder(s) that, in its opinion, the inclusion of all of the securities sought to be sold in connection with such Marketed Underwritten Shelf Offering would adversely affect the success thereof, then there shall be included in such Marketed Underwritten Shelf Offering only such securities as the proposing Demand Stockholder(s) is advised by such lead managing underwriter(s) can be sold without such adverse effect, and such number of Registrable Securities shall be allocated in the same manner as described in Section 5.1(g). Except as otherwise expressly specified in this Section 5.3, any Marketed Underwritten Shelf Offering shall be subject to the same requirements, limitations and other provisions of this Article V as would be applicable to a Demand Registration ( i.e., as if such Marketed Underwritten Shelf Offering were a Demand Registration), including Section 5.1(e)(ii) (provided that references therein to six (6) months shall be deemed to be references to four (4) months) and Section 5.1(g).

5.4 Withdrawal Rights. Any holder of Registrable Securities having notified or directed the Company to include any or all of its Registrable Securities in a registration statement under the Securities Act shall have the right to withdraw any such notice or direction with respect to any or all of the Registrable Securities designated by it for registration by giving written notice to such effect to the Company prior to the effective date of such registration statement. In the event of any such withdrawal, the Company shall not include such Registrable Securities in the applicable registration and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement (subject to the other terms and conditions of this Agreement). No such withdrawal shall affect the obligations of the Company with respect to the Registrable Securities not so withdrawn; provided, however, that in the case of a Demand Registration, if such withdrawal shall reduce the number of Registrable Securities sought to be included in such registration below the Registrable Amount, then the Company shall as promptly as practicable give each Demand Stockholder seeking to register Registrable Securities notice to such effect and, within ten (10) days following the mailing of such notice, such Demand Stockholders still seeking registration shall, by written notice to the Company, elect to register additional Registrable Securities to satisfy the Registrable Amount or elect that such registration statement not be filed or, if theretofore filed, be withdrawn. During such ten (10) day period, the Company shall not file such registration statement if not theretofore filed or, if such registration statement has been theretofore filed, the Company shall not seek, and shall use reasonable best efforts to prevent, the effectiveness thereof.

5.5 Holdback Agreements. In connection with any Underwritten Offering, each Demand Stockholder, agrees to enter into customary agreements restricting the public sale or distribution of equity securities of the Company (including sales pursuant to Rule 144 under the Securities Act) to the extent required in writing by the lead managing underwriter(s) with respect to an applicable Underwritten Offering during the period commencing on the date of the “pricing” of such Underwritten Offering) and continuing for not more than sixty (60) days after the date of the “final” prospectus (or “final” prospectus supplement if the Underwritten Offering is made pursuant to a Shelf Registration Statement), pursuant to which such Underwritten Offering shall be made, or such lesser period as is required by the lead managing underwriter(s) or such lesser period as is required by the lead managing underwriter(s). Any discretionary waiver or termination of the requirements under the foregoing provisions made by the Company or applicable lead managing underwriter(s) shall apply to each holder of Registrable Securities on a pro rata basis.

If any Demand Registration or Shelf Offering involves an Underwritten Offering, the Company will not effect any public sale or distribution of any common equity (or securities convertible into or exchangeable or exercisable for common equity) (other than a registration statement on Form S-4, Form S-8 or any successor forms thereto) for its own account, within sixty (60) days, after the effective date of such registration except as may otherwise be agreed between the Company and the lead managing underwriter(s) of such Underwritten Offering.

5.6 Registration Procedures.

(a) If and whenever the Company is required to use reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 5.1, Section 5.2 or Section 5.3, the Company shall as expeditiously as reasonably practicable:

(i) prepare and file with the Commission a registration statement to effect such registration in accordance with the intended method or methods of distribution of such securities and thereafter use reasonable best efforts to cause such registration statement to become and remain effective pursuant to the terms of this Article V; provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities at any time prior to the effective date of the registration statement relating thereto; provided, further, that before filing such registration statement or any amendments thereto, the Company will furnish to the Demand Stockholders which are including Registrable Securities in such registration (“Selling Stockholders”), their counsel and the lead managing underwriter(s), if any, copies of all such documents proposed to be filed, which documents will be subject to the review and reasonable comment of such counsel, and other documents reasonably requested by such counsel, including any comment letter from the Commission, and, if requested by such counsel, provide such counsel reasonable opportunity to participate in the preparation of such registration statement and each prospectus included therein and such other opportunities to conduct a reasonable investigation within the meaning of the Securities Act, including reasonable access to the Company’s books and records, officers, accountants and other advisors. The Company shall not file any such registration statement or prospectus or any amendments or supplements thereto with respect to a Demand Registration to which the holders of a majority of Registrable Securities held by the Requesting Stockholder(s), their counsel or the lead managing underwriter(s), if any, shall reasonably object, in writing, on a timely basis, unless, in the opinion of the Company, such filing is necessary to comply with Applicable Law;

(ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective pursuant to the terms of this Article V, and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement;

(iii) if requested by the lead managing underwriter(s), if any, or the holders of a majority of the then outstanding Registrable Securities being sold in connection with an Underwritten Offering, promptly include in a prospectus supplement or post-effective amendment such information as the lead managing underwriter(s), if any, and such holders may reasonably request in order to permit the intended method of distribution of such securities and make all required filings of such prospectus supplement or such post-effective amendment as soon as reasonably practicable after the Company has received such request; provided, however, that the Company shall not be required to take any actions under this Section 5.6(a)(iii) that are not, in the opinion of counsel for the Company, in compliance with Applicable Law;

(iv) furnish to the Selling Stockholders and each underwriter, if any, of the securities being sold by such Selling Stockholders such number of conformed copies of such registration statement and of each amendment and supplement thereto, such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and each free writing prospectus (as defined in Rule 405 of the Securities Act) (a “Free Writing Prospectus”) utilized in connection therewith and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents as such Selling Stockholders and underwriter, if any, may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such Selling Stockholders;

(v) use reasonable best efforts to register or qualify or cooperate with the Selling Stockholders, the underwriters, if any, and their respective counsel in connection with the registration or qualification (or exemption from such registration or qualification) of such Registrable Securities covered by such registration statement under such other securities laws or “blue sky” laws of such jurisdictions as the Selling Stockholders and any underwriter of the securities being sold by such Selling Stockholders shall reasonably request, and to keep each such registration or qualification (or exemption therefrom) effective during the period such registration statement is required to be kept effective and take any other action which may be necessary or reasonably advisable to enable such Selling Stockholders and underwriters to consummate the disposition in such jurisdictions of the Registrable Securities owned by such Selling Stockholders, except that the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (v) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;

(vi) use reasonable best efforts to cause such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if no such securities are so listed, use reasonable best efforts to cause such Registrable Securities to be listed on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Stock Market;

(vii) use reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be reasonably necessary to enable the Selling Stockholder(s) thereof to consummate the disposition of such Registrable Securities;

(viii) use reasonable best efforts to provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration statement;

(ix) enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and use its reasonable best efforts to take all such other actions reasonably requested by the holders of a majority of the Registrable Securities being sold in connection therewith (including those reasonably requested by the lead managing underwriter(s), if any) to expedite or facilitate the disposition of such Registrable Securities, and in such connection, whether or not an underwriting agreement is entered into and whether or not the registration is an Underwritten Offering (A) make such representations and warranties to the holders of such Registrable Securities and the underwriters, if any, with respect to the business of the Company and its subsidiaries, and the registration statement, prospectus and documents, if any, incorporated or deemed to be incorporated by reference therein, in each case, in form, substance and scope as are customarily made by issuers in underwritten offerings, and, if true, confirm the same if and when requested, (B) if an underwriting agreement has been entered into, the same shall contain indemnification provisions and procedures substantially to the effect set forth in Section 5.9 hereof with respect to all parties to be indemnified pursuant to said Section except as otherwise agreed by the holders of a majority of the Registrable Securities being sold and (C) deliver such documents and certificates as reasonably requested by the holders of a majority of the Registrable Securities being sold, their counsel and the lead managing underwriters(s), if any, to evidence the continued validity of the representations and warranties made pursuant to sub-clause (A) above and to evidence compliance with any customary conditions contained in the underwriting agreement or other agreement entered into by the Company. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder;

(x) in connection with an Underwritten Offering, use reasonable best efforts to obtain for the Selling Stockholders and underwriter(s) (A) opinions of counsel for the Company, covering the matters customarily covered in opinions requested in underwritten offerings and such other matters as may be reasonably requested by such Selling Stockholders and underwriters and (B) “comfort” letters and updates thereof (or, in the case of any such Person which does not satisfy the conditions for receipt of a “comfort” letter specified in Statement on Auditing Standards No. 72, an “agreed upon procedures” letter) signed by the independent public accountants who have certified the Company’s financial statements and, to the extent required, any other financial statements included in such registration statement, covering the matters customarily covered in “comfort” letters in connection with underwritten offerings;

(xi) make available for inspection by the Selling Stockholders, any underwriter participating in any disposition pursuant to any registration statement, and any attorney, accountant or other agent or representative retained in connection with such offering by such Selling Stockholders or underwriter (collectively, the “Inspectors”), financial and other records, pertinent corporate documents and instruments of the Company (collectively, the “Records”), as shall be reasonably necessary, or as shall otherwise be reasonably requested, to enable them to exercise their due diligence responsibility, and cause the officers, directors and employees of the Company and its subsidiaries to supply all information in each case reasonably requested by any such representative, underwriter, attorney, agent or accountant in connection with such registration statement; provided, however, that the Company shall not be required to provide any information under this clause (xi) if (A) the Company believes, after consultation with counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information or (B) if either (1) the Company has requested and been granted from the Commission confidential treatment of such information contained in any filing with the Commission or documents provided supplementally or otherwise or (2) the Company reasonably determines in good faith that such Records are confidential and so notifies the Inspectors in writing; unless prior to furnishing any such information with respect to clause (1) or (2) such Selling Stockholder requesting such information enters into, and causes each of its Inspectors to enter into, a confidentiality agreement on terms and conditions reasonably acceptable to the Company; provided, further, that each Selling Stockholder agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction or by another Governmental Authority, give notice to the Company and allow the Company, at its expense, to undertake appropriate action seeking to prevent disclosure of the Records deemed confidential;

(xii) as promptly as practicable notify in writing the Selling Stockholder and the underwriters, if any, of the following events: (A) the filing of the registration statement, any amendment thereto, the prospectus or any prospectus supplement related thereto or post-effective amendment to the registration statement or any Free Writing Prospectus utilized in connection therewith, and, with respect to the registration statement or any post-effective amendment thereto, when the same has become effective; (B) any request by the Commission or any other U.S. or state governmental authority for amendments or supplements to the registration statement or the prospectus or for additional information; (C) the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings by any Person for that purpose; (D) the receipt by the Company of any notification with respect to the suspension of the qualification of any Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction or the initiation or threat of any proceeding for such purpose; (E) if at any time the representations and warranties of the Company contained in any mutual agreement (including any underwriting agreement) contemplated by Section 5.6(a)(ix) cease to be true and correct in any material respect; and (F) upon the happening of any event that makes any statement made in such registration statement or related prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in such registration statement, prospectus or documents so that, in the case of the registration statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and, at the request of any Selling Stockholder, promptly prepare and furnish to such Selling Stockholder a reasonable number of copies of a supplement to or an amendment of such registration statement or prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(xiii) use reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of such registration statement, or the lifting of any suspension of the qualification (or exemption from qualification) of any of the Registrable Securities for sale in any jurisdiction at the earliest reasonable practicable date, except that, subject to the requirements of Section 5.6(a)(v), the Company shall not for any such purpose be required to (A) qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this clause (xiii) be obligated to be so qualified, (B) subject itself to taxation in any such jurisdiction or (C) file a general consent to service of process in any such jurisdiction;

(xiv) cooperate with the Selling Stockholders and the lead managing underwriter(s) to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under Applicable Law) representing securities sold under any registration statement, and enable such securities to be in such denominations and registered in such names as the lead managing underwriter(s) or such Selling Stockholders may request and keep available and make available to the Company’s transfer agent prior to the effectiveness of such registration statement a supply of such certificates;

(xv) cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA; and

(xvi) have appropriate officers of the Company prepare and make presentations at a reasonable number of “road shows” and before analysts and rating agencies, as the case may be, and other information meetings reasonably organized by the underwriters and otherwise use its reasonable best efforts to cooperate as reasonably requested by the Selling Stockholders and the underwriters in the offering, marketing or selling of the Registrable Securities.

(b) The Company may require each Selling Stockholder and each underwriter, if any, to furnish the Company in writing such information regarding each Selling Stockholder or underwriter and the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing to complete or amend the information required by such registration statement.

(c) Each Selling Stockholder agrees that upon receipt of any notice from the Company of the happening of any event of the kind described in clauses (B), (C), (D), (E) and (F) of Section 5.6(a)(xii), such Selling Stockholder shall forthwith discontinue such Selling Stockholder’s disposition of Registrable Securities pursuant to the applicable registration statement and prospectus relating thereto until such Selling Stockholder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 5.6(a)(xi), or until it is advised in writing by the Company that the use of the applicable prospectus may be resumed, and has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus; provided, however, that the Company shall extend the time periods under Section 5.1(c) with respect to the length of time that the effectiveness of a registration statement must be maintained by the amount of time the holder is required to discontinue disposition of such securities.

(d) With a view to making available to the holders of Registrable Securities the benefits of Rule 144 under the Securities Act and any other rule or regulation of the Commission that may at any time permit a holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3 (or any successor form), the Company shall:

(i) use reasonable best efforts to make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act;

(ii) use reasonable best efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act, at any time when the Company is subject to such reporting requirements; and

(iii) furnish to any holder so long as the holder owns Registrable Securities, promptly upon request, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 under the Securities Act and of the Exchange Act, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents so filed or furnished by the Company with the Commission as such holder may reasonably request in connection with the sale of Registrable Securities without registration (in each case to the extent not readily publicly available).

5.7 Registration Expenses. All fees and expenses incident to the Company’s performance of its obligations under this Article V, including (a) all registration and filing fees, including all fees and expenses of compliance with securities and “blue sky” laws (including the reasonable and documented fees and disbursements of counsel for the underwriters in connection with “blue sky” qualifications of the Registrable Securities pursuant to Section 5.6(a)(v)) and all fees and expenses associated with filings required to be made with FINRA (including, if applicable, the fees and expenses of any “qualified independent underwriter” as such term is defined in FINRA

Rule 5121), (b) all printing (including expenses of printing certificates for the Registrable Securities in a form eligible for deposit with the Depository Trust Company and of printing prospectuses if the printing of prospectuses is requested by a holder of Registrable Securities) and copying expenses, (c) all messenger, telephone and delivery expenses, (d) all fees and expenses of the Company’s independent certified public accountants and counsel (including with respect to “comfort” letters and opinions), (e) expenses of the Company incurred in connection with any “road show” and (f) reasonable and documented fees and disbursements of one counsel for all holders of Registrable Securities whose shares are included in a registration statement, which counsel shall be selected by, in the case of a Demand Registration, the Requesting Stockholders, in the case of a Shelf Offering, the Demand Stockholder(s) requesting such offering, or in the case of any other registration, the holders of a majority of the Registrable Securities being sold in connection therewith, shall be borne solely by the Company whether or not any registration statement is filed or becomes effective. In connection with the Company’s performance of its obligations under this Article V, the Company will pay its internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties and the expense of any annual audit) and the expenses and fees for listing the securities to be registered on each securities exchange and included in each established over-the-counter market on which similar securities issued by the Company are then listed or traded. Each Selling Stockholder shall pay its portion of all underwriting discounts and commissions and transfer taxes, if any, relating to the sale of such Selling Stockholder’s Registrable Securities pursuant to any registration.

5.8 Miscellaneous.

(a) Not less than five (5) Business Days before the expected filing date of each registration statement pursuant to this Agreement, the Company shall notify each holder of Registrable Securities who has timely provided the requisite notice hereunder entitling such holder to register Registrable Securities in such registration statement of the information, documents and instruments from such holder that the Company or any underwriter reasonably requests in connection with such registration statement, including a questionnaire, custody agreement, power of attorney, lock-up letter and underwriting agreement (the “Requested Information”). If the Company has not received, on or before the second Business Day before the expected filing date, the Requested Information from such holder, the Company may file the registration statement without including Registrable Securities of such holder. The failure to so include in any registration statement the Registrable Securities of a holder of Registrable Securities (with regard to that registration statement) shall not result in any liability on the part of the Company to such holder.

(b) The Company shall not grant any demand, piggyback or shelf registration rights the terms of which are senior to or conflict with the rights granted to the holders of Registrable Securities hereunder to any other Person without the prior written consent of Demand Stockholders holding a majority of the Registrable Securities then held by all Demand Stockholders.

5.9 Registration Indemnification.

(a) The Company agrees, without limitation as to time, to indemnify and hold harmless, to the fullest extent permitted by Law, each Selling Stockholder and its Affiliates and their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) such Selling Stockholder or such other indemnified Person and the officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents of each such controlling Person, each underwriter, if any, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) such underwriter, from and against all losses, claims, damages, liabilities, costs, expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses), judgments, fines, penalties, charges and amounts paid in settlement (collectively, the “Losses”), as incurred, arising out of, caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus or preliminary prospectus or Free Writing

Prospectus or any amendment or supplement thereto or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (without limitation of the preceding portions of this Section 5.9(a)) will reimburse each such Selling Stockholder, each of its Affiliates, and each of their respective officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents and each such Person who controls each such Selling Stockholder and the officers, directors, members, shareholders, employees, managers, partners, accountants, attorneys and agents of each such controlling Person, each such underwriter and each such Person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, Loss, damage, liability or action, except insofar as the same are caused by any information furnished in writing to the Company by any other party expressly for use therein.

(b) In connection with any registration statement in which a Selling Stockholder is participating, without limitation as to time, each such Selling Stockholder shall, severally and not jointly, indemnify the Company, its directors and officers, and each Person who controls (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) the Company, from and against all Losses, as incurred, arising out of, caused by, resulting from or relating to any untrue statement (or alleged untrue statement) of material fact contained in the registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto or any omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and (without limitation of the preceding portions of this Section 5.9(b)) will reimburse the Company, its directors and officers and each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such claim, Loss, damage, liability or action, in each case solely to the extent, but only to the extent, that such untrue statement or omission is made in such registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by such Selling Stockholder for inclusion in such registration statement, prospectus or preliminary prospectus or Free Writing Prospectus or any amendment or supplement thereto. Notwithstanding the foregoing, no Selling Stockholder shall be liable under this Section 5.9(b) for amounts in excess of the net proceeds received by such holder in the offering giving rise to such liability.

(c) Any Person entitled to indemnification hereunder shall give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification; provided, however, the failure to give such notice shall not release the indemnifying party from its obligation, except to the extent that the indemnifying party has been actually and materially prejudiced by such failure to provide such notice on a timely basis.

(d) In any case in which any such action is brought against any indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein, and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof and acknowledging the obligations of the indemnifying party with respect to such proceeding, the indemnifying party will not (so long as it shall continue to have the right to defend, contest, litigate and settle the matter in question in accordance with this paragraph) be liable to such indemnified party hereunder for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation, supervision and monitoring (unless (i) such indemnified party reasonably objects to such assumption on the grounds that there may be defenses available to it which are different from or in addition to the defenses available to such indemnifying party and, as a result, a conflict of interest exists or (ii) the indemnifying party shall have failed within a reasonable period of time to assume such defense and the indemnified party is or would reasonably be expected to be materially prejudiced by such delay, in either event the indemnified party shall be promptly reimbursed by the indemnifying party for the expenses incurred in connection with retaining one separate legal counsel (for the avoidance of doubt, for all indemnified parties in connection therewith)). For the avoidance of doubt, notwithstanding any such assumption by an indemnifying party, the indemnified party shall have the right to employ separate counsel in any such matter and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party except as provided in the previous sentence. An indemnifying party shall not be liable for any settlement of an action or claim effected without its consent (which consent shall not be unreasonably withheld, conditioned or delayed). No matter shall be settled by an indemnifying party without the consent of the indemnified party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement (x) includes as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, (y) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any indemnified party and (z) is settled solely for cash for which the indemnified party would be entitled to indemnification hereunder.

(e) The indemnification provided for under this Agreement shall survive the Transfer of the Registrable Securities and the termination of this Agreement.

(f) If recovery is not available under the foregoing indemnification provisions for any reason or reasons other than as specified therein, any Person who would otherwise be entitled to indemnification by the terms thereof shall nevertheless be entitled to contribution with respect to any Losses with respect to which such Person would be entitled to such indemnification but for such reason or reasons, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, the Persons’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and other equitable considerations appropriate under the circumstances. It is hereby agreed that it would not necessarily be equitable if the amount of such contribution were determined by pro rata or per capita allocation. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not found guilty of such fraudulent misrepresentation. Notwithstanding the foregoing, no Selling Stockholder shall be required to make a contribution in excess of the amount received by such Selling Stockholder from its sale of Registrable Securities in connection with the offering that gave rise to the contribution obligation.

ARTICLE VI

DEFINITIONS

6.1 Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

“Affiliate” means, with respect to any Person, an “affiliate” as defined in Rule 405 of the regulations promulgated under the Securities Act and with respect to each Investor, an “affiliate” of such Investor as defined in Rule 405 of the regulations promulgated under the Securities Act and any investment fund, vehicle or holding company of which such Investor or an Affiliate of such Investor serves as the general partner, managing member or discretionary manager or advisor; provided, however, that notwithstanding the foregoing, an Affiliate of an Investor shall not include any portfolio company or other investment of any such Person or of such Investor or any investment fund, vehicle or holding company, or any limited partners of such Investor.

“Agreement” has the meaning set forth in the preamble.

“Applicable Law” means, with respect to any Person, any Law applicable to such Person, its assets, properties, operations or business.

“Beneficial Owner” or “Beneficially Own” has the meaning assigned to such term in Rule 13d-3 under the Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).

“Blackout Period” means (i) any regular quarterly period during which directors and executive officers of the Company are not permitted to trade under the insider trading policy of the Company then in effect and (ii) in the event that the Company determines in good faith that the registration would reasonably be expected to materially adversely affect or materially interfere with any bona fide material financing of the Company or any material transaction under consideration by the Company or would require disclosure of information that has not been, and is not otherwise required to be, disclosed to the public, the premature disclosure of which would materially adversely affect the Company, a period of up to fifty (50) days; provided, that a Blackout Period described in this clause (ii) may not occur more than twice in any period of eighteen (18) consecutive months.

“Board” has the meaning set forth in Section 1.1.

“Business Day” means a day on which banks are generally open for normal business in New York, New York, which day is not a Saturday or a Sunday.

“CD&R” shall have the meaning set forth in the Recitals.

“CD&R Investment Fund” means any investment fund, investment vehicle or other account that is, directly or indirectly, managed or advised by CD&R or any of its Controlled Affiliates.

“CD&R Investor Designee” means, subject to Section 1.3, an individual (who must be an employee of CD&R or one of its Controlled Affiliates) designated in writing by the CD&R Investors for election or appointment to the Board and who is reasonably acceptable to the Board. The initial CD&R Investor Designee shall be Richard J. Schnall.

“CD&R Investor Director” means a CD&R Investor Designee who has been elected or appointed to the Board.

“CD&R Investor Rights Termination Event” shall be deemed to occur if (i) as of the end of any Business Day following the date of this Agreement, the CD&R Investors Beneficially Own less than 25% of the Shares Beneficially Owned by the CD&R Investors as of immediately following the Closing or (ii) the private equity business of CD&R has made any Designated Entity Investment.

“CD&R Investors” means (i) the Initial CD&R Investors, (ii) any Permitted Transferee of any Initial CD&R Investor to which Shares are Transferred by such Initial CD&R Investor in compliance with the terms of this Agreement and (iii) any Permitted Transferee of any of the Persons included in clause (ii) of this definition to which Shares are Transferred by such Person in compliance with the terms of this Agreement.

“CD&R Non-Private Equity Business” means any business or investment of CD&R and its Affiliates distinct from the private equity business of CD&R and its Affiliates; provided, that such business or investment shall not be deemed to be distinct from such private equity business if and at such time that (i) any Confidential Information with respect to the Company is made available to investment professionals of CD&R and its Affiliates who are not involved in the private equity business and who are involved in such other business or investment or (ii) CD&R or any of its Affiliates instructs or overtly encourages any such business or investment to take any action that would violate any provision of this Agreement that would be applicable to such business or investment were it to be deemed to be a CD&R Investor hereunder.

“CD&R Ownership Limit” means a percentage equal to the percentage of the outstanding shares of Company Common Stock Beneficially Owned by the Initial CD&R Investors as of immediately following the

Closing; provided, that, in either case, the effect of any share repurchases by the Company shall not be counted for purposes of any measurement of the CD&R Ownership Limit (and, for the avoidance of doubt, none of the CD&R Investors shall be required to sell or otherwise dispose of any shares of Company Common Stock as a consequence of any such repurchase or any other similar action undertaken by the Company) unless and until any CD&R Investor has acquired Beneficial Ownership of additional Voting Securities following such repurchase.

“CD&R Related Persons” has the meaning set forth in Section 1.6(b).

“Closing” shall have the meaning set forth in the Merger Agreement.

“Closing Date” shall have the meaning set forth in the Merger Agreement.

“Commission” means the Securities and Exchange Commission or any other federal agency administering the Securities Act.

“Company” has the meaning set forth in the preamble.

“Company Common Stock” has the meaning set forth in the recitals.

“Confidential Information” means all information (irrespective of the form of communication, and irrespective of whether obtained prior to or after the date hereof) obtained by or on behalf of an Investor or its Representatives from the Company or its Representatives, the Beneficial Ownership of Shares or through the rights granted pursuant hereto, other than information which (i) was or becomes generally available to the public other than as a result of a breach of this Agreement by such Investor or any of its Representatives, (ii) was or becomes available to such Investor or any of its Representatives on a non-confidential basis from a source other than the Company or its Representatives, or any other Investor or its Representatives, as the case may be, provided, that the source thereof is not known by such Investor or such of its Representatives to be bound by an obligation of confidentiality, or (iii) is independently developed by such Investor or such of its Representatives without the use of any such information that would otherwise be Confidential Information hereunder. Subject to clauses (i)-(iii) above, Confidential Information also includes all non-public information previously provided by the Company or its Representatives under the provisions of any confidentiality agreement between the Company, the Investors or their respective Affiliates or Representatives, including the Confidentiality Agreement, including all information, documents and reports referred to thereunder, or otherwise.

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of October 9, 2013, between Unicorn and the Company and the confidentiality and joint defense agreement, dated as of October 9, 2013, between Unicorn, the Company and their counsel.

“Contract” means any contract, lease, license, indenture, loan, note, agreement or other legally binding commitment, arrangement or undertaking (whether written or oral and whether express or implied).

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Affiliate” means any Affiliate of the specified Person that is, directly or indirectly, Controlled by the specified Person.

“Corporate Governance and Nominating Committee” means the Corporate Governance and Nominating Committee of the Company or any such successor committee.

“Demand” has the meaning set forth in Section 5.1(a).

“Demand Registration” has the meaning set forth in Section 5.1(a).

“Demand Stockholder” means any CD&R Investor or any KKR Investor, in either case, that holds Registrable Securities.

“Designated Entity” means (i) any Specified Entity or (ii) any Person who, as of any time of determination, engages in the wholesale food service distribution business in North America.

“Designated Entity Investment” shall mean an investment in any Designated Entity, in each case other than an investment in a Designated Entity (i) that is primarily engaged in business outside of the U.S. and that competes to no more than a de minimis extent with the Company or (ii) that represents a passive investment of less than five percent (5%) of the outstanding stock of any corporation whose equity securities are publicly traded on a nationally recognized securities exchange (or the non-U.S. equivalent of a nationally recognized securities exchange).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Transferee” has the meaning set forth in Section 2.1(c)(iv).

“Foreign or State Act” has the meaning set forth in Section 2.1(g).

“Form S-3” has the meaning set forth in Section 5.3(a).

“Free Writing Prospectus” has the meaning set forth in Section 5.6(a)(iv).

“Governmental Authority” means any federal, national, state, local, cantonal, municipal, international or multinational government or political subdivision thereof, governmental department, commission, board, bureau, agency, taxing or regulatory authority, instrumentality or judicial or administrative body, or arbitrator or SRO, having jurisdiction over the matter or matters in question.

“Group” has the meaning assigned to such term in Section 13(d)(3) of the Exchange Act.

“Initial CD&R Investors” means Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CDR USF Co-Investor L.P., and CDR USF Co-Investor No. 2, L.P.

“Initial KKR Investors” means KKR 2006 Fund L.P., KKR PEI Investments, L.P., KKR Partners III, L.P. and OPERF Co-Investment LLC.

“Inspectors” has the meaning set forth in Section 5.6(a)(xi).

“Investor Indemnification Agreements” means each and every certificate, memorandum or articles of incorporation or association, bylaws, limited liability company operating agreement, limited partnership agreement and any other organizational document of, and each and every insurance policy maintained by, CD&R, the CD&R Investors, KKR, the KKR Investors or their respective Affiliates, as applicable, providing for, among other things, indemnification of and advancement of expenses for the CD&R Investor Director and the KKR Investor Director, as applicable, for, among other things, the same matters that are subject to indemnification and advancement of expenses under this Agreement.

“Investor Indemnitors” means the CD&R Investors and the KKR Investors and their respective Affiliates, as applicable, in their capacity as indemnitors to the CD&R Investor Director and KKR Investor Director, as applicable, under the applicable Investor Indemnification Agreements.

“Investors” means the CD&R Investors and the KKR Investors.

“KKR” shall have the meaning set forth in the Recitals.

“KKR Investment Fund” means any investment fund, investment vehicle or other account that is, directly or indirectly, managed or advised by KKR or any of its Controlled Affiliates.

“KKR Investor Designee” means, subject to Section 1.3, an individual (who must be an employee of KKR or one of its Controlled Affiliates) designated in writing by the KKR Investors for election or appointment to the Board and who is reasonably acceptable to the Board. The initial KKR Investor Designee shall be Michael Calbert.

“KKR Investor Director” means a KKR Investor Designee who has been elected or appointed to the Board.

“KKR Investor Rights Termination Event” shall be deemed to occur if (i) as of the end of any Business Day following the date of this Agreement, the KKR Investors Beneficially Own less than 25% of the Shares Beneficially Owned by the KKR Investors as of immediately following the Closing or (ii) the private equity business of KKR has made any Designated Entity Investment.

“KKR Investors” means (i) the Initial KKR Investors, (ii) any Permitted Transferee of any Initial KKR Investor to which Shares are Transferred by such Initial KKR Investor in compliance with the terms of this Agreement and (iii) any Permitted Transferee of any of the Persons included in clause (ii) of this definition to which Shares are Transferred by such Person in compliance with the terms of this Agreement.

“KKR Non-Private Equity Business” means any business or investment of KKR and its Affiliates distinct from the private equity business of KKR and its Affiliates; provided, that such business or investment shall not be deemed to be distinct from such private equity business if and at such time that (i) any Confidential Information with respect to the Company is made available to investment professionals of KKR and its Affiliates who are not involved in the private equity business and who are involved in such other business or investment or (ii) KKR or any of its Affiliates instructs or overtly encourages any such business or investment to take any action that would violate any provision of this Agreement that would be applicable to such business or investment were it to be deemed to be a KKR Investor hereunder.

“KKR Ownership Limit” means a percentage equal to the percentage of the outstanding shares of Company Common Stock Beneficially Owned by the Initial CD&R Investors as of immediately following the Closing; provided, that, in either case, the effect of any share repurchases by the Company shall not be counted for purposes of any measurement of the KKR Ownership Limit (and, for the avoidance of doubt, none of the KKR Investors shall be required to sell or otherwise dispose of any shares of Company Common Stock as a consequence of any such repurchase or any other similar action undertaken by the Company) unless and until any KKR Investor has acquired Beneficial Ownership of additional Voting Securities following such repurchase.

“KKR Related Persons” has the meaning set forth in Section 1.6(b).

“Law” has the meaning set forth in the Merger Agreement.

“Losses” has the meaning set forth in Section 5.9(a).

“Marketed Underwritten Shelf Offering” has the meaning set forth in Section 5.3(e).

“Merger Agreement” has the meaning set forth in the recitals.

“Non-Liable Person” has the meaning set forth in Section 7.12.

“Other Demanding Sellers” has the meaning set forth in Section 5.2(b).

“Other Proposed Sellers” has the meaning set forth in Section 5.2(b).

“Permitted Transfer” has the meaning set forth in Section 2.1(b).

“Permitted Transferee” means, with respect to any Investor, any Affiliate of such Investor.

“Person” has the meaning set forth in the Merger Agreement.

“Piggyback Notice” has the meaning set forth in Section 5.2(a).

“Piggyback Registration” has the meaning set forth in Section 5.2(a).

“Piggyback Seller” has the meaning set forth in Section 5.2(a).

“Records” has the meaning set forth in Section 5.6(a)(xi).

“Registrable Amount” means an amount of Registrable Securities having an aggregate value of at least $250 million (based on the anticipated offering price (as reasonably determined in good faith by the Company)), without regard to any underwriting discount or commission, or such lesser amount of Registrable Securities as would result in the disposition of all of the Registrable Securities Beneficially Owned by the applicable Requesting Stockholder.

“Registrable Securities” means the Shares held by the Investors and any shares of Company Common Stock received by the Investors in respect of the Shares in connection with any stock split or subdivision, stock dividend, distribution or similar transaction; provided, that any such Shares shall cease to be Registrable Securities when (i) they are sold pursuant to an effective registration statement under the Securities Act, (ii) they are sold pursuant to Rule 144 under the Securities Act or (iii) they shall have ceased to be outstanding.

“Representatives” has the meaning set forth in Section 1.6(b) .

“Requested Information” has the meaning set forth in Section 5.8(a).

“Requesting Stockholders” has the meaning set forth in Section 5.1(a).

“Restricted Period” has the meaning set forth in Section 2.1(a).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selling Stockholders” has the meaning set forth in Section 5.6(a)(i).

“Shares” has the meaning set forth in the recitals.

“Shelf Notice” has the meaning set forth in Section 5.3(a).

“Shelf Offering” has the meaning set forth in Section 5.3(e).

“Shelf Registration Statement” has the meaning set forth in Section 5.3(a).

“Specified Entity” shall mean any Person set forth on Schedule I (and any successor thereof).

“SRO” means (i) any “self regulatory organization” as defined in Section 3(a)(26) of the Exchange Act, (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market, or (iii) any other securities exchange.

“Standstill Period” has the meaning set forth in Section 2.2(b).

“Take-Down Notice” has the meaning set forth in Section 5.3(e).

“Total Economic Interest” means, as of any date of determination, the total economic interests of all Voting Securities then outstanding. The percentage of the Total Economic Interest Beneficially Owned by any Person as of any date of determination is the percentage of the Total Economic Interest then Beneficially Owned by such Person, including pursuant to any swaps or any other agreements, transactions or series of transactions, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.

“Total Voting Power” means, as of any date of determination, the total number of votes that may be cast in the election of directors of the Company if all Voting Securities then outstanding were present and voted at a meeting held for such purpose. The percentage of the Total Voting Power Beneficially Owned by any Person as of any date of determination is the percentage of the Total Voting Power of the Company that is represented by the total number of votes that may be cast in the election of directors of the Company by Voting Securities then Beneficially Owned by such Person.

“Transfer” means (i) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock or (ii) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise. “Transferor” means a Person that Transfers or proposes to Transfer; and “Transferee” means a Person to whom a Transfer is made or is proposed to be made.

“Underwritten Offering” means a sale of securities of the Company to an underwriter or underwriters for reoffering to the public.

“Unpaid Indemnitee Amounts” has the meaning set forth in Section 1.2(d).

“Volume Limitation” has the meaning set forth in Section 2.1(c)(iii).

“Voting Securities” means shares of Company Common Stock and any other securities of the Company entitled to vote generally in the election of directors of the Company.

6.2 Interpretation. Whenever used: the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”, and the words “hereof” and “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular Article, Section, Annex, Exhibit or Schedule in which the reference appears. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Annexes, Exhibits and Schedules mean the Articles, Sections and Annexes of, and Exhibits and Schedules attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. References to “$” or “dollars” means United States dollars. Any reference in this Agreement to any gender shall include all genders. The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms. The Annexes, Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. The headings of the Articles and

Sections are for convenience of reference only and do not affect the interpretation of any of the provisions hereof. If, and as often as, there is any change in the outstanding shares of Company Common Stock by reason of stock dividends, splits, reverse splits, spin-offs, split-ups, mergers, reclassifications, reorganizations, recapitalizations, combinations or exchanges of shares and the like, appropriate adjustment shall be made in the provisions of this Agreement so as to fairly and equitably preserve, as far as practicable, the rights and obligations set forth herein that continue to be applicable on the date of such change. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as this Agreement is the product of negotiation between sophisticated parties advised by counsel.

ARTICLE VII

MISCELLANEOUS

7.1 Term. This Agreement will be effective as of the Closing Date and shall automatically terminate with respect to the CD&R Investors upon the date that the CD&R Investors, in the aggregate, Beneficially Own less than 1% of the Total Voting Power, and, with respect to the KKR Investors, upon the date that the KKR Investors, in the aggregate, Beneficially Own less than 1% of the Total Voting Power, so long as, as of such date, all of the then-remaining Registrable Securities Beneficially Owned by the CD&R Investors or all of the then-remaining Registrable Securities Beneficially Owned by the KKR Investors, as applicable, may be sold in a single transaction without limitation under Rule 144 under the Securities Act and if that is not the case, this Agreement shall terminate when the foregoing shall be the case. If this Agreement is terminated pursuant to this Section 7.1, this Agreement shall immediately then be terminated and of no further force and effect, except for the provisions set forth in Section 1.6(b) (which shall survive termination of this Agreement for a period of two (2) years), Section 5.9, Section 6.2 and this Article VII, and except that no termination hereof pursuant to this Section 7.1 shall have the effect of shortening the Standstill Period or the period defined by the first sentence of Section 3.1(a), which, in each case, shall survive in accordance with their terms.

7.2 Notices.

(a) Notices and other statements in connection with this Agreement shall be in writing in the English language and shall be delivered by hand, facsimile or overnight courier to the recipient’s facsimile number or address as set forth below or to such other facsimile number or address as a party hereto may notify to the other parties hereto from time to time and shall be given:

(i) if to the Company, to:

Name:	Sysco Corporation
Address:	1390 Enclave Parkway
Houston, TX 77077-2099
Fax:	(281) 584-2510
Attention:	Russell T. Libby
with a copy to (which shall not be considered notice):
Name:	Wachtell, Lipton, Rosen & Katz
Address:	51 West 52nd Street
New York, New York 10019
Fax:	(212) 403-2000
Attention:	Andrew R. Brownstein, Esq.
Benjamin M. Roth, Esq.

(ii) if to CD&R or a CD&R Investor, to:

Name:	Clayton, Dubilier & Rice, Inc.
Address:	375 Park Avenue, 18th Floor
New York, NY 10152
Fax:	(212) 407-5252
Attention:	Richard J. Schnall
with a copy to (which shall not be considered notice):
Name:	Debevoise & Plimpton LLP
Address:	919 Third Avenue
New York, New York 10022
Fax:	(212) 909-6836
Attention:	Paul S. Bird

(iii) if to KKR or a KKR Investor, to:

Name:	Kohlberg Kravis Roberts & Co. L.P.
Address:	2800 Sand Hill Road, Suite 94025
Fax:	(650) 233-6548
Attention:	Michael Calbert
with a copy to (which shall not be considered notice):
Name:	Simpson Thacher & Bartlett LLP
Address:	425 Lexington Avenue
New York, New York 10017
Fax:	(212) 455-2502
Attention:	Marni J. Lerner

(b) A notice shall be effective upon receipt and shall be deemed to have been received:

(i) at the time of delivery, if delivered by hand, or overnight courier; or

(ii) at the time of transmission in legible form if received prior to 5:00 p.m. local time on such date or at the beginning of the recipient’s next Business Day if received after 5:00 p.m. local time on such date or such date is not a Business Day, if delivered by fax.

7.3 Investor Actions. Any determination, consent or approval of, or notice or request delivered by, or any similar action of, the CD&R Investors, the KKR Investors or the Investors, as applicable, shall be made by, and shall be valid and binding upon, all CD&R Investors, all KKR Investors or all Investors, respectively, if made by (i) in the case of the CD&R Investors, the CD&R Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all CD&R Investors, (ii) in the case of the KKR Investors, the KKR Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all KKR Investors and (iii) in the case of all Investors, a majority of the Total Voting Power then Beneficially Owned by all Investors.

7.4 Amendments and Waivers. No provision of this Agreement may be amended or modified unless such amendment or modification is in writing and signed by (i) the Company, (ii) the CD&R Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all CD&R Investors and (iii) the KKR Investors Beneficially Owning a majority of the Total Voting Power then Beneficially Owned by all KKR Investors. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

7.5 Successors and Assigns. Neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties, provided that any proposed assignment by any of the CD&R Investors or the KKR Investors of any of their respective rights herein to any party other than to an Affiliate of CD&R or KKR, as applicable, may be granted or withheld in the Company’s sole and absolute discretion, it being understood that it is the intention of the parties hereto that the rights afforded to the CD&R Investors and the KKR Investors are personal to such Persons and are not transferable except as expressly provided herein. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 7.5 shall be void.

7.6 Severability. It is the intent of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under Applicable Law and public policies applied in each jurisdiction in which enforcement is sought. If any particular provision or portion of this Agreement shall be adjudicated to be invalid or unenforceable, such provision or portion thereof shall be deemed amended to the minimum extent necessary to render such provision or portion valid and enforceable, and such amendment will apply only with respect to the operation of such provision or portion in the particular jurisdiction in which such adjudication is made.

7.7 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

7.8 Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Merger Agreement and the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

7.9 Governing Law; Jurisdiction; WAIVER OF JURY TRIAL. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. IN THE EVENT ANY PARTY TO THIS AGREEMENT COMMENCES ANY LITIGATION, PROCEEDING OR OTHER LEGAL ACTION IN CONNECTION WITH OR RELATING TO NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT OR ANY MATTERS DESCRIBED OR CONTEMPLATED HEREIN, THE PARTIES TO THIS AGREEMENT HEREBY (A) AGREE THAT ANY SUCH LITIGATION, PROCEEDING OR OTHER LEGAL ACTION SHALL BE INSTITUTED EXCLUSIVELY IN A COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE, WHETHER A STATE OR FEDERAL COURT; (B) AGREE THAT IN THE EVENT OF ANY SUCH LITIGATION, PROCEEDING OR ACTION, SUCH PARTIES WILL CONSENT AND SUBMIT TO PERSONAL JURISDICTION IN ANY SUCH COURT DESCRIBED IN CLAUSE (A) OF THIS SECTION 7.9 AND TO SERVICE OF PROCESS UPON THEM IN ACCORDANCE WITH THE RULES AND STATUTES GOVERNING SERVICE OF PROCESS; (C) AGREE TO WAIVE TO THE FULL EXTENT PERMITTED BY LAW ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE VENUE OF ANY SUCH LITIGATION, PROCEEDING OR ACTION IN ANY SUCH COURT OR THAT ANY SUCH LITIGATION, PROCEEDING OR ACTION WAS BROUGHT IN AN INCONVENIENT FORUM; (D) AGREE AS AN ALTERNATIVE METHOD OF SERVICE TO SERVICE IN ANY LEGAL PROCEEDING BY MAILING OF COPIES THEREOF TO SUCH PARTY AT ITS ADDRESS SET FORTH IN SECTION 7.2 FOR COMMUNICATIONS TO SUCH PARTY; (E) AGREE THAT ANY SERVICE MADE AS PROVIDED HEREIN SHALL BE EFFECTIVE AND BINDING SERVICE IN EVERY RESPECT; AND (F) AGREE THAT NOTHING HEREIN SHALL AFFECT THE RIGHTS OF ANY PARTY TO EFFECT SERVICE OF PROCESS IN ANY OTHER MANNER PERMITTED BY LAW. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES OF FACT AND LAW, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY OTHERWISE HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO

THE NEGOTIATION, EXPLORATION, DUE DILIGENCE WITH RESPECT TO OR ENTERING INTO OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.9.

7.10 Specific Performance. The parties hereto agree that monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is expressly agreed that the parties hereto shall be entitled to equitable relief, including injunctive relief and specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or in equity.

7.11 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the parties hereto and each such party’s respective heirs, successors and permitted assigns; provided, that the Persons indemnified under Section 5.9 are intended third party beneficiaries of Section 5.9, and Non-Liable Persons are intended third party beneficiaries of Section 7.12.

7.12 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that any party hereto may be a partnership or limited liability company, each party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the named parties hereto shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Investor (or any of their heirs, successors or permitted assigns), or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing Persons, but in each case not including the named parties hereto (each, a “Non-Liable Person”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such party against any Non-Liable Person, by the enforcement of any assignment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other Applicable Law or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Liable Person, as such, for any obligations of the applicable party under this Agreement or the transactions contemplated hereby, in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether in tort, contract or otherwise) based on, in respect of or by reason of, such obligations or their creation.

The remainder of this page left intentionally blank.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement by their authorized representatives as of the date first above written.

SYSCO CORPORATION

By:	/s/ Russell T. Libby

Name:	Russell T. Libby

Title:	Senior Vice President & General Counsel

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Nate Taylor
Name: Nate Taylor
Tistle: Member

KKR 2006 FUND, L.P.

By:	KKR Associates 2006 L.P., its General Partner

By:	KKR 2006 GP LLC, its General Partner

By:	/s/ William J. Janetschek
	Name:	William J. Janetschek
	Title:	Authorized Person

KKR PEI INVESTMENTS, L.P.

By:	KKR PEI Associates, L.P., its General Partner

By:	KKR PEI GP Limited, the General Partner of KKR PEI Associates, L.P.

By:	/s/ William J. Janetschek
	Name:	William J. Janetschek
	Title:	Director

KKR PARTNERS III, L.P.

By:	KKR III GP LLC, its General Partner

By:	/s/ William J. Janetschek
	Name:	William J. Janetschek
	Title:	Authorized Person

OPERF CO-INVESTMENT LLC

By:	KKR Associates 2006 L.P., its Manager

By:	KKR 2006 GP LLC, its General Partner

By:	/s/ William J. Janetschek
	Name:	William J. Janetschek
	Title:	Authorized Person

CLAYTON, DUBILIER & RICE, LLC

By:	/s/ Nate Sleeper
	Name:	Nate Sleeper
	Title:	Partner

CLAYTON, DUBILIER & RICE FUND VII, L.P.

By:	CD&R Associates VII, Ltd., its General Partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer & Assistant Secretary

CLAYTON, DUBILIER & RICE FUND VII (CO-INVESTMENT), L.P.

By:	CD&R Associates VII (Co-Investment), Ltd., its General Partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer & Assistant Secretary

CD&R Parallel FUND VII, L.P.

By:	CD&R Parallel Fund Associates VII, Ltd., its General Partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer & Assistant Secretary

CDR USF CO-INVESTOR L.P.

By:	CDR USF Co-Investor GP Limited, its General Partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Vice President, Treasurer & Assistant Secretary

CDR USF CO-INVESTOR NO. 2, L.P.

By:	CDR USF Co-Investor GP No. 2, its General Partner

By:	/s/ Theresa A. Gore
Name: Theresa A. Gore
Title: Director

***—CONFIDENTIAL PORTIONS OF THIS AGREEMENT THAT HAVE BEEN

REDACTED ARE MARKED WITH BRACKETS (“***”). THE OMITTED MATERIAL HAS

BEEN FILED SEPARATELY WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

Schedule I

Specified Entities

***

***

***

***

EXHIBIT A

FORM OF JOINDER

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Sysco Corporation Stockholders Agreement, dated as of December 8, 2013 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Stockholders Agreement”) by and among Sysco Corporation, a Delaware corporation, each of the stockholders whose name appears on the signature pages thereto, and any other Persons who become a party thereto in accordance with the terms thereof. Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Stockholders Agreement.

By executing and delivering this Joinder Agreement to the Stockholders Agreement, the undersigned hereby adopts and approves the Stockholders Agreement and agrees, effective commencing on the date hereof and as a condition to the undersigned’s becoming the transferee of Shares, to become a party to, and to be bound by and comply with the provisions of, the Stockholders Agreement applicable to an Investor and a CD&R Investor KKR Investor, respectively, in the same manner as if the undersigned were an original signatory to the Stockholders Agreement.

The undersigned hereby represents and warrants that, pursuant to this Joinder Agreement and the Stockholders Agreement, it is a Permitted Transferee of — and will be the lawful record owner of — Shares as of the date hereof. The undersigned and the proposed transferor hereby represent and warrant that the proposed transfer of Shares will not result in CD&R KKR exceeding the CD&R Ownership Limit KKR Ownership Limit 1

The undersigned acknowledges and agrees that Sections 7.2 through Section 7.12 of the Stockholders Agreement are incorporated herein by reference, mutatis mutandis .

Remainder of page intentionally left blank

Accordingly, the undersigned have executed and delivered this Joinder Agreement as of the     day of                     ,         .

TRANSFEREE

Print Name:

Address:

Telephone: Facsimile: Email:

AGREED AND ACCEPTED as of the     day of                     ,         .

SYSCO CORPORATION

By:
Name: Title:

TRANSFEROR

By:
Name: Title:

Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Charter and Bylaws. Sysco’s Certificate of Incorporation and Bylaws provide for indemnification of Sysco’s directors and officers against all expense, liability and loss reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was a director or officer of the registrant, to the fullest extent permitted by Delaware General Corporation Law (except that, generally, indemnification is not available for proceedings brought by the director or officer). This indemnification extends also to directors or officers who serve as agents for any entity at Sysco’s request, including, for example, persons who serve as agents for Sysco’s employee benefit plans. In addition, Sysco’s Certificate of Incorporation includes a provision eliminating, to the fullest extent permitted by Delaware law, the personal liability of directors for monetary damages for breaches of fiduciary duty. Sysco may also advance expenses incurred by a director or officer in defending a proceeding before the final disposition of the proceeding so long as the officer or director undertakes to repay the advanced amounts in the event it is ultimately determined that he or she is not entitled to be indemnified. Sysco may advance expenses incurred to an indemnitee with a right to indemnification as described above. Sysco’s Bylaws provide that rights to indemnification and advancement of expenses are deemed to have fully vested at the time the indemnitee assumes his or her position with Sysco.

Delaware Law. Delaware General Corporation Law currently requires Sysco to indemnify a director or officer for all expenses incurred by him or her (including attorney’s fees) when he or she is successful (on the merits or otherwise) in defense of any proceeding brought by reason of the fact that he or she is or was a director or officer of Sysco. In addition, with respect to all proceedings other than proceedings by or in the right of the corporation, Delaware law allows Sysco to indemnify a director or officer against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement, even if the director or officer is not successful on the merits, if he or she:

•	acted in good faith;

•	acted in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation; and

•	in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Sysco may indemnify directors and officers with respect to proceedings brought by or in the right of the corporation to the same extent as with respect to other proceedings, except that if the director or officer is held liable to Sysco in the proceeding, then Sysco may not indemnify the director or officer unless a court determines that, even though he or she was held liable to Sysco, the officer or director is nonetheless fairly and reasonably entitled to indemnification.

Except for indemnification mandated by law or ordered by a court, Sysco may not indemnify an Agent without a formal determination that the required criteria have been met. In the case of officers and directors, the determination must be made by a majority of the disinterested directors (or a committee appointed by them), independent legal counsel in a written opinion, or the stockholders.

Sysco may advance expenses incurred by a current officer or director in defending a proceeding before the final disposition of the proceeding, if the officer or director undertakes to repay the advanced amounts in the event it is ultimately determined that he or she is not entitled to be indemnified. Sysco may advance expenses to other Agents upon whatever terms and conditions it deems appropriate.

Plan Provisions. Certain of Sysco’s employee benefit plans provide indemnification of directors and other agents against certain claims arising from administration of such plans.

D&O Insurance. Sysco maintains liability insurance for its directors and officers covering, subject to certain exceptions, any actual or alleged negligent act, error, omission, misstatement, misleading statement, neglect or breach of duty by such directors or officers, individually or collectively, in the discharge of their duties in their capacity as directors and officers of Sysco.

Item 21. Exhibits and Financial Statements

A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (17 CFR 230.424(b)) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934 (the “exchange act”) (and, when applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)

To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provided such interim financial information.

(6)

(i) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(ii) That every prospectus (A) that is filed pursuant to paragraph (1) immediately preceding, or (B) that purports to meet the requirements of Section 10(a)(3) of the Exchange Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)

The undersigned Registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 2 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on this 7th day of August, 2014.

Sysco Corporation

By:	/s/ Russell T. Libby
Russell T. Libby
Executive Vice President—Corporate Affairs and Chief Legal Officer

Signatures	Title

* William J. DeLaney	President, Chief Executive Officer and Director (Principal Executive Officer)

* Robert C. Kreidler	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* Joel T. Grade	Senior Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)

* Jackie M. Ward	Chairman of the Board

* John M. Cassaday	Director

* Judith B. Craven	Director

* Larry C. Glasscock	Director

* Jonathan Golden	Director

* Joseph A. Hafner, Jr.	Director

* Hans-Joachim Koerber	Director

* Nancy S. Newcomb	Director

* Richard G. Tilghman	Director

* Russell T. Libby signs this Amendment No. 2 to the registration statement on behalf of the indicated persons for whom he is attorney-in-fact, pursuant to the powers of attorney filed with the registration statement on June 6, 2014.

By: /s/ Russell T. Libby

Attorney-in-fact

Dated: August 7, 2014

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
2.1

Agreement and Plan of Merger, dated as of December 8, 2013, by and among Sysco Corporation, USF Holding Corp., Scorpion Corporation I, Inc. and Scorpion Company II, LLC (attached as Annex A to the consent solicitation statement/prospectus included in this Registration Statement)

3.1	Restated Certificate of Incorporation of Sysco Corporation, as amended (Exhibit 3.A to Sysco’s Annual Report on Form 10-K filed on September 25, 1997, incorporated herein by reference)

3.2

Certificate of Amendment of Certificate of Incorporation dated November 9, 1999 (incorporated by reference to Exhibit 3(d) to Sysco’s Quarterly Report on Form 10-Q for the quarter ended January 1, 2000)

3.3

Certificate of Amendment to Restated Certificate of Incorporation dated December 9, 2003 (incorporated by reference to Exhibit 3(e) to Sysco’s Quarterly Report on Form 10-Q for the quarter ended December 27, 2003)

3.4

Form of Amended Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 3(c) to Sysco’s Annual Report on Form 10-K for the fiscal year ended June 29, 1996)

3.5	Amended and Restated Bylaws of Sysco Corporation, as amended (Exhibit 3.2 to Sysco’s Current Report on Form 8-K filed on November 20, 2013, incorporated herein by reference)

5.1	Opinion of Wachtell, Lipton, Rosen & Katz as to the Legality of Shares to be Issued*

8.1	Opinion of Simpson Thacher & Bartlett LLP regarding Certain Federal Income Tax Matters*

10.1

Stockholders Agreement, dated as of December 8, 2013, by and among Sysco Corporation, Clayton Dubilier & Rice LLC, Kohlberg, Kravis Roberts & Co. L.P. and the stockholders named therein (attached as Annex D to the consent solicitation statement/prospectus included in this Registration Statement), a portion of which is subject to a confidential treatment order filed with the SEC on February 10, 2014*

15.1	Letter Regarding Unaudited Financial Statements*

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm of Sysco Corporation*

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm of USF Holding Corp.*

24.1	Power of Attorney (included in signature page of the registration statement)

99.1

Voting Agreement, dated as of December 9, 2013, by and among Sysco Corporation, Clayton Dubilier & Rice LLC, Kohlberg, Kravis Roberts & Co. L.P. and the stockholders named therein (attached as Annex B to the consent solicitation statement/prospectus included in this Registration Statement)*

99.2	Form of Consent for Holders of USF Common Stock*

*	Filed herewith.
**	Filed by amendment